Confidential Draft Submission No. 2 as submitted confidentially with the Securities and Exchange Commission on February 17, 2015. This draft registration statement has not been publicly filed with the Securities and Exchange Commission and all information herein remains strictly confidential.

Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

ECPM HOLDINGS, LLC
to be converted as described herein to a corporation named

EndoChoice Holdings, Inc.
(Exact name of Registrant as specified in its charter)

Delaware	**3841**	**90-0886803**
(State or other jurisdiction of incorporation or organization)	**(Primary Standard Industrial Classification Code Number)**	**(I.R.S. Employer Identification Number)**

11810 Wills Road
Alpharetta, Georgia 30009
(888) 682-3636
(Address, including zip code, and telephone number, including area code, of Registrant's principal executive offices)

Mark Gilreath
President and Chief Executive Officer
ECPM Holdings, LLC
11810 Wills Road
Alpharetta, Georgia 30009
(888) 682-3636
(Name, address, including zip code, and telephone number, including area code, of agent for service)

with copies to:

Keith M. Townsend **Jeffrey M. Stein** **Laura I. Bushnell** **King & Spalding LLP** **1180 Peachtree Street, N.E.** **Atlanta, Georgia 30309** **(404) 572-4600**	**David N. Gill** **Chief Financial Officer** **ECPM Holdings, LLC** **11810 Wills Road** **Alpharetta, Georgia 30009** **(888) 682-3636**	**Richard D. Truesdell, Jr.** **Sophia Hudson** **Davis Polk & Wardwell LLP** **450 Lexington Avenue** **New York, New York 10017** **(212) 450-4000**

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box: ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the Registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer", "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act.:

Large accelerated filer ☐	Accelerated filer ☐
Non-accelerated filer ☒ (do not check if a smaller reporting company)	Smaller reporting company ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	**Proposed Maximum Aggregate Offering Price(1)(2)**	**Amount of Registration Fee**
Common Stock, par value $0.001 per share	$	$

(1) Includes shares issuable upon exercise of the underwriters' option to purchase additional shares from us. See "Underwriting."
(2) Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(o) under the Securities Act.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

EXPLANATORY NOTE

ECPM Holdings, LLC, the registrant whose name appears on the cover of this registration statement, is a Delaware limited liability company. Prior to the closing of this offering, ECPM Holdings, LLC intends to convert into a Delaware corporation pursuant to a statutory conversion and change its name to EndoChoice Holdings, Inc. As a result of the corporate conversion, the holders of units of ECPM Holdings, LLC will become holders of common stock of EndoChoice Holdings, Inc. Holders of warrants and options to purchase units of ECPM Holdings, LLC will become holders of warrants and options to purchase common stock of EndoChoice Holdings, Inc., respectively. Holders of vested incentive units of ECPM Holdings, LLC will become holders of common stock of EndoChoice Holdings, Inc. Holders of unvested incentive units of ECPM Holdings, LLC will become holders of shares of restricted stock of EndoChoice Holdings, Inc. Except as disclosed in the accompanying prospectus, the consolidated financial statements and selected historical consolidated financial data and other financial information included in this registration statement are those of ECPM Holdings, LLC and its subsidiaries and do not give effect to the corporate conversion.

SUBJECT TO COMPLETION, DATED   , 2015

PRELIMINARY PROSPECTUS

Shares



Common Stock

_____

This is an initial public offering of shares of common stock by EndoChoice Holdings, Inc. We expect the initial public offering price to be between $ and $ per share. Prior to this offering, there has been no public market for our common stock. We are offering   shares to be sold in the offering.

We intend to apply to list our common stock on   under the symbol "GI."

We are an "emerging growth company" as defined under the federal securities laws and, as such, have elected to comply with certain reduced public company reporting requirements.

	Per Share	Total
Initial public offering price	$	$
Underwriting discounts and commissions[1]	$	$
Proceeds to EndoChoice Holdings, Inc., before expenses	$	$

(1) We have agreed to reimburse the underwriters for certain FINRA-related expenses. See "Underwriting."

We have granted the underwriters an option for a period of 30 days to purchase up to an additional   shares from us at the initial public offering price, less underwriting discounts and commissions.

_____

Investing in our common stock involves risks. See "Risk factors" beginning on page 13 to read about factors you should consider before buying shares of our common stock.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the shares of common stock to purchasers on or about   , 2015.

_____

J.P. Morgan	**BofA Merrill Lynch**
William Blair	**Stifel**

, 2015

TABLE OF CONTENTS

	Page
PROSPECTUS SUMMARY	1
RISK FACTORS	13
SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS	56
USE OF PROCEEDS	58
DIVIDEND POLICY	59
CORPORATE CONVERSION	60
CAPITALIZATION	62
DILUTION	65
SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA	67
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS	69
BUSINESS	91
MANAGEMENT	126
EXECUTIVE COMPENSATION	134
PRINCIPAL STOCKHOLDERS	152
PRICING SENSITIVITY ANALYSIS	156
CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS	159
DESCRIPTION OF CAPITAL STOCK	165
SHARES ELIGIBLE FOR FUTURE SALE	169
MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES TO NON-U.S. HOLDERS	171
UNDERWRITING	175
LEGAL MATTERS	182
EXPERTS	182
WHERE YOU CAN FIND MORE INFORMATION	182
INDEX TO FINANCIAL STATEMENTS	F-1

Neither we nor the underwriters have authorized anyone to provide you with any information other than that contained in this prospectus, any amendment or supplement to this prospectus or in any free writing prospectus we may authorize to be delivered or made available to you. The underwriters and we take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. We are offering to sell, and seeking offers to buy, shares of our common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is current only as of the date on the front of this prospectus, regardless of the time of delivery of this prospectus or any sale of shares of our common stock. Our business, financial condition, results of operations and prospects may have changed since that date.

For investors outside the United States: We have not, and the underwriters have not, done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. Persons outside the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of the shares of common stock and the distribution of this prospectus outside the United States.

MARKET DATA AND FORECASTS

Unless otherwise indicated, information in this prospectus concerning economic conditions, our industry, our markets and our competitive position is based on a variety of sources, including information from independent industry analysts and publications, as well as our own estimates and research.

Our estimates are derived from industry and general publications, studies and surveys conducted by third-parties, as well as data from our own internal research. Industry publications, studies and surveys generally state that they have been obtained from sources believed to be reliable, although they do not guarantee the accuracy or completeness of their information. While we believe that the data contained in each of these publications, studies and surveys are reliable, we have not independently verified industry data from third-party sources. While we believe our internal research is reliable and that our internal estimates are reasonable, such research has not been verified by any independent source and our internal estimates are based on our good faith beliefs as of the respective dates of such estimates.

RECENT TRANSACTIONS

On January 4, 2013, all issued and outstanding shares of stock of EndoChoice, Inc. were exchanged for units of ECPM Holdings, LLC and EndoChoice, Inc. became a wholly owned subsidiary of ECPM Holdings, LLC. ECPM Holdings, LLC was established to facilitate the acquisitions of Peer Medical Ltd., an Israeli company in the business of developing proprietary endoscopic systems for performing endoscopic examinations, and RMS Endoskopie-Technik Stephan Wieth e.K., a German company in the business of manufacturing, repairing and distributing endoscopic systems. The financial statements as of and for the year ended December 31, 2012 represent the operations of EndoChoice, Inc. and its wholly owned subsidiaries.

TRADEMARKS AND TRADENAMES

This prospectus includes our trademarks such as EndoChoice® and Fuse® which are each protected under applicable intellectual property laws and are the property, prior to the corporate conversion discussed herein, of ECPM Holdings, LLC, or its subsidiaries, and after the corporate conversion, of EndoChoice Holdings, Inc., or its subsidiaries. Solely for convenience, trademarks, service marks and tradenames referred to in this prospectus may appear without the ®, TM or SM symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights or the right of the applicable licensor to these trademarks, service marks and tradenames. This prospectus may also contain trademarks, service marks, tradenames and copyrights of other companies, which are the property of their respective owners.

ABOUT THIS PROSPECTUS

Except where the context otherwise requires or where otherwise indicated, the terms "EndoChoice," "we," "us," "our," "our company" and "our business" refer, prior to the corporate conversion discussed herein, to ECPM Holdings, LLC, and after the corporate conversion, to EndoChoice Holdings, Inc.

PROSPECTUS SUMMARY

This summary highlights certain information about us and this offering contained elsewhere in this prospectus. Because it is only a summary, it does not contain all the information that you should consider before investing in shares of our common stock and it is qualified in its entirety by, and should be read in conjunction with, the more detailed information appearing elsewhere in this prospectus. Before you decide to invest in our common stock, you should read the entire prospectus carefully, including "Risk factors" beginning on page 13 and our consolidated financial statements and the accompanying notes included in this prospectus.

Prior to the closing of this offering, we will complete a corporate conversion pursuant to which EndoChoice Holdings, Inc. will succeed to the business of ECPM Holdings, LLC and its consolidated subsidiaries, and the unitholders of ECPM Holdings, LLC will become stockholders of EndoChoice Holdings, Inc., as described under the heading "Corporate conversion." In this prospectus, we refer to this transaction as the "corporate conversion."

Overview

We are a medical device company focused exclusively on designing and commercializing a platform of innovative products for gastrointestinal, or GI, caregivers. We currently serve over 2,500 GI departments that perform endoscopic procedures, which represent approximately one-third of the U.S. market. We offer a comprehensive range of products and services that span devices, infection control, diagnostics and imaging systems. In December 2013, we began limited commercialization of our Fuse® full spectrum endoscopy system, or Fuse®. Our Fuse® system enables GI specialists to see more than twice the anatomy at any one time compared to standard, forward-viewing colonoscopes and has been clinically demonstrated to detect 69% more pre-cancerous polyps than standard colonoscopes. We believe our commitment to continuing innovation and focus on GI specialists provides us with the unique capability to meet their evolving needs. We intend to leverage our broad product platform, established customer relationships, commercial infrastructure and Fuse® technology to set a new standard of care for the global GI market.

We estimate that the addressable worldwide market for our GI endoscopy products and services is over $6 billion, with more than 65 million GI endoscopies performed each year in the United States, Japan and Europe combined. We estimate that the addressable market for our GI endoscopy products and services is growing at 6% annually driven by increased governmental and payor focus on screening, prevention and treatment of colorectal cancer and other GI conditions, an aging global population and changing dietary habits. GI endoscopies involve inserting a thin tube containing a camera or cameras into a natural orifice of the patient to examine the upper or lower GI tract in order to screen for, diagnose and treat various GI conditions, including colorectal cancer. GI endoscopies require a large number of steps, including setup, imaging, therapy, specimen retrieval, pathology and endoscope disinfection and repair, which we refer to collectively as the GI procedure cycle. The GI endoscopy market is highly fragmented and served by numerous companies, many of which focus on only one or two areas of the GI procedure cycle. We believe the needs of GI specialists are currently underserved due to the lack of a comprehensive provider solely focused on innovation in the GI endoscopy market.

We founded our company to serve the evolving needs of GI specialists by continually bringing to market a broad suite of innovative products across the GI procedure cycle. Since we began our commercial operations in 2008, we have developed an extensive line of devices and infection control products and have added pathology and scope repair services capabilities. Our products and services are designed to improve clinical outcomes and GI specialist productivity. For example, our CinchPad® product improved the transport process of endoscopes after use and eliminated the need to clean contaminated transport trays. In 2013, we acquired Peer Medical Ltd., which was developing a new endoscope system that we now call Fuse®. Our focus on product innovation and services that span the GI endoscopy procedure cycle has enabled our direct salesforce to penetrate approximately one-third of the GI departments in the United States in just six years while increasing our sales per customer over that time.

Our products are used in colonoscopy and esophagogastroduodenoscopy, or EGD, and other procedures of the upper GI tract, which represent approximately 15 million and 8 million annual procedures in the United States, respectively, and together account for 96% of all GI endoscopic procedures. Colonoscopy is used for the screening, surveillance and diagnosis of GI diseases including colorectal cancer, inflammatory bowel disease and GI bleeding. Colorectal cancer is one of the most common forms of cancer, and is the second leading cause of cancer related deaths in the United States with approximately 130,000 new patients diagnosed and over 50,000 deaths in the United States each year. However, colorectal cancer is considered one of the most preventable cancers, as pre-cancerous polyps typically take approximately 10 years to progress into cancer. Colonoscopy enables pre-cancerous polyps to be identified and removed early in their progression. As a result, colonoscopy is considered the gold standard in colorectal cancer screening and has well-established reimbursement in most developed countries. Furthermore, the National Colorectal Cancer Roundtable has set a goal to increase colorectal cancer screening rates for specified demographics from approximately 60% currently to 80% by 2018. Although colonoscopy is the most accurate and comprehensive method for colorectal cancer screening, multiple clinical studies have found that GI specialists using standard, forward-viewing endoscopes fail to identify up to 41% of pre-cancerous polyps.

Our Fuse® system, which is intended for visualization of the GI tract and related therapeutic interventions, enables a wider field of view for upper and lower endoscopy procedures. Specifically, the Fuse® colonoscope offers a 330° view of the colon during colonoscopy instead of the 140° to 170° view offered by standard colonoscopes. This enables the GI specialist to visualize more than twice the anatomy at any one time as compared to a standard colonoscope and improves the ability to more thoroughly examine the colon without prolonging the time to complete the colonoscopy. According to the results of a company sponsored and funded tandem clinical trial published in *The Lancet Oncology*, GI specialists using Fuse® during colonoscopy identified 69% more pre-cancerous polyps than when using standard endoscopes. The improved detection is clinically important not only because the pre-cancerous polyp is removed during the procedure, but also because clinical guidelines recommend more frequent colonoscopies following initial detection of pre-cancerous polyps. Further, we believe that increased adoption of Fuse® for colorectal cancer screening could result in significant savings to healthcare payors given the high cost of colorectal cancer related surgical intervention and subsequent treatment. The costs of surgeries and related care can be significant, with total costs to the U.S. healthcare system estimated to exceed $8 billion per year.

Since the company's founding in 2008, we have grown our number of GI department customers in the United States from nearly 500 in 2009 to over 2,500 today. In addition to our direct salesforces in the United States and Germany, our products are sold by distributors in 25 countries. Our revenues have increased 72% since 2009, with total revenues in fiscal years 2012, 2013 and for the nine months ended September 30, 2014 of $34.2 million, $50.9 million, and $43.1 million, respectively. Our net losses in fiscal years 2012, 2013 and for the nine months ended September 30, 2014 were $1.2 million, $23.9 million and $38.6 million, respectively. Our accumulated deficit as of September 30, 2014 was $82.1 million. We are headquartered in Alpharetta, Georgia and maintain manufacturing and development centers in Halstenbek, Germany and Caesarea, Israel.

Industry overview

We believe the growth in the over $6 billion addressable worldwide market for our GI endoscopy products and services is being driven by a combination of increased governmental and payor focus on screening, prevention and treatment of colorectal cancer and other GI conditions, an aging population and changing dietary habits. Nonetheless, the prevalence of certain GI conditions and cancers as well as screening guidelines vary by geography. In the United States, colonoscopies represent approximately 62% of GI endoscopy procedure volume, and established guidelines exist for routine colon cancer screening for patients over age 50 or otherwise determined to be at higher risk. In contrast, regions such as Asia and Latin America typically place a greater emphasis on upper GI screening due to a higher prevalence of certain upper GI conditions. For instance, both gastric screening and colonoscopy guidelines are in place in Japan.

We estimate that there are approximately 15 million colonoscopies performed each year in the United States. Some procedures are for the diagnosis and treatment of symptomatic conditions such as irritable bowel syndrome, rectal bleeding, colitis and Crohn's disease, while others are related to colorectal cancer screening and surveillance. Patients are screened for colorectal cancer based on either prescribed guidelines, such as initial screening at age 50, or symptomatic conditions, and then surveyed subsequently at intervals as determined by the screening results. As a result of colonoscopy and other screenings, each year, approximately 1.4 million patients worldwide are diagnosed with colorectal cancer. However, colorectal cancer is highly preventable as it almost always evolves from pre-cancerous polyps that typically take approximately 10 years to progress into colorectal cancer. The discovery and complete removal of a pre-cancerous polyp during colonoscopy virtually eliminates the risk that the removed pre-cancerous polyp will result in colorectal cancer.

We estimate that there are approximately 8 million EGD and other procedures of the upper GI tract performed each year in the United States. The majority of the upper GI procedures in the United States are performed to evaluate and treat patients with conditions such as heartburn, GERD, gastritis, strictures, liver and pancreatic diseases. Additionally, upper GI endoscopies are performed to screen for and diagnose upper GI cancers such as stomach, esophageal, liver and pancreatic cancer. Each year, nearly one million people worldwide are diagnosed with upper GI cancers.

Our strengths

Exclusive focus in a large, growing and attractive market. We estimate that the addressable worldwide market for our GI endoscopy products and services represents an over $6 billion opportunity that is growing at 6% annually. This growth is being driven by increased governmental and payor focus on screening, prevention and treatment of colorectal cancer and other GI conditions, an aging global population and changing dietary habits. We believe that the market is underserved and our competition is fragmented. We are positioned as the only company exclusively focused on servicing the entire GI procedure cycle through our broad and innovative product platform.

Broad platform of products and services to address the entire GI endoscopy procedure cycle. We provide a comprehensive product portfolio of more than 50 product families that span the entire GI endoscopy procedure cycle, including setup, imaging, therapy, specimen retrieval, pathology and endoscope service and repair. Our broad platform of GI products and services provides a "one-stop shop" for GI specialists, addressing the disjointed customer experience in the traditional model and allowing our sales representatives to focus on increasing their revenue per GI customer over time.

Our GI-dedicated pathology lab provides an attractive service offering for GI specialist customers. We operate one of the few GI-specific pathology laboratories, employing GI-trained pathologists and GI-focused histotechnicians who provide quality diagnostic services for our GI specialist customers. We believe our GI-dedicated pathology laboratory provides superior quality in diagnostic services compared to general pathology labs and produces an attractive service offering for our GI specialist customers.

Proven ability to rapidly innovate and respond to customer needs by leveraging our extensive R&D expertise in the GI industry. Our global research and development team spanning locations in the United States,

Israel and Germany includes 39 employees, as of September 30, 2014, who are exclusively focused on innovation in the GI industry. Our innovations include products such as CinchPad®, Compliance EndoKit®, Boa® Polypectomy Snare, AutoBand® and our Fuse® system.

Disruptive, clinically-differentiated Fuse® endoscopy system. Our Fuse® full spectrum endoscope was the first endoscope to provide a revolutionary 330° field of view during colonoscopy, allowing GI specialists to see more than twice the anatomy at any one time compared to standard, forward-viewing colonoscopes, thereby significantly reducing pre-cancerous polyp miss rates. According to a tandem clinical study published in *The Lancet Oncology*, Fuse® had a pre-cancerous polyp miss rate of only 7%, compared with up to a 41% pre-cancerous polyp miss rate for standard, forward-viewing colonoscopes. We believe that the improved clinical and cost outcomes that Fuse® enables will lead to its widespread adoption over time.

Established customer base, proven salesforce and scalable infrastructure. We have manufacturing facilities in the United States, Germany and Israel, over 100 sales and marketing professionals in the United States and Germany and distribution arrangements covering 25 countries. We currently serve over 2,500 GI department customers in the United States to which we seek to leverage our expanding platform of GI products and services. Of our customers who have purchased Fuse®, approximately 70% also purchased other products or services from us in 2014. In addition, approximately 65% of our customers purchased multiple products or services from us in 2014. Our proven salesforce is poised to contribute to future sales growth. We believe we have the infrastructure in place to support continued expansion in the growing GI market.

Proven leadership team. Since our founding in 2008, our management team has developed and acquired products and services spanning the GI procedure cycle, engaged more than one third of the GI departments in the United States as customers and grown revenues at a compound annual growth rate of 109% from 2008 to 2013. Our management team brings experience from a number of medical device and GI companies, including Given Imaging, Pentax Medical, Johnson & Johnson and Boston Scientific.

Our strategy

Our goal is to be the leading medical device company providing innovative solutions for GI specialists. The key elements of our strategy include:

Continue to rapidly innovate and introduce new products and services that address the evolving needs of the GI specialist. Our goal is to develop, acquire and commercialize clinically beneficial technologies that improve the practice workflows and productivity of GI specialists, their profitability and the clinical outcomes of their patients, thereby expanding our market opportunity and share.

Leverage existing customer base to gain further share of the GI procedure cycle. We have a strong established customer base with over 2,500 GI departments, representing approximately one-third of GI departments in the United States, and contracts with most of the major group purchasing organizations for GI products in the United States. We have demonstrated a track record of growing our revenue per customer over time. We believe the combination of a broad and innovative product portfolio spanning the entire GI procedure cycle coupled with our disruptive Fuse® technology gives us a competitive advantage that will enable us to gain further share of our customers' spend.

Expand our sales, marketing and distribution capabilities to support growth in the United States and internationally. Since our first product launch in 2008, our sales team has been able to achieve meaningful adoption of our products. We intend to expand our direct salesforce presence to give us access to the approximately two-thirds of GI departments in the United States that we do not serve today. We also intend to increase the scope and breadth of our international distribution capabilities.

Drive adoption and awareness of our Fuse® system among GI specialists, referring physicians, administrators and patients. We intend to educate GI specialists, referring physicians, administrators and patients on the compelling, differentiated clinical efficacy of our Fuse® system, which has been recognized in multiple scientific publications. We view the sale of a Fuse® system as anchoring our relationship with a GI department for the life of the product, during which time we intend to sell additional single-use products as well as pathology and endoscope repair services.

Achieving and improving our profitability through operating leverage. We have made significant investments over the past several years in our research and development, sales and marketing and manufacturing operations to build what we believe is a world class organization capable of driving sustainable global growth that can be leveraged to drive increased profitability. Furthermore, our strategic investments in our clinical pathology laboratory and endoscope repair facilities enable us to monetize sectors of the GI endoscopy market that are ignored by the majority of our competitors.

Pursue unique, bundled solutions to enhance GI specialists' quality of care. As the healthcare landscape continues to change, both providers and payors are increasingly seeking alternative ways to deliver quality care efficiently while controlling costs and limiting financial risk. We believe we are uniquely positioned as the only company offering a broad platform of GI-focused products and pathology services. This product and pathology service combination will allow us to provide creative product bundles and solutions enabling GI specialists to both control procedural costs and negotiate more favorable contracts with payors by facilitating the capture of quality metrics, such as pre-cancerous polyp detection rate, which we can provide through our pathology services.

Risk factors

Investing in our common stock involves substantial risk, and our ability to successfully operate our business is subject to numerous risks, including those that are generally associated with our industry. Any of the risks set forth in this prospectus under the heading "Risk factors" may limit our ability to successfully execute our business strategy. You should carefully consider all the information set forth in this prospectus and, in particular, should evaluate the specific risks set forth in this prospectus under the heading "Risk factors" in deciding whether to invest in our common stock. The following is a summary of some of the principal risks we face:

- we must demonstrate to physicians the merits of Fuse® and our other products compared to those of our competitors and obtain market acceptance of Fuse® and our other products;

- we only recently began commercializing Fuse® on a global basis and we may never achieve market acceptance;

- any subsequent clinical studies that are conducted and published may not be positive or consistent with our existing data, which could affect the rate of adoption of our products;

- we may not be able to compete effectively in selling our GI products and services;

- we may not be able to expand, manage and maintain our direct sales and marketing organizations;

- alternative diagnostic methods or technologies for GI disease screening may gain greater market acceptance;

- we have incurred losses in the past and may not be able to achieve scale of operation or achieve or sustain profitability in the future;

- our actual financial results may vary significantly from forecasts;

- we may not be able to successfully develop new products, improve or enhance existing products or acquire complementary products, technologies, services or businesses;

- we may be unable to obtain and maintain intellectual property of sufficient scope to adequately protect our products, including Fuse®, and we may be unable to avoid infringing or otherwise violating the intellectual property rights of third parties;

- consolidation in the healthcare industry could lead to demands for price concessions;

- coverage, reimbursement and pricing amounts from third-party payors for procedures using our products may significantly decline and GI departments in hospitals, ASCs and other healthcare providers may be reluctant to purchase, or may delay purchase, of our products, or may be willing to pay less for our products; and

- government and third-party payors, such as Medicare and Medicaid, have taken steps to control the utilization and reimbursement of clinical pathology services.

Corporate conversion

We currently operate as a Delaware limited liability company under the name ECPM Holdings, LLC. Prior to the closing of this offering, ECPM Holdings, LLC will convert into a Delaware corporation pursuant to a statutory conversion and change its name to EndoChoice Holdings, Inc. As a result of the corporate conversion, the holders of the different classes and series of units of ECPM Holdings, LLC will become holders of common stock of EndoChoice Holdings, Inc. Holders of warrants and options, respectively, to purchase units of ECPM Holdings, LLC will become holders of warrants and options to purchase common stock of EndoChoice Holdings, Inc., respectively. Holders of vested incentive units of ECPM Holdings, LLC will become holders of common stock of EndoChoice Holdings, Inc. Holders of unvested incentive units of ECPM Holdings, LLC will become holders of shares of restricted stock of EndoChoice Holdings, Inc. The number of shares of common stock of EndoChoice Holdings, Inc. that holders of units will be entitled to receive in the corporate conversion will be determined in accordance with a formula that is set forth in the plan of conversion and varies depending on which class and series of units a holder owns. The number of shares of common stock of EndoChoice Holdings, Inc. that a holder of vested incentive units receives in the corporate conversion, the number of shares of common stock that warrants or options will be exercisable for following the corporate conversion, and the number of shares of restricted stock units that a holder of unvested incentive units receives in the corporate conversion will also vary depending on the initial public offering price set forth on the cover page of this prospectus.

The information in this prospectus is based on our estimate that   shares of our common stock will be issued to holders of units of ECPM Holdings, LLC, that   shares of our common stock will be issued to the holders of vested incentive units of ECPM Holdings, LLC, that   shares of restricted stock of ECPM Holdings, Inc. will be issued to the holders of unvested incentive units of ECPM Holdings, LLC, that options to purchase   shares of common stock will be issued to holders of options to purchase units of ECPM Holdings, LLC and that warrants to purchase   shares of common stock will be issued to holders of warrants to purchase units of ECPM Holdings, LLC in the corporate conversion, in each case, based on an initial public offering price per share of common stock of $, which is the midpoint of the price range set forth on the cover page of this prospectus. To the extent that the actual initial public offering price per share for this offering is greater or less than $, the actual number of shares of common stock, options and restricted stock units to be issued in connection with the conversion will be adjusted accordingly. See "Pricing sensitivity analysis" to see how the number of shares, options and warrants to be issued in the conversion would be affected by an initial public offering price per share of common stock at the low-, mid- and high-points of the price range indicated on the cover page of this prospectus or if the underwriters' option to purchase additional shares of common stock is exercised in full.

The purpose of the corporate conversion is to reorganize our corporate structure so that the top-tier entity in our corporate structure—the entity that is offering our common stock to the public in this offering—is a corporation rather than a limited liability company and so that our existing investors will own our common stock rather than equity interests in a limited liability company. For further information regarding the corporate conversion, see "Corporate conversion." References in this prospectus to our capitalization and other matters pertaining to our equity and shares prior to the corporate conversion relate to the capitalization and equity and shares of ECPM Holdings, LLC, and after the corporate conversion, to EndoChoice Holdings, Inc.

The consolidated financial statements included elsewhere in this prospectus are those of ECPM Holdings, LLC and its consolidated operations. We expect that our conversion from a Delaware limited liability company to a Delaware corporation will not have a material effect on our consolidated financial statements.

Emerging growth company status

We are an "emerging growth company" as defined in the Jumpstart Our Business Startups Act of 2012, or the JOBS Act, which permits us to elect not to be subject to certain disclosure and other requirements that otherwise would have been applicable to us had we not been an "emerging growth company." These provisions include:

- only two years of audited financial statements, in addition to any required unaudited interim financial statements, with correspondingly reduced "Management's discussion and analysis of financial condition and results of operations" disclosure in this prospectus;

- reduced disclosure about our executive compensation arrangements;

- no non-binding advisory votes on executive compensation or golden parachute arrangements; and

- exemption from the auditor attestation requirement in the assessment of our internal control over financial reporting.

We may take advantage of these exemptions for up to five years or such earlier time as we are no longer an "emerging growth company." We will qualify as an "emerging growth company" until the earliest of (1) the last day of our fiscal year following the fifth anniversary of the date of completion of this offering, (2) the last day of our fiscal year in which we have annual gross revenue of $1.0 billion or more, (3) the date on which we have, during the previous three-year period, issued more than $1.0 billion in non-convertible debt and (4) the last day of the fiscal year in which we become a "large accelerated filer" as defined in Rule 12b-2 under the Securities Exchange Act of 1934, as amended, or the Exchange Act. Under this definition, we will be an "emerging growth company" upon completion of this offering and could remain an "emerging growth company" until as late as December 31, 2020.

In addition, the JOBS Act provides that an emerging growth company can take advantage of an extended transition period for complying with new or revised accounting standards. This allows an emerging growth company to delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have irrevocably elected not to avail ourselves of this exemption from new or revised accounting standards and, therefore, we will be subject to the same new or revised accounting standards as other public companies that are not emerging growth companies.

Corporate information

Our corporate predecessor, EndoChoice, Inc., was incorporated in October 2007 under the laws of Delaware. ECPM Holdings, LLC was established in Delaware in September 2012. In January 2013, all shares of EndoChoice, Inc. and all shares of Peer Medical Ltd. were exchanged for units of ECPM Holdings, LLC and both companies became our wholly owned subsidiaries. In January 2013, we also acquired all of the assets and selected liabilities of RMS Endoskopie-Technik Stephan Wieth e.K. through EndoChoice GmbH, a German company, which is a wholly-owned subsidiary of ECPM Holdings, LLC. Prior to the closing of this offering, we will complete a corporate conversion pursuant to which EndoChoice Holdings, Inc. will succeed to the business of ECPM Holdings, LLC and its consolidated subsidiaries, and the equity holders of ECPM Holdings, LLC will become stockholders of EndoChoice Holdings, Inc. See "Corporate conversion." Our principal executive offices are located at 11810 Wills Rd., Alpharetta, Georgia 30009, and our telephone number at that address is (888) 682-3636. Our website is located at *www.endochoice.com*. Our website, and the information on our website, is neither part of this prospectus nor incorporated by reference herein.

**The Offering**

Common stock offered by us   shares.

Common stock to be outstanding after
this offering   shares (or   shares if the underwriters' option to purchase additional shares is exercised in full).

Underwriters' option to purchase
additional shares of common stock
from us   We have granted the underwriters a 30-day option to purchase an additional   shares.

Use of proceeds   We estimate, based upon an assumed initial public offering price of $ per share, which is the midpoint of the price range set forth on the cover page of this prospectus, we will receive proceeds from the offering of approximately $ million (or $ million if the underwriters' option to purchase additional shares is exercised in full), after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. We intend to use the proceeds from this offering to fund the commercialization of our Fuse® system, to continue the expansion of our sales and marketing activities, to repay approximately $ of our outstanding indebtedness and for working capital and other general corporate purposes. See "Use of proceeds."

Dividend policy   We currently expect to retain all future earnings, if any, for use in the operation and expansion of our business and repayment of debt; therefore, we do not anticipate paying cash dividends on our common stock in the foreseeable future. See "Dividend policy."

Risk factors   You should carefully read and consider the information set forth under the heading "Risk factors" beginning on page 13 of this prospectus and all other information set forth in this prospectus before investing in our common stock.

Proposed ticker symbol   "GI."

The common stock to be outstanding after this offering is based on   shares outstanding as of   , 2014, and excludes the following:

- as of   , 2014,   shares issuable upon the exercise of outstanding stock options at a weighted-average exercise price of $ per share;

-     shares reserved for future issuance under our 2015 Omnibus Equity Incentive Plan, or the 2015 Plan; and

-     shares issuable upon the exercise of warrants at a weighted-average exercise price of $ per share following the corporate conversion.

Unless otherwise indicated, this prospectus assumes:

- the completion of our corporate conversion, as a result of which units of ECPM Holdings, LLC will be converted into shares of common stock of EndoChoice Holdings, Inc., warrants of ECPM Holdings, LLC will be converted into the right to purchase   shares of common stock of EndoChoice Holdings, Inc., options of ECPM Holdings, LLC will be converted into options to purchase   shares of common stock of EndoChoice Holdings, Inc., vested incentive units of ECPM Holdings, LLC will be converted into   shares of common stock of EndoChoice Holdings, Inc., and unvested incentive units of ECPM Holdings, LLC will be converted into   shares of restricted stock of EndoChoice Holdings, Inc., in each case, based on the assumed initial public offering price of $ per share (the midpoint of the price range set forth on the cover page of this prospectus);

- an initial public offering price of $ per share, the midpoint of the estimated initial public offering price range, set forth on the cover page of this prospectus; and

- no exercise of the underwriters' option to purchase up to an additional   shares of our common stock.

The number of shares of common stock of EndoChoice Holdings, Inc. that holders of units and vested incentive units will receive in the corporate conversion, the number of shares of common stock that options and warrants will be exercisable for following the corporate conversion and the number of shares of restricted stock that holders of incentive units will receive in the corporate conversion will vary depending on the initial public offering price. See "Pricing sensitivity analysis" for additional information.

Summary historical consolidated financial and other data

The tables below summarize our consolidated financial information for the periods indicated. We derived the financial information as of September 30, 2014 and for the nine months ended September 30, 2013 and 2014 from our unaudited condensed consolidated financial statements included elsewhere in this prospectus. We derived the financial information for the years ended December 31, 2012 and 2013 from our audited consolidated financial statements included elsewhere in this prospectus. The unaudited condensed consolidated financial statements include, in the opinion of management, all adjustments which management considers necessary for the fair presentation of the financial information set forth therein. You should read the following information together with the more detailed information contained in "Selected consolidated financial and other data," "Management's discussion and analysis of financial condition and results of operations" and our consolidated financial statements and the accompanying notes. Our historical results are not necessarily indicative of the results to be expected in any future period. Interim financial results are not necessarily indicative of results that may be expected for the full fiscal year.

(in thousands)	Nine months ended September 30,		Year ended December 31,	
	2013	2014	2012	2013
	(unaudited)			
Consolidated statements of income data:				
Net revenues:				
GI equipment and supplies	$ 27,238	$ 33,648	$25,249	$ 38,772
GI pathology services	8,981	9,449	8,968	12,119
Net revenues	36,219	43,097	34,217	50,891
Cost of revenues:				
GI equipment and supplies	14,418	21,665	13,101	21,502
GI pathology services	3,125	3,956	4,024	4,390
Cost of revenues	17,543	25,621	17,125	25,892
Gross profit	18,676	17,476	17,092	24,999
Operating expenses:				
Research and development	12,036	14,907	1,683	16,617
Sales and marketing	12,610	18,949	11,465	18,148
General and administrative	8,128	14,855	4,921	11,355
Amortization of intangible assets	3,360	3,179	13	4,578
Operating expenses	36,134	51,890	18,082	50,698
Operating loss	(17,458)	(34,414)	(990)	(25,699)
Other income (expense):				
Other income (expense)	2	(1,310)	(3)	296
Interest expense	(75)	(2,240)	(208)	(104)
Interest income	31	—	—	31
Other income (expense)	(42)	(3,550)	(211)	223
Net loss before income taxes	(17,500)	(37,964)	(1,201)	(25,476)
Income tax expense (benefit)	(1,113)	648	—	(1,558)
Net loss	(16,387)	(38,612)	(1,201)	(23,918)
Other comprehensive (loss) income	2,038	(2,806)	—	3,050
Comprehensive loss	$(14,349)	$(41,418)	$ (1,201)	$(20,868)

	Nine months ended September 30,		Year ended December 31,	
	2013	2014	2012	2013
	(unaudited)			
Net loss attributable to common stockholders	$ —	$ —	$ (2,700)	$ —
Basic and diluted net loss per share attributable to common stock ..	$ —	—	$ (0.27)	$ —
Basic and diluted net loss per unit attributable to Class A units	$ (0.12)	$ (0.28)	$ —	$ (0.17)
Basic and diluted net loss per unit attributable to Class B units	$ (0.17)	$ (0.39)	$ —	$ (0.25)
Basic and diluted net loss per unit attributable to Class C units	$ (1.65)	$ (3.81)	$ —	$ (2.39)

	As of September 30, 2014		
	Actual	Pro forma[1]	Pro forma as adjusted[2]
	(in thousands) (unaudited)		
Consolidated balance sheet data:			
Cash and cash equivalents	$ 4,014	$	$
Working capital[3]	11,218		
Total assets	79,242		
Long-term debt	40,000		
Redeemable members' capital	99,473		
Accumulated deficit	(82,133)		

	As of September 30, 2014
Pro forma net loss per share (unaudited)[1]:	
Pro forma net loss per share, basic and diluted	
Pro forma shares outstanding, basic and diluted	

(1) Pro forma to reflect our conversion from a Delaware limited liability company to a Delaware corporation prior to the closing of this offering, in which all outstanding units of ECPM Holdings, LLC will be converted into   shares of common stock of EndoChoice Holdings, Inc. at an assumed initial public offering price of $ per share (the midpoint of the price range set forth on the cover page of this prospectus). The number of shares of common stock of EndoChoice Holdings, Inc. that holders of units and vested incentive units will receive in the corporate conversion, the number of shares of common stock that options and warrants will be exercisable for following the corporate conversion and the number of shares of restricted stock that holders of unvested incentive units will receive in the corporate conversion will vary depending on the initial public offering price. See "Pricing sensitivity analysis" for additional information.

(2) Pro forma as adjusted gives effect to (1) our conversion from a Delaware limited liability company to a Delaware corporation prior to the closing of this offering and (2) the sale of shares of our common stock in this offering at an assumed initial public offering price of $ per share (the midpoint of the price range set forth on the cover page of this prospectus), after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us and the application of the proceeds therefrom. See "Pricing sensitivity analysis" to see how some of the information presented above would be affected by an initial public offering price per share of common stock at the low-, mid- and high-points of the price range indicated on the cover page of this prospectus or if the underwriters' option to purchase additional shares of common stock is exercised in full.

(3) Represents current assets less current liabilities.

RISK FACTORS

Risks related to our business and industry

We must demonstrate to GI specialists the merits of our Fuse® system, which has only been commercially available since December 2013, compared to standard, forward-viewing endoscopes sold by our competitors, which have been available for over 20 years.

Standard, forward-viewing endoscopes have been available for over 20 years, while we only began commercializing our Fuse® system in December 2013. To date, we have sold relatively few units and have a small installed base of systems. Because we have a limited commercial track record compared to our competitors and our Fuse® system has been in use for less than two years, GI specialists may be slower to adopt or recommend our Fuse® system to other GI specialists.

Our success depends in large part on our ability to increase sales of our Fuse® system. GI specialists play a significant role in determining the course of a patient's treatment and, as a result, the type of product that will be used to treat a patient. In order to increase sales of our Fuse® system, we must effectively educate GI specialists about our Fuse® system and successfully demonstrate to GI specialists the merits of our Fuse® system for use in performing GI endoscopy as well as its advantages over standard endoscopes. Acceptance of our Fuse® system depends on educating GI specialists as to the quality, diagnostic benefits, ease of use and cost-effectiveness of our Fuse® system. If we are not successful in convincing GI specialists of the merits of our Fuse® system, they may not use our Fuse® system or recommend it to other GI specialists and we may be unable to increase our sales, sustain our growth or achieve profitability.

If a GI specialist experiences difficulties during a demonstration of our Fuse® system or during initial procedures using our Fuse® system, that GI department may be less likely to buy our system or to recommend it to other GI specialists. It is critical to the success of our commercialization efforts to educate GI specialists on the clinical benefits and the proper use of our Fuse® system and to provide them with adequate product support during product demonstrations and the initial clinical procedures. It is important for our growth that these GI specialists advocate the benefits of our Fuse® system in the broader GI marketplace. If GI specialists do not use our Fuse® system effectively, it could result in an unsatisfactory experience for the GI specialist or negative publicity, either of which could have a material adverse effect on our business, results of operations and financial condition.

Furthermore, we believe GI specialists may not widely adopt our Fuse® system unless they determine, based on their personal experience, recommendations from other GI specialists, available clinical data and published peer-reviewed journal articles, that our Fuse® system is an attractive alternative to our competitors' products. GI specialists may be hesitant to select our Fuse® system for new installations or change to our Fuse® system for the following reasons, among others:

- long-standing relationships with competitors and distributors that sell other products and their competitive response and negative selling efforts;

- lack of experience with our products and concerns that we are relatively new to the business of designing and manufacturing endoscopy systems, or concerns that our competitors have greater resources than our company;

- perceived liability risk generally associated with the use of new products and procedures;

- lack or perceived lack of sufficient clinical evidence supporting clinical benefits;

- reluctance to change to or use new products;

- perception that our products are unproven or experimental; and

- the time commitment that may be required to gain familiarity with a new system.

In addition, we believe adoption and support of our products by influential GI specialists are essential for market acceptance and adoption. If we do not receive support from these GI specialists in spreading information and generating positive perceptions about clinical performance, or additional clinical data does not show the benefits of using our products, GI specialists may not use our products. In such circumstances, we may be unable to increase our sales, sustain our growth or achieve profitability.

We only recently began commercializing our Fuse® system and we may never generate significant revenue from our Fuse® system.

We have a limited history of commercializing our Fuse® system. We may be unable to generate significant revenue from our Fuse® system or future products for a number of reasons, including:

- responses of our competitors, such as Olympus, Fujifilm, Pentax and Karl Storz, which are well established companies with strong customer loyalty, established relationships with GI specialists, hospitals and ambulatory surgical centers, and greater capital, marketing and other resources than our company;

- limitations on our ability to demonstrate differentiation and advantages of our Fuse® system or future products and the relative safety, efficacy, ease of use of our Fuse® system or future products;

- the limited size of our global sales force and the learning curve required for new sales and marketing representatives to become effective in selling and marketing our Fuse® system;

- our inability to manufacture a sufficient quantity of our Fuse® systems;

- our inability to obtain sufficient and on-time supply of the components for our Fuse® system or secure second source suppliers if our main suppliers are unable to fulfill our orders;

- our inability to maintain manufacturers' certifications or approvals for cleaning and disinfecting of the Fuse® system for major brands of washing machines used by GI departments globally;

- our inability to timely make improvements to our Fuse® system in response to GI specialist feedback;

- insufficient financial or other resources to support our commercialization efforts; and

- the introduction and market acceptance of new, more effective or less expensive competing products and technologies.

Moreover, many hospital customers, through the contracting process, limit the number of manufacturers that may sell to their institution. Because some of our competitors may offer broader lines of products outside of GI products and services, including lines of products in cardiology, radiology, urology, pulmonology, or other medical specialties, or may be better known, hospitals may choose to contract with our competitors regardless of the differentiating attributes of our products or GI specialist preference for our products. Some of our larger competitors offering products beyond just GI products and services may be better positioned to offer product bundles across multiple product lines with pricing discounts at higher levels. In addition, our competitors may actively position their product portfolios against our product portfolio during the hospital contracting process. Furthermore, the specifications of any contracting process may be written so as to exclude our products from consideration. Limitations on the number of hospitals to which we can sell our products may significantly restrict our ability to grow and could adversely impact our business, results of operations and financial condition.

While initial clinical studies have shown positive results of our Fuse® system versus standard colonoscopes, subsequent clinical studies may not be consistent with existing findings.

Our success depends on the medical community's acceptance of our products as tools that are useful to GI specialists in diagnosing and treating patients. Current clinical studies, such as a tandem clinical trial published in *The Lancet Oncology*, the Lancet Study, have demonstrated that our Fuse® system produces lower pre-cancerous polyp miss rates as compared to standard, forward-viewing colonoscopes.

We have commissioned additional clinical studies designed to compare the performance of our Fuse® system with standard endoscopes. Our competitors, academics, physicians or healthcare organizations may commission similar studies in the future. These studies could yield significantly different results than the clinical studies that have previously been completed. If future studies comparing our Fuse® system to standard endoscopes show higher pre-cancerous polyp and polyp miss rates, or other results that are not as favorable as the findings in the Lancet Study or other prior clinical studies, the adoption of our Fuse® system by GI specialists could be impeded, which could have a material adverse affect our business, results of operations and financial condition.

We may not be able to compete effectively in selling our GI products and services.

Our industry is highly competitive, subject to change and significantly affected by new product introductions and other activities of industry participants. We face different competitors in our product and service lines, as categorized below.

- *Imaging systems*. In the imaging market, our significant competitors include standard and alternative endoscope manufacturers, such as Olympus, Fujifilm, Pentax and Karl Storz, which together represent a significant portion of the GI endoscopy market. In particular, each of these significant competitors have products that directly compete with our Fuse® system, including EVIS EXERA III from Olympus, EXPX-2500 from Fujifilm and Pentax's RetroView Colonoscope. There is also the potential for new entrants to the market, particularly those based in China, as manufacturing capabilities grow.

- *Therapeutic devices*. In the device market, our significant competitors include Boston Scientific, Cook Medical, Olympus, Medivators/Cantel and Steris/US Endoscopy, all of which sell GI endoscopy devices. At any time, these and other potential market entrants may develop new devices or treatment alternatives that may compete directly with our GI products.

- *Infection control products*. In the infection control market, our significant competitors include Medivators/Cantel, Ruhof, Medline, Cardinal Health and Steris/US Endoscopy, all of which sell infection control products that directly compete with our product offerings, including procedure kits, personal protection products, enzymatics and high-level disinfectants.

- *Diagnostics*. The diagnostics market, including pathology services, is highly fragmented. Our primary competitors include GI groups with in-office pathology labs, independent pathology labs, hospital-based pathology labs, and large diagnostic companies, including LabCorp and Quest Diagnostics.

At any time, these or other GI market participants may develop alternative products or services that compete directly or indirectly with our products and services. They may also develop and patent products or processes earlier than we can or obtain regulatory clearance, approvals or CE Certificates of Conformity for competing products more rapidly than we can, which could impair our ability to develop and commercialize similar products or processes. If clinical outcomes of procedures performed with our competitors' products are, or are perceived to be, superior to procedures performed with our products, sales of our products could be negatively affected and our business, results of operations and financial condition could suffer.

Many of our current and potential competitors are publicly traded, or are divisions of publicly-traded, major medical device or technology companies that enjoy several competitive advantages. We face a challenge overcoming the long-standing preferences of some GI specialists for using the products of our larger, more established competitors. GI specialists who have completed many successful procedures using the products made by these competitors may be reluctant to try new products from a source with which they are less familiar. If these GI specialists do not try and subsequently adopt our products and services, then our revenue growth will slow or decline. In addition, many of our competitors enjoy other advantages such as:

- greater financial resources enabling them to market and discount aggressively;

- large and established sales, marketing and worldwide distribution networks which have greater reach in both domestic and international markets;

- significantly greater brand recognition;

- established business and financial relationships with many more GI specialists, referring physicians, hospitals and medical schools;

- greater existing market share in the GI endoscopy product market;

- greater resources devoted to research and development of competing products and greater capacity to allocate additional resources;

- greater experience in obtaining and maintaining regulatory clearances, approvals or CE Certificates of Conformity for new products and product enhancements;

- significantly larger installed bases of equipment, with many systems being subject to non-cancellable long-term lease contracts and service agreements and various customer loyalty programs; and

- more expansive patent portfolios and other intellectual property rights.

Further, product pricing can be a significant factor in purchasing decisions. The development of cheaper technologies or the lowering of prices by our competitors could cause GI departments to choose products other than ours. Even if we are able to maintain our relative pricing, competition among a large number of well-established companies could cause overall price erosion in the marketplace, which could have a material effect on our business, results of operations and financial condition.

The market for GI endoscopy products is becoming increasingly crowded with new participants. Many of these new competitors specialize in a specific product or focus on a particular market segment, making it more difficult for us to increase our overall market position. The frequent introduction by competitors of products that are, or claim to be, superior to our products or that are alternatives to our existing or planned products may also create market confusion making it difficult to differentiate the benefits of our products over competing products. In addition, the entry of multiple new products and competitors may lead some of our competitors to employ pricing strategies that could adversely affect the pricing of our products and pricing in the market for GI endoscopy products generally.

If we are unable to expand, manage and maintain our direct sales and marketing organizations we may not be able to generate anticipated revenue.

As of September 30, 2014, our direct sales and marketing organizations consisted of over 100 employees, having increased from 65 employees as of December 31, 2012. Our future success will be directly dependent upon the sales and marketing efforts of our employees. If our sales representatives fail to adequately promote, market and sell our products, our sales may suffer.

In order to generate our anticipated sales, we will need to expand the size and geographic scope of our direct sales organization. There is significant competition for qualified and experienced sales personnel. Once hired, the training process is lengthy because it requires significant education of new sales representatives to achieve the level of clinical competency with our products expected by GI specialists. Upon completion of the training, our sales representatives typically require lead time in the field to grow their network of accounts and achieve the productivity levels we expect them to reach in any individual territory. If we are unable to attract, motivate, develop and retain a sufficient number of qualified sales personnel, or if our sales representatives do not achieve the productivity levels in the time period we expect them to reach, our revenue will not grow at the rate we expect and our business, results of operations and financial condition will suffer. Also, to the extent we hire sales personnel from our competitors, we may be required to wait until applicable non-competition provisions have expired before deploying such personnel in restricted territories or incur costs to relocate personnel outside of such territories. In addition, we have been in the past, and may be in the future, subject to allegations that these new hires have been improperly solicited, or that they have divulged to us proprietary or other confidential information of their former employers. Any of these risks may adversely affect our ability to increase sales of our products. If we are unable to expand our sales and marketing capabilities, we may not be able to effectively commercialize our products, which would adversely affect our business, results of operations and financial condition.

In addition, we are in the process of transitioning our sales force from selling less expensive single use products to nurses and procedure room supervisors to also selling more complex capital equipment (such as our Fuse® system) to GI specialists and senior administrators. There are significant differences in these processes, such as a longer sales cycle, the evaluation of possible financing options, and more requirements for approvals in the purchasing decisions for more expensive capital equipment. If we are unable to increase the effectiveness of our sales force, our business, results of operations and financial condition may be adversely affected.

If alternative diagnostic methods or technologies for GI disease screening gain greater market acceptance, our business, results of operations and financial condition may be negatively impacted.

Some western European countries have introduced into their screening programs a preliminary step before colonoscopy. In these countries, the patient is first asked to perform a non-invasive "at home" stool test referred to as either a fecal occult blood test, or FOBT, or fecal immunochemical test, or FIT. A physician interprets the results and if the results of this test are positive, the patient is instructed to proceed to a colonoscopy. In the United States, FOBT and FIT are sometimes used as adjuncts to colonoscopy, but insurance companies generally do not require their use prior to screening colonoscopy. FDA recently approved a non-invasive, DNA-based stool test for use in the United States as an alternative option to screen for colorectal cancer. The newly approved test requires less preparation by the patient and detects hemoglobin, a protein molecule that is a component of blood as well as certain mutations associated with colorectal cancer in the DNA of cells shed by advanced pre-cancerous polyps, as stool moves through the large intestine and rectum.

Other competitors have introduced pill camera technologies as another alternative method of screening the GI tract for lesions. The patient swallows a pill that houses a battery, light and lenses, which travels through the GI tract while wirelessly transmitting images to a specialist. The patient must limit physical activity during the approximate 10 hours that it takes the pill to travel through the GI tract. The specialist reviews the transmitted images and if any colon abnormalities are detected, the patient is instructed to proceed to a colonoscopy.

Another alternative procedure to screen for pre-cancerous polyps is use of diagnostic imaging, including computed tomography, or CT, or magnetic resonance imaging, or MRI. In these cases, a specialist takes a scan of the patient's GI tract and analyzes the results for the presence of any colon abnormalities. If any colon abnormalities are detected, the patient is instructed to proceed to a colonoscopy.

In addition, some companies are exploring new technologies that would enable more convenient or cost-effective diagnostic testing that would compete with our clinical pathology services. In the future, these competitors may offer testing that can be performed outside of a commercial clinical laboratory, such as point-of-care testing that can be performed by physicians in their offices.

If any of these or other alternative diagnostic methods are adopted by a greater number of GI specialists and GI departments, the number of screening colonoscopies or demand for our clinical pathology services could decline, and our business, results of operations and financial condition may be negatively impacted.

We have incurred losses in the past and may not be able to achieve or sustain profitability in the future.

We have historically incurred significant losses. We incurred net losses of $(1.2) million and $(23.9) million in the years ended 2012 and 2013, respectively, and a loss of $(38.6) million for the nine months ended September 30, 2014. As a result of such losses, we had an accumulated deficit of $(82.1) million at September 30, 2014. We expect to continue to incur significant, and in certain instances increased, expenses for product development, manufacturing scale-up, sales and marketing and other expenses as we commercialize our

Fuse® system. Additionally, we expect that our general and administrative expenses will increase due to the additional operational and reporting costs associated with being a public company. We will need to generate significant additional revenue to achieve and maintain profitability, and even if we achieve profitability, we cannot be sure that we will remain profitable for any substantial period of time. Our failure to achieve or maintain profitability could negatively impact our ability to access additional financings on acceptable terms.

Our actual financial results may vary significantly from financial forecasts.

Our limited operating history and commercial experience and the recent launch of our Fuse® system make it difficult for us to predict future performance. As we gain additional commercial experience with respect to our business and continue marketing our Fuse® system, a number of factors over which we have limited control or visibility may contribute to fluctuations in our financial results. We are subject to seasonal variations in revenue and gross profit. In addition, our results can be impacted by adverse weather and by resetting of annual patient healthcare insurance plan deductibles, both of which may cause patients to delay elective procedures. Demand and timing for GI endoscopy purchases and procedures may also be impacted by provider budgetary cycles and by the desire of patients to spend their remaining balances in flexible-spending accounts or because they have met their annual deductibles under their health insurance plans. In addition, sale cycles for medical capital equipment such as our Fuse® system can be longer than other products, which may result in revenue variations caused by the timing of the receipt of customer orders or the shipment of our systems. In the third quarter, the number of GI endoscopy procedures nationwide is historically lower than other quarters throughout the year, which we believe is attributable to the summer vacations of GI specialists and their patients. Other factors that may impact our results include:

- GI specialist adoption of our products;

- pricing pressure resulting from actions by our competitors, payors or others;

- the hiring, retention and continued productivity of our sales representatives;

- our ability to expand the geographic reach of our sales and marketing efforts;

- results of clinical studies and trials on our or our competitors' existing products and products in development;

- our ability to predict manufacturing and delivery needs;

- delays in approval or receipt of anticipated purchase orders from customers or distributors;

- the ability of our customers or distributors to obtain financing for purchases of our Fuse® system;

- timing of new product offerings, acquisitions, licenses or other significant events by us or our competitors;

- unexpected delays in regulatory approvals necessary to launch new products;

- delays in, or failure of, component and product deliveries by our suppliers and manufacturers; and

- positive or negative coverage in the media or clinical publications of our products or products of our competitors or our industry.

In the event our actual revenue and results of operations do not meet our expectations for a particular period, the market price of our common stock may decline substantially.

Consolidation in the healthcare industry could lead to demands for price concessions, which may impact our ability to sell our products at prices necessary to support our current business strategies.

Healthcare costs have risen significantly over the past decade, which has driven numerous cost reform initiatives by legislators, regulators and third-party payors. Private insurer payment rates vary based on contractual agreements between the providers and the insurance companies. Cost containment initiatives have elicited a consolidation trend in the healthcare industry to aggregate purchasing power, which may create requests for pricing concessions in the future. Additionally, group purchasing organizations, independent delivery networks and large single accounts may continue to use their market power to consolidate purchasing decisions and reduce the number of approved vendors for hospitals and ASCs. GI specialists are increasingly consolidating their practices or joining hospital groups, which could also impact purchasing decisions. We expect that market demand, government regulation, third-party coverage and reimbursement policies and societal pressures will continue to change the healthcare industry worldwide, resulting in further business consolidations and alliances among our customers, which may exert further downward pressure on the prices of our products or limit our access to certain healthcare providers and may adversely impact our business, results of operations and financial condition.

If coverage, reimbursement and pricing from third-party payors for procedures using our products significantly decline, GI departments in hospitals, ASCs and other healthcare providers may be reluctant to purchase, or may delay purchase, of our products, or may be willing to pay less for our products, which would negatively impact our business, results of operations and financial condition.

Our imaging and single-use product customers, which include GI departments in hospitals, ASCs and other healthcare providers, directly bill third-party payors for reimbursement for GI endoscopy procedures that they provide to patients using our products. As a manufacturer of imaging and single-use products, we do not control the billing practices of our customers.

Coverage for colonoscopy procedures provided by our imaging and single-use product customers is generally well-established among third-party payors. For example, the Medicare program has covered colorectal cancer screening tests (including screening colonoscopies) since 1998, as required by Section 4104 of the Balanced Budget Act of 1997. Currently, Medicare covers screening colonoscopy procedures once every 24 months for beneficiaries who are at high risk for colorectal cancer, once every 120 months for beneficiaries who are at average risk for colorectal cancer, and 48 months after a previous flexible sigmoidoscopy. Medicare does not impose cost-sharing requirements on beneficiaries for screening colonoscopies, unless the procedure results in the biopsy or removal of a polyp or growth during the same visit, in which case the procedure is considered diagnostic and a copay or coinsurance may be required. Also, Section 1001 of the Patient Protection and Affordable Care Act, or ACA, requires "non-grandfathered" group health plans (new plans sold or renewed on or after September 23, 2010) to cover certain preventative services, including screening colonoscopies, without cost-sharing requirements.

Our customers' access to adequate coverage and reimbursement by government and third-party payors for the procedures performed using our products is central to the acceptance of our current and future products. We may be unable to sell our products on a profitable basis if government and third-party payors deny coverage or reduce their current levels of reimbursement for the procedures in which our products are used. Changes in the amount such payors are willing to reimburse our customers for procedures using our products could create pricing pressure for us. If competitive forces drive down the prices we are able to charge for our products, our gross margins will shrink, which will adversely affect our ability to invest in and grow our business.

To contain costs of new technologies, governmental healthcare programs and third-party payors are increasingly scrutinizing new and existing technologies by requiring extensive evidence of favorable clinical outcomes and cost effectiveness. Other cost-control methods include prospective payment systems, bundled payment models, capitated arrangements, group purchasing, benefit redesign and pre-authorization processes. These cost-control methods also potentially limit the amount that healthcare providers may be willing to pay for medical devices.

GI departments in hospitals, ASCs and other healthcare providers may not purchase our products if they do not receive satisfactory reimbursement from these third-party payors for the cost of the procedures using our products. Payors continue to review their coverage policies carefully for existing and new therapies and can, without notice, deny coverage for treatments that may include the use of our products. If we are not successful in reversing existing non-coverage policies, if other third-party payors issue similar policies or if our customers are not able to be reimbursed at cost-effective levels, this could have a material adverse effect on our business, results of operations and financial condition.

In addition, some healthcare providers in the United States have adopted or are considering a managed care system in which providers contract to provide comprehensive healthcare for a fixed cost per person. Healthcare payors may attempt to control costs by limiting access to GI procedures. Additionally, federal healthcare reform, changes in reimbursement policies or healthcare cost containment initiatives may limit or restrict coverage and reimbursement for procedures using our products and cause our revenue to decline.

Outside of the United States, reimbursement systems vary significantly by country. Many foreign markets have government-managed healthcare systems that govern reimbursement for GI procedures. Additionally, some foreign reimbursement systems provide for limited payments in a given period and therefore result in extended payment periods and longer wait times for procedures. If adequate levels of reimbursement from third-party payors outside of the United States are not obtained, international sales of our products may decline.

Government and third-party payers, such as Medicare and Medicaid, have taken steps to control the utilization and reimbursement of clinical pathology services.

We face efforts by government and third-party payers to reduce utilization and reimbursement of clinical pathology services.

Amounts paid by payors for clinical pathology services are determined by the Medicare Physician Fee Schedule, or MPFS. From time to time, Congress has legislated reductions in, or has frozen updates to, the MPFS. In addition, the Center for Medicare and Medicaid Services, or CMS, has adopted policies reducing reimbursement rates for clinical pathology services that we perform. For example, in 2013, CMS reduced the "technical component" of the payment for the clinical pathology services we perform by about 52%, and decreased overall Medicare payment for the service by 33%. CMS has adopted a new coding set for diagnosis, commonly known as ICD-10, which significantly expands the coding set for diagnoses. If we do not adequately implement the new coding set, our clinical pathology business could be adversely impacted. In addition, if as a result of the new coding set, GI departments fail to provide appropriate codes for desired tests, we may not be reimbursed for such tests. We also provide anatomic pathology services which are reimbursed by Medicare under a physician fee schedule and are subject to adjustment on an annual basis. Medicaid reimbursement varies by state and is subject to administrative and billing requirements and budget pressures. Recently adopted federal healthcare reform legislation includes further provisions that are designed to control utilization and payment levels.

From time to time, the federal government has considered whether competitive bidding can be used to provide clinical pathology services for Medicare beneficiaries at lower rates while maintaining quality and access to care. If competitive bidding is implemented on a regional or national basis for clinical pathology services, it could materially adversely affect us. Congress periodically considers cost-saving initiatives as part of its deficit reduction discussions. These initiatives have included coinsurance for clinical laboratory services, co-payments for clinical laboratory testing and further laboratory fee schedule reductions. If any of these initiatives is implemented, it could materially affect our business, results of operations and financial condition.

Further, federal healthcare programs have continued to increase the levels of auditing of claims and payments for clinical pathology services. These audits are designed to reduce utilization and control costs and can result in denied claims for payment, recoupments of paid claims and, in some cases, allegations of the submission of false claims for payment. Increasing audit levels increase our costs for providing clinical pathology services and can materially decrease our overall reimbursement.

We also face efforts by non-governmental third-party payers, including health plans, to reduce utilization and reimbursement for clinical pathology services. For example, in light of the ACA there is increased market activity regarding alternative payment models, including a model under which pathology services would be included as part of a bundled payment.

The healthcare industry has experienced a trend of consolidation among health insurance plans, resulting in fewer but larger insurance plans with significant bargaining power to negotiate fee arrangements with healthcare providers, including clinical pathology providers. These health plans, and independent physician associations, may demand that clinical pathology providers accept discounted fee structures or assume all or a portion of the financial risk associated with providing testing services to their members through capitated payment arrangements. In addition, some health plans have been willing to limit the preferred provider organization or point of service laboratory network to only a single national laboratory to obtain improved fee-for-service pricing. Some health plans also are considering steps such as requiring preauthorization of testing. There are also an increasing number of patients enrolling in consumer driven products and high deductible plans that involve greater patient cost-sharing.

The increased consolidation among health plans also has increased the potential adverse impact of ceasing to be a contracted provider with any such insurer. Recently adopted federal healthcare reform legislation includes provisions, including ones regarding the creation of healthcare exchanges, that may encourage health insurance plans to increase exclusive contracting.

We expect continuing efforts to reduce reimbursements, to impose more stringent cost controls and to reduce utilization of clinical pathology services. These efforts, including future changes in third-party payer rules, practices and policies, or ceasing to be a contracted provider to a health plan, may have a material adverse effect on our business, results of operations and financial condition.

Failure to timely or accurately bill for our clinical pathology services could have a material adverse effect on our business, results of operations and financial condition.

Billing for clinical pathology services is extremely complex and is subject to extensive and non-uniform rules and administrative requirements. Depending on the billing arrangement and applicable law, we bill various payers, such as insurance companies, Medicare, Medicaid and patients. Changes in laws and regulations could increase the complexity and cost of our billing process. Additionally, auditing for compliance with applicable laws and regulations as well as internal compliance policies and procedures adds further cost and complexity to the billing process. Further, our billing systems require significant technology investment and, as a result of marketplace demands, we must continually invest in our billing systems.

Missing or incorrect information on requisitions for our clinical pathology services adds complexity to and slows the billing process, creates backlogs of unbilled requisitions, and generally increases the aging of accounts receivable and bad debt expense. Failure to timely or correctly bill may lead to our not being reimbursed for our services or an increase in the aging of our accounts receivable, which could adversely affect our results of operations and cash flows. Failure to comply with applicable laws relating to billing government healthcare programs could lead to various penalties, including: (1) exclusion from participation in Medicare/Medicaid programs; (2) asset forfeitures; (3) civil and criminal fines and penalties; and (4) the loss of various licenses, certificates and authorizations necessary to operate our business, any of which could have a material adverse effect on our business, results of operations and financial condition.

If we fail to properly manage our anticipated growth, our business, results of operations and financial condition could suffer.

We have a relatively short history of operating as a commercial company and have been growing rapidly in recent periods. We intend to continue to grow and may experience future periods of rapid growth and expansion, which could place a significant additional strain on our senior management team, our other personnel, information technology systems and operating procedures. Any failure by us to manage our growth effectively could have an adverse effect on our ability to achieve our development and commercialization goals.

To achieve our revenue goals, we must successfully increase manufacturing output to meet expected customer demand. In the future, we may experience difficulties with manufacturing yields, quality control, component supply and shortages of qualified personnel, among other problems. These problems could result in delays in product availability and increases in expenses. Any such delay or increased expense could adversely affect our ability to achieve profitability.

Future growth will also impose significant added responsibilities on the management of our sales and marketing teams, including the need to identify, recruit, train and integrate additional sales representatives. In addition, rapid and significant growth will place a strain on our executive, administrative and operational infrastructure.

In order to manage our operations and growth we will need to continue to improve our operational and management controls, reporting and information technology systems and financial internal control procedures. If we are unable to manage our growth effectively, it may be difficult for us to execute our business strategy and our results of operations and financial condition could suffer.

Our future success depends on our ability to develop, receive regulatory clearance or approval for, introduce and commercialize new GI endoscopy products or product enhancements that will be accepted by the market in a timely manner.

In order to serve the needs of our customers, we must enhance and broaden our product offerings in response to changing customer demands and competitive pressures and technologies. We might not be able to successfully develop, protect as proprietary or obtain regulatory approval, clearance or CE Certificates of Conformity to market new products, and our future products may not be accepted by GI departments or the third-party payors who reimburse for many of the procedures performed with our products.

Furthermore, commercializing additional products or enhancing existing products is expensive and time-consuming and could divert management's attention away from our current GI endoscopy products and harm our business. Even if we are successful in commercializing additional products, the success of any new product offering or enhancement to an existing product will depend on several factors, including our ability to:

- properly identify and anticipate GI caregiver needs and preferences;

- develop and introduce new products or product enhancements in a timely manner;

- obtain intellectual property of appropriate scope to adequately protect new products, while avoiding infringement upon or other violation of the intellectual property rights of third parties;

- conduct clinical studies or collect existing clinical data, when relevant;

- manufacture and market new or modified products in full compliance with applicable regulatory requirements;

- provide adequate training to potential users of our new products, if necessary;

- ensure adequate coverage and reimbursement for any GI procedures performed with our new products;

- comply fully with FDA and foreign regulations before marketing of new or modified products;

- develop an effective and regulatory-compliant, dedicated sales and marketing team;

- demonstrate, if required, the safety and efficacy of new products with data from preclinical studies and clinical trials; and

- obtain the necessary regulatory clearances, approvals or CE Certificates of Conformity for new products or product enhancements.

If we do not develop and obtain regulatory clearance, approval or CE Certificates of Conformity for new products or product enhancements in time to meet market demand, or if there is insufficient demand for these products or enhancements, we may not be able to increase our revenue and our costs could increase. Our research and development efforts may require a substantial investment of time and resources before we are adequately able to determine the commercial viability of a new product, technology or other innovation. In addition, even if we are able to develop enhancements or new generations of our products successfully, these enhancements or new generations of products may not be patentable, or may not be patentable in sufficient scope to adequately protect the product or provide any competitive advantage. If we are required to obtain a license to intellectual property from third parties in order to develop, produce and otherwise commercialize such products without infringing or otherwise violating such intellectual property, the cost of producing the products may discourage commercialization. These enhancements or new generations of products may not produce sales in excess of the costs of development and they may be quickly rendered obsolete by changing customer preferences or the introduction by our competitors of products embodying new technologies or features.

We may not be able to successfully complete any future acquisitions.

We may grow our business through the acquisition of additional products, technologies, services or businesses that we believe have significant commercial potential. Any growth through acquisitions will be dependent upon the continued availability of suitable acquisition candidates at favorable prices and on acceptable terms and conditions. Even if these opportunities are present, we may not be able to successfully identify suitable acquisition candidates. In addition, we may not be able to successfully integrate any acquired companies or achieve the commercial potential or synergies projected for any acquisition. Future acquisitions may also divert management's attention from other business activities. Other companies, many of which may have substantially greater financial, marketing and sales resources, compete with us for these acquisition opportunities.

We are dependent upon third-party manufacturers and suppliers, in some cases sole- or single-source suppliers, making us vulnerable to supply shortages and problems, and price fluctuations, which could harm our business, results of operations and financial condition.

We are dependent on third-party suppliers for our products. In particular, we rely on several single-source suppliers that manufacture and assemble certain components of our Fuse® system.

For us to be successful, our suppliers must be able to provide us with products and components in substantial quantities, in compliance with regulatory requirements, in accordance with agreed upon specifications, at acceptable costs and on a timely basis, as needed. Reliance on third-party manufacturers entails risks to which we would not be subject if we manufactured all of our products and their components ourselves, including reliance on the third party for regulatory compliance and quality assurance, the possibility that products will not be delivered on a timely basis, the possibility of increases in pricing for our products, the possibility of breach by the third party of the manufacturing agreements, the possibility of patent or other intellectual property infringement or misappropriation by the third party, and the possibility of termination or non-renewal of the agreement by the third party.

Our suppliers may encounter problems during manufacturing for a variety of reasons, including, for example, failure to follow specific protocols and procedures, failure to comply with applicable legal and regulatory requirements, equipment malfunction and environmental factors, failure to properly conduct their own business affairs, and infringement or other violation of third-party intellectual property rights, any of which could delay or impede their ability to meet our requirements.

Our reliance on these third-party suppliers also subjects us to other risks that could adversely affect the quality of our products or our ability to deliver them in a timely manner, and harm our ability to successfully commercialize our products, including:

- for many of our suppliers, we are not a major customer and these suppliers may therefore give other customers' needs higher priority than ours and other customers may use fair or unfair negotiation tactics and/or pressures to impede our relationship with the supplier;

- third parties may threaten or enforce their intellectual property rights against our suppliers, which may cause disruptions or delays in shipment, or may force our suppliers to cease conducting business with us;

- fluctuations in the demand for our products or our inability to forecast demand accurately may influence the willingness or ability of our suppliers to meet our delivery needs;

- our suppliers, especially new suppliers, may make errors in manufacturing or may not adhere to quality requirements or standards;

- if necessary components become obsolete, we may have difficulty locating and qualifying alternative suppliers or may be unable to find new or alternative components or reconfigure our products and manufacturing processes in a timely manner;

- we may be subject to price fluctuations due to a lack of long-term supply arrangements for key components or changes in foreign exchange rates;

- fluctuations in orders for components that our suppliers manufacture for others may affect their ability or willingness to deliver components to us in a timely manner;

- our suppliers may wish to discontinue supplying components or services to us for risk management or product liability reasons;

- switching components or suppliers may require product redesign and possibly approval or clearance from FDA, EEA Notified Bodies, or other foreign regulatory bodies;

- one or more of our sole- or single-source suppliers may be unwilling or unable to supply components of our products;

- we or our suppliers may not be able to respond to unanticipated changes in customer orders, and if orders do not match forecasts, we or our suppliers may have excess or inadequate inventory of materials and components;

- the occurrence of a fire, natural disaster, terrorist or military event or other catastrophe impacting one or more of our suppliers may affect their ability to deliver components to us in a timely manner; and

- our suppliers may encounter financial or other business hardships unrelated to our demand or beyond our control, which could inhibit their ability to fulfill our orders and meet our requirements.

We may not be able to quickly establish additional or alternative suppliers if necessary, in part because we may need to undertake additional activities to establish such suppliers as required by the regulatory approval process. Any interruption or delay in obtaining components from our third-party suppliers, or our inability to obtain components from qualified alternate sources at acceptable prices in a timely manner, could impair our ability to meet the demand of our customers and cause them to switch to competing products. Given our reliance on certain single-source suppliers, we are especially susceptible to supply shortages because we do not have alternate suppliers currently available.

There are a limited number of suppliers and third-party manufacturers that operate under FDA's Quality System Regulation requirements, maintain certifications from the International Organization for Standardization that are recognized as harmonized standards in the EEA, and that have the necessary expertise and capacity to

24

manufacture components for our products. As a result, it may be difficult for us to locate manufacturers for our anticipated future needs, and our anticipated growth could strain the ability of our current suppliers to deliver products, materials and components to us. If we are unable to arrange for third-party manufacturing of components for our products, or to do so on commercially reasonable terms, we may not be able to complete development of, market and sell our current or new products.

The introduction of new or alternative components for our products may require design changes to our products that are subject to FDA and other regulatory clearances or approvals or new CE Certificates of Conformity. We may also be required to assess any new manufacturer's compliance with all applicable regulations and guidelines, which could further impede our ability to manufacture our products in a timely manner. As a result, we could incur increased production costs, experience delays in deliveries of our products and suffer damage to our reputation.

Our ability to compete effectively and achieve profitability will depend, in part, on our ability to reduce the per unit manufacturing cost of our Fuse® system.

To achieve our operating and strategic goals, we will need to reduce the per unit manufacturing cost of our Fuse® system. This cannot be achieved without increasing the volume of components that we purchase in order to take advantage of volume based pricing discounts, improving manufacturing efficiency and reducing waste, increasing sales of our products to leverage manufacturing overhead costs or initiating product redesign efforts to reduce the number and cost of components and improve manufacturability. If we are unable to reduce the per unit cost of our Fuse® system, our ability to competitively price our product, increase sales and achieve profitability will be severely constrained. Any increase in manufacturing volumes is dependent upon a corresponding increase in sales. The occurrence of one or more factors that negatively impact the manufacturing or sales of our Fuse® system or reduce our manufacturing efficiency may prevent us from achieving our revenue targets or desired reduction in manufacturing costs.

Some of our manufacturing processes are highly complex and potentially vulnerable to disruptions or inefficient implementation of production changes that can significantly increase our costs and delay product shipments to our customers.

Some of our manufacturing processes are highly complex, require advanced and costly equipment and are continuously being modified or maintained in an effort to improve yields and product performance. Difficulties in the manufacturing process can lower yields, interrupt production, result in losses of products in process and harm our reputation. We may from time to time experience bottlenecks and production difficulties that could lead to delivery delays and quality control problems. Such incidents, if they occur, could increase our costs and delay shipments to our customers.

Furthermore, we have limited experience in establishing, supervising and conducting commercial manufacturing. If we or the third-party manufacturers of our products fail to adequately establish, supervise and conduct all aspects of the manufacturing processes, we may not be able to continue to commercialize our products. While we currently believe we have established sufficient production capacity to supply potential near term demand for our Fuse® system, we will likely need to scale up and increase our manufacturing capabilities in the future. No assurance can be given that we will be able to successfully scale up our manufacturing capabilities or that we will have sufficient financial or technical resources to do so on a timely basis or at all.

Our international operations subject us to regulatory and legal risks and certain operating risks, which could adversely impact our business, results of operations and financial condition.

The sale and shipment of our Fuse® system and other products across international borders, the purchase of components from international sources, and our ownership and use of our manufacturing facilities in Germany and Israel subject us to U.S. and foreign governmental trade, import and export, and customs regulations and laws. Compliance with these regulations and laws is costly and exposes us to penalties for non-compliance.

Other laws and regulations that can significantly impact us include various anti-bribery laws, including the U.S. Foreign Corrupt Practices Act, as well as export control laws and economic sanctions laws. Any failure to comply with applicable legal and regulatory obligations could impact us in a variety of ways that include, but are not limited to, significant criminal, civil and administrative penalties, including imprisonment of individuals, fines and penalties, denial of export privileges, seizure of shipments, restrictions on certain business activities and exclusion or debarment from government contracting.

Our international operations expose us and our distributors to risks inherent in operating in foreign jurisdictions. These risks include:

- pricing pressure that we may experience internationally;

- foreign currency exchange rate fluctuations;

- a shortage of high-quality sales people and distributors;

- third-party reimbursement policies that may require some of the patients who undergo procedures using our products or who use our services to directly absorb costs or that may necessitate the reduction of the selling prices of our products;

- competitive disadvantage to competitors who have more established business and customer relationships;

- difficulties in enforcing intellectual property rights against infringers, either our own intellectual property rights or those of our distributors or third party suppliers;

- difficulties in defending against allegations of infringement or other intellectual property claims by third-parties against us, our distributors, or any of our third-party suppliers;

- reduced or varied intellectual property rights available in some countries;

- economic instability of certain countries;

- the imposition of additional U.S. and foreign governmental controls or regulations;

- changes in duties and tariffs, license obligations and other non-tariff barriers to trade;

- the imposition of costly and lengthy new export licensing requirements;

- the imposition of restrictions on the activities of foreign agents, representatives and distributors;

- the occurrence of an FDA inspection that results in adverse findings at our facilities, or the facilities of our vendors or suppliers, and any resulting import detention that prevents products made in such facilities from entering the United States;

- scrutiny of foreign tax authorities which could result in significant fines, penalties and additional taxes being imposed on us;

- laws and business practices favoring local companies;

- the ability of a foreign government to exclude us from, or limit our ability to compete in, the markets under its jurisdiction through collective tender processes or otherwise;

- longer payment cycles for products sold to customers outside the U.S.;

- difficulties in enforcing agreements and collecting receivables through certain foreign legal systems;

- the imposition of U.S. or international sanctions against a country, company, person or entity with whom we do business that would restrict or prohibit continued business with the sanctioned country, company, person or entity; and

- the imposition of new trade restrictions.

If we experience any of these events, our sales in non-U.S. jurisdictions and / or our ability to manufacture our products in non-U.S. jurisdictions may be harmed and our business, results of operations and financial condition would suffer.

Product quality issues or product defects may harm our business, results of operations and financial condition.

Certain of our medical device products are highly complex and incorporate sophisticated technology, including hardware and software. Software typically contains, particularly in the periods subsequent to the initial launch, bugs that can unexpectedly interfere with the device's operation. Our quality assurance testing programs may not be adequate to detect all defects, which might interfere with customer satisfaction, reduce sales opportunities, harm our marketplace reputation, increase warranty repairs or reduce gross margins. In the past, we have had to replace certain components and provide remediation in response to the discovery of defects or bugs in products that we had shipped, including initial shipments of our Fuse® system. An inability to cure a product defect could result in the financial failure of products, a product recall, temporary or permanent withdrawal of a product from a market, damage to our reputation or our brand, inventory costs or product reengineering expenses, any of which could have a material impact on our business, results of operations and financial condition.

We may face product liability claims that could result in costly litigation and significant liabilities.

Our business exposes us to the risk of product liability claims that are inherent in the design, development, manufacture and marketing of medical devices. This risk exists even if a device or product is cleared or approved for commercial sale by FDA or other foreign regulators and manufactured in facilities registered with and regulated by FDA or an applicable foreign regulatory authority. Any manufacturing or design defects, misuse or abuse associated with our products or our product candidates could result in patient injury or death. The medical device industry has historically been subject to extensive litigation over product liability claims, and we cannot offer any assurance that we will not face product liability suits.

In addition, an injury that is caused by the activities of our suppliers, such as those who provide us with components and raw materials, may be the basis for a claim against us. Product liability claims may be brought against us by patients, health care providers or others coming into contact with our products or product candidates. If we cannot successfully defend ourselves against product liability claims, or if we or our suppliers have inadequate product liability insurance, we may incur substantial liabilities and reputational harm. In addition, regardless of merit or eventual outcome, product liability claims may result in:

- impairment of our brand and/or business reputation;

- costly litigation;

- distraction of management's attention from our primary business;

- loss of revenue;

- the inability to commercialize our products or, if approved, our product candidates;

- decreased demand for our products or, if approved, our product candidates;

- product recall or withdrawal from the market;

- withdrawal of clinical trial participants; and

- substantial monetary awards to patients or other claimants.

While we may attempt to manage our product liability exposure by proactively recalling or withdrawing from the market any defective products, any recall or market withdrawal of our products may delay the supply of those products to our customers and may impact our reputation. We can provide no assurance that we will be successful in initiating appropriate recall or market withdrawal efforts that may be required in the future or that these efforts will have the intended effect of preventing product malfunctions and the accompanying product liability that may result. Any such recalls and market withdrawals may also be used by our competitors to harm our reputation for safety or be perceived by patients as a safety risk when considering the use of our products, either of which could have an adverse effect on our business, results of operations and financial condition.

Although we have, and intend to maintain, liability insurance, the coverage limits of our insurance policies may not be adequate and one or more successful claims brought against us may have a material adverse effect on our business and results of operations. For example, the U.S. Supreme Court recently declined to hear an appeal of the U.S. Court of Appeals for the Ninth Circuit ruling that the 1976 Medical Device Amendments to the Federal Food, Drug and Cosmetic Act did not preempt state laws in a product liability case involving a medical device company. If other courts in the United States adopt similar rulings, we may be subject to increased litigation risk in connection with our products. Product liability claims could negatively affect our reputation, continued product sales, and our ability to obtain and maintain regulatory approval for our products.

Our costs could substantially increase if we experience a significant number of warranty claims.

We provide limited product warranties against manufacturing defects of our endoscopes. Our product warranty requires us to repair defects arising from product design and production processes, and if necessary, replace defective components. The future costs associated with our warranty claims are uncertain due to the relatively recent launch of Fuse®. Thus far, we have not accrued a significant liability contingency for potential warranty claims.

If we experience warranty claims in excess of our expectations, or if our repair and replacement costs associated with warranty claims increase significantly, we will incur liabilities for potential warranty claims that may be greater than we expect. An increase in the frequency of warranty claims or amount of warranty costs may harm our reputation and could have a material adverse effect on our business, results of operations and financial condition.

We are required to maintain high levels of inventory, which could consume a significant amount of our resources, reduce our cash flow and lead to inventory impairment charges.

As a result of the need to maintain substantial levels of inventory, we are subject to the risk of inventory obsolescence and expiration, which may lead to inventory impairment charges. In order to market and sell our Fuse® system effectively, we must maintain high levels of inventory and demonstration equipment. Our manufacturing processes and sourcing processes require lengthy lead times, during which components of our products may become obsolete due to design changes, and we may over- or under-estimate the amount needed of a given component, in which case we may expend extra resources or be constrained in the amount of end product that we can produce. Our dependence on third-party suppliers for our single use products exposes us to greater lead times, increasing our risk of inventory obsolesce comparatively. Furthermore, some of our products have a limited shelf life due to sterilization requirements and / or degradation, and part or all of a given product or component may expire and its value become impaired. In that instance, we would be required to record an impairment charge. If our estimates of required inventory are too high, we may be exposed to further inventory obsolesce risk. In the event that a substantial portion of our inventory becomes obsolete or expires, or in the event we experience a supply chain imbalance as described above, it could have a material adverse effect on our business, results of operations and financial condition due to the resulting costs associated with the inventory impairment charges and costs required to replace such inventory.

We are subject to risks associated with currency fluctuations, and changes in foreign currency exchange rates could impact our business, results of operations and financial condition.

We generate revenue and incur expenses denominated in currencies other than the U.S. dollar, a majority of which are denominated in Euros and NIS (shekels). As a result, changes in the exchange rates between such foreign currencies and the U.S. dollar could materially impact our reported results of operations and distort period to period comparisons. Fluctuations in foreign currency exchange rates also impact the reporting of our receivables and payables in non-U.S. currencies. As a result of such foreign currency fluctuations, it may be more difficult to detect underlying trends in our business and results of operations. In addition fluctuations in currency exchange rates could cause our results of operations to differ from our expectations or the expectations of our investors.

In the future, we may engage in exchange rate hedging activities in an effort to mitigate the impact of exchange rate fluctuations. If our hedging activities are not effective, changes in currency exchange rates may have a more significant impact on our business, results of operations and financial condition.

Our ability to use our net operating losses and tax credits to offset future taxable income and taxes may be subject to certain limitations.

In general, under Section 382 of the U.S. Internal Revenue Code of 1986, as amended, or the Code, a corporation that undergoes an "ownership change" is subject to limitations on its ability to utilize its pre-change net operating loss, or NOL, carryforwards and other tax attributes (such as research and development tax credits) to offset future taxable income and taxes. Specifically, this limitation may arise in the event of a cumulative change in ownership of our company of more than 50% within a three-year period. Any such annual limitation may significantly reduce the utilization of the NOL carryforwards before they expire. We performed a Section 382 and 383 analysis and determined that we had an ownership change, as defined by Sections 382 and 383 of the Code, which occurred in 2013 in connection with our acquisition of Peer Medical and related equity financing. As a result of this ownership change, we determined that $12.7 million of our federal NOL carryforwards (out of a total of $67.0 million as of September 30, 2014) may be subject to a potential limitation. The closing of this offering or other transactions that may occur in the future, some of which could be outside of our control, may trigger additional ownership changes pursuant to Sections 382 and 383 of the Code, which could further limit the NOL carryforwards that could be utilized annually in the future to offset taxable income, if any. If we are limited in our ability to use our NOL carryforwards and tax credits in future years in which we have taxable income, we will pay more taxes than if we were able to fully utilize our NOL carryforwards and tax credits. This could materially and adversely affect our business, results of operations and financial condition.

We rely on third-party distributors to effectively distribute our products outside the United States.

We depend on medical device distributors for the marketing and selling of most our products in certain territories in Europe, Asia, Australia, South Africa and Latin America. These distributors typically sell a variety of other, non-competing products that may limit the resources they dedicate to selling our products. In addition, we are unable to ensure that our distributors comply with all applicable laws regarding the sale of our products. If our distributors fail to effectively market and sell our products, in full compliance with applicable laws, our results of operations and business may suffer. Recruiting and retaining qualified third-party distributors and training them in our technology and product offering requires significant time and resources. To develop and expand our distribution, we must continue to scale and improve our processes and procedures that support our distributors. Furthermore, if our distributors fail to comply with all applicable laws and regulations, we may suffer reputational harm and our business, results of operations and financial condition may be harmed.

If we fail to retain our key executives or recruit and hire new employees, our operations and financial results may be adversely affected while we attract other highly qualified personnel.

Our future success depends, in part, on our ability to continue to retain our executive officers and other key employees, certain of which have been employees since our inception, and recruit and hire new employees. The replacement of any of our key personnel likely would involve significant time and costs, may significantly delay or prevent the achievement of our business objectives and may harm our business, results of operations and financial condition.

Many executive officers and employees in the medical device industry are subject to strict non-compete or confidentiality agreements with their employers, which would limit our ability to recruit them to join our company. In addition, some of our existing and future employees are or may be subject to confidentiality agreements with previous employers. Our competitors may allege breaches of and seek to enforce such non-compete agreements or initiate litigation based on such confidentiality agreements. Such litigation, whether or not meritorious, may impede our ability to hire executive officers and other key employees who have been employed by our competitors and may result in intellectual property claims against us.

If our facilities or the facility of a supplier become inoperable, we will be unable to continue to research, develop, manufacture and commercialize our products and, as a result, our business will be harmed until we or the supplier are able to secure a new facility. In addition, key components of our Fuse® system are manufactured in Israel which may subject our company to greater geopolitical risks.

We operate multiple facilities, at which we perform our manufacturing, research and development, clinical pathology services and our other business functions. Our operations and the operations of our distributors and suppliers are conducted in various countries throughout the world, certain of which are conducted in geographies that face acute regional risks and challenges. Such risks and challenges could disrupt our business or the operations of our distributors and suppliers and such disruptions could have a material adverse effect on our business, financial condition and results of operations. In particular, much of our research and development and a portion of our manufacturing activity is conducted in a single facility located in Israel. Political, economic, and military conditions in Israel may therefore have a direct influence on us. Our operations could be adversely affected by current hostilities involving Israel and the Hamas, a U.S. State Department designated foreign terrorist organization. The interruption or curtailment of trade between Israel and its trading partners, or a significant downturn in the economic or financial condition of Israel, may disrupt the research and development and manufacturing activity at our facility there. In addition, some countries, companies and organizations continue to participate in a boycott of Israeli firms, firms with Israeli operations and connections and others doing business with Israel or with Israeli companies. Also, over the past several years there have been calls in Europe and elsewhere to reduce trade with Israel. There can be no assurance that restrictive laws, policies or practices directed towards Israel, Israeli businesses or others doing business with Israel or with Israeli companies will not have an adverse impact on our business. Any terrorist attacks or hostilities related to Israel could have a material adverse effect on our business, results of operations and financial condition.

Our facilities and equipment would be costly to replace and could require substantial lead time to repair or replace. These facilities may be harmed or rendered inoperable by natural or man-made disasters, including, but not limited to, war, terrorist activities, earthquakes, flooding, fire and power outages, which may render it difficult or impossible for us to conduct our business for some period of time. Our inability to perform those activities may result in delays in or discontinuances of developing and selling our products during such periods and the loss of customers or harm to our reputation. Although we possess insurance for damage to our property and the disruption of our business, this insurance may not be sufficient to cover all of our potential losses and there can be no assurance this insurance will continue to be available to us on acceptable terms, or at all.

We obtain our Bonastent® product through an exclusive distribution agreement that subjects us to minimum performance requirements and other criteria. Our failure to satisfy those criteria could cause us to lose exclusive rights of distribution.

We have entered into exclusive distribution agreements with the manufacturer of our Bonastent® product. The manufacturer brands its products according to our specifications, and we may have exclusive rights in certain fields of use and territories to sell these products subject to minimum purchase or other performance criteria. Although these products do not individually or in the aggregate represent a material portion of our business, if we do not meet these performance criteria, or if we fail to renew these agreements, we may lose exclusivity in a field of use or territory or cease to have any rights to these products, which could have an adverse effect on our sales and our business. Furthermore, our manufacturer is a smaller company that may not have sufficient resources to continue operations or to continue to supply us sufficient product without additional access to capital.

Failure to protect our information technology infrastructure against cyber-based attacks, network security breaches, service interruptions, or data corruption could significantly disrupt our operations and adversely affect our business, results of operations and financial condition.

We rely on information technology networks and systems, including the Internet and third-party cloud based systems, to process and transmit sensitive electronic information and to manage or support a variety of business processes and activities, including sales, billing, procurement and supply chain, manufacturing and distribution. We use enterprise information technology systems to record, process and summarize financial information and results of operations for internal reporting purposes and to comply with regulatory, financial reporting, legal and tax requirements. Our information technology systems, some of which are managed by third-parties, may be susceptible to damage, disruptions, or shutdowns due to computer viruses, attacks by computer hackers, phishing scams, failures during the process of upgrading or replacing software, databases or components thereof, power outages, hardware failures, telecommunication failures, user errors or catastrophic events. Despite the precautionary measures we have taken to prevent breakdowns in our information technology and telephone systems, if our systems suffer severe damage, disruption, or shutdown and we are unable to effectively resolve the issues in a timely manner, our business, results of operations and financial condition may suffer.

We maintain highly sensitive information related to our business and customers on our information systems, such as:

- personal identifiable information;
- protected health information;
- customer and patient financial information;
- company trade secrets; and
- product design plans and specifications.

We and our customers could suffer harm if customer information were accessed by third parties due to a security failure in our systems. It could also require significant expenditures to remediate any such failure, problem or breach. In addition, any such failure, problem or breach could harm our reputation, which could adversely impact our business, results of operations and financial condition.

Risks related to our intellectual property

It is difficult and expensive to protect our intellectual property rights and we cannot ensure that they will prevent third parties from competing against us.

Our commercial success will depend, in part, on our ability to obtain and maintain intellectual property protection for our products, product candidates and related technologies in both the United States and other countries, successfully defend our intellectual property rights against third-party challenges and successfully enforce our intellectual property rights to prevent third-party infringement. We rely primarily upon a combination of patents, trademarks and trade secret protection, as well as nondisclosure, confidentiality and other contractual restrictions in our consulting, employment and other agreements to protect our brands, products and other proprietary technologies.

Our ability to protect any of our products and technologies from unauthorized or infringing use by third parties depends in substantial part on our ability to obtain and maintain valid and enforceable patents in both the United States and other countries. Although we actively seek to obtain and maintain patents that cover our products, we may be unsuccessful in obtaining and maintaining patents that cover specific products or aspects of such products. For example, although we have obtained one United States patent relating to the design of an endoscope, we do not own or license any issued United States patent that covers our Fuse® system as currently marketed. We own one patent granted in four European countries relating to various aspects of our Fuse® technology as currently marketed. We are actively prosecuting pending patent applications in the United States covering current and planned embodiments of our Fuse® system, however in the course of prosecuting our patent applications covering such technology, we have received Final Rejections from the United States Patent Office, or the USPTO, rejecting all claims on prior art grounds. In response, we have filed Requests for Continued Examination and we are waiting on further action by the USPTO patent examiner. Although we continue to actively prosecute these patent applications before the USPTO, we cannot assure you that we will be successful or that any patent will ultimately issue.

We also cannot guarantee that any patents will issue from any other pending patent applications or future patent applications owned by or licensed to us, or if any patents are issued, that any such patents will provide us with any meaningful protection or competitive advantage. Even if issued, existing or future patents may be challenged, including with respect to the ownership of them, or narrowed, invalidated, held unenforceable or circumvented, any of which could limit our ability to prevent competitors and other third parties from developing and marketing similar products or limit the length of terms of patent protection we may have for our products and technologies. Further, other companies may design around technologies we have patented, licensed or developed. Our competitors might conduct research and development activities in countries where we do not have patent rights and then use the information learned from such activities to develop competitive products for sale in our major commercial markets. Further, if we encounter delays in regulatory approvals, the period of time during which we could market our product candidates under patent protection could be reduced. In addition, the patent positions of medical technology companies can be highly uncertain and involve complex legal, scientific and factual questions for which important legal principles remain unresolved. Changes in the patent laws, implementing regulations or in interpretations of patent laws may diminish the value of our patent rights. Any of these outcomes could impair our ability to prevent competition from third parties, which may have an adverse impact on our business, results of operations and financial condition.

Patent applications are generally maintained in confidence until publication. In the United States, for example, patent applications are maintained as confidential for up to 18 months after their filing. Similarly, publication of discoveries in scientific or patent literature often lag behind actual discoveries. Consequently, we cannot be certain that we were the first to invent or the first to file patent applications on our products or product candidates. There is also no assurance that all of the potentially relevant prior art relating to our patents and patent applications has been found, which could be used by a third party to challenge validity or enforceability of our patents or prevent a patent from issuing from a pending patent application.

In addition, even if patents do successfully issue, third parties may challenge any existing or future patent we own or in-license through adversarial proceedings in the issuing offices or in court proceedings, including as a response to any assertion of our patents against them, which could result in the invalidation or unenforceability of some or all of the relevant patent claims. We may be subject to a third party pre-issuance submission of prior art to the USPTO. If a third party asserts a substantial new question of patentability against any claim of a United States patent we own or license, the USPTO may grant a request for reexamination, which may result in a loss of scope of some claims or a loss of the entire patent. The adoption of the America Invents Act has established additional opportunities for third parties to invalidate United States patent claims, including inter partes review and post-grant review, on the basis of a lower legal standards than reexamination and with respect to post-grant review, additional grounds. Outside of the United States, patents we own or license may become subject to patent opposition or similar proceedings, which may result in loss of scope of some claims or loss of the entire patent.

Enforcing our patent and other intellectual property rights, and otherwise participating in adversarial proceedings involving intellectual property is very complex and expensive, may divert our management's attention from our core business and may result in unfavorable outcomes that could adversely affect our ability to prevent third parties from competing with us. If any of our patents are challenged, invalidated or circumvented by third parties, and if we do not own or have exclusive rights to other enforceable patents protecting our products or other technologies, competitors and other third parties could market products and use processes that are substantially similar to, or superior to, ours and our business, results of operations and financial condition would suffer.

Our patent portfolio includes patents and patent applications in jurisdictions outside of the United States, including Europe, Canada, China, Japan and Australia. The scope of coverage provided by these patents varies from country to country. Moreover, the laws of some foreign jurisdictions do not provide intellectual property rights to the same extent as in the United States and many companies have encountered significant difficulties in obtaining, protecting and defending such rights in foreign jurisdictions. If we encounter such difficulties in protecting or are otherwise precluded from effectively protecting our intellectual property in foreign jurisdictions, our business prospects could be substantially harmed.

We rely on trade secrets to protect our proprietary know-how and other technological advances, particularly where we do not believe patent protection is appropriate or obtainable. However, trade secrets are difficult to protect and enforce. Although we have taken steps to protect our trade secrets and unpatented know-how, including by entering into confidentiality agreements with third parties, and proprietary information and invention assignment agreements with certain employees, consultants and advisors, third parties may still obtain this information or we may be unable to protect our rights. We also have limited control over the protection of trade secrets used by our collaborators and suppliers. There can be no assurance that binding agreements will not be breached, that we would have adequate remedies for any breach, or that our trade secrets and unpatented know-how will not otherwise become known or be independently discovered by our competitors. If trade secrets are independently discovered, we would not be able to prevent their use. In addition, FDA, as part of its Transparency Initiative, is currently considering whether to make additional information publicly available on a routine basis, including information that we may consider to be trade secrets or other proprietary information, and it is not clear at the present time how FDA's disclosure policies may change in the future, if at all. Enforcing a claim that a third party illegally obtained and is using our trade secrets or unpatented know-how is expensive and time consuming, and the outcome is unpredictable. In addition, courts outside the United States may be less willing to protect trade secret information. Failure to obtain, or maintain, trade secret protection could enable competitors to use our proprietary information to develop products that compete with our products or cause additional, material adverse effects upon our competitive business position.

We also rely on the trademarks we own or license to distinguish our products from the products of our competitors. We cannot guarantee that any trademark applications filed by us will be approved. Third parties may also oppose such trademark applications, or otherwise challenge our use of the trademarks. In the event that the trademarks we use are successfully challenged, we could be forced to rebrand our products, which could result in loss of brand recognition, and could require us to devote resources to advertising and marketing new brands. Further, we cannot provide any assurance that competitors will not infringe or otherwise violate the trademarks we use, or that we will have adequate resources to enforce these trademarks.

If we are sued for infringing intellectual property rights of third parties, it will be costly and time consuming, and an unfavorable outcome in that litigation would have a material adverse effect on our business, results of operations and financial condition.

Our commercial success depends in part on avoiding infringing or otherwise violating the intellectual property rights of third parties. The market for medical devices is subject to rapid technological change and substantial litigation regarding patent and other intellectual property rights. Our competitors in both the United States and abroad, many of which have substantially greater resources and have made substantial investments in patent portfolios and competing technologies, may have applied for or obtained or may in the future apply for and obtain, patents that will prevent, limit or otherwise interfere with our ability to make, use, and sell our products. Numerous third-party patents exist in the fields relating to our products. It is difficult for industry participants, including us, to identify all third-party patent rights that may be relevant to our products and technologies because patent searching is imperfect due to differences in terminology among patents, incomplete databases and difficulty in assessing the meaning of patent claims. Moreover, because some patent applications are maintained as confidential until the patents publish, we cannot be certain that third parties have not filed patent applications that cover our products and technologies. Third parties may have filed, and may in the future file, patent applications covering our products or technology similar to ours. Any such patent application could further require us to obtain rights to issued patents covering such technologies.

We are party to, and may in the future be party to, or threatened with, litigation with third parties, including non-practicing entities, who allege that our products, components of our products and/or proprietary technologies infringe, misappropriate or otherwise violate their intellectual property rights. Further, as the number of participants in the industry grows, the possibility of intellectual property infringement claims against us increases. These lawsuits are costly and could adversely affect our results of operations and divert the attention of managerial and technical personnel. If a court determined that we infringe or otherwise violate a third party's patent or other intellectual property rights, we could be ordered to stop our activities covered by the patents or other intellectual property rights, either permanently or until the conclusion of a trial on the merits, which may not happen for a prolonged period of time. In addition, there is a risk that a court will order us to pay the other party damages for having violated the other party's patents or other intellectual property rights. A license may not be available to us on acceptable terms, if at all.

If a third party claims that we infringe or otherwise violate its intellectual property rights, we may face a number of issues, including, but not limited to:

- infringement and other intellectual property claims which, regardless of merit, may be expensive and time-consuming to litigate and may divert our management's attention from our core business;

- substantial damages for infringement or other violations of intellectual property rights, which we may have to pay if a court decides that the product or technology at issue infringes or violates the third party's rights, and if the court finds that the infringement was willful, we could be ordered to pay treble damages and the third party's attorneys' fees;

- a court prohibiting us from selling, making, using, exporting or licensing the product or technology unless the third party licenses its intellectual property rights to us, which it is not required to do, on commercially reasonable terms or at all;

- if a license is available from a third party, we may have to pay substantial royalties, upfront fees and/or grant cross-licenses to obtain intellectual property rights for our products and technology;

- redesigning our products and technology so they do not infringe, which may not be possible or may require substantial monetary expenditures and time; and/or

- finding alternative suppliers for infringing products and technologies, which could be costly and create significant delay due to the need for FDA regulatory clearance.

At any given time, we may be involved as a defendant in a number of intellectual property infringement actions, the outcomes of which may not be known for a prolonged period of time. Some of our competitors may be able to sustain the costs of complex intellectual property litigation more effectively than we can because they have substantially greater resources. In addition, intellectual property litigation, regardless of its outcome, may cause negative publicity, adversely impact prospective customers, cause product shipment delays, or prohibit us from manufacturing, marketing or otherwise commercializing our products and technology. Any uncertainties resulting from the initiation and continuation of any litigation could have a material adverse effect on our ability to raise additional funds or otherwise have a material adverse effect on our business, results of operations and financial condition.

In addition, we may indemnify our customers and distributors against claims relating to the infringement of intellectual property rights of third parties related to our products. Third parties may assert infringement claims against our customers or distributors. These claims may require us to initiate or defend protracted and costly litigation on behalf of our customers or distributors, regardless of the merits of these claims. If any of these claims succeed, we may be forced to pay damages on behalf of our customers, suppliers or distributors, or may be required to obtain licenses for the products they use. If we cannot obtain all necessary licenses on commercially reasonable terms, our customers may be forced to stop using our products.

We may be involved in lawsuits to enforce our intellectual property or the intellectual property of our licensors, which could be expensive, time-consuming and unsuccessful.

Competitors may infringe our intellectual property rights or those of our licensors. To counter infringement or unauthorized use, we may be required to file infringement claims, which can be expensive and time-consuming. We currently do not carry intellectual property insurance that would cover such claims. In addition, in a patent infringement proceeding, a court may decide that a patent we own is not valid, is unenforceable and/or is not infringed, or may refuse to stop the other party from using the technology at issue on the grounds that our patents do not cover the technology in question. A third-party defendant may also request reexamination or *inter partes* review by the USPTO of any patent we assert, and/or post grant review in certain instances. An adverse result in any litigation or adversarial proceedings could put one or more of our patents at risk of being invalidated or interpreted narrowly and could put our patent applications at risk of not issuing.

An unfavorable outcome could require us to cease using the related technology or to attempt to license rights to it from the prevailing party. Our business could be harmed if the prevailing party does not offer us a license on commercially reasonable terms. Our defense of litigation may fail and, even if successful, may result in substantial costs and distract our management and other employees. We may not be able to prevent, alone or with our suppliers, misappropriation of intellectual property rights important to our business, particularly in countries where the laws may not protect those rights as fully as in the United States.

Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation, there is a risk that some of our confidential information could be compromised by disclosure during this type of litigation. There could also be public announcements of the results of hearings, motions or other interim proceedings or developments. If securities analysts or investors perceive these results to be negative, it could have a material adverse effect on the price of our common stock. The occurrence of any of these events may have a material adverse effect on our business, results of operations and financial condition.

We may be subject to claims challenging the inventorship or ownership of our patent rights and other intellectual property.

We may also be subject to claims that former employees or other third parties have an ownership interest in our patent rights or other intellectual property. We may be subject to ownership disputes in the future arising, for example, from conflicting obligations of consultants or others who are involved in developing our products. Litigation may be necessary to defend against these and other claims challenging inventorship or ownership. If we fail in defending any such claims, in addition to paying monetary damages, we may lose valuable intellectual property rights, such as exclusive ownership of, or right to use, valuable intellectual property. Such an outcome could have a material adverse effect on our business, results of operations and financial condition. Even if we are successful in defending against such claims, litigation could result in substantial costs and be a distraction to management and other employees.

Changes in patent law could diminish the value of patents in general, thereby impairing our ability to protect our existing and future products.

Recent patent reform legislation could increase the uncertainties and costs surrounding the prosecution of our patent applications and the enforcement or defense of our issued patents. On September 16, 2011, the Leahy-Smith America Invents Act, or the Leahy-Smith Act, was signed into law. The Leahy-Smith Act includes a number of significant changes to U.S. patent law. These include provisions that affect the way patent applications are prosecuted, redefine prior art, may affect patent litigation, and switched the United States patent system from a "first-to-invent" system to a "first-to-file" system. Under a "first-to-file" system, assuming the other requirements for patentability are met, the first inventor to file a patent application generally will be entitled to the patent on an invention regardless of whether another inventor had made the invention earlier. The USPTO has issued new regulations and procedures to govern administration of the Leahy-Smith Act, and many of the substantive changes to patent law associated with the Leahy-Smith Act, in particular, the first-to-file provisions, only became effective within the last year. Accordingly, it is not clear what, if any, impact the Leahy-Smith Act will have on the operation of our business. The Leahy-Smith Act and its implementation could increase the uncertainties and costs surrounding the prosecution of our patent applications and the enforcement or defense of our issued patents, all of which could have a material adverse effect on our business, results of operations and financial condition.

In addition, patent reform legislation may pass in the future that could lead to additional uncertainties and increased costs surrounding the prosecution, enforcement and defense of our patents and applications. Furthermore, the U.S. Supreme Court and the U.S. Court of Appeals for the Federal Circuit have made, and will likely continue to make, changes in how the patent laws of the United States are interpreted. Similarly, foreign courts have made, and will likely continue to make, changes in how the patent laws in their respective jurisdictions are interpreted. We cannot predict future changes in the interpretation of patent laws or changes to patent laws that might be enacted into law by United States and foreign legislative bodies. Those changes may materially affect our patents or patent applications and our ability to obtain additional patent protection in the future.

Obtaining and maintaining our patent protection depends on compliance with various procedural, document submission, fee payment and other requirements imposed by governmental patent agencies, and our patent protection could be reduced or eliminated for non-compliance with these requirements.

The USPTO and various foreign patent offices require compliance with a number of procedural, documentary, fee payment and other similar provisions. In addition, periodic maintenance fees on our owned and in-licensed patents are due to be paid to governmental patent agencies over the lifetime of the patents. Future maintenance fees will also need to be paid on other patents which may be issued to us. We have systems in place to remind us to pay these fees, and we employ outside firms to remind us or our licensor to pay annuity fees due to patent agencies on our patents and pending patent applications. In certain cases, an inadvertent lapse can be cured by payment of a late fee or by other means in accordance with the applicable rules. However, there are situations in which noncompliance can result in abandonment or lapse of the patent or patent application, resulting in partial or complete loss of patent rights in the relevant jurisdiction. In such an event, our competitors might be able to enter the market and this circumstance would have a material adverse effect on our business, results of operations and financial condition.

We may not be able to adequately protect our intellectual property rights throughout the world.

Filing, prosecuting and defending patents on our products in all countries throughout the world would be prohibitively expensive. We generally apply for patents in those countries where we intend to make, have made, use or sell patented products, and in major markets where it would be commercially infeasible for a competitor to commercialize a product without the ability to sell in such markets. However, we may not accurately predict all the countries where patent protection would ultimately be desirable. If we fail to timely file a patent application in any such country or major market, we may be precluded from doing so at a later date. The requirements for patentability may differ in certain countries, particularly developing countries, and the breadth of patent claims allowed can be inconsistent. In addition, the laws of some foreign countries may not protect our intellectual property rights to the same extent as laws in the United States. Consequently, we may not be able to prevent third parties from practicing our inventions in all countries outside the United States. Competitors may use our technologies in jurisdictions where we have not obtained patent protection to develop their own products and, further, may export otherwise infringing products to territories in which we have patent protection that may not be sufficient to terminate infringing activities.

We do not have patent rights in certain foreign countries in which a market may exist. Moreover, in foreign jurisdictions where we do have patent rights, proceedings to enforce such rights could result in substantial costs and divert our efforts and attention from other aspects of our business, could put our patents at risk of being invalidated or interpreted narrowly, and could put our patent applications at risk of not issuing. Additionally, such proceedings could provoke third parties to assert claims against us. We may not prevail in any lawsuits that we initiate and the damages or other remedies awarded, if any, may not be commercially meaningful. Thus, we may not be able to stop a competitor from marketing and selling in foreign countries products that are the same as or similar to our products, and our competitive position in the international market would be harmed.

We may be subject to damages resulting from claims that we or our employees have wrongfully used or disclosed alleged trade secrets of our competitors or are in breach of non-competition or non-solicitation agreements with our competitors.

We could in the future be subject to claims that we or our employees have inadvertently or otherwise used or disclosed alleged trade secrets or other proprietary information of former employers or competitors. Although we have procedures in place that seek to prevent our employees from using the proprietary information, know-how, trade secrets and other intellectual property of others in their work for us, we may in the future be subject to claims that we caused an employee to breach the terms of his or her non-competition or non-solicitation agreement, or that we or these individuals have, inadvertently or otherwise, used or disclosed the alleged trade secrets or other proprietary information or other intellectual property of a former employer or competitor. Litigation may be necessary to defend against these claims. Even if we are successful in defending against these claims, litigation could result in substantial costs and could be a distraction to management. If our defense to those claims fails, in addition to paying monetary damages, a court could prohibit us from using technologies or features that are essential to our products, if such technologies or features are found to incorporate or be derived from the trade secrets, proprietary information or other intellectual property of the former employers. An inability to incorporate technologies or features that are important or essential to our products would have a material adverse effect on our business, and may prevent us from selling our products. In addition, we may lose valuable intellectual property rights or personnel. Moreover, any such litigation or the threat thereof may adversely affect our ability to hire employees or contract with independent sales representatives. A loss of key personnel or their work product could hamper or prevent our ability to commercialize our products. The occurrence of any of these events could have an adverse effect on our business, results of operations and financial condition.

If our trademarks and trade names are not adequately protected, then we may not be able to build name recognition in our markets of interest and our business may be adversely affected.

Our registered or unregistered trademarks or trade names may be challenged, infringed, circumvented, declared generic or determined to be infringing on other marks or names. We may not be able to protect our rights in these trademarks and trade names, which we need in order to build name recognition with potential customers in our markets of interest. In addition, third parties have registered trademarks similar and identical to our trademarks in foreign jurisdictions, and may in the future file for registration of such trademarks. If they succeed in registering or developing common law rights in such trademarks, and if we were not successful in challenging such third-party rights, we may not be able to use these trademarks to market our products in those countries. In any case, if we are unable to establish name recognition based on our trademarks and trade names, then we may not be able to compete effectively and our business, results of operations and financial condition may be adversely affected.

If we are unable to protect the confidentiality of our trade secrets, our business and competitive position may be harmed.

In addition to patents and trademark protection, we rely on trade secrets, including unpatented know-how, technology and other proprietary information, to maintain our competitive position. We seek to protect our trade secrets, in part, by entering into non-disclosure and confidentiality agreement with parties who have access to them, such as our consultants and vendors or our former employees. We also enter into confidentiality and invention or patent assignment agreements with our employees and consultants. Despite these efforts, however, any of these parties may breach the agreements and disclose our trade secrets and other unpatented or unregistered proprietary information, and once disclosed, we are likely to lose trade secret protection. Monitoring unauthorized use and disclosures of our intellectual property is difficult, and we do not know whether the steps we have taken to protect our intellectual property will be effective. In addition, we may not be able to obtain adequate remedies for any such breach. Enforcing a claim that a party illegally disclosed or misappropriated a trade secret is difficult, expensive and time-consuming, and the outcome is unpredictable. In addition, some courts outside of the United States are less willing or unwilling to enforce trade secret protection.

Further, our competitors may independently develop knowledge, methods and know-how similar, equivalent or superior to our proprietary technology. Competitors could purchase our products and attempt to replicate some or all of the competitive advantages we derive from our development efforts, willfully infringe our intellectual property rights, design around our protected technology, or develop their own competitive products that fall outside of our intellectual property rights. In addition, our key employees, consultants, suppliers or other individuals with access to our proprietary technology and know-how may incorporate that technology and know-how into projects and inventions developed independently or with third parties. As a result, disputes may arise regarding the ownership of the proprietary rights to such technology or know-how, and any such dispute may not be resolved in our favor. In any of our trade secrets were to be lawfully obtained or independently developed by a competitor, we would have no right to prevent them, or those to whom they communicate it, from using the technology or information to compete with us and our competitive position could be adversely affected. If our intellectual property is not adequately protected so as to protect our market against competitors' products and methods, our competitive position could be adversely effected, as could our business, results of operations and financial condition.

Intellectual property rights do not necessarily address all potential threats to our competitive advantage.

The degree of future protection afforded by our intellectual property rights is uncertain because intellectual property rights have limitations, and may not adequately protect our business, or permit us to maintain our competitive advantage. The following examples are illustrative:

- Others may be able to develop products that are similar to our products or product candidates but that are not covered by the claims of the patents that we own.

- We might not have been the first to make the inventions covered by the issued patent or pending patent application that we own or have exclusively licensed.

- We might not have been the first to file patent applications covering certain of our inventions.

- Others may independently develop similar or alternative technologies or duplicate any of our technologies without infringing our intellectual property rights.

- It is possible that our pending patent applications will not lead to issued patents.

- Issued patents that we own may be held invalid or unenforceable, as a result of legal challenges by our competitors.

- We may not develop additional proprietary technologies that are patentable.

- The patents of others may have an adverse effect on our business.

Should any of these events occur, they could significantly harm our business, results of operations and financial condition.

Risks related to regulation of our industry

Our products are subject to extensive governmental regulation, and our failure or our suppliers' failure to comply with applicable requirements could cause our business to suffer.

The medical device industry is regulated extensively by governmental authorities, principally FDA and corresponding state and foreign regulatory agencies and authorities, such as the EU legislative bodies and the EEA Member State Competent Authorities. FDA and other U.S., EEA and foreign governmental agencies and authorities regulate and oversee, among other things, with respect to medical devices:

- design, development and manufacturing;

- testing, labeling, and content and language of instructions for use and storage;

- clinical trials;

- product safety and effectiveness;

- marketing, sales and distribution;

- pre-market regulatory clearance and approval;

- conformity assessment procedures;

- record-keeping procedures;

- advertising and promotion;

- recalls and field safety corrective actions;

- post-market surveillance, including reporting of deaths or serious injuries and malfunctions that, if they were to recur, could cause or contribute to death or serious injury;

- post-market studies; and

- product import and export.

The laws and regulations to which we and our suppliers are subject are complex and have tended to become more stringent over time. Legislative or regulatory changes could result in restrictions on our ability to carry on or expand our operations, difficulties in developing or commercializing new products, higher than anticipated costs or lower than anticipated sales.

Our failure or our suppliers' failure to comply with U.S. federal and state regulations or EEA or other foreign regulations applicable in the countries where we operate could lead to the issuance of warning letters or untitled letters, the imposition of injunctions, suspensions or loss of regulatory clearance or approvals, product recalls, termination of distribution, product seizures or civil penalties. In the most extreme cases, criminal sanctions or closure of our manufacturing facilities may occur. If any of these risks materialize, our business, results of operations and financial condition would be adversely affected.

Our products are also subject to extensive governmental regulation in foreign jurisdictions, such as Europe, and our failure to comply with applicable requirements could cause our business, results of operations and financial condition to suffer.

In the EEA, our Fuse® system and our other products must comply with the Essential Requirements laid down in Annex I to the EU Active Implantable Medical Devices Directive. Compliance with these requirements is a prerequisite to be able to affix the CE mark to a product, without which a product cannot be marketed or sold in the EEA. To demonstrate compliance with the Essential Requirements and obtain the right to affix the CE Mark to our products, we must undergo a conformity assessment procedure, which varies according to the type of medical device and its classification. Except for low risk medical devices (Class I with no measuring function and which are not sterile), where the manufacturer can issue an EC Declaration of Conformity based on a self-assessment of the conformity of its products with the Essential Requirements, a conformity assessment procedure requires the intervention of a Notified Body, which is an organization designated by a competent authority of an EEA country to conduct conformity assessments. Depending on the relevant conformity assessment procedure, the Notified Body would audit and examine the Technical File and the quality system for the manufacture, design and final inspection of our products. The Notified Body issues a CE Certificate of Conformity following successful completion of a conformity assessment procedure conducted in relation to the medical device and its manufacturer and their conformity with the Essential Requirements. This Certificate entitles the manufacturer to affix the CE mark to its medical products after having prepared and signed a related EC Declaration of Conformity.

As a general rule, demonstration of conformity of medical products and their manufacturers with the Essential Requirements must be based, among other things, on the evaluation of clinical data supporting the safety and performance of the products during normal conditions of use. Specifically, a manufacturer must demonstrate that the device achieves its intended performance during normal conditions of use and that the known and foreseeable risks, and any adverse events, are minimized and acceptable when weighed against the benefits of its intended performance, and that any claims made about the performance and safety of the device (e.g., product labeling and instructions for use) are supported by suitable evidence. This assessment must be based on clinical data, which can be obtained from (1) clinical studies conducted on the devices being assessed, (2) scientific literature from similar devices whose equivalence with the assessed device can be demonstrated or (3) both clinical studies and scientific literature. The conduct of clinical studies in the EEA is governed by detailed regulatory obligations. These may include the requirement of prior authorization by the competent authorities of the country in which the study takes place and the requirement to obtain a positive opinion from a competent Ethics Committee. This process can be expensive and time-consuming.

In order to continue to sell our Fuse® system and our other products in Europe, we must maintain our CE Mark and continue to comply with certain EU Directives. Our failure to continue to comply with applicable foreign regulatory requirements, including those administered by authorities of the EEA countries, could result in enforcement actions against us, including refusal, suspension or withdrawal of our CE Certificates of Conformity by our Notified Body (either the British Standards Institution, or BSI, or MEDCERT (in the case of our Fuse® system)), which could impair our ability to market products in the EEA in the future.

If we materially modify our approved products, we may be required to seek and obtain new approvals or clearances, which, if not granted, would prevent us from selling our modified products.

A component of our strategy is to continually modify and upgrade our products. Medical devices can be marketed only for the indications for which they are cleared or approved. We may be unable to obtain additional regulatory clearances or approvals for modifications to, or additional indications for, our existing products in a timely fashion, or at all. Delays in obtaining future clearances or approvals would adversely affect our ability to introduce enhanced products in a timely manner, which in turn would harm our business, results of operations and financial condition.

Our Fuse® system and our other products may in the future be subject to recalls or market withdrawals that could harm our business, results of operations and financial condition.

FDA, EEA Competent Authorities and similar foreign governmental authorities have the authority to require the recall of commercialized products in the event of material deficiencies or defects in design or manufacture that could affect patient safety. In the case of FDA, the authority to require a recall must be based on an FDA finding that there is a reasonable probability that the device would cause serious adverse health consequences or death. We may, under our own initiative, recall a product if a deficiency in our products is found. FDA requires that recalls be reported to FDA within 10 working days after the recall is initiated if the recall was initiated to reduce a risk to health posed by the device or to remedy a violation of the Federal Food, Drug, and Cosmetic Act that may present a risk to health. A government-mandated or voluntary recall by us or one of our international distributors could occur as a result of an unacceptable risk to health, component failures, malfunctions, manufacturing errors, design or labeling defects or other deficiencies and issues. Recalls, which could include certain notifications and other corrections as well as removals, of our Fuse® system or our other products, could divert managerial and financial resources and could have an adverse effect on our financial condition, harm our reputation with customers, and reduce our ability to achieve expected revenue.

We may also be subject to liability claims, be required to bear other costs, or be required to take other actions that may have a negative impact on our future sales and our ability to generate profits. Companies are required to maintain certain records of recalls, even if they are not reportable to FDA. We may initiate voluntary recalls involving our products in the future that we determine do not require notification of FDA. If FDA disagrees with our determinations, it could require us to report those actions as recalls. A future recall announcement could harm our reputation with customers and negatively affect our sales. FDA could take enforcement action for failing to report the recalls when they were conducted.

In addition, the manufacturing of our products is subject to extensive post-market regulation by FDA and foreign regulatory authorities, and any failure by us or our suppliers to comply with regulatory requirements could result in recalls, facility closures, and other penalties. We and our suppliers and contract manufacturers are subject to FDA's Quality System Regulation, or QSR, and comparable foreign regulations which govern the methods used in, and the facilities and controls used for, the design, manufacture, quality assurance, labeling, packaging, sterilization, storage, shipping, installation and servicing of medical devices. These regulations are enforced through periodic inspections of manufacturing facilities. Failure to comply with regulatory requirements at our or our suppliers' or contract manufacturers' facilities may result in warning or untitled letters, manufacturing restrictions, voluntary or mandatory recalls, fines, withdrawals of regulatory clearances or approvals, product seizures, injunctions, or the imposition of civil or criminal penalties, which would adversely affect our business, results of operations and financial condition.

We are required to report certain malfunctions, deaths and serious injuries associated with our products, which can result in voluntary corrective actions or agency enforcement actions.

Under FDA medical device reporting, or MDR, regulations, medical device manufacturers are required to submit information to FDA when they become aware of information that reasonably suggests a device may have caused or contributed to a death or serious injury or has malfunctioned, and, upon recurrence, the malfunction would likely cause or contribute to death or serious injury. If we determine that an MDR report is not required to be submitted for an event, and FDA disagrees with that determination, it could take enforcement action against us for failing to report the event. All manufacturers marketing medical devices in the EEA are legally bound to report incidents involving devices they produce or sell to the regulatory agency, or competent authority, in whose jurisdiction the incident occurred. Under the EU Medical Devices Directive (Directive 93/42/EEC), an incident is defined as any malfunction or deterioration in the characteristics and/or performance of a device, as well as any inadequacy in the labeling or the instructions for use which, directly or indirectly, might lead to or might have led to the death of a patient, or user or of other persons or to a serious deterioration in their state of health.

Malfunction or misuse of our products could result in future voluntary corrective actions, such as recalls, including corrections (e.g., customer notifications), or agency action, such as inspection or enforcement actions. If malfunctions or misuse do occur, we may be unable to correct the malfunctions adequately or prevent further malfunctions or misuse, in which case we may need to cease manufacture and distribution of the affected products, initiate voluntary recalls, and redesign the products or the instructions for use for those products. Regulatory authorities may also take actions against us, such as ordering recalls, imposing fines, or seizing the affected products. Any corrective action, whether voluntary or involuntary, will require the dedication of our time and capital, may distract management from operating our business, and may harm our business, results of operations and financial condition.

The off-label promotion of our products could result in costly investigations and sanctions from FDA and other regulatory bodies.

Our products have been cleared by FDA, CE Marked in the EEA and approved by the TGA in Australia for specific indications. We may only promote or market our products for their specifically cleared or approved indications. We train our marketing and sales force against promoting our products for uses outside of the cleared or approved indications for use, known as "off-label uses."

If FDA determines that our promotional materials or training constitute promotion of unsupported claims or an off-label use, it could request that we modify our training or promotional materials or subject us to regulatory or enforcement actions, including the issuance of an untitled letter, a warning letter, injunction, seizure, civil fine or criminal penalties. It is also possible that other federal, state or foreign enforcement authorities might take action if they consider our business activities to constitute promotion of an off-label use, which could result in significant penalties, including, but not limited to, criminal, civil and/or administrative penalties, damages, fines, disgorgement, exclusion from participation in government healthcare programs, and the curtailment of our operations. Any of these events could significantly harm our business, results of operations and financial condition.

Further, the advertising and promotion of our products is subject to EEA Member States laws implementing Directive 93/42/EEC concerning Medical Devices, or the EU Medical Devices Directive, Directive 2006/114/EC concerning misleading and comparative advertising, and Directive 2005/29/EC on unfair commercial practices, as well as other EEA Member State legislation governing the advertising and promotion of medical devices. EEA Member State legislation may also restrict or impose limitations on our ability to advertise our products directly to the general public. In addition, voluntary EU and national Codes of Conduct provide guidelines on the advertising and promotion of our products to the general public and may impose limitations on our promotional activities with healthcare professionals harming our business, results of operations and financial condition.

We may be subject to federal, state and foreign healthcare laws and regulations, and a finding of failure to comply with such laws and regulations could have a material adverse effect on our business, results of operations and financial condition.

We are subject to healthcare fraud and abuse and other regulation and enforcement by federal, state and foreign governments, which could significantly impact our business, results of operations and financial condition. In the United States, the laws that may affect our ability to operate include, but are not limited to:

- the federal Anti-Kickback Statute, which prohibits, among other things, persons and entities from knowingly and willfully soliciting, receiving, offering, or paying remuneration, directly or indirectly, in cash or in kind, in exchange for or to induce either the referral of an individual for, or the purchase, lease, order or recommendation of, any good, facility, item or service for which payment may be made, in whole or in part, under federal healthcare programs such as Medicare and Medicaid. A person or entity is not required to have actual knowledge of this statute or specific intent to violate it. Further, courts have held that the Anti-Kickback Statute may be violated if even one purpose of the payment or offer of remuneration is to make an improper inducement, even if the primary purpose or purposes of the arrangement are legitimate. The Anti-Kickback Statute is a criminal statute and violations can result in imprisonment and/or exclusions from participation in federal healthcare programs, as well as monetary penalties and fines. Further, the ACA amends the intent requirements of the federal Anti-Kickback Statute and certain criminal statutes governing healthcare fraud. Under the revised statutes, person or entity can now be found guilty of violating the statute without actual knowledge of the statute or specific intent to violate it. In addition, the ACA provides that the government may assert that a claim including items or services resulting from a violation of the federal Anti-Kickback Statute constitutes a false or fraudulent claim for purposes of the federal False Claims Act;

- federal civil and criminal false claims laws and civil monetary penalty laws, including civil whistleblower or qui tam actions, that prohibit, among other things, knowingly presenting, or causing to be presented, claims for payment or approval to the federal government that are false or fraudulent, knowingly making a false statement material to an obligation to pay or transmit money or property to the federal government or knowingly concealing or knowingly and improperly avoiding or decreasing an obligation to pay or transmit money or property to the federal government. The Civil False Claims Act includes whistleblower provisions that allow independent parties to raise allegations of false claims on behalf of the federal government. Whistleblowers who bring successful claims are eligible to receive up to twenty-five percent of the government's recovery in the matter. There has been a substantial increase in recent years of the number of whistleblower actions being brought within the life sciences and healthcare industries;

- the federal Health Insurance Portability and Accountability Act of 1996, or HIPAA, which created federal criminal laws that prohibit executing a scheme to defraud any healthcare benefit program or making false statements relating to healthcare matters. A person or entity does not need actual knowledge of these statutes or specific intent to violate them;

- HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act of 2009, or HITECH, and their respective implementing regulations, which impose requirements on certain covered healthcare providers, health plans and healthcare clearinghouses as well as their business associates that perform services for them that involve individually identifiable health information, relating to the privacy, security and transmission of individually identifiable health information without appropriate authorization, including mandatory contractual terms as well as directly applicable privacy and security standards and requirements;

- the federal physician sunshine requirements under the ACA, which require certain manufacturers of drugs, devices, biologics, and medical supplies to report annually to the U.S. Department of Health and Human Services information related to payments and other transfers of value to physicians and teaching hospitals, and ownership and investment interests held by physicians and their immediate family members. The period between August 1, 2013 and December 31, 2013 was the first reporting period, and manufacturers were required to report aggregate payment data by March 31, 2014, and to report detailed payment data and submit legal attestation to the accuracy of such data by June 30, 2014. Thereafter, manufacturers must submit reports by the 90th day of each subsequent calendar year;

- the federal physician self-referral prohibitions, commonly known as the Stark Law, which prohibits, among other things, physicians who have a financial relationship, including an investment, ownership or compensation relationship with an entity, from referring Medicare patients for designated health services, which include clinical pathology services, unless an exception applies. Similarly, entities may not bill Medicare or any other party for services furnished pursuant to a prohibited referral. Many states have their own self-referral laws as well, which in some cases apply to all third-party payers, not just Medicare and Medicaid;

- the Federal Trade Commission Act and similar laws regulating advertisement and consumer protections; and

- state and foreign law equivalents of each of the above federal laws, such as state anti-kickback and false claims laws that may apply to items or services reimbursed by any third-party payor, including commercial insurers; state laws that require device companies to comply with the industry's voluntary compliance guidelines and the relevant compliance guidance promulgated by the federal government, or otherwise restrict payments that may be made to healthcare providers and other potential referral sources; state laws that require device manufacturers to report information related to payments and other transfers of value to physicians and other healthcare providers or marketing expenditures; and state and foreign laws governing the privacy and security of health information in certain circumstances, many of which differ from each other in significant ways and often are not preempted by HIPAA.

Moreover, while we do not submit claims and our GI department customers make the ultimate decision on how to submit claims, from time-to-time, we may provide reimbursement guidance to our GI department customers. If a government authority were to conclude that we provided improper advice to our GI department customers or encouraged the submission of false claims for reimbursement, we could face action against us by government authorities. Any violations of these laws, or any action against us for violation of these laws, even if we successfully defend against it, could result in a material adverse effect on our reputation, business, results of operations and financial condition.

The scope and enforcement of each of these laws is uncertain and subject to rapid change in the current environment of healthcare reform, especially in light of the lack of applicable precedent and regulations. Federal and state enforcement bodies have recently increased their scrutiny of interactions between healthcare companies and healthcare providers, which has led to a number of investigations, prosecutions, convictions and settlements in the healthcare industry. Responding to investigations can be time-and resource-consuming and can divert management's attention from the business. Additionally, as a result of these investigations, healthcare providers may be required to agree to additional onerous compliance and reporting requirements as part of a consent decree or corporate integrity agreement. Any such investigation or settlement could increase our costs or otherwise have an adverse effect on our business, results of operations and financial condition.

If our operations are found to be in violation of any of the laws described above or any other governmental regulations that apply to us now or in the future, we may be subject to penalties, including civil and criminal penalties, damages, fines, disgorgement, exclusion from governmental health care programs, and the curtailment or restructuring of our operations, any of which could adversely affect our business, results of operations and financial condition.

Compliance with the HIPAA security regulations and privacy regulations may increase our costs.

We maintain protected health information of patients through our clinical pathology services and potentially through the use of our Fuse® system. The HIPAA privacy and security regulations, including the expanded requirements under HITECH, establish comprehensive federal standards with respect to the use and disclosure of protected health information by health plans, healthcare providers and healthcare clearinghouses, in addition to setting standards to protect the confidentiality, integrity and security of protected health information. The regulations establish a complex regulatory framework on a variety of subjects, including:

- the circumstances under which the use and disclosure of protected health information are permitted or required without a specific authorization by the patient, including but not limited to treatment purposes, activities to obtain payments for our services;

- a patient's rights to access, amend and receive an accounting of certain disclosures of protected health information as well as a new right of access to laboratory test reports under the HIPAA Privacy Rule which preempts a number of state laws that prohibit a laboratory from releasing a test report directly to the individual, for which compliance was required by October 4, 2014;

- the content of notices of privacy practices for protected health information;

- administrative, technical and physical safeguards required of entities that use or receive protected health information; and

- the protection of computing systems maintaining electronic protected health information, or ePHI.

We have implemented policies and procedures related to compliance with the HIPAA privacy and security regulations, as required by law. The privacy and security regulations establish a "floor" and do not supersede state laws that are more stringent. Therefore, we are required to comply with both federal privacy and security regulations and varying state privacy and security laws. In addition, for healthcare data transfers from other countries relating to citizens of those countries, we must comply with the laws of those other countries. The federal privacy regulations restrict our ability to use or disclose patient identifiable laboratory data, without patient authorization, for purposes other than payment, treatment or healthcare operations (as defined by HIPAA), except for disclosures for various public policy purposes and other permitted purposes outlined in the privacy regulations. HIPAA, as amended by HITECH, provides for significant fines and other penalties for wrongful use or disclosure of protected health information in violation of the privacy and security regulations, including potential civil and criminal fines and penalties. Due to the enactment of HITECH, it is not possible to predict the impact on our business; however, if we do not comply with existing or new laws and regulations related to protecting the privacy and security of health information we could be subject to monetary fines, civil penalties or criminal sanctions. In addition, other federal and state laws that protect the privacy and security of patient information may be subject to enforcement and interpretations by various governmental authorities and courts resulting in complex compliance issues. For example, we could incur damages under state laws pursuant to an action brought by a private party for the wrongful use or disclosure of confidential health information or other private personal information.

Legislative or regulatory healthcare reform measures may have a material adverse effect on business, results of operations and financial condition.

FDA regulations and guidance are often revised or reinterpreted by FDA and such actions may significantly affect our business and our products. Any new regulations or revisions or reinterpretations of existing regulations may impose additional costs or lengthen review times for our product candidates. Delays in receipt of, or failure to receive, regulatory approvals for our product candidates would have a material adverse effect on our business, results of operations and financial condition.

In March 2010, the ACA was signed into law, which includes a deductible 2.3% excise tax on any entity that manufactures or imports medical devices offered for sale in the United States, with limited exceptions, effective January 1, 2013. This excise tax is resulting in a significant increase in the tax burden on our industry, and if any efforts we undertake to offset the excise tax are unsuccessful as we begin to sell the product in the United States, the increased tax burden could have an adverse effect on our results of operations and cash flows. Other elements of the ACA, including comparative effectiveness research, an independent payment advisory board and payment system reforms, including shared savings pilots and other provisions, may significantly affect the payment for, and the availability of, healthcare services and result in fundamental changes to federal healthcare reimbursement programs, any of which may materially affect numerous aspects of our business, results of operations and financial condition.

In addition, other legislative changes have been proposed and adopted in the United States since the ACA was enacted. On August 2, 2011, the Budget Control Act of 2011 created measures for spending reductions by Congress. A Joint Select Committee on Deficit Reduction, tasked with recommending a targeted deficit reduction of at least $1.2 trillion for the years 2013 through 2021, was unable to reach required goals, thereby triggering the legislation's automatic reduction to several government programs. This includes aggregate reductions of Medicare payments to providers up to 2% per fiscal year, which went into effect on April 1, 2013, and will remain in effect through 2024 unless additional Congressional action is taken. On January 2, 2013, the American Taxpayer Relief Act of 2012, or the ATRA, was signed into law which further reduced Medicare payments to certain providers, including hospitals.

We expect that additional state and federal healthcare reform measures will be adopted in the future, any of which could limit the amounts that federal and state governments will pay for healthcare products and services, which could result in reduced demand for our products and services or additional pricing pressures.

Failure to comply with the United States Foreign Corrupt Practices Act, or the FCPA, and similar laws associated with any activities outside the United States could subject us to penalties and other adverse consequences.

We are subject to the FCPA and other anti-bribery legislation around the world. The FCPA generally prohibits covered entities and their intermediaries from engaging in bribery or making other prohibited payments, offers or promises to foreign officials for the purpose of obtaining or retaining business or other advantages. In addition, the FCPA imposes recordkeeping and internal control requirements on publicly traded corporations and their foreign affiliates, which are intended to, among other things, prevent the diversion of corporate funds to the payment of bribes and other improper payments, and to prevent the establishment of "off books" slush funds from which such improper payments can be made. We may face significant risks if we fail to comply with the FCPA and other laws that prohibit improper payments, offers or promises of payment to foreign governments and their officials and political parties for the purpose of obtaining or retaining business or other advantages. In many foreign countries, particularly in countries with developing economies, some of which represent significant potential markets for us, it may be a local custom that businesses operating in such countries engage in business practices that are prohibited by the FCPA or other laws and regulations. Although we have implemented a company policy requiring our employees, consultants and distributors to comply with the FCPA and similar laws, such policy may not be effective at preventing all potential FCPA or other violations. There can be no assurance that none of our employees and agents, or our distributors will not take actions that violate our policies or applicable laws, for which we may be ultimately held responsible. As a result of our focus on managing our growth, our development of infrastructure designed to identify FCPA matters and monitor compliance is at an early stage. Any violation of the FCPA and related policies could result in severe criminal or civil sanctions, which could have a material and adverse effect on our reputation, business, results of operations and financial condition.

Our pathology business could be harmed from the loss or suspension of a license or imposition of a fine or penalties under applicable laws and regulations.

The clinical laboratory testing industry is subject to extensive regulation, and many of these statutes and regulations have not been interpreted by the courts. The Clinical Laboratory Improvement Act, or CLIA, extends federal oversight to virtually all clinical laboratories by requiring that they be certified by the federal government or by a federally-approved accreditation agency. The sanction for failure to comply with CLIA requirements may be suspension, revocation or limitation of a laboratory's CLIA certificate, which is necessary to conduct business, as well as significant fines and/or criminal penalties. In addition, our pathology laboratories are subject to regulation under state law. State laws may require that laboratories and/or laboratory personnel meet certain qualifications, specify certain quality controls or require maintenance of certain records.

Applicable statutes and regulations could be interpreted or applied by a prosecutorial, regulatory or judicial authority in a manner that would adversely affect our business. Potential sanctions for violation of these statutes and regulations include significant fines and the suspension or loss of various licenses, certificates and authorizations, or product suspensions or recalls which could have a material adverse effect on our business. In addition, compliance with future legislation could impose additional requirements on us, which may be costly.

Failure to comply with environmental, health and safety laws and regulations, including the federal Occupational Safety and Health Administration Act and the Needlestick Safety and Prevention Act, could result in fines and penalties and loss of licensure, and have a material adverse effect upon our business, results of operations and financial condition.

We are subject to licensing and regulation under federal, state, local and foreign laws and regulations relating to the protection of the environment and human health and safety, including laws and regulations relating to the handling, transportation and disposal of medical specimens, infectious waste and hazardous waste and materials, as well as regulations relating to the safety and health of laboratory employees. Our GI pathology laboratory is subject to applicable federal and state laws and regulations relating to biohazard disposal of all laboratory specimens. In addition, the federal Occupational Safety and Health Administration has established extensive requirements relating to workplace safety for health care employers, including clinical laboratories, whose workers may be exposed to blood-borne pathogens such as HIV and the hepatitis B virus. These requirements, among other things, require work practice controls, protective clothing and equipment, training, medical follow-up, vaccinations and other measures designed to minimize exposure to, and transmission of, blood-borne pathogens. In addition, the Needlestick Safety and Prevention Act requires that we include in our safety programs the evaluation and use of engineering controls such as safety needles if found to be effective at reducing the risk of needlestick injuries in the workplace.

Failure to comply with federal, state, local and foreign laws and regulations could subject us to denial of the right to conduct business, fines, criminal penalties and/or other enforcement actions which would have a material adverse effect on our business, results of operations and financial condition. In addition, compliance with future legislation could impose additional requirements on us which may be costly.

New regulations related to "conflict minerals" may force us to incur additional expenses, may make our supply chain more complex and may result in damage to our reputation with customers.

The Dodd-Frank Act required the SEC to establish new disclosure and reporting requirements for those companies that use certain minerals and metals mined in the Democratic Republic of Congo and adjoining countries, known as conflict minerals, in their products whether or not these products or the components containing such conflict minerals are manufactured by third parties. The new rule may affect sourcing at competitive prices and availability in sufficient quantities of certain minerals used in the manufacture of our products. The number of suppliers who provide conflict-free minerals may be limited. In addition, there may be material costs associated with complying with the disclosure requirements, such as costs related to determining the source of certain minerals used in our products, as well as costs of possible changes to products, processes or sources of supply as a consequence of such verification activities. Since our supply chain is complex, we may not be able to verify the origins for these minerals used in our products sufficiently through the due diligence procedures that we implement, which may prevent us from certifying our products as conflict-free, harming our reputation. In addition, we may encounter challenges to satisfy those customers who require that all of the components of our products be certified as conflict-free, which could place us at a competitive disadvantage if we are unable to do so.

Risks related to our financial position and capital requirements

We may require additional funding.

We believe that the anticipated net proceeds from this offering, our existing cash and our borrowing availability, will be sufficient to fund our operations through the end of 2016. We have based this estimate, however, on assumptions that may prove to be wrong, and we could spend our available financial resources much faster than we currently expect. Further, we may need to raise additional capital following this offering to fund our operating deficits and working capital needs, to pay down debt or to fund acquisitions.

The amount and timing of our future funding requirements will depend on many factors, including, but not limited to:

- the timing and amount of revenue from sales of our products and services, including our Fuse® system;
- the amount we invest to commercialize our Fuse® system;
- the timing, rate of progress and other product development activities for our products;
- costs associated with expanding our sales force and marketing programs to support increased sales of our products;

- the amount we invest to expand our manufacturing capabilities;

- whether, and for what amount, we acquire other businesses, products and services;

- our ability to acquire or in-license products and product candidates, technologies or businesses;

- costs of filing, prosecuting, defending and enforcing any patent claims and other intellectual property rights associated with our products and product candidates;

- costs associated with prosecuting or defending any litigation that we are or may become involved in, and any damages payable by us that result from such litigation;

- costs of operating as a public company;

- the effect of competing technological and market developments;

- costs of complying with existing or future regulations;

- additional personnel, facility and equipment requirements; and

- the terms and timing of any additional collaborative, licensing, co-promotion or other arrangements that we may establish.

We may also need to raise additional funds to finance future cash needs through public or private equity offerings, debt financings, receivables or royalty financings or corporate collaboration and licensing arrangements. We cannot be certain that additional funding will be available on acceptable terms, or at all. To the extent that we raise additional capital by issuing equity securities or convertible debt, your ownership will be diluted. We may raise additional capital in the future, even if not necessary, based on market conditions.

If we are unable to raise additional capital when required or on acceptable terms, we may not be able to expand our research and development, manufacturing operations and sales and marketing efforts and we may be required to significantly delay, scale back or discontinue aspects of our business plan. We also may be required to relinquish, license or otherwise dispose of rights to products or product candidates that we would otherwise seek to commercialize or develop ourselves on terms that are less favorable than might otherwise be available. In addition, our ability to achieve profitability or to respond to competitive pressures would be significantly limited.

Our level of indebtedness could adversely affect our ability to raise additional capital to fund our operations, limit our ability to react to changes in the economy or our industry and prevent us from meeting our obligations.

As of September 30, 2014, the amount of our total indebtedness, including accrued interest, was approximately $43.8 million, representing amounts borrowed under our Growth Capital Facility and our Senior Secured Credit Facility entered into with Silicon Valley Bank, excluding accrued interest.

Our outstanding debt and related debt service obligations could have important adverse consequences to us, including:

- heightening our vulnerability to downturns in our business or our industry or the general economy and restricting us from making acquisitions, or exploring business opportunities;

- requiring a significant portion of our available cash to be dedicated to the payment of principal and interest on our indebtedness, therefore reducing our ability to use our available cash to fund our operations, capital expenditures and future business opportunities;

- limiting our ability to adjust to changing market conditions and placing us at a competitive disadvantage compared to our competitors who have greater capital resources; and

- subjecting us to financial and other restrictive covenants in our debt instruments, the failure with which to comply could result in an event of default under the applicable debt instrument that allows the lender to demand immediate repayment of the related debt.

If our cash flows and capital resources are insufficient to fund our debt service obligations, we may be forced to reduce or delay product development, sales and marketing, capital and other expenditures, sell assets, seek additional capital or restructure or refinance our indebtedness. These alternative measures may not be successful and may not permit us to meet our scheduled debt service obligations.

The Growth Capital Facility contains negative covenants restricting, among other things, indebtedness, investments, liens, dispositions of assets, restricted payments, mergers and acquisitions, and transactions with affiliates. As of September 30, 2014 we were in compliance with all of the covenants in the Growth Capital Facility. The Growth Capital Facility also contains financial reporting requirements. We intend to seek a waiver or amendment with respect to changes to our organizational documents in connection with this offering.

Our Senior Secured Credit Facility contains negative covenants restricting, among other things, dispositions of assets, changes in business, management, ownership, or business locations, mergers or acquisitions, indebtedness, encumbrances, maintenance of collateral accounts, distributions and investments, and transactions with affiliates. The facility also includes financial covenants requiring a minimum level of liquidity and revenue, measured on a quarterly basis. We failed to comply with certain financial covenants in our Senior Secured Credit Facility for each of the three months ended December 31, 2013, June 30, 2014 and September 30, 2014, however, in each instance the lender waived compliance with the covenants. The Senior Secured Credit Facility, as amended, provides for $10.0 million of borrowing availability and bears interest at prime plus 1.50%-2.50%. No amounts were outstanding under the facility as of December 31, 2014.

A significant increase in our days sales outstanding could increase bad debt expense and have an adverse effect on our business including its cash flow.

Billing for clinical pathology services is a complex process. We bill many different payers including doctors, patients, insurance companies, Medicare, Medicaid and employer groups, all of which have different billing requirements. In addition to billing complexities, we are experiencing increasing patient responsibility as a result of managed care fee-for-service plans which continue to increase patient copayments, coinsurance and deductibles. A material increase in our days sales outstanding level resulting in an increase in our bad debt expense could have an adverse effect on our business, results of operations and financial condition, including cash flows.

Our results of operations and liquidity needs could be materially negatively affected by market fluctuations and economic downturn.

Our results of operations and liquidity could be materially negatively affected by economic conditions generally, both in the United States and elsewhere around the world. Domestic and international equity and debt markets have experienced and may continue to experience heightened volatility and turmoil based on domestic and international economic conditions and concerns. In the event these economic conditions and concerns continue or worsen and the markets continue to remain volatile, our results of operations and liquidity could be adversely affected by those factors in many ways, including making it more difficult for us to raise funds if necessary, and our stock price may decline. If economic instability continues, we cannot provide assurance that you will not experience losses on your investments.

Risks related to this offering and ownership of our common stock

Our stock price will likely be volatile and your investment could decline in value.

The market price of our common stock following this offering may fluctuate substantially as a result of many factors, some of which are beyond our control. These fluctuations could cause you to lose all or part of the value of your investment in our common stock. Factors that could cause fluctuations in the market price of our common stock include the following:

- the success of, and fluctuation in, the sales of our products;

- the development status of our product candidates and when our products receive regulatory approval;

- our execution of our sales and marketing, manufacturing and other aspects of our business plan;

- performance of third parties on whom we rely to manufacture our products, product components and product candidates, including their ability to comply with regulatory requirements;

- the results of our preclinical studies and clinical trials;

- results of operations that vary from those of our competitors and the expectations of securities analysts and investors;

- changes in expectations as to our future financial performance, including financial estimates by securities analysts and investors;

- our announcement of significant contracts, acquisitions, or capital commitments;

- announcements by our competitors of competing products or other initiatives;

- announcements by third parties of significant claims or proceedings against us;

- regulatory and reimbursement developments in the United States and abroad;

- future sales of our common stock;

- additions or departures of key personnel; and

- general domestic and international economic conditions unrelated to our performance.

In addition, the stock market in general has experienced significant price and volume fluctuations that have often been unrelated or disproportionate to operating performance of individual companies. These broad market factors may adversely affect the market price of our common stock, regardless of our operating performance. In the past, following periods of volatility in the market price of a company's securities, securities class action litigation has often been instituted. A securities class action suit against us could result in significant liabilities and, regardless of the outcome, could result in substantial costs and the diversion of our management's attention and resources.

Our common stock has no prior market and our stock price may decline after the offering.

Before this offering, there has been no public market for shares of our common stock. Although we intend to apply to have our common stock listed on the   , an active trading market for our common stock may not develop or, if it develops, may not be sustained after this offering. Our company and the representatives of the underwriters will negotiate to determine the initial public offering price. The initial public offering price may be higher than the market price of our common stock after the offering and you may not be able to sell your shares of our common stock at or above the price you paid in the offering. As a result, you could lose all or part of your investment.

If securities or industry analysts do not publish research or publish inaccurate or unfavorable research about our business, our stock price and trading volume could decline.

The trading market for our common stock will depend in part on the research and reports that securities or industry analysts publish about us or our business. We do not currently have and may never obtain research coverage by securities and industry analysts. If no securities or industry analysts commence coverage of our company, the trading price for our stock would be negatively impacted. If we obtain securities or industry analyst coverage and if one or more of the analysts who covers us downgrades our stock or publishes inaccurate or unfavorable research about our business, our stock price would likely decline. If one or more of these analysts ceases coverage of us or fails to publish reports on us regularly, demand for our stock could decrease, which could cause our stock price and trading volume to decline.

Our principal stockholders will have a controlling influence over our business affairs and may make business decisions with which you disagree and which may adversely affect the value of your investment.

After this offering, it is anticipated that our principal stockholders, which consist of entities affiliated with Sequoia Capital, River Cities Capital Funds, Council Capital, Envest, U.M. Accelmed and Avi Levy, and certain of their affiliates, will beneficially own or control, directly or indirectly,   shares of our common stock, which in the aggregate will represent approximately   % of the outstanding shares of our common stock, or   % if the underwriters' option to purchase additional shares is exercised in full. The percentages of beneficial ownership assume that the corporate conversion had occurred on December 31, 2014, based on the assumed initial public offering price of $ per share (the midpoint of the price range set forth on the cover page of this prospectus). As a result, if some of these persons or entities act together, they will have the ability to exercise significant influence over matters submitted to our stockholders for approval, including the election and removal of directors, amendments to our certificate of incorporation and bylaws and the approval of any business combination. These actions may be taken even if they are opposed by other stockholders. This concentration of ownership may also have the effect of delaying or preventing a change of control of our company or discouraging others from making tender offers for our shares, which could prevent our stockholders from receiving a premium for their shares. Some of these persons or entities who make up our principal stockholders may have interests different from yours.

See "Principal stockholders" below for more information regarding the ownership of our outstanding common stock by our principal stockholders.

Investors purchasing common stock in this offering will experience immediate and substantial dilution.

The assumed initial public offering price of shares of our common stock is substantially higher than the pro forma net tangible book deficit per outstanding share of our common stock. You will incur immediate and substantial dilution of $ per share in the pro forma net tangible book deficit of shares of our common stock, based on an assumed initial public offering price of $ per share, which is the midpoint of the price range set forth on the cover page of this prospectus. In addition, we have outstanding options and warrants with exercise prices significantly below the initial public offering price. To the extent outstanding options are ultimately exercised, there will be further dilution of the common stock sold in this offering.

Future sales, or the perception of future sales, of a substantial amount of our common shares could depress the trading price of our common stock.

If we or our stockholders sell substantial amounts of our shares of common stock in the public market following this offering or if the market perceives that these sales could occur, the market price of shares of our common stock could decline. These sales may make it more difficult for us to sell equity or equity-related securities in the future at a time and price that we deem appropriate, or to use equity as consideration for future acquisitions.

Upon completion of this offering, we will have _____ shares of common stock authorized and _____ shares of common stock outstanding. Of these shares, the _____ shares to be sold in this offering will be freely tradable. We, our executive officers and directors, and holders of substantially all of our capital stock outstanding have entered into agreements with the underwriters not to sell or otherwise dispose of shares of our common stock for a period of at least 180 days following completion of this offering, with certain exceptions. Immediately upon the expiration of this lock-up period, _____ shares will be freely tradable pursuant to Rule 144 under the Securities Act of 1933, as amended, or the Securities Act, by non-affiliates and another _____ shares will be eligible for resale pursuant to Rule 144 under the Securities Act, subject to the volume, manner of sale, holding period and other limitations of Rule 144.

The JOBS Act will allow us to postpone the date by which we must comply with certain laws and regulations intended to protect investors and to reduce the amount of information we provide in our reports filed with the SEC. We cannot be certain if this reduced disclosure will make our common stock less attractive to investors.

The JOBS Act is intended to reduce the regulatory burden on "emerging growth companies." As defined in the JOBS Act, a public company whose initial public offering of common equity securities occurred after December 8, 2011 and whose annual gross revenues are less than $1.0 billion will, in general, qualify as an "emerging growth company" until the earliest of:

- the last day of its fiscal year following the fifth anniversary of the date of its initial public offering of common equity securities;

- the last day of its fiscal year in which it has annual gross revenue of $1.0 billion or more;

- the date on which it has, during the previous three-year period, issued more than $1.0 billion in non-convertible debt; and

- the date on which it is deemed to be a "large accelerated filer," which will occur at such time as the company (1) has an aggregate worldwide market value of common equity securities held by non-affiliates of $700.0 million or more as of the last business day of its most recently completed second fiscal quarter, (2) has been required to file annual and quarterly reports under the Exchange Act for a period of at least 12 months and (3) has filed at least one annual report pursuant to the Exchange Act.

Under this definition, we will be an "emerging growth company" upon completion of this offering and could remain an "emerging growth company" until as late as December 31, 2020. For so long as we are an "emerging growth company," we will, among other things:

- not be required to comply with the auditor attestation requirements of section 404(b) of Sarbanes-Oxley;

- not be required to hold a nonbinding advisory stockholder vote on executive compensation pursuant to Section 14A(a) of the Exchange Act;

- not be required to seek stockholder approval of any golden parachute payments not previously approved pursuant to Section 14A(b) of the Exchange Act;

- be exempt from any rule adopted by the Public Company Accounting Oversight Board, requiring mandatory audit firm rotation or a supplemental auditor discussion and analysis; and

- be subject to reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements.

In addition, Section 107 of the JOBS Act provides that an emerging growth company can use the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. This permits an emerging growth company to delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have irrevocably elected not to avail ourselves of this extended transition period and, as a result, we will adopt new or revised accounting standards on the relevant dates on which adoption of such standards is required for other companies. Section 107 of the JOBS Act provides that our decision to opt out of the extended transition period for complying with new or revised accounting standards is irrevocable.

Furthermore, if we take advantage of some or all of the reduced disclosure requirements above, we cannot predict if investors will find our common stock less attractive. If some investors find our common stock less attractive as a result, there may be a less active trading market for our common stock and our stock price may be more volatile.

As a public reporting company, we will be subject to rules and regulations established from time to time by the SEC and the Public Company Accounting Oversight Board, or PCAOB, regarding our internal control over financial reporting. We may not complete needed improvements to our internal control over financial reporting in a timely manner, or these internal controls may not be determined to be effective, which may adversely affect investor confidence in our company and, as a result, the market price of our common stock and your investment.

Upon completion of this offering, we will become a public reporting company subject to the rules and regulations established from time to time by the SEC and the PCAOB. These rules and regulations will require, among other things, that we establish and periodically evaluate procedures with respect to our internal control over financial reporting. Reporting obligations as a public company are likely to place a considerable strain on our financial and management systems, processes and controls, as well as on our personnel.

In addition, as a public company we will be required to document and test our internal control over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, so that our management can certify as to the effectiveness of our internal control over financial reporting by the time our annual report for the year ending December 31, 2015 is due and thereafter, which will require us to document and make significant changes to our internal control over financial reporting. Likewise, our independent registered public accounting firm will be required to provide an attestation report on the effectiveness of our internal control over financial reporting at such time as we cease to be an "emerging growth company," as defined in the JOBS Act, although, as described in the preceding risk factor, we could potentially qualify as an "emerging growth company" until December 31, 2020. At such time, our independent registered public accounting firm may issue a report that is adverse in the event it is not satisfied with the level at which our controls are documented, designed or operating.

If our senior management is unable to conclude that we have effective internal control over financial reporting, or to certify the effectiveness of such controls, or if our independent registered public accounting firm cannot render an unqualified opinion on management's assessment and the effectiveness of our internal control over financial reporting, or if material weaknesses in our internal controls are identified, we could be subject to regulatory scrutiny and a loss of public confidence, which could have a material adverse effect on our business and our stock price. In addition, if we do not maintain adequate financial and management personnel, processes and controls, we may not be able to manage our business effectively or accurately report our financial performance on a timely basis, which could cause a decline in our common stock price and adversely affect our results of operations and financial condition.

Our disclosure controls and procedures may not prevent or detect all errors or acts of fraud.

Upon completion of this offering, we will become subject to the periodic reporting requirements of the Exchange Act. Our disclosure controls and procedures are designed to reasonably ensure that information required to be disclosed by us in reports we file or submit under the Exchange Act is accumulated and communicated to management and recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC. We believe that any disclosure controls and procedures as well as internal controls and procedures, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are and will be met. These inherent limitations include the realities that judgments in decision-making can be faulty and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people or by an unauthorized override of the controls. Accordingly, because of the inherent limitations in our control system, misstatements due to error or fraud may occur and not be detected.

We will incur significantly increased costs as a result of operating as a public company, and our management will be required to devote substantial time to compliance efforts.

We will incur significant legal, accounting, insurance and other expenses as a result of being a public company. The Dodd-Frank Act and the Sarbanes-Oxley Act as well as related rules implemented by the SEC and the   , have required changes in corporate governance practices of public companies. In addition, rules that the SEC is implementing or is required to implement pursuant to the Dodd-Frank Act are expected to require additional changes. We expect that compliance with these and other similar laws, rules and regulations, including compliance with Section 404 of the Sarbanes-Oxley Act, will substantially increase our expenses, including our legal and accounting costs, and make some activities more time-consuming and costly. We also expect these laws, rules and regulations to make it more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage, which may make it more difficult for us to attract and retain qualified persons to serve on our Board of Directors or as officers. Although the JOBS Act may for a limited period of time somewhat lessen the cost of complying with these additional regulatory and other requirements, we nonetheless expect a substantial increase in legal, accounting, insurance and certain other expenses in the future, which will negatively impact our business, results of operations and financial condition.

Anti-takeover provisions in our charter documents could discourage, delay or prevent a change in control of our company and may affect the trading price of our common stock.

Our corporate documents, to be effective immediately before this offering, and the Delaware General Corporation Law contain provisions that may enable our Board of Directors to resist a change in control of our company even if a change in control were to be considered favorable by you and other stockholders. These provisions:

- stagger the terms of our Board of Directors and require supermajority stockholder voting to remove directors;

- authorize our Board of Directors to issue preferred stock and to determine the rights and preferences of those shares, which may be senior to our common stock, without prior stockholder approval;

- establish advance notice requirements for nominating directors and proposing matters to be voted on by stockholders at stockholder meetings;

- prohibit our stockholders from calling a special meeting and prohibit stockholders from acting by written consent; and

- require supermajority stockholder voting to effect certain amendments to our certificate of incorporation and bylaws.

In addition, our certificate of incorporation will prohibit large stockholders, in particular those owning 15% or more of our outstanding voting stock, from merging or consolidating with us except under certain circumstances. These provisions could discourage, delay or prevent a transaction involving a change in control of our company. These provisions could also discourage proxy contests and make it more difficult for you and other stockholders to elect directors of your choosing and cause us to take other corporate actions you desire.

Because management has broad discretion as to the use of the net proceeds from this offering, you may not agree with how we use them, and such proceeds may not be applied successfully.

Our management has broad discretion as to how to spend and invest the proceeds from this offering and we may spend or invest these proceeds in a way with which our stockholders may disagree. Accordingly, you will need to rely on our judgment with respect to the use of these proceeds. Pending their use for other purposes, we plan to invest the net proceeds of this offering in short-term, investment-grade, interest bearing securities. These investments may not yield a favorable return to our stockholders.

If we acquire or in-license products or product candidates, or acquire companies that we believe are complementary to our business, the process of integrating the acquired or in-licensed products or product candidates, or acquired companies may result in unforeseen difficulties and expenditures, and may require significant management attention that would otherwise be devoted to our existing business and products. We could fail to realize the anticipated benefits of any acquisition or in-licensing arrangement. Future acquisitions could reduce your percentage of ownership of us or the value of your common stock and could cause us to incur debt and expose us to liabilities.

We do not expect to pay any dividends on our common stock for the foreseeable future.

We currently expect to retain all future earnings, if any, for future operations, expansion and repayment of debt and have no current plans to pay any cash dividends to holders of our common stock for the foreseeable future. Any decision to declare and pay dividends in the future will be made at the discretion of our Board of Directors and will depend on, among other things, our results of operations, financial condition, cash requirements, contractual restrictions and other factors that our Board of Directors may deem relevant. In addition, we must comply with the covenants in our Senior Secured Credit Facility and our Growth Capital Facility in order to be able to pay cash dividends, and our ability to pay dividends generally may be further limited by covenants of any existing and future outstanding indebtedness we or our subsidiaries incur. As a result, you may not receive any return on an investment in our common stock unless you sell our common stock for a price greater than that which you paid for it.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains statements that express our opinions, expectations, beliefs, plans, objectives, assumptions or projections regarding future events or future results, in contrast with statements that reflect historical facts. Many of these statements are contained under the headings "Prospectus summary," "Management's discussion and analysis of financial condition and results of operations" and "Business." In some cases, we have identified such forward-looking statements with typical conditional words such as "anticipate," "intend," "believe," "estimate," "plan," "seek," "project" or "expect," "may," "will," "would," "could" or "should," the negative of these terms or other comparable terminology.

Important factors related to forward-looking statements may include, among others, assumptions regarding:

- market acceptance of our Fuse® system;
- our ability to successfully commercialize our products, including Fuse®;
- the outcome or success of clinical studies involving Fuse®;
- our ability to compete effectively in selling our GI products and services;
- our ability to expand, manage and maintain our direct sales and marketing organizations;
- market risks regarding acceptance of alternative diagnostic methods or technologies for GI disease screening;
- the fact that we have a history of net losses and may not achieve scale of operation or achieve or sustain profitability in the future;
- our actual financial results may vary significantly from forecasts;
- our ability to successfully develop new products, improve or enhance existing products or acquire complementary products, technologies, services or businesses;
- our ability to obtain and maintain intellectual property of sufficient scope to adequately protect our products, including Fuse®, and our ability to avoid infringing or otherwise violating the intellectual property rights of third parties;
- market risks regarding consolidation in the healthcare industry;
- the willingness of GI departments in hospitals, ASCs and other healthcare providers to purchase our products if coverage, reimbursement and pricing from third-party payors for procedures using our products significantly declines;
- the level and availability of government and third-party payor reimbursement for clinical procedures using our products;
- our ability to timely and accurately bill for our clinical pathology services;
- our ability to effectively manage our anticipated growth;
- the regulatory requirements applicable to us and our competitors;
- our ability to manufacture our GI endoscopy products to meet demand;
- our reliance on third-party manufacturers and sole- or single-source suppliers;
- our ability to reduce the per unit manufacturing cost of our Fuse® system;
- our ability to efficiently manage our manufacturing processes;
- the regulatory and legal risks, and certain operating risks, that our international operations subject us to;
- the fact that product quality issues or product defects may harm our business; and
- any product liability claims.

Forward-looking statements are not a guarantee of performance, and you should not place undue reliance on such statements. We have based forward-looking statements largely on our current expectations and projections about future events. Forward-looking statements are subject to many uncertainties and other variable circumstances, including those discussed in this prospectus under the headings "Risk factors" and "Management's discussion and analysis of financial condition and results of operations," many of which are outside of our control, that could cause our actual results and experience to differ materially from any forward-looking statement. Given these risks and uncertainties, you are cautioned not to place undue reliance on these forward-looking statements. The forward-looking statements included in this prospectus are made only as of the date hereof. We do not undertake, and specifically decline, any obligation to update any such statements or to publicly announce the results of any revisions to any of such statements to reflect future events or developments.

USE OF PROCEEDS

We estimate, based upon an assumed initial public offering price of $ per share, which is the midpoint of the price range set forth on the cover page of this prospectus, we will receive net proceeds from this offering of approximately $ million (or $ million if the underwriters exercise their option to purchase additional shares in full), after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

The principal purposes of this offering are to obtain additional capital to support our operations, create a public market for our common stock and to facilitate future access to the public equity markets. We currently expect to use the net proceeds of this offering as follows:

- approximately $ million to fund the commercialization of our Fuse® system;

- approximately $ million for the expansion of our sales and marketing activities, including hiring new direct sales representatives;

- approximately $ million for capital expenditures for new product demonstration equipment and investments to improve our manufacturing capacity; and

- the remainder for working capital and other general corporate purposes.

In addition, we may also use a portion of our net proceeds to acquire and invest in complementary products, technologies, services or businesses; however, we currently have no agreements or commitments to complete any such transaction nor are we involved in negotiations to do so.

Our expected use of net proceeds from this offering represents our current intentions based upon our plans and business condition. As of the date of this prospectus, we cannot predict with certainty all of the particular uses for the net proceeds to be received upon the completion of this offering or the amounts that we will actually spend on the uses set forth above. The amounts and timing of our actual use of the net proceeds will vary depending on numerous factors, including the factors described under the heading "Risk factors" in this prospectus. As a result, management will have broad discretion in its application of the net proceeds, and investors will be relying on our judgment in such application.

Pending use of the net proceeds from this offering, we may invest in short- and intermediate-term interest-bearing obligations, investment-grade instruments, certificates of deposit or direct or guaranteed obligations of the U.S. government.

Although it is difficult to predict future liquidity requirements, we believe that the net proceeds from this offering, together with our existing cash and cash equivalents, will be sufficient to fund our operations until the middle of 2017.

See "Pricing sensitivity analysis" to see how the net proceeds from this offering presented above would be affected by an initial public offering price per share of common stock at the low-, mid- and high-points of the price range indicated on the cover page of this prospectus or if the underwriters' option to purchase additional shares of common stock is exercised in full.

DIVIDEND POLICY

We currently expect to retain all future earnings, if any, for use in the operation and expansion of our business and repayment of debt. We have never declared nor paid any dividends on our common stock and do not anticipate paying cash dividends to holders of our common stock in the foreseeable future. In addition, our Senior Secured Credit Facility and our Growth Capital Facility restrict our ability to pay dividends. See "Risk factors—We do not expect to pay any dividends on our common stock for the foreseeable future." Any determination to pay dividends in the future will be at the discretion of our Board of Directors and will depend upon, among other factors, our results of operations, financial condition, capital requirements and covenants in our existing financing arrangements and any future financing arrangements.

CORPORATE CONVERSION

Overview

We currently operate as a Delaware limited liability company under the name ECPM Holdings, LLC. Prior to the closing of this offering, ECPM Holdings, LLC will convert into a Delaware corporation pursuant to a statutory conversion and change its name to EndoChoice Holdings, Inc. In order to consummate the corporate conversion, a certificate of conversion will be filed with the Secretary of State of the State of Delaware. As part of the corporate conversion, based on the assumed initial public offering price of $ per share (the midpoint of the price range set forth on the cover page of this prospectus), all limited liability company interests of ECPM Holdings, LLC, which are in the form of units, will be converted into an aggregate of   shares of our common stock as follows:

- holders of our Class A units will receive an aggregate of   shares of our common stock;

- holders of our Class B units, which are comprised of Series B1 units, Series B2 units, Series B3 units, and Series B4 units, will receive an aggregate of   shares of our common stock;

- holders of our Class C units, which are comprised of Series C1 units, Series C2 units and Series C3 units, will receive an aggregate of   shares of our common stock;

- holders of our vested incentive units will receive an aggregate of   shares of our common stock; and

- holders of unvested incentive units will receive   shares of our restricted stock.

In addition, based on the assumed initial public offering price of $ per share (the midpoint of the price range set forth on the cover page of this prospectus):

- holders of our warrants to purchase units of ECPM Holdings, LLC will receive warrants to purchase   shares of our common stock; and

- holders of options to purchase units of ECPM Holdings, LLC will receive options to purchase   shares of our common stock.

The number of shares of common stock, the number of options, and the number of shares of restricted stock issuable in connection with the corporate conversion will be determined pursuant to the applicable provisions of the plan of conversion, which is based upon terms of the existing limited liability company agreement of ECPM Holdings, LLC. The limited liability company agreement provides that each outstanding class and series of units of ECPM Holdings, LLC will convert into a number of shares of common stock of EndoChoice Holdings, Inc. based upon the liquidation value of ECPM Holdings, LLC, assuming it is liquidated at the time of this offering with a value implied by the initial public offering price of the shares of common stock sold in this offering. Upon conversion, the shares of common stock of EndoChoice Holdings, Inc. will be allocated among the various classes and series of units in accordance with the distribution proportions, orders and priorities set forth in the limited liability company agreement. Similarly, the number of shares of common stock for which warrants will become exercisable following the conversion will be determined based on the terms of the warrants.

In connection with the corporate conversion, EndoChoice Holdings, Inc. will continue to hold all property and assets of ECPM Holdings, LLC and will assume all of the debts and obligations of ECPM Holdings, LLC. EndoChoice Holdings, Inc. will be governed by a certificate of incorporation filed with the Delaware Secretary of State and bylaws, the material portions of which are described under the heading "Description of capital stock." On the effective date of the corporate conversion, the members of the board of directors of ECPM Holdings, LLC will become the members of EndoChoice Holdings, Inc.'s board of directors and the officers of ECPM Holdings, LLC will become the officers of EndoChoice Holdings, Inc.

The purpose of the corporate conversion is to reorganize our corporate structure so that the top-tier entity in our corporate structure—the entity that is offering common stock to the public in this offering—is a corporation rather than a limited liability company and so that our existing investors will own our common stock rather than equity interests in a limited liability company.

Except as otherwise noted herein, the consolidated financial statements included elsewhere in this prospectus are those of ECPM Holdings, LLC and its combined operations. We expect that our conversion from a Delaware limited liability company to a Delaware corporation will not have a material effect on our consolidated financial statements.

Because the exact number of shares of our common stock to be issued to holders of units and vested incentive units of ECPM Holdings, LLC in the corporate conversion, the number of shares of common stock for which warrants and options will be exercisable following the corporate conversion and the number of shares of restricted stock that holders of unvested incentive units will receive in the corporate conversion is based on the initial public offering price, to the extent that the actual initial public offering price per share for this offering is greater or less than $ (the midpoint of the price range set forth on the cover page of this prospectus), the actual number of shares of common stock to be issued to holders of units and vested incentive units, the number of shares of common stock that warrants and options will be exercisable for and the number of shares of restricted stock outstanding following the corporate conversion will be adjusted accordingly. See "Pricing sensitivity analysis" to see how the number of shares, options and warrants to be issued in the corporate conversion would be affected by an initial public offering price per share of common stock at the low-, mid- and high-points of the price range indicated on the cover page of this prospectus or if the underwriters' option to purchase additional shares of common stock is exercised in full.

CAPITALIZATION

The following table sets forth our cash and cash equivalents and our capitalization as of September 30, 2014:

- on an actual basis;

- on a pro forma basis to give effect to the corporate conversion, based on the assumed initial public offering price of $ per share (the midpoint of the price range set forth on the cover page of this prospectus); and

- on a pro forma as adjusted basis to additionally give effect to the sale of   shares of our common stock in this offering, assuming an initial public offering price of $ per share (the midpoint of the price range set forth on the cover page of this prospectus), after deducting estimated underwritten discounts and commissions and estimated offering expenses payable by us and the application of the proceeds therefrom.

You should read the following information together with the information contained under the headings "Selected consolidated financial and other data" and "Management's discussion and analysis of financial condition and results of operations" and our consolidated financial statements and the accompanying notes appearing elsewhere in this prospectus.

	As of September 30, 2014		
(unaudited; in thousands, except share and per share data)	Actual	Pro forma[1][2]	Pro forma as adjusted
Cash and cash equivalents	$ 4,014	$	$
Total debt (including current portion)	43,810		
Redeemable members' capital	99,473		
Members' deficit:			
Accumulated deficit	(82,133)		
Accumulated other comprehensive income	244		
Total members' deficit	(81,889)		
Stockholders' equity (deficit):			
Common stock, $0.001 par value per share (no shares authorized, issued and outstanding, actual; shares authorized, shares issued and outstanding, pro forma; shares authorized, shares issued and outstanding, pro forma as adjusted)	—		
Preferred stock, $0.001 par value per share (no shares authorized, issued and outstanding actual; shares authorized, none issued and outstanding, pro forma and pro forma as adjusted)	—		
Additional paid-in capital	—		
Accumulated deficit	—		
Accumulated other comprehensive income	—		
Total stockholders' equity (deficit)	—		
Total capitalization	$ 61,394	$	$

(1) In connection with the corporate conversion, redeemable members' capital, members' accumulated deficit, members' accumulated other comprehensive income and total member's deficit will be reduced to zero to reflect the elimination of all outstanding units and other interests in ECPM Holding, LLC and corresponding adjustments will be reflected as common stock, additional paid-in capital, stockholders' accumulated deficit, stockholders' accumulated other comprehensive income and total stockholders' equity of EndoChoice Holdings, Inc.

(2) The following table presents the number of shares of common stock, the number of warrants, the number of options, and the number of shares of restricted stock issuable in connection with the corporate conversion to holders of Class A units, Class B units, Class C units, vested incentive units, warrants to purchase Class A units and Class B units, options to purchase Class B units and Class C units, and unvested incentive units based on the assumed initial public offering price per common share of $ (the midpoint of the price range set forth on the cover page of this prospectus).

Common stock issuable for:

Class A units . . . .

Class B units . . . .

Class C units . . . .

Vested incentive units . . . .

    Total . . . .

Warrants issuable for:

For Class A units . . . .

For Class B units . . . .

    Total . . . .

Options issuable for:

For Class B units . . . .

For Class C units . . . .

    Total . . . .

Shares of restricted stock issuable for:

Unvested incentive units . . . .

    Total . . . .

See "Pricing sensitivity analysis" to see how some of the information presented above would be affected by an initial public offering price per share of common stock at the low-, mid- and high-points of the price range indicated on the cover page of this prospectus or if the underwriters' option to purchase additional shares of common stock is exercised in full. The pro forma and pro forma as adjusted information discussed above is illustrative only.

The capitalization table presented above excludes, after giving effect to the corporate conversion:

•   shares of Class A common stock issuable upon exercise of outstanding options to purchase shares of Class A common stock as of   , at a weighted-average exercise price of $ per share; and

•   an additional   shares of Class A common stock reserved for future issuance under our 2015 Plan; and

•   shares issuable upon the exercise of warrants at a weighted-average exercise price of $ per share following the corporate conversion.

DILUTION

If you invest in our common stock, your ownership interest will be diluted to the extent of the difference between the initial public offering price in this offering per share of our common stock and the pro forma as adjusted net tangible book deficit per share of our common stock upon consummation of this offering. Net tangible book deficit per share represents the book value of our total tangible assets less the book value of our total liabilities divided by the number of shares of common stock then issued and outstanding.

After giving effect to the corporate conversion, pro forma net tangible book deficit as of September 30, 2014 was $(   ) million, or $(   ) per share based on the   shares of common stock issued and outstanding after the corporate conversion based on an assumed initial public offering price of $ per share (the midpoint of the price range set forth on the cover page of this prospectus). After giving effect to our sale of common stock in this offering at the initial public offering price of $ per share (the midpoint of the price range set forth on the cover page of this prospectus), and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma as adjusted net tangible book deficit as of September 30, 2014 would have been $(   ) million, or $(   ) per share (assuming no exercise of the underwriters' option to purchase additional shares of our common stock). This represents an immediate and substantial dilution of $(   ) per share to new investors purchasing common stock in this offering. The following table illustrates this dilution per share:

Assumed initial public offering price per share	$
Pro forma net tangible book deficit per share as of September 30, 2014	$
Decrease in net tangible book deficit per share attributable to this offering	$
Pro forma as adjusted net tangible book deficit per share after giving effect to this offering	$
Dilution per share to new investors in this offering	$

The following table summarizes, on a pro forma as adjusted basis as of September 30, 2014, the differences between the number of shares of common stock purchased from us, the total price and the average price per share paid by existing stockholders and by the new investors in this offering, before deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, at an assumed initial public offering price of $ per share (the midpoint of the price range set forth on the cover page of this prospectus).

	Shares purchased		Total consideration		Average price per share
	Number	Percent	Amount	Percent	
			(in millions)		
Existing investors		%	$	%	$
New investors in this offering					$
Total		%	$	%	$

See "Pricing sensitivity analysis" to see how some of the information presented above would be affected by an initial public offering price per share of common stock at the low-, mid- and high-points of the price range indicated on the cover page of this prospectus or if the underwriters' option to purchase additional shares of common stock is exercised in full.

The discussion and table above assume no exercise of stock options outstanding and no issuance of shares of our common stock reserved for issuance under our equity incentive plans, which include:

- as of   , 2014,   shares issuable upon the exercise of outstanding stock options at a weighted-average exercise price of $ per share;

-            shares reserved for future issuance under our 2015 Plan; and

-            shares issuable upon the exercise of warrants at a weighted-average exercise price of $ per share following the corporate conversion.

If, after giving effect to the corporate conversion, all of our outstanding options and warrants were exercised, our pro forma as adjusted net tangible book deficit as of September 30, 2014 would have been $ per share and our pro forma as adjusted net tangible book deficit after giving effect to this offering would have been $ per share, causing dilution to new investors purchasing shares in this offering of $ per share. Shares purchased by new investors would then represent   % of the shares purchased from us for   % of the total consideration.

The number of shares of common stock of EndoChoice Holdings, Inc. that holders of units and vested incentive units will receive in the corporate conversion, the number of shares of common stock that options and warrants will be exercisable for following the corporate conversion and the number of shares of restricted stock that holders of unvested incentive units will receive in the corporate conversion will vary depending on the initial public offering price set forth on the cover page of this prospectus. See "Pricing sensitivity analysis" for additional information.

SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA

We derived the selected consolidated financial information for the periods indicated from our consolidated financial statements. We derived the financial information as of September 30, 2014 and for the nine months ended September 30, 2013 and 2014 from our unaudited condensed consolidated financial statements included elsewhere in this prospectus. We derived the financial information as of December 31, 2012 and 2013 and for the years ended December 31, 2012 and 2013 from our audited consolidated financial statements, which are included elsewhere in this prospectus. The unaudited condensed consolidated financial statements include, in the opinion of management, all adjustments which management considers necessary for the fair presentation of the financial information set forth therein. You should read the following information together with the more detailed information contained in "Selected consolidated financial and other data," "Management's discussion and analysis of financial condition and results of operations" and our consolidated financial statements and the accompanying notes. Our historical results are not necessarily indicative of the results to be expected in any future period. Interim financial results are not necessarily indicative of results that may be expected for the full fiscal year.

(in thousands, except per share and per unit data)	Nine months ended September 30, 2013	Nine months ended September 30, 2014	Year ended December 31, 2012	Year ended December 31, 2013
	(unaudited)			
Consolidated statements of income data:				
Net revenues:				
GI equipment and supplies	$ 27,238	$ 33,648	$25,249	$ 38,772
GI pathology services	8,981	9,449	8,968	12,119
Net revenues	36,219	43,097	34,217	50,891
Cost of revenues:				
GI equipment and supplies	14,418	21,665	13,101	21,502
GI pathology services	3,125	3,956	4,024	4,390
Cost of revenues	17,543	25,621	17,125	25,892
Gross profit	18,676	17,476	17,092	24,999
Operating expenses:				
Research and development	12,036	14,907	1,683	16,617
Sales and marketing	12,610	18,949	11,465	18,148
General and administrative	8,128	14,855	4,921	11,355
Amortization of intangible assets	3,360	3,179	13	4,578
Operating expenses	36,134	51,890	18,082	50,698
Operating loss	(17,458)	(34,414)	(990)	(25,699)
Other income (expense):				
Other income (expense)	2	(1,310)	(3)	296
Interest expense	(75)	(2,240)	(208)	(104)
Interest income	31	—	—	31
Other income (expense)	(42)	(3,550)	(211)	223
Net loss before income taxes	(17,500)	(37,964)	(1,201)	(25,476)
Income tax expense (benefit)	(1,113)	648	—	(1,558)
Net loss	(16,387)	(38,612)	(1,201)	(23,918)
Other comprehensive (loss) income	2,038	(2,806)	—	3,050
Comprehensive loss	$(14,349)	$(41,418)	$ (1,201)	$(20,868)
Net loss attributable to common stockholders	$ —	$ —	$ (2,700)	$ —
Basic and diluted net loss per share attributable to common stock	$ —	—	$ (0.27)	$ —
Basic and diluted net loss per unit attributable to Class A units	$ (0.12)	$ (0.28)	$ —	$ (0.17)
Basic and diluted net loss per unit attributable to Class B units	$ (0.17)	$ (0.39)	$ —	$ (0.25)
Basic and diluted net loss per unit attributable to Class C units	$ (1.65)	$ (3.81)	$ —	$ (2.39)

	Nine months ended September 30,	Year ended December 31,	
	2014	**2012**	**2013**
Consolidated balance sheet data:			
Cash and cash equivalents	$ 4,014	$ 125	$ 8,040
Working capital[1]	11,218	19	11,228
Total assets	79,242	12,343	80,666
Long-term debt	40,000	392	—
Redeemable preferred stock and members' capital	99,473	20,239	99,324
Accumulated deficit	(82,133)	(19,603)	(43,521)

(1) Represents current assets less current liabilities.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with "Selected consolidated financial and other data" and our consolidated financial statements and the accompanying notes and other financial information appearing elsewhere in this prospectus. In addition to historical information, this discussion contains forward-looking statements that involve risks, uncertainties and assumptions that could cause actual results to differ materially from management's expectations. Factors that could cause such differences include, but are not limited to, those identified below and those described under the heading "Risk factors" appearing elsewhere in this prospectus.

Overview

We are a medical device company focused exclusively on designing and commercializing a platform of innovative products for gastrointestinal, or GI, caregivers. We currently serve over 2,500 GI departments that perform endoscopic procedures, which represent approximately one-third of the U.S. market. We offer a comprehensive range of products and services that span devices, infection control, diagnostics and imaging systems. In December 2013, we began limited commercialization of our Fuse® full spectrum endoscopy system, or Fuse®. Our Fuse® system enables GI specialists to see more than twice the anatomy at any one time compared to standard, forward-viewing colonoscopes and has been clinically demonstrated to detect 69% more pre-cancerous polyps than standard colonoscopes. We believe our commitment to continuing innovation and focus on GI specialists provides us with the unique capability to meet their evolving needs. We intend to leverage our broad product platform, established customer relationships, commercial infrastructure and Fuse® technology to set a new standard of care for the global GI market.

We estimate that the addressable worldwide market for our GI endoscopy products and services is over $6 billion, with more than 65 million GI endoscopies performed each year in the United States, Japan and Europe combined. We estimate that the addressable market for our GI endoscopy products and services is growing at 6% annually driven by increased governmental and payor focus on screening, prevention and treatment of colorectal cancer and other GI conditions, an aging global population and changing dietary habits. GI endoscopies involve inserting a thin tube containing a camera or cameras into a natural orifice of the patient to examine the upper or lower GI tract in order to screen for, diagnose and treat various GI conditions, including colorectal cancer. GI endoscopies require a large number of steps, including setup, imaging, therapy, specimen retrieval, pathology and endoscope disinfection and repair, which we refer to collectively as the GI procedure cycle. The GI endoscopy market is highly fragmented and served by numerous companies, many of which focus on only one or two areas of the GI procedure cycle. We believe the needs of GI specialists are currently underserved due to the lack of a comprehensive provider solely focused on innovation in the GI endoscopy market.

We founded our company to serve the evolving needs of GI specialists by continually bringing to market a broad suite of innovative products across the GI procedure cycle. Since we began our commercial operations in 2008, we have developed an extensive line of devices and infection control products and have added pathology and scope repair services capabilities. Our products and services are designed to improve clinical outcomes and GI specialist productivity. In 2013, we acquired Peer Medical Ltd., which was developing a new endoscope system that we now call Fuse®. Our focus on product innovation and services that span the GI endoscopy procedure cycle has enabled our direct salesforce to penetrate approximately one-third of the GI departments in the United States in just six years while increasing our sales per customer over that time.

Our products are used in colonoscopy and EGD and other procedures of the upper GI tract, which represent approximately 15 million and 8 million annual procedures in the United States, respectively, and together account for 96% of all GI endoscopic procedures. Colonoscopy is used for the screening, surveillance and diagnosis of GI diseases including colorectal cancer, inflammatory bowel disease and GI bleeding.

Our Fuse® system, which is intended for visualization of the GI tract and related therapeutic interventions, enables a wider field of view for upper and lower endoscopy procedures. Specifically, the Fuse® colonoscope offers a 330° view of the colon during colonoscopy instead of the 140° to 170° view offered by standard colonoscopes. This enables the GI specialist to visualize more than twice the anatomy at any one time as compared to a standard colonoscope and improves the ability to more thoroughly examine the colon without prolonging the time to complete the colonoscopy. According to the results of a tandem clinical trial published in *The Lancet Oncology*, GI specialists using Fuse® during colonoscopy identified 69% more pre-cancerous polyps than when using standard endoscopes. The improved detection is clinically important not only because the pre-cancerous polyp is removed during the procedure, but also because clinical guidelines recommend more frequent colonoscopies following initial detection of pre-cancerous polyps. Further, we believe that increased adoption of Fuse® for colorectal cancer screening could result in significant savings to healthcare payors given the high cost of colorectal cancer related surgical intervention and subsequent treatment. The costs of surgeries and related care can be significant, with total costs to the U.S. healthcare system estimated to exceed $8 billion per year.

During the years ended December 31, 2012 and 2013, our net revenue was $34.2 million and $50.9 million, respectively, and during the nine months ended September 30, 2013 and 2014, our net revenue was $36.2 million and $43.1 million, respectively. During the years ended December 31, 2012 and 2013, our net loss was $(1.2) million and $(23.9) million, respectively, and during the nine months ended September 30, 2013 and 2014, our net loss was $(16.4) million and $(38.6) million, respectively. We have not been profitable since inception and as of September 30, 2014, our accumulated deficit was $(82.1) million. We have made significant investments over the past two years in our research and development, sales and marketing, general administrative and manufacturing operations in support of the commercialization of Fuse®. We intend to continue to make investments in our sales and marketing infrastructure and in research and development of new products. As a result of these and other factors, we expect to incur net losses for the foreseeable future and may need to raise additional capital through equity and debt financings in order to fund our operations. Our operating results may fluctuate on a quarterly or annual basis in the future and our growth or operating results may not be consistent with predictions made by securities analysts. If we are unable to achieve our revenue growth objectives, we may not be able to achieve profitability. Since inception, we have financed our operations through non-public equity financings and to a lesser extent, debt financings. On October 30, 2014, we issued approximately $25.9 million of Class A units to existing members and certain of their affiliates.

Corporate conversion

We currently operate as a Delaware limited liability company, under the name ECPM Holdings, LLC. Prior to the closing of this offering, ECPM Holdings, LLC will convert into a Delaware corporation pursuant to a statutory conversion and change its name to EndoChoice Holdings, Inc. As a result of the corporate conversion, the holders of the different classes and series of units of ECPM Holdings, LLC will become holders of common stock of EndoChoice Holdings, Inc. Holders of warrants and options, respectively, to purchase units of ECPM Holdings, LLC will become holders of warrants and options to purchase common stock of EndoChoice Holdings, Inc., respectively. Holders of vested incentive units of ECPM Holdings, LLC will become holders of common stock of EndoChoice Holdings, Inc. Holders of unvested incentive units of ECPM Holdings, LLC will become holders of shares of restricted stock of EndoChoice Holdings, Inc.

The purpose of the corporate conversion is to reorganize our corporate structure so that the top-tier entity in our corporate structure—the entity that is offering our common stock to the public in this offering—is a corporation rather than a limited liability company and so that our existing investors will own our common stock rather than equity interests in a limited liability company. For further information regarding the corporate conversion, see "Corporate conversion" and "Pricing sensitivity analysis." References in this prospectus to our capitalization and other matters pertaining to our equity and shares prior to the corporate conversion relate to the capitalization and equity and shares of ECPM Holdings, LLC, and after the corporate conversion, to EndoChoice Holdings, Inc.

The consolidated financial statements included elsewhere in this prospectus are those of ECPM Holdings, LLC and its subsidiaries. We expect that our conversion from a Delaware limited liability company to a Delaware corporation will not have a material effect on our consolidated financial statements.

Transactions impacting comparability of results

Overview. On January 4, 2013, all issued and outstanding shares of stock of EndoChoice, Inc. were exchanged for units of ECPM Holdings, LLC and EndoChoice, Inc. became a wholly owned subsidiary of ECPM Holdings, LLC. ECPM Holdings, LLC was established to facilitate the acquisitions of Peer Medical Ltd., an Israeli company in the business of developing proprietary endoscopic systems for performing endoscopic examinations (which we refer to as Peer Medical), and RMS Endoskopie-Technik Stephan Wieth e.K., a German company in the business of manufacturing, repairing and distributing endoscopic systems (which we refer to as RMS). The financial statements as of and for the year ended December 31, 2012 represent the operations of EndoChoice, Inc. and its wholly owned subsidiaries.

Interactive. On March 1, 2012, we acquired essentially all the assets and selected liabilities of Interactive Optics, Inc. (which we refer to as Interactive), in exchange for $0.4 million in cash consideration, the assumption of certain liabilities and future contingent consideration based on the revenue of the resulting newly established scope services subsidiary. Interactive served as our primary scope services vendor and the acquisition established our ability to refurbish and repair endoscopes. As of September 30, 2014 none of the $0.3 million contingent consideration has been earned and paid.

Peer Medical. On January 4, 2013, we acquired 100% of the voting interest in Peer Medical in exchange for Class C units valued at $40.0 million. The acquisition of Peer Medical established our ability to develop proprietary optics, electronics, hardware and software, which includes our Fuse® endoscopic video imaging system.

RMS. On January 9, 2013, we acquired essentially all the assets and selected liabilities of RMS in exchange for $3.1 million in cash and $1.3 million in contingent consideration. The acquisition of RMS established our ability to manufacture endoscopic systems. Since the acquisition, $1.0 million of the contingent consideration was paid during 2013 and the remaining balance of $0.3 million has not been paid.

The Peer Medical and RMS transactions each had a significant impact on our 2013 financial statements and their comparability to 2012, including cost of revenues, gross margin, research and development expenses, sales and marketing expenses, amortization of intangibles, operating loss and cash flow.

Components of our results of operations

We manage our business globally within one reportable segment, which is consistent with how our management reviews our business, prioritizes investment and resource allocation decisions and assesses operating performance.

Net revenues

We generate revenue primarily from the sales of GI equipment and supplies and GI pathology services, to GI caregivers treating a wide range of GI diseases. Net revenues from GI equipment and supplies include revenue from imaging systems, single use therapeutic devices and infection control products, and endoscope repair and maintenance, and our net revenues from GI pathology services include revenues from our GI pathology laboratory. Sales to U.S. customers represented approximately 98.6% and 89.3% of our total revenue for the years ended December 31, 2012 and 2013, respectively. For the nine months ended September 30, 2013 and 2014, sales to U.S. customers represented approximately 90.1% and 92.2%, respectively, of our total revenue.

We commenced commercial sales of our Fuse® system in December 2013. Our Fuse® system is comprised of colonoscopes and gastroscopes, a FuseBox® video processor, a FusePanel® image management system, a FuseView™ monitor system, a standard FuseCart™ and other related supplies. We sell our Fuse® system primarily to GI departments in ASCs and hospitals and to distributors.

We expect revenue to increase in the future as we expand our sales, marketing and distribution capabilities to support growth in the United States and internationally as our Fuse® system becomes more widely adopted. We expect revenues to increase in 2014 from 2013 levels due to the commercialization of Fuse®, as well as a growing base of customers for our infection control and device products and our pathology services.

Cost of revenues

We have manufacturing facilities in Caesarea, Israel and Halstenbek, Germany and assemble products in the United States at our facilities in Alpharetta, Georgia and Reno, Nevada. Cost of revenues consist primarily of manufacturing, procurement and shipping, overhead costs, direct material costs and direct labor. A significant portion of our cost of revenues consists of manufacturing overhead costs. These overhead costs include the cost of quality assurance, material procurement, inventory control, warehousing and shipment, facilities, equipment and operations supervision and management. Cost of revenues also includes depreciation expense for production equipment and certain direct costs such as shipping costs. Due to our relatively low production volumes compared to our available manufacturing capacity, currently a large portion of our Fuse® unit product cost consists of manufacturing overhead expense. We expect cost of revenues to decrease as a percentage of net revenues in the future as our per-unit manufacturing costs decline due to greater absorption of our fixed manufacturing costs over an increase in units produced. In addition, we expect our direct materials and direct labor costs to also decline with higher sales and production volumes as we are able to negotiate more favorable pricing from component suppliers and introduce design programs to reduce the number and complexity of parts.

Gross profit

We calculate gross profit as net revenues less cost of revenues. Our gross profit has been and will continue to be affected by a variety of factors, including production volumes, manufacturing costs, product reliability and production yields, and the implementation over time of cost-reduction strategies. We expect our gross profit to increase over time as our production volume increases and as we spread the fixed portion of our manufacturing overhead costs over a larger number of units produced, thereby significantly reducing our per unit manufacturing costs. However, our gross profit will likely continue to fluctuate from quarter to quarter.

Research and development

We have 39 research and development, or R&D, employees located in Israel, the United States and Germany who are exclusively focused on the GI industry. R&D expenses consist primarily of engineering, product development, clinical and regulatory affairs, consulting services, materials, depreciation and other costs associated with our products under development, patent related costs, and start-up manufacturing costs and R&D activities associated with our core technologies and processes. We expense all R&D costs as incurred. In 2013, R&D expenses included $5.7 million of labor and overhead costs associated with certain engineering activities required to advance the design of the Fuse® product for manufacture. For the nine months ended September 30, 2013 and 2014, start-up manufacturing costs of $3.6 million and $2.6 million, respectively, were included in R&D expense.

We expect the amount of our R&D expense to increase as we continue to innovate and introduce new products and technologies addressing the evolving needs of the GI caregiver. However, we anticipate that our R&D costs will decrease as a percentage of net revenues over time if we are successful growing the sales of our products.

Sales and marketing

We employ a team of over 100 experienced sales and marketing professionals in the United States and Germany. In international markets, we sell through over 25 distributors and employ a team of over 10 experienced sales and marketing representatives in Germany who together serve our markets in Europe, the Middle East, Latin America and Asia. Sales and marketing expense consists primarily of salaries, employee benefits, commissions and bonuses and related costs for personnel in sales and marketing. In addition, sales and marketing expense includes marketing and promotional activities, trade shows, travel expenses and professional fees for consulting services. We expect the amount of sales and marketing expense to increase as we expand our sales force and marketing activities to support the commercialization of Fuse® and further sales of our other products. The timing of these increased expenditures are dependent upon the commercial success of Fuse® and sales growth of our other products, as well as the timing of any new product launches and the hiring of additional sales people. We expect sales and marketing expense as a percentage of net revenue to decline over time if we are able to increase the sales of our products.

General and administrative

General and administrative expense, or G&A, consists primarily of salaries, employee benefits, bonuses, and related costs for personnel who support our general operations such as executive management, legal, information technology, financial accounting and human resource functions. Beginning in 2013, our G&A expense included the effect of a 2.3% excise tax on the sale of medical devices in the United States. As of September 30, 2014, we had 56 full-time general and administrative personnel supporting our operations. We expect the amount of G&A expenses to continue to increase for the foreseeable future as we employ additional personnel and incur additional legal, accounting, insurance and other professional service fees associated with being a public company. For the foreseeable future, we expect G&A expenses to continue to decrease as a percentage of net revenue if we are successful in growing the sales of our products.

Amortization of intangible assets

Amortization of intangible assets consists primarily of amortization expense related to separately identified intangible assets including developed technology, customer relationships and other assets acquired as a result of the acquisitions of Peer Medical and RMS in January 2013. The value of the intangible assets acquired in the Peer Medical and RMS transactions was $23.7 million and $1.9 million, respectively. The amortization of intangibles is expected to decline over time based on the useful lives of each identified intangible asset.

Other income (expense)

Other income (expense) primarily consists of foreign currency transaction gains and losses on transactions denominated in currencies other than the functional currency of the Company. Our foreign currency transaction gains and losses primarily relate to foreign currency denominated cash, liabilities and intercompany receivables and payables. Other income (expense) also includes interest expense which consists primarily of interest payments made pursuant to our amended Senior Secured Credit Facility entered into on September 9, 2013 with Silicon Valley Bank (which we refer to as our Senior Secured Credit Facility) and the growth capital loan facility entered into on February 18, 2014 with Triple Point Capital (which we refer to as our Growth Capital Facility). Our interest expense will fluctuate in future periods to the extent we incur additional, or pay down, indebtedness. In the event of prepayment of the Growth Capital Facility prior to its maturity in February 2018, a prepayment penalty and the end of term fee will be due, which total $1.6 million at September 30, 2014 and increase to $3.2 million as the facility reaches maturity.

Income taxes

Income tax expense (benefit) consists primarily of income taxes in foreign jurisdictions in which we conduct business. We maintain a full valuation allowance for deferred tax assets including net operating loss

73

carryforwards and research and development credits and other tax credits. We are taxed at the rates applicable within each jurisdiction in which we operate and/or generate revenue. The composite income tax rate, tax provisions, deferred tax assets and deferred tax liabilities will vary according to the jurisdiction in which profits arise. Tax laws are complex and subject to different interpretations by management and the respective governmental taxing authorities, and require us to exercise judgment in determining our income tax provision, our deferred tax assets and liabilities and the valuation allowance recorded against our net deferred tax assets. Deferred tax assets and liabilities are determined using the enacted tax rates in effect for the years in which those tax assets are expected to be realized. A valuation allowance is established when it is more likely than not that the future realization of all or some of the deferred tax assets will not be achieved.

Significant trends and uncertainties impacting our business

The global GI endoscopy market has been growing as a result of:

- increased governmental and payor focus on colorectal cancer screening, prevention and treatment of colorectal cancer and other GI conditions;

- an aging global population; and

- changing dietary habits.

Nonetheless, we face a number of challenges and uncertainties, including:

- lack of experience that GI customers have with our products (and our Fuse® system in particular) and their concerns that we are relatively new to the business of designing and manufacturing endoscopy systems;

- concerns that our competitors have greater financial and other resources than our company;

- entrenched relationships that our competitors have with potential customers and their competitive response and negative selling efforts against us; and

- reluctance by GI caregivers to change or to use new products and services for established procedures.

Results of operations

Nine months ended September 30, 2013 compared to nine months ended September 30, 2014

The following tables set forth amounts from our unaudited condensed consolidated financial statements along with the percentage changes for the nine months ended September 30, 2013 and September 30, 2014 (dollars in thousands):

| | Nine months ended | | | |
	September 30, 2013	September 30, 2014	Increase/ (decrease)	
Net revenues:				
GI equipment and supplies	$ 27,238	$ 33,648	$ 6,410	23.5%
GI pathology services	8,981	9,449	468	5.2%
Net revenues	36,219	43,097	6,878	19.0%
Cost of revenues:				
GI equipment and supplies	14,418	21,665	7,247	50.3%
GI pathology services	3,125	3,956	831	26.6%
Cost of revenues	17,543	25,621	8,078	46.0%
Gross profit	18,676	17,476	(1,200)	(6.4)%
Operating Expenses:				
Research and development	12,036	14,907	2,871	23.9%
Sales and marketing	12,610	18,949	6,339	50.3%
General and administrative	8,128	14,855	6,727	82.8%
Amortization of intangible assets	3,360	3,179	(181)	(5.4)%
Operating expenses	36,134	51,890	15,756	43.6%
Operating loss	(17,458)	(34,414)	(16,956)	97.1%
Other income (expense)	(42)	(3,550)	(3,508)	
Net loss before income taxes	(17,500)	(37,964)	(20,464)	
Income tax (benefit) expense	(1,113)	648	1,761	
Net loss	$(16,387)	$(38,612)	$(22,225)	

Net revenues. Net revenues for GI equipment and supplies were $27.2 million for the nine months ended September 30, 2013 compared to $33.6 million for the nine months ended September 30, 2014, an increase of $6.4 million or 23.5%. Net revenues for GI pathology services were $9.0 million for the nine months ended September 30, 2013 compared to $9.4 million for the nine months ended September 30, 2014, an increase of $0.5 million or 5.2%. The growth in net revenues for GI equipment was primarily attributable to a 74.4% increase in sales for our imaging products, including sales of our new Fuse® system starting in the fourth quarter of 2013, and an 11.8% increase in sales for our single-use therapeutic devices and infection control products across a wider customer base. GI pathology revenue growth was influenced by the implementation of reimbursement cuts by payors at the beginning of both 2013 and 2014.

Cost of revenues. Cost of revenues for GI equipment and supplies were $14.4 million for the nine months ended September 30, 2013 compared to $21.7 million for the nine months ended September 30, 2014, an increase of $7.2 million, or 50.3%. Cost of revenues for GI pathology services were $3.1 million for the nine months ended September 30, 2013 compared to $4.0 million for the nine months ended September 30, 2014, an increase of $0.8 million, or 26.6%. As a percentage of GI equipment and supplies revenues, cost of revenues for GI equipment and supplies were 52.9% for the nine months ended September 30, 2013 compared to 64.4% for the nine months ended September 30, 2014. As a percentage of GI pathology services revenues, cost of revenues for GI pathology services were 34.8% for the nine months ended September 30, 2013 compared to 41.9% for the nine months ended September 30, 2014. The increase in GI equipment and supplies costs is due to the launch of Fuse® and the initially lower gross margin of Fuse® during the ramp up of global manufacturing operations activities prior to achieving significant sales of Fuse®. As we increase sales of Fuse® in the future, our cost of revenues for GI equipment and supplies will be higher as a percentage of GI equipment and supplies revenue in the near-term until certain sales volumes and economies of scale in our manufacturing operations are reached. The increase in GI pathology costs relates to an increase in volume of diagnostic tests performed as well as the timing of expenditures to increase our general scale of operations, including additional personnel. Additionally, GI pathology costs as a percentage of revenue increased during the nine months ended September 30, 2014 due to reimbursement cuts from payors in 2013 and 2014.

As we increase sales of Fuse® in the future, we expect cost of revenues to decrease as a percentage of net revenues as our per-unit manufacturing costs decline from the absorption of fixed manufacturing costs over higher production units as well as the introduction of design and sourcing programs to reduce the cost of direct materials. However, in 2015 we expect that cost of revenues as a percentage of net revenues may increase due to the launch of Fuse® and the continuing need to scale up manufacturing activities and costs prior to achieving the expected level of revenues. Our ability to achieve this goal to decrease cost of revenues as a percentage of revenues is dependent upon the reliability of our products and the widespread acceptance of Fuse®.

Gross profit. Gross profit was $18.7 million for the nine months ended September 30, 2013 compared to $17.5 million for the nine months ended September 30, 2014, a decrease of $1.2 million, or 6.4%, for the reasons discussed above.

Research and development. Research and development expense was $12.0 million for the nine months ended September 30, 2013 compared to $14.9 million for the nine months ended September 30, 2014, an increase of $2.9 million, or 23.9%. The increase in spending is attributable to our continued development of Fuse®. Research and development expense for the nine months ended September 30, 2013 and 2014 includes $3.6 million and $2.6 million, respectively, of labor and overhead costs associated with certain engineering activities required to advance the design of Fuse® for manufacture.

Sales and marketing. Sales and marketing expense was $12.6 million for the nine months ended September 30, 2013, compared to $18.9 million for the nine months ended September 30, 2014, an increase of $6.3 million, or 50.3%. The increase was due to the expansion of our sales and marketing team, the depreciation expense on equipment used in demonstrations to prospective customers, increased marketing and promotional activities, such as trade shows, costs to support an expanded number of international distributors of our products and a higher level of general activities supporting the commercialization of Fuse®. The primary drivers of the increase were additional depreciation expense of $1.8 million on demonstration equipment deployed to the sales force and an increase of $3.5 million in employee-related expenses of our sales and marketing organization. As a percentage of net revenues, sales and marketing expense was 34.8% for the nine months ended September 30, 2013 compared to 44.0% for the nine months ended September 30, 2014.

General and administrative. General and administrative expense was $8.1 million for the nine months ended September 30, 2013, compared to $14.9 million for the nine months ended September 30, 2014, an increase of $6.7 million, or 82.8%. The increase was due primarily to higher headcount as we invested in our infrastructure and systems and added personnel to support the growth of the company and commercialization of Fuse® as well as a $0.3 million increase in excise taxes on the domestic sales of medical devices. As a percentage of net revenues, general and administrative expense was 22.4% for the nine months ended September 30, 2013 compared to 34.5% for the nine months ended September 30, 2014.

Amortization of intangible assets. Amortization of intangible assets was $3.4 million for the nine months ended September 30, 2013, compared to $3.2 million for the nine months ended September 30, 2014. The decrease of $0.2 million is related to changes in foreign currency exchange rates.

Other income (expense). For the nine months ended September 30, 2013 and September 30, 2014, other income and expense was as follows (dollars in thousands):

	Nine months ended	
	September 30, 2013	September 30, 2014
Other income (expense)	$ 2	$(1,310)
Interest expense	(75)	(2,240)
Interest income	31	—
Other income (expense)	$(42)	$(3,550)

The increase in other expense of $3.5 million for the nine months ended September 30, 2013 as compared to the nine months ended September 30, 2014 was primarily due to foreign currency losses of $1.3 million in 2014 as compared to foreign currency gains in 2013 and an increase in interest expense of $2.2 million for borrowings under the Growth Capital Facility as compared to immaterial interest expense in 2013. The foreign currency loss in 2014 relates primarily to the impact of revaluing certain of our intercompany receivables and payables between our U.S., German and Israeli subsidiaries as a result of changes in the Euro and Shekel to U.S. dollar exchange rates.

Income tax (benefit) expense. Income tax benefit was $1.1 million for the nine months ended September 30, 2013 compared to income tax expense of $0.6 million for the nine months ended September 30, 2014, an increase of $1.8 million. The increase was due to income taxes on foreign subsidiary earnings during the year.

Net loss. Net loss increased from $16.4 million for the nine months ended September 30, 2013 to $38.6 million for the nine months ended September 30, 2014 for the reasons discussed above, in particular the overall increase in operating expenses.

Year ended December 31, 2012 compared to the year ended December 31, 2013

The following table sets forth amounts from our consolidated statements of operations along with the percentage change for years ended December 31, 2012 and 2013 (dollars in thousands):

	For the years ended December 31,		Increase/ (decrease)	
	2012	2013		
Net revenues:				
GI equipment and supplies	$25,249	$ 38,772	$ 13,523	53.6%
GI pathology services	8,968	12,119	3,151	35.1%
Net revenues	34,217	50,891	16,674	48.7%
Cost of revenues:				
GI equipment and supplies	13,101	21,502	8,401	64.1%
GI pathology services	4,024	4,390	366	9.1%
Cost of revenues	17,125	25,892	8,767	51.2%
Gross profit	17,092	24,999	7,907	46.3%
Operating expenses:				
Research and development	1,683	16,617	14,934	887.3%
Sales and marketing	11,465	18,148	6,683	58.3%
General and administrative	4,921	11,355	6,434	130.7%
Amortization of intangible assets	13	4,578	4,565	—
Operating expenses	18,082	50,698	32,616	180.4%
Operating loss	(990)	(25,699)	(24,709)	—
Other income (expense)	(211)	223	434	
Net loss before income taxes	(1,201)	(25,476)	(24,275)	
Income tax benefit	—	(1,558)	(1,558)	
Net loss	$ (1,201)	$(23,918)	$(22,717)	

Net revenues. Net revenues for GI equipment and supplies were $25.2 million for the year ended December 31, 2012 compared to $38.8 million for the year ended December 31, 2013, an increase of $13.5 million or 53.6%. Net revenues for GI pathology services were $9.0 million for the year ended December 31, 2012 compared to $12.1 million for the year ended December 31, 2013, an increase of $3.2 million or 35.1%. The growth in net revenues in GI equipment and supplies and GI pathology services was attributable to increased demand for our imaging and infection control products and diagnostics services from a growing customer base.

Cost of revenues. Cost of revenues for GI equipment and supplies were $13.1 million for the year ended December 31, 2012 compared to $21.5 million for the year ended December 31, 2013, an increase of $8.4 million, or 64.1%, due to higher sales volumes. Cost of revenues for GI pathology services were $4.0 million for the year ended December 31, 2012 compared to $4.4 million for the year ended December 31, 2013, an increase of $0.4 million or 9.1%. As a percentage of GI equipment and supplies revenues, cost of revenues for GI equipment and supplies were 51.9% for the year ended December 31, 2012 compared to 55.5% for the year ended December 31, 2013, as a result of the change in product mix and initial costs associated with the commercialization of Fuse® in December 2013. As a percentage of GI pathology services revenues, cost of revenues for GI pathology services were 44.9% for the year ended December 31, 2012 compared to 36.2% for the year ended December 31, 2013 as a result of our increasing scale of operation in pathology services.

Gross profit. Gross profit was $17.1 million for the year ended December 31, 2012 compared to $25.0 million for the year ended December 31, 2013, an increase of $7.9 million or 46.3% for the reasons discussed above.

Research and development. Research and development expense was $1.7 million for the year ended December 31, 2012 compared to $16.6 million for the year ended December 31, 2013, an increase of $14.9 million, or 887.3%. The increase in spending was solely due to the acquisition of Peer Medical in January 2013 and the subsequent continued development costs for Fuse®. Research and development expense for the year ended December 31, 2013 includes $5.7 million of labor and overhead costs associated with certain engineering activities required to advance the design of Fuse® for manufacture.

Sales and marketing. Sales and marketing expense was $11.5 million for the year ended December 31, 2012 compared to $18.1 million for the year ended December 31, 2013, an increase of $6.7 million, or 58.3%. The increase was due to the expansion of our sales and marketing team, the cost of demonstration supplies and depreciation on equipment used in demonstrations to prospective customers, increased marketing and promotional activities, trade show costs, costs to support an expanded number of international distributors of our products and a higher level of general activities supporting the commercialization of Fuse®. The primary driver of the increase was employee-related expenses of our sales and marketing organizations, which increased $5.1 million. As a percentage of net revenues, sales and marketing expense was 33.5% for the year ended December 31, 2012 compared to 35.7% for the year ended December 31, 2013.

General and administrative. General and administrative expense was $4.9 million for the year ended December 31, 2012 compared to $11.4 million for the year ended December 31, 2013, an increase of $6.4 million, or 130.7%. The increase was due to salary and benefit costs attributable to our increase in headcount as a result of the Peer Medical and RMS acquisitions and our organic growth, as well as a $0.5 million increase in excise taxes on the domestic sales of medical devices. As a percentage of net revenues, general and administrative expense was 14.4% for the year ended December 31, 2012 compared to 22.3% for the year ended December 31, 2013.

Amortization of intangible assets. Amortization of intangible assets was immaterial for the year ended December 31, 2012 as compared to $4.6 million for the year ended December 31, 2013, an increase of $4.6 million. The increase was due to the acquisition of Peer Medical and RMS in January 2013 and the subsequent amortization of intangible assets arising from those acquisitions.

Other income (expense). For the years ended December 31, 2012 and 2013, other income and expenses were as follows (dollars in thousands):

	For the years ended December 31,	
	2012	**2013**
Other income (expense)	$ (3)	$ 296
Interest expense	(208)	(104)
Interest income	—	31
Other income (expense)	$(211)	$ 223

The increase in other income of $0.4 million from the year ended December 31, 2012 as compared to the year ended December 31, 2013 was primarily due to foreign currency transaction gains in 2013 related to our new foreign subsidiaries. The decrease in interest expense of $0.1 million from the year ended December 31, 2012 to the year ended December 31, 2013 was due to higher cash balances after a sale of equity securities on January 4, 2013 which financed the acquisitions of Peer Medical and RMS.

Income tax benefit. Income tax benefit was nil for the year ended December 31, 2012 compared to $1.6 million for the year ended December 31, 2013. The increase was due to the realization of a tax benefit on losses generated in our foreign subsidiaries in 2013.

Net loss. Net loss increased from $1.2 million for the year ended December 31, 2012 to $23.9 million for the year ended December 31, 2013, for the reasons discussed above, in particular, the overall increase in operating expenses due to the development and commercialization of Fuse®.

Quarterly results of operations

The following table sets forth selected unaudited quarterly statements of operations data for our last seven completed fiscal quarters. The information for each of these quarters has been prepared on the same basis as the consolidated financial statements appearing elsewhere in this prospectus and, in the opinion of management, includes all adjustments necessary for their fair presentation of the results of operations for these periods. The quarterly results of operations presented should be read in conjunction with our consolidated financial statements and related notes appearing elsewhere in this prospectus, and are not necessarily indicative of our operating results for any future period.

	2013				2014		
	March 31	June 30	September 30	December 31	March 31	June 30	September 30
	(dollars in thousands)						
Net revenues:							
GI equipment and supplies	$ 8,193	$ 9,126	$ 9,919	$11,534	$ 10,908	$ 12,017	$ 10,723
GI pathology services	2,808	2,994	3,179	3,138	2,939	3,064	3,446
Net revenues ...	11,001	12,120	13,098	14,672	13,847	15,081	14,169
Cost of revenues:							
GI equipment and supplies	4,126	4,733	5,559	7,085	6,146	8,397	7,122
GI pathology services	934	1,045	1,146	1,264	1,307	1,393	1,256
Cost of revenues	5,060	5,778	6,705	8,349	7,453	9,790	8,378
Gross profit ...	5,941	6,342	6,393	6,323	6,394	5,291	5,791
Operating Expenses:							
Research and development ...	3,543	4,187	4,306	4,581	4,035	5,402	5,470
Sales and marketing	3,346	4,269	4,995	5,538	6,201	6,461	6,287
General and administrative ..	2,278	2,785	3,065	3,227	5,123	4,806	4,926
Amortization of intangible assets	1,116	1,127	1,117	1,218	1,173	1,188	818
Operating expenses	10,283	12,368	13,483	14,564	16,532	17,857	17,501
Operating loss	(4,342)	(6,026)	(7,090)	(8,241)	(10,138)	(12,566)	(11,710)
Other income (expense)							
Other income (expense)	(19)	40	(19)	294	(92)	(270)	(948)
Interest expense ..	(58)	(13)	(4)	(29)	(349)	(740)	(1,151)
Interest income ...	16	15	—	—	—	—	—
Other income (expense) ...	(61)	42	(23)	265	(441)	(1,010)	(2,099)
Net loss before income taxes	(4,403)	(5,984)	(7,113)	(7,976)	(10,579)	(13,576)	(13,809)
Income tax expense (benefit)	(356)	(256)	(501)	(445)	298	132	218
Net loss	$ (4,047)	$ (5,728)	$ (6,612)	$(7,531)	$(10,877)	$(13,708)	$(14,027)

Seasonality and quarterly fluctuations

Our business is seasonal in nature. We have experienced and expect to continue to experience variability in our revenue and gross profit among quarters, as well as within each quarter, as a result of a number of factors, including adverse weather and by resetting of annual patient healthcare insurance plan deductibles, both of which may cause patients to delay elective procedures. Demand and timing for GI endoscopy procedures may be impacted by provider budgetary cycles and by the desire of patients to spend their remaining balances in flexible spending accounts or because they have met their annual deductibles under their health insurance plans. In addition, sale cycles for medical capital equipment such as our Fuse® system can be longer than other products, which may result in revenue variations caused by the timing of the receipt of customer orders or the shipment of our systems. In the third quarter, the number of GI endoscopy procedures nationwide is historically lower than other quarters throughout the year, which we believe is attributable to the summer vacations of GI specialists and their patients. Other factors that may cause variability in our results include: the number and mix of products sold in the quarter, the demand for, and pricing of, our products and the products of our competitors; the timing of or failure to obtain regulatory clearances or approvals for products; costs, benefits and timing of new product introductions; increased competition; the timing of the receipt of customer orders; changes in average selling prices; the availability and cost of components and materials; number of selling days, and fluctuations in foreign currency exchange rates.

Liquidity and capital resources

Overview

As of September 30, 2014, we had cash and cash equivalents of $4.0 million and an accumulated deficit of $(82.1) million, compared to cash and cash equivalents of $8.0 million and an accumulated deficit of $(43.5) million as of December 31, 2013. Based on the current operating plan, we expect that our cash on hand together with our borrowing availability and the anticipated funds from this offering will be sufficient to fund our operations until the middle of 2017.

In February 2014, we entered into the Growth Capital Facility with Triple Point Capital whereby we have up to $40.0 million in financing consisting of a $20.0 million loan, a $10.0 million credit facility which may be drawn on or before February 17, 2015, and an additional $10.0 million credit facility which may be drawn on or before August 17, 2015. In March 2014, the 2013 Silicon Valley Bank Senior Secured Credit Facility was amended and the credit facility was reduced from $15.0 million to $10.0 million in connection with the closing of the $40.0 million Growth Capital Facility. As of September 30, 2014, there was $40.0 million outstanding under the Growth Capital Facility and $3.8 million outstanding on the Senior Secured Credit Facility. The Growth Capital Facility and the Senior Secured Credit Facility are discussed below under the caption "Indebtedness."

On October 30, 2014, we issued approximately $25.9 million of Class A units to existing members and certain of their affiliates to meet working capital needs. Part of these proceeds was used to pay off the outstanding balance on the Senior Secured Facility, which remains fully available.

Our liquidity position and capital requirements may be impacted by a number of factors, including the following:

- our ability to generate revenues;

- fluctuations in gross margins, operating expenses and net loss; and

- fluctuations in working capital.

Our primary short-term capital needs, which are subject to change, include expenditures related to:

- support of our commercialization efforts related to Fuse®;

- expansion of our sales and marketing activities, including hiring new direct sales representatives;

- purchases of new product demonstration equipment;

- improvements in our manufacturing process, including the acquisition of equipment and other fixed assets; and

- payment of interest due under our Growth Capital Facility.

Based on our current forecasts and anticipated market conditions, we believe that the anticipated net proceeds of this offering, together with our borrowing availability under the Senior Secured Credit Facility and our current cash balances will be sufficient to fund our liquidity needs until the middle of 2017. We regularly evaluate our cash requirements for current operations, commitments, capital requirements and business development transactions, and we may elect to raise additional funds for these purposes in the future.

We may raise additional funds to finance future cash needs through public or private equity offerings, debt financings, receivables or royalty financings or corporate collaboration and licensing arrangements. The covenants under our credit facilities limit our ability to obtain additional debt financing. We cannot be certain that additional funding will be available on acceptable terms, or at all. Any failure to raise capital in the future could have a negative impact on our financial condition and our ability to pursue our business strategies.

If we raise additional funds by issuing equity securities or convertible debt, our stockholders will experience dilution. Debt financing, if available, would result in increased fixed payment obligations and may involve agreements that include covenants limiting or restricting our ability to take specific actions, such as incurring additional debt, making capital expenditures or declaring dividends. Any debt financing or additional equity that we raise may contain terms, such as liquidation and other preferences, which are not favorable to us or our stockholders. If we raise additional funds through collaboration and licensing arrangements with third parties, it may be necessary to relinquish valuable rights to our products, future revenue streams or product candidates or to grant licenses on terms that may not be favorable to us.

Cash flows

The following table provides a summary of our cash flows for the periods indicated (dollars in thousands):

	Nine months ended September 30,		Year ended December 31,	
	2013	2014	2012	2013
	(unaudited)			
Net cash used in operating activities	$(18,104)	$(33,586)	$(2,593)	$(25,409)
Net cash used in investing activities	(3,920)	(8,193)	(1,151)	(5,709)
Net cash provided by financing activities	32,876	37,752	3,426	38,783

Cash flows from operating activities

During the nine months ended September 30, 2013, net cash used in operating activities was $(18.1) million, consisting primarily of a net loss of $(16.4) million and an increase in net operating assets of $5.5 million, offset by non-cash charges of $3.8 million. The cash used in operations was primarily due to the ongoing commercialization of Fuse® and the expansion of our infrastructure in sales and marketing, research and development, operations and manufacturing supply chain. The increase in net operating assets was primarily due to increases in inventory and accounts receivable to support the growth of our operations, partially offset by increases in accounts payable, accrued liabilities and other liabilities as we expanded our operations. The non-cash charges primarily consisted of depreciation and amortization expense offset by deferred income taxes.

During the nine months ended September 30, 2014, net cash used in operating activities was $(33.6) million, consisting primarily of a net loss of $(38.6) million and an increase in net operating assets of $2.5 million, offset by non-cash charges of $7.5 million. The cash used in operations was primarily due to the ongoing commercialization of Fuse® and the expansion of our infrastructure in sales and marketing, research and development and manufacturing supply chain. The increase in net operating assets was primarily due to increases in inventory and other assets to support the growth of our operations. The non-cash charges primarily consisted of depreciation and amortization expense.

Net cash used in operating activities for the year ended December 31, 2012 was $(2.6) million, consisting primarily of a net loss of $(1.2) million and an increase in net operating assets of $2.8 million, offset by non-cash charges of $1.4 million. The cash used in operations was primarily due to our sales growth and product adoption. The increase in net operating assets was primarily due to increases in inventory and accounts receivable to support the growth of our sales force, partially offset by increases in accounts payable, accrued liabilities and other liabilities as we expanded our sales force and product portfolio. The non-cash charges primarily consisted of depreciation and amortization expense and the provision for bad debt.

Net cash used in operating activities for the year ended December 31, 2013 was $(25.4) million, consisting primarily of a net loss of $(23.9) million and an increase in net operating assets of $7.0 million, offset by non-cash charges of $5.5 million. The cash used in operations was primarily due to the ongoing commercialization of Fuse® and the expansion of our infrastructure in sales and marketing, research and development, operations, manufacturing and supply chain. The increase in net operating assets was primarily due to increases in inventory and accounts receivable to support the growth of our operations, partially offset by increases in accounts payable, accrued liabilities and other liabilities as we expanded our operations. The non-cash charges primarily consisted of depreciation and amortization expense offset by deferred income taxes.

Cash flows from investing activities

For the nine months ended September 30, 2013, net cash used in investing activities was $(3.9) million, consisting of capital expenditures of $3.2 million and $0.7 million of payments for acquisitions, net of cash acquired. During the nine months ended September 30, 2014, net cash used in investing activities was $(8.2) million consisting of capital expenditures. Capital expenditures made during these periods were primarily for Fuse® demonstration equipment and facility expansions.

Net cash used in investing activities for the year ended December 31, 2012 was $(1.2) million consisting of capital expenditures of $0.7 million and $0.5 million of payments for acquisitions, net of cash acquired. Net cash used in investing activities for the year ended December 31, 2013 was $(5.7) million consisting of capital expenditures of $5.0 million and $0.7 million of payments for acquisitions, net of cash acquired.

Cash flows from financing activities

During the nine months ended September 30, 2013, net cash provided by financing activities was $32.9 million, consisting of proceeds from the issuance of member units of $42.1 million, offset by repayments on the Senior Secured Credit Facility of $3.8 million, member distributions of $3.9 million, contingent consideration payments of $1.0 million and capital lease payments of $0.5 million. For the nine months ended September 30, 2014, net cash provided by financing activities was $37.8 million, consisting primarily of the execution and drawdown of cash of $40.0 million under our Growth Capital Facility offset by payments on the Senior Secured Credit Facility and capital leases of $2.2 million.

Net cash provided by financing activities for the year ended December 31, 2012 was $3.4 million, consisting primarily of $3.3 million of net borrowings on the line of credit and $0.3 million of net borrowings on the term loan, offset by $0.2 million of capital lease payments.

Net cash provided by financing activities for the year ended December 31, 2013 was $38.8 million, consisting primarily of proceeds from the issuance of member units of $42.1 million and $2.2 million of net borrowings on the line of credit, offset by member distributions of $3.9 million, contingent consideration payments of $1.0 million, capital lease payments of $0.5 million and payment of financing fees of $0.1 million.

Indebtedness

Triple Point Growth Capital Facility

In February 2014, we executed a Growth Capital Facility with Triple Point, providing us with access to $40.0 million. This financing consists of three secured facilities, including a $20.0 million loan, a $10.0 million facility which may be drawn on or before February 17, 2015 and an additional $10.0 million facility which may be drawn on or before August 17, 2015. As of September 30, 2014, we have drawn the full $40.0 million of available debt under this arrangement. Interest accrues on all three facilities at a rate of prime plus 8.50%. All three facilities mature on February 28, 2018. The Growth Capital Facility includes affirmative and negative covenants, including covenants restricting, among other things, indebtedness, investments, liens, dispositions of assets, restricted payments, consolidations and mergers, the amount of senior debt outstanding and transactions with affiliates. We granted warrants to purchase Class A units to Triple Point in connection with our entry into the Growth Capital Facility. As of September 30, 2014, 1,263,444 were issued and outstanding. These warrants will convert into warrants to purchase shares of our common stock in connection with this offering. For additional information see "Corporate conversion" and "Pricing sensitivity analysis." As of September 30, 2014 we were in compliance with all of the covenants in the Growth Capital Facility.

Silicon Valley Bank Senior Secured Credit Facility

In September 2013, we executed a Senior Secured Credit Facility with Silicon Valley Bank, which was amended in each of March 2014, July 2014 and December 2014. The Senior Secured Credit Facility, as amended, provides for $10.0 million of borrowing availability and bears interest at the "prime rate" plus 1.50%-2.50%. The amended Senior Secured Credit Facility contains affirmative covenants, including financial covenants requiring a minimum level of liquidity and revenue, measured on a quarterly basis. We failed to comply with certain of these covenants for the three months ended September 30, 2014. In December 2014, we entered into a modification and waiver agreement with Silicon Valley Bank, which waived testing of certain of these covenants for the three months ended September 30, 2014 and revised our financial covenants for periods after September 30, 2014. The amended Senior Secured Credit Facility also contains a number of negative covenants restricting, among other things, dispositions of assets, changes in business, management, ownership or business locations, mergers or acquisitions, indebtedness, encumbrances, maintenance of collateral accounts, distributions and investments, transactions with affiliates, and obligations related to subordinated debt and compliance. As of September 30, 2014, the balance on the Senior Credit Facility was $3.8 million, which was paid off in November 2014.

Contractual obligations and commitments

The following table summarizes our expected material contractual payment obligations as of December 31, 2013 (dollars in thousands):

	Payments due by period				
	Total	**Less than 1 Year**	**1-3 Years**	**3-5 Years**	**More than 5 Years**
Line of credit	$6,000	$6,000	$ —	$—	$—
Operating leases	3,904	966	1,949	989	—
Capital leases	58	58	—	—	—
Total	$9,962	$7,024	$1,949	$989	$—

Off-balance sheet arrangements

We do not have any off-balance sheet arrangements.

Quantitative and qualitative disclosures about market risk

Interest rate risk

Our primary exposure to market risk relates to changes in interest rates on our debt. Our Growth Capital Facility bears interest at prime, plus 8.50%. As of September 30, 2014 we had $40.0 million outstanding under the Growth Capital Facility with an interest rate of 11.75%. Our Senior Secured Credit Facility bears interest at prime plus 1.50%-2.50%. As of September 30, 2014, we had $3.8 million outstanding under our Senior Secured Credit Facility with an interest rate of 5.75%, which was subsequently repaid in November 2014. For the nine months ended September 30, 2014, if market interest rates had increased or decreased by 100 basis points, the change in interest expense would have been immaterial to our consolidated financial statements.

Foreign currency risk

A portion of our operating expenses are incurred outside the United States, are denominated in foreign currencies and are subject to fluctuations due to changes in foreign currency exchange rates, particularly changes in the Euro and the Israeli Shekel. In 2013 and 2014, approximately 6.2% and 6.8%, respectively, of our sales were denominated in foreign currencies and approximately 30.4% and 27.5%, respectively, of our purchases were denominated in foreign currencies. Additionally, fluctuations in foreign currency exchange rates may cause us to recognize transaction gains and losses in our statements of comprehensive loss. To date, foreign currency transaction realized gains and losses have not been material to our consolidated financial statements, and we have not engaged in any foreign currency hedging transactions. As our international operations grow, we will continue to reassess our approach to managing the risks relating to fluctuations in currency rates.

Inflation risk

Inflation generally affects us by increasing our cost of labor and manufacturing and other costs. We do not believe that inflation had a material effect on our business, financial condition or results of operations during the years ended December 31, 2012 and 2013 or the nine months ended September 30, 2013 and 2014.

Critical accounting policies

Revenue recognition

We generate revenue primarily from the sales of GI products and services, including pathology services and endoscope repair services.

We recognize revenue when all of the following conditions are satisfied: (1) there is persuasive evidence of an arrangement; (2) the product has shipped to the customer or services have been performed; (3) the arrangement consideration is fixed or determinable; and (4) collectability is reasonably assured. GI pathology service revenue is recognized as services are performed, net of estimated reimbursement adjustments by payors. These adjustments include contractual write-downs under health insurance contracts, rebates for billing errors and out of network charges. These estimates are based on the terms of contracts with health insurance payors and historical collections experience. Revenue from endoscope repair services, included in GI equipment and supplies revenue, are recognized ratably over the life of the contract. Deferred revenue is recognized for the unearned portion of the repair contracts. Our policy is to classify shipping and handling costs billed to customers as revenues and the related expenses as costs of revenues.

Accounts receivable and allowance for doubtful accounts

Trade accounts receivable are stated at the amount we expect to collect. Management considers the following factors when determining the collectability of specific customer accounts: customer creditworthiness, past transaction history with the customer, current economic industry trends and changes in customer payment terms. For the years ended December 31, 2012 and 2013, no customers accounted for greater than 10% of revenues or accounts receivable.

Inventories

Inventories consist primarily of equipment, devices and GI procedure support products. Inventories are valued at lower of cost or market value. Cost includes all purchase, conversion and other direct and indirect expenditures incurred in bringing the inventory to its existing condition and location. Wages and other related benefit costs of employees directly attributable to the production process and an allocated portion of other indirect production expenses (overhead) are included in inventory costs. Overhead expenses include both fixed and variable expenses which are allocated to inventory produced on a systematic basis. Cost is determined using the weighted average method. We regularly review inventory quantities in consideration of projected future demand, product life cycles, design changes and remaining shelf life to record a provision for excess and obsolete inventory when appropriate.

Goodwill, intangible assets and long-lived assets

Goodwill represents the cost in excess of the fair value of the identifiable net assets from the businesses that we acquire. We evaluate goodwill for impairment on an annual basis or more frequently if facts and circumstances warrant a review. We apply a quantitative impairment analysis using the two step method. Under the first step, the fair value of the reporting unit is compared with its carrying value (including goodwill). If the fair value of the reporting unit is less than its carrying value, we will recognize the amount of the impairment loss for any excess carrying amount of the reporting unit's goodwill over the implied fair value of that goodwill. The implied fair value of goodwill is determined by allocating the fair value of the reporting unit in a manner similar to a purchase price allocation and the residual fair value after this allocation is the implied fair value of the reporting unit goodwill.

Intangible assets consist primarily of customer relationships, developed technology, and other assets. Finite-lived intangible assets are amortized on a straight-line basis over their estimated useful lives. Finite-lived intangible assets are tested for impairment upon the occurrence of certain triggering events.

Stock-based compensation

We recognize stock-based compensation expense for stock option awards provided to our employees. We measure stock-based compensation cost at grant date based on the estimated fair value of the award and recognize the service-based cost on a straight-line basis (net of estimated forfeitures) over the employee's vesting period. The compensation expense with respect to liquidity event based awards is recognized if we believe it is probable that the liquidity event will be achieved. We reassess the probability of the achievement of the liquidity event at each reporting period, and adjust the compensation expense for subsequent changes in the estimate or actual outcome. Assuming the successful completion of this offering, we expect to have a non-cash charge in the quarter the offering is closed of approximately $5.7 million for previously unrecognized stock based compensation expense related to the vested portion of our incentive units. Our incentive units vest over a four year period and contain a minimum valuation threshold that must be met upon a liquidity event before the participant is entitled to a distribution on the units. The liquidity event is considered a performance condition. Of the $5.7 million, $0.1 million, $0.3 million, $1.2 million and $4.1 million will be recorded in cost of revenues, research and development, sales and marketing and general and administrative, respectively. Based on the estimated fair value of historical grants (net of estimated forfeitures) and assuming the successful completion of this offering, future non-cash stock based compensation expense as of June 30, 2015 is expected to be as follows (dollars in thousands):

	Total	Cost of revenue	Research & development	Sales & marketing	General & administrative
2015 (remaining)	$1,303	$ 30	$ 64	$247	$ 961
2016	2,605	60	127	495	1,923
2017	750	44	33	63	610
2018	101	2	1	5	94
Total	$4,759	$136	$225	$810	$3,588

If there are any modifications or cancellations of the underlying unvested securities, the company may be required to accelerate, increase or cancel any remaining unearned stock based compensation expense. Future stock-based compensation expense and unearned stock based compensation will increase to the extent that the company grants additional share-based payments.

The following tables summarize by class and grant date the number of options granted from inception through the date of this prospectus, as well as the associated per share exercise price and the estimated intrinsic value per share of our units on the grant date:

Class B options

Grant date	Number of units subject to options granted	Option exercise price	Intrinsic value per underlying unit at date of grant
11/17/07-12/31/07	100,000	$0.23	$—
1/1/08-8/11/08	1,294,500	$0.23	$—
1/1/09-12/16/09	680,285	$0.23	$—
2/5/10-9/22/10	519,000	$0.23	$—
3/9/11-6/30/11	301,000	$0.27	$—
1/24/12-3/1/12	738,819	$0.27	$—

Class C options

Grant date	Number of units subject to options granted	Option exercise price	Intrinsic value per underlying unit at date of grant
3/1/10-10/1/10	104,924	$ .00-1.00	$—
1/1/11-11/6/11	32,817	$1.00-5.00	$—
1/1/12-9/28/12	2,250	$ 1.00	$—

Incentive unit grants

Grant date	Number of incentive units granted
6/25/13-11/22/13	11,738,566
1/5/14-8/18/14	1,269,359

We estimate the fair value of each option award on the grant date using the Black-Scholes-Merton option-pricing model. The model requires the use of the following assumptions: the fair value of our units, an expected dividend yield, expected volatility, risk-free interest rate and expected term.

Fair value of our units. Due to the absence of an active market for our units before this offering, the fair value of our units for purposes of determining the fair value of incentive units was determined in good faith by our board, with the assistance and upon the recommendation of management, based on a number of objective and subjective factors consistent with the methodologies outlined in the American Institute of Certified Public Accountants Practice Aid, Valuation of Privately-Held-Company Equity Securities Issued as Compensation, or the AICPA Practice Aid, including:

- contemporaneous related party valuations of our common shares;

- the common shares underlying the award involved illiquid securities in a private company;

- our financial condition and operating results, including our projected results;

- the material risks related to our business;

- our stage of development and business strategy; and

- the likelihood of achieving a liquidity event for the holders of our common shares and options such as an initial public offering given prevailing market conditions.

Expected dividend yield. We have not paid and do not expect to pay dividends on our common stock; therefore, we use a zero percent dividend rate.

Expected volatility. Since there has been no public market for our common stock and lack of company specific historical volatility, we have determined the share price volatility for options granted based on an analysis of the volatility of a peer group of publicly traded companies. In evaluating similarity, we consider factors such as industry, stage of life cycle and size.

Risk-free interest rate. The risk-free interest rate is based on the U.S. Treasury yield in effect at the time of the grant for zero-coupon U.S. Treasury notes with remaining terms similar to the expected term of the options.

Expected term. The expected term represents the period that our option awards are expected to be outstanding. Because we do not have sufficient historical experience for determining the expected term, we have based our expected term on the simplified method available under GAAP, which utilizes the midpoint between the vesting date and the end of the contractual term.

Periodically, a contemporaneous valuation (within the meaning of such term under the AICPA Practice Aid) of our Class A common shares was performed by a third party to determine the fair value of our incentive units. At each grant date, the board considered whether any events or circumstances occurred between the date of the valuation and the date of the grant that would indicate a significant change in the fair value of our common shares during that period. For all of the contemporaneous valuations performed, two commonly accepted valuation approaches were applied to estimate our enterprise value: the guideline public company method and the guideline transactions method. These methods both select a valuation multiple from comparable public companies or transactions, making adjustments for our strengths and weaknesses relative to the selected companies and apply it to our operating data to determine an indication of our enterprise value. Our valuations utilized a multiple of Adjusted EBITDA to enterprise value of comparable companies and transactions, applied to our historical and prospective Adjusted EBITDA to arrive at an indication of the fair value. This metric was selected because we believe it is the most appropriate valuation of a company with our capital structure and is commonly used by investors and analysts within our industry.

Once we have determined an estimated fair value, we adjust that value for expected forfeitures to represent the value of the award that we expect to vest. We estimate forfeitures based on a historical analysis of our actual forfeiture experience. We recognize the expense on a straight-line basis over the requisite service period of the award. At the end of each period, we review the estimated forfeiture rate and, as applicable, make changes to the rate calculations to reflect new developments. Stock-based compensation cost is recorded in direct costs and selling, general and administrative in the consolidated statements of operations and comprehensive loss based on the employees' respective function.

There are significant judgments and estimates inherent in the determination of fair value. These judgments and estimates include determinations of an appropriate valuation method and the selection of appropriate inputs to be used in the valuation model. The use of alternative assumptions, including expected term, volatility, risk-free interest rate and dividend yield, could cause share-based compensation to differ significantly from what has been recorded in the past. Future share-based compensation cost will increase when we grant additional equity awards to employees. Modifications, cancellations or repurchases of awards may require us to accelerate any remaining unearned share-based compensation cost or incur additional cost.

JOBS Act

We qualify as an "emerging growth company" pursuant to the provisions of the JOBS Act. For as long as we are an "emerging growth company," we may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not "emerging growth companies," including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404(b) of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, reduced disclosure obligations relating to the presentation of financial statements in Management's Discussion and Analysis of Financial Condition and Results of Operations, exemptions from the requirements of holding advisory "say-on-pay" votes on executive compensation and shareholder advisory votes on golden parachute compensation. We have availed ourselves of the reduced reporting obligations and executive compensation disclosure in this prospectus, and expect to continue to avail ourselves of the reduced reporting obligations available to emerging growth companies in future filings.

In addition, an emerging growth company can delay its adoption of certain accounting standards until those standards would otherwise apply to private companies. However, we are choosing to "opt out" of such extended transition period, and as a result, we plan to comply with any new or revised accounting standards on the relevant dates on which non-emerging growth companies must adopt such standards. Section 107 of the JOBS Act provides that our decision to opt out of the extended transition period for complying with new or revised accounting standards is irrevocable.

Recently issued accounting pronouncements

In February 2013, the FASB issued guidance that requires preparers to report, in one place, information about reclassifications out of accumulated other comprehensive income and, if applicable, the effect of the reclassifications on the respective line items in the consolidated statements of operations and comprehensive (loss) income. The guidance is effective for fiscal years and interim periods beginning on or after December 15, 2012. The adoption did not have a material impact on our consolidated financial statements.

In March 2013, the FASB issued guidance specifying that a cumulative translation adjustment, or CTA, should be recognized into earnings when an entity ceases to have a controlling financial interest in a subsidiary or group of assets within a consolidated foreign entity and the sale or transfer results in the complete or substantially complete liquidation of the foreign entity. For sales of an equity method investment that is a foreign entity, a pro rata portion of CTA attributable to the investment would be recognized in earnings when the investment is sold. When an entity sells either a part or all of its investment in a consolidated foreign entity, CTA would be recognized in earnings only if the sale results in the parent no longer having a controlling financial interest in the foreign entity. In addition, CTA should be recognized in earnings in a business combination achieved in stages. The guidance is effective for fiscal years beginning after December 15, 2014.

In July 2013, the FASB issued Accounting Standards Update, or ASU, No. 2013-11, Income Taxes (Topic 740): Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Carryforward or Tax Credit Carryforward Exists. The ASU provides guidance regarding the presentation in the statement of financial position of an unrecognized tax benefit when a net operating loss carryforward or a tax credit carryforward exists. The ASU generally provides that an entity's unrecognized tax benefit, or a portion of its unrecognized tax benefit, should be presented in its financial statements as a reduction to a deferred tax asset for a net operating loss carryforward, a similar tax loss, or a tax credit carryforward. The ASU applies prospectively to all entities that have unrecognized tax benefits when a net operating loss carryforward, a similar tax loss or a tax credit carryforward exists at the reporting date, and is effective for fiscal years, and interim periods within those years, beginning after December 15, 2014. We do not plan to early adopt. We do not believe the adoption of this guidance will have a material impact on our consolidated financial statements.

On May 28, 2014, the FASB issued ASU No. 2014-09, Revenue from Contracts with Customers. ASU 2014-09 will eliminate transaction- and industry-specific revenue recognition guidance under current U.S. GAAP

89

and replace it with a principle based approach for determining revenue recognition. ASU 2014-09 will require that companies recognize revenue based on the value of transferred goods or services as they occur in the contract. The ASU also will require additional disclosure about the nature, amount, timing and uncertainty of revenue and cash flows arising from customer contracts, including significant judgments and changes in judgments and assets recognized from costs incurred to obtain or fulfill a contract. ASU 2014-09 is effective for reporting periods beginning after December 15, 2016, and early adoption is not permitted. Entities can transition to the standard either retrospectively or as a cumulative-effect adjustment as of the date of adoption. We are currently evaluating the impact of the adoption of this standard on our consolidated financial statements.

In August 2014, the FASB issued ASU No. 2014-15, Disclosure of Uncertainties about an Entity's Ability to Continue as a Going Concern. ASU 2014-15 will explicitly require management to assess an entity's ability to continue as a going concern at each annual and interim period. Related footnote disclosures will be required if conditions give rise to substantial doubt about an entity's ability to continue as a going concern within one year after the report issuance date. If conditions do not give rise to substantial doubt, no disclosures will be required specific to going concern uncertainties. The ASU defines substantial doubt using a likelihood threshold of "probable" similar to the current use of that term in U.S. GAAP for loss contingencies and provides example indicators. ASU 2014-15 is effective for reporting periods ending after December 15, 2016, and early adoption is permitted.

BUSINESS

Overview

We are a medical device company focused exclusively on designing and commercializing a platform of innovative products for gastrointestinal, or GI, caregivers. We currently serve over 2,500 GI departments that perform endoscopic procedures, which represent approximately one-third of the U.S. market. We offer a comprehensive range of products and services that span devices, infection control, diagnostics and imaging systems. In December 2013, we began limited commercialization of our Fuse® full spectrum endoscopy system, or Fuse®. Our Fuse® system enables GI specialists to see more than twice the anatomy at any one time compared to standard, forward-viewing colonoscopes and has been clinically demonstrated to detect 69% more pre-cancerous polyps than standard colonoscopes. We believe our commitment to continuing innovation and focus on GI specialists provides us with the unique capability to meet their evolving needs. We intend to leverage our broad product platform, established customer relationships, commercial infrastructure and Fuse® technology to set a new standard of care for the global GI market.

We estimate that the addressable worldwide market for our GI endoscopy products and services is over $6 billion, with more than 65 million GI endoscopies performed each year in the United States, Japan and Europe combined. We estimate that the addressable market for our GI endoscopy products and services is growing at 6% annually driven by increased governmental and payor focus on screening, prevention and treatment of colorectal cancer and other GI conditions, an aging global population and changing dietary habits. GI endoscopies involve inserting a thin tube containing a camera or cameras into a natural orifice of the patient to examine the upper or lower GI tract in order to screen for, diagnose and treat various GI conditions, including colorectal cancer. GI endoscopies require a large number of steps, including setup, imaging, therapy, specimen retrieval, pathology and endoscope disinfection and repair, which we refer to collectively as the GI procedure cycle. The GI endoscopy market is highly fragmented and served by numerous companies, many of which focus on only one or two areas of the GI procedure cycle. We believe the needs of GI specialists are currently underserved due to the lack of a comprehensive provider solely focused on innovation in the GI endoscopy market.

We founded our company to serve the evolving needs of GI specialists by continually bringing to market a broad suite of innovative products across the GI procedure cycle. Since we began our commercial operations in 2008, we have developed an extensive line of devices and infection control products and have added pathology and scope repair services capabilities. Our products and services are designed to improve clinical outcomes and GI specialist productivity. For example, our CinchPad® product improved the transport process of endoscopes after use and eliminated the need to clean contaminated transport trays. In 2013, we acquired Peer Medical Ltd., which was developing a new endoscope system that we now call Fuse®. Our focus on product innovation and services that span the GI endoscopy procedure cycle has enabled our direct salesforce to penetrate approximately one-third of the GI departments in the United States in just six years while increasing our sales per customer over that time.

Our products are used in colonoscopy and procedures of the upper GI tract (including EGD), which represent approximately 15 million and 8 million annual procedures in the United States, respectively, and together account for 96% of all GI endoscopic procedures. Colonoscopy is used for the screening, surveillance and diagnosis of GI diseases including colorectal cancer, inflammatory bowel disease and GI bleeding. Colorectal cancer is one of the most common forms of cancer and is the second leading cause of cancer related deaths in the United States with approximately 130,000 new patients diagnosed and over 50,000 deaths in the United States each year. However, colorectal cancer is considered one of the most preventable cancers, as pre-cancerous polyps typically take approximately 10 years to progress into cancer. Colonoscopy enables pre-cancerous polyps to be identified and removed early in their progression. As a result, colonoscopy is considered the gold standard in colorectal cancer screening and has well-established reimbursement in most developed countries. Furthermore, the National Colorectal Cancer Roundtable has set a goal to increase colorectal cancer screening rates for specified demographics from approximately 60% currently to 80% by 2018. Although colonoscopy is the most accurate and comprehensive method for colorectal cancer screening, multiple clinical studies have found that GI specialists using standard, forward-viewing endoscopes fail to identify up to 41% of pre-cancerous polyps.

Our Fuse® system, which is intended for visualization of the GI tract and related therapeutic interventions, enables a wider field of view for upper and lower endoscopy procedures. Specifically, the Fuse® colonoscope offers a 330° view of the colon during colonoscopy instead of the 140° to 170° view offered by standard colonoscopes. This enables the GI specialist to visualize more than twice the anatomy at any one time as compared to a standard colonoscope and improves the ability to more thoroughly examine the colon without prolonging the time to complete the colonoscopy. According to the results of a tandem clinical trial published in *The Lancet Oncology*, GI specialists using Fuse® during colonoscopy identified 69% more pre-cancerous polyps than when using standard endoscopes. The improved detection is clinically important not only because the pre-cancerous polyp is removed during the procedure, but also because clinical guidelines recommend more frequent colonoscopies following initial detection of pre-cancerous polyps. Further, we believe that increased adoption of Fuse® for colorectal cancer screening could result in significant savings to healthcare payors given the high cost of colorectal cancer related surgical intervention and subsequent treatment. The costs of surgeries and related care can be significant, with total costs to the U.S. healthcare system estimated to exceed $8 billion per year.

Since the company's founding in 2008, we have grown our revenues from $4 million in 2009 to $51 million in 2013. We have also grown our number of GI department customers in the United States from nearly 500 in 2009 to over 2,500 today. In addition to our direct salesforces in the United States and Germany, our products are sold by distributors in 25 countries. We are headquartered in Alpharetta, Georgia and maintain manufacturing and development centers in Halstenbek, Germany and Caesarea, Israel.

Industry overview

Overview of our market

Based upon industry sources, we estimate the addressable worldwide market opportunity for our GI endoscopy products and services, including all devices, infection control products, pathology services and imaging systems that serve this market, to be over $6 billion. We estimate that the U.S. market represents one-third of the total global opportunity. We believe that the addressable global market for our GI endoscopy products and services is growing at 6% per year, with growth being driven by increased governmental and payor focus on screening, prevention and treatment of colorectal cancer and other GI conditions, an aging global population, and changing dietary habits. Endoscopy refers to the insertion into the body, through an external orifice, of a long tube with a camera attached to it, to enable visualization of the interior cavity via a monitor in the procedure room. Endoscopes can be used to visualize a variety of anatomy ranging from the lungs to the GI tract. The procedures are generally conducted under conscious sedation in hospitals, ambulatory surgery centers, or ASCs, clinics and GI specialist offices. Colonoscopy and upper GI endoscopy procedures have been accepted as clinical practice for more than 40 years with both coding and reimbursement structures in place in all developed countries.

Within the GI tract, endoscopy focuses on either the lower GI tract, including colonoscopy, or the upper GI tract, including EGD and other procedures. The table below summarizes the purposes of the most common GI endoscopy procedures and provides our estimates of their volume in the United States and international markets in Europe and Japan.

Types of endoscopy	Estimated annual procedures in the United States	Estimated annual procedures in Europe and Japan	Purpose
Colonoscopy	15.0 million	14.2 million	• Colorectal cancer screening, polyp removal and surveillance • Irritable bowel syndrome • Evaluating causes of anemia, rectal bleeding, unexplained weight loss and abdominal/rectal pain • Colitis and Crohn's disease detection and treatment
EGD	8.0 million	27.6 million	• Abdominal pain • Treatment and monitoring of GERD or heartburn • Gastric and esophageal cancer screening • Removal of foreign objects

Underlying diseases and market drivers

The prevalence of certain GI conditions and cancers as well as screening guidelines vary by geography. In the United States, colonoscopies represent approximately 62% of GI endoscopy procedure volume, and established guidelines exist for routine colon cancer screening for patients over age 50 or otherwise determined to be at higher risk. In contrast, regions such as Asia and Latin America typically place a greater emphasis on upper GI screening due to a higher prevalence of certain upper GI conditions. For instance, both gastric screening and colonoscopy guidelines are in place in Japan.

Lower GI endoscopies. We estimate that there are approximately 15 million colonoscopies performed each year in the United States. Some procedures are for the diagnosis and treatment of symptomatic conditions such as irritable bowel syndrome, rectal bleeding, colitis and Crohn's disease, while others are related to colorectal cancer screening and surveillance. Patients are screened for colorectal cancer based on either prescribed guidelines, such as initial screening at age 50, or symptomatic conditions, and then surveyed subsequently at intervals as determined by the screening results. As a result of colonoscopy and other screenings, each year, approximately 1.4 million patients worldwide are diagnosed with colorectal cancer. However, colorectal cancer is highly preventable as it almost always evolves from pre-cancerous polyps, typically referred to by GI specialists as adenomas, that can be identified and removed during colonoscopy. Polyps refer to a growth on the lining of the colon or rectum, most of which are benign, but some of which ultimately may become cancerous. The progression of a pre-cancerous polyp to cancer typically takes approximately 10 years.

An estimated 40-50% of people in developed countries are believed to develop one or more pre-cancerous polyps during their lifetime and an estimated 5-6% of the total global population will have pre-cancerous polyps that progress to colorectal cancer. Pre-cancerous polyps found during a colonoscopy procedure are removed by biopsy forceps or a snare. Studies have shown that the complete removal of a pre-cancerous polyp during colonoscopy virtually eliminates the risk that the removed pre-cancerous polyp will result in colorectal cancer.

When colorectal cancer is discovered and treated at an early stage, the five year survival rate of patients is greater than 90%. However, presently only 39% of colorectal cancers are found at early, or pre-cancerous, stages. Once pre-cancerous polyps progress to clinical cancer, the cost of surgeries and related care can be significant. The total costs to the U.S. healthcare system are estimated to exceed $8 billion per year. Additionally, surgeries and related care for colorectal cancer can have negative quality of life implications and may require chemotherapy, radiation therapy and/or invasive surgery to remove part or all of the colon and permanent transition to an ostomy bag. Multiple clinical studies have demonstrated that higher screening rates in compliance with applicable guidelines and improved pre-cancerous polyp detection during colonoscopies would likely reduce a patient's risk of colorectal cancer and the associated cost to the wider healthcare system.

Because colonoscopies have been clinically shown to be highly effective at screening for and removing pre-cancerous polyps, the United States, Japan, Australia, and most western European nations have screening guidelines in place for colonoscopy. These guidelines typically take the following form:

- *Routine screening for patients over a certain age depending on prior diagnostic results.* Typically, screening for colorectal cancer begins at age 50 in the United States and subsequently continues at set intervals based on prior diagnostic results. During the screening colonoscopy procedure, any pre-cancerous polyps are removed for histological examination.

- *More frequent screening for patients determined to be at risk based upon familial history or racial group.* People with a familial history of colorectal cancer or other related GI conditions as well as those racial or ethnic groups with higher incidence rates may be screened earlier in some countries. In the United States, some experts recommend African-Americans should begin screening at age 45.

- *Surveillance of previously screened patients.* After the first, or index, screening colonoscopy, a patient will be placed into a recall program for future colonoscopies based upon applicable screening guidelines in their respective country. The number of pre-cancerous polyps, as well as the morphology and size of the polyps, determine the screening interval. Therefore, the ability of the endoscopy system to find all polyps present in the colon is important to the patient, the GI specialist and payors.

In addition to screening for colorectal cancer, patients presenting with lower GI symptoms may be referred to colonoscopy as a diagnostic procedure.

The U.S. Guidelines for colonoscopy surveillance following initial screening are summarized in the table below.

Baseline colonoscopy–most advanced finding(s)*	Recommended surveillance interval (years)*
• No polyps	10
• Small (<10mm) hyperplastic polyps in rectum or sigmoid	10
• 1-2 small (<10mm) tubular adenomas (a specific type of pre-cancerous polyp)	5-10
• 3-10 tubular adenomas	3
• One or more tubular adenomas 10mm or greater	3
• One or more villous adenomas (a specific type of pre-cancerous polyp)	3
• Adenoma with HGD (a specific type of pre-cancerous polyp)	3
• >10 tubular adenomas	<3
• Sessile serrated polyp(s) (<10mm) with no dysplasia	5
• Sessile serrated polyp(s) 10mm or greater	3
• Sessile serrated polyp(s) with dysplasia	3
• Traditional serrated adenoma (a specific type of pre-cancerous polyp)	3
• Serrated polyposis syndrome	1

* Lieberman et al, "Guidelines for Colonoscopy Surveillance After Screening and Polypectomy; A Consensus Update by the US Multi-Society Task Force on Colorectal Cancer". Gastroenterology, 2012; 143:844-857.

Some western European countries have introduced a preliminary step before colonoscopy into their screening programs. In these countries, the patient is first asked to perform a non-invasive "at home" stool test referred to as either a fecal occult blood test, or FOBT, or fecal immunochemical test, or FIT. A physician interprets the results and if the results of this test are positive, the patient is instructed to proceed to a colonoscopy. In the United States, FOBT and FIT are sometimes used as adjuncts to colonoscopy, but insurance companies generally do not require their use prior to screening colonoscopy. FDA recently approved a non-invasive, DNA-based stool test for use in the United States as an alternative option to screen for colorectal cancer. The newly approved test detects hemoglobin, a protein molecule that is a component of blood as well as certain mutations associated with colorectal cancer, in the DNA of cells shed by advanced pre-cancerous polyps, as stool moves through the large intestine and rectum. We do not believe this or other stool tests will replace endoscopy as the primary screening method for colorectal cancer. See "Competition."

In the United States, approximately 55% to 60% of all eligible people participate in the colorectal screening process in some manner. The United States and many other nations have set goals to reach 80% participation by 2018. Patients sometimes self-refer directly to an endoscopist for a screening colonoscopy but often the referring physician is the family doctor, general practitioner or gynecologist.

Despite the effectiveness of early treatment of pre-cancerous polyps and colorectal cancer and the effectiveness of colonoscopy in identifying many cancerous and pre-cancerous polyps, the Lancet Study found that GI specialists using standard, forward-viewing colonoscopes failed to identify 41% of pre-cancerous polyps. A standard, forward-viewing colonoscope allows a GI specialist only a 140° to 170° view of the colon, resulting in less of the interior anatomy being visualized and a lower likelihood of visualizing a pre-cancerous polyp, particularly one hidden behind a fold of the colon.

The implications of finding the first and any incremental pre-cancerous polyps are significant to the patient and practitioner. If the patient has one pre-cancerous polyp and it is missed during colonoscopy, the patient might not return for a follow-up colonoscopy for ten years. During this time, the pre-cancerous polyp could progress to a cancer. Finding a pre-cancerous polyp in an initial screening shifts the patient to a more frequent screening rate under current guidelines. For the GI specialist, the income potential of performing a medically necessary surveillance procedure after five years may be lost if a pre-cancerous polyp is missed.

Upper GI endoscopies. We estimate that there are approximately 8 million EGDs and other procedures of the upper GI tract performed each year in the United States. The majority of the upper GI procedures in the United States are performed to evaluate and treat patients with conditions such as heartburn, GERD, gastritis, strictures, liver and pancreatic diseases. Additionally, upper GI endoscopies are performed to screen for and diagnose upper GI cancers such as stomach, esophageal, liver and pancreatic cancer. Each year, nearly one million people worldwide are diagnosed with upper GI cancers.

In geographies where upper GI cancers have higher incidence rates, such as certain countries in each of Latin America and Asia, gastric screening guidelines are in place for patients above a certain age, generally 40. In the United States, routine endoscopic screening of the upper GI tract is only recommended for patients deemed to be at high risk for upper GI cancers, such as patients with chronic GERD or Barrett's esophagus. In contrast with colorectal cancer, not all upper GI cancers are preventable.

GI endoscopic procedure cycle

Colonoscopies and other GI endoscopy procedures require a number of steps to be performed and a host of products and services are utilized in the completion of every case. Proper infection control steps must be taken between procedures, requiring the use of single-use infection control products. Once the scope is inserted into the patient's body, a variety of therapeutic and specimen retrieval products may be used, depending on the procedure. In cases where a tissue specimen is obtained, the tissue sample or specimen is usually sent to a pathologist for examination. After usage, the endoscope must be cleaned and disinfected (commonly referred to collectively as "reprocessing") for the next case. We refer to these steps collectively as the GI procedure cycle and a representative diagram is depicted below. As discussed in greater detail below, and as noted on the following chart, we provide a number of products and services that together cover each step of the GI procedure cycle.



GI procedure cycle	Overview	Examples of EndoChoice products and services
Setup	▪ Scope transport and accessories ▪ Patient comfort and safety ▪ Physician/nurse gown	▪ CinchPad®, EndoKit® ▪ Blox® bite blocks, EndoGlide® ▪ EndoArmor®
Imaging	▪ Endoscopy systems ▪ Carts ▪ Monitors	▪ Fuse® endoscope, FusePanel® ▪ EndoCart® ▪ FuseView® monitors
Therapy & specimen retrieval	▪ Biopsy ▪ Polyp removal ▪ Bleed management ▪ Specimen retrieval	▪ Mako® biopsy forceps ▪ Boa® polypectomy snares ▪ Neptune® injection needle, AutoBand® ligator ▪ TrapEase® polyp trap
Pathology	▪ Biopsy & polypectomy tissue diagnosis	▪ Pathology services
Disinfection	▪ Scope cleaning and disinfection	▪ SafeStart®, Pure® enzymatic detergent
Repair	▪ Scope repair and maintenance	▪ Endoscopy services and repair, scope accessories

We estimate that more than 200 companies serve the GI endoscopy market, with many focused on one or two aspects of the procedure cycle, such as devices, infection control, pathology or imaging systems.

We estimate that the addressable worldwide market for our GI endoscopy products and services presents an over $6 billion annual opportunity that includes devices, infection control products, pathology services and imaging systems. The product breakdown of the addressable market for our GI endoscopy products and services is shown in the chart below.



■ Devices: 11%

■ Infection control products: 17%

■ Pathology services: 22% (U.S. only)

■ Imaging systems: 50%

96

Trends affecting the GI endoscopy market

According to industry sources, there are approximately 11,000 physicians in the United States who specialize in gastroenterology, called gastroenterologists. We estimate that gastroenterologists, or GI specialists, perform approximately 70% to 73% of GI endoscopies in the United States each year. We estimate another 4,000 physicians, such as family practitioners and general and colorectal surgeons, routinely perform endoscopies in rural areas within the United States. Purchasing decisions relating to our products and services are typically made by GI departments as opposed to individual physicians, although the preferences of GI specialists are important in the choice of certain products and services.

We believe the following dynamics are currently impacting and will continue to impact the GI endoscopy market:

- *Rising colorectal cancer screening rates.* Patient compliance with screening recommendations has increased steadily in the United States over the past two decades. Approximately 60% of the population is now following screening guidelines and initiatives are underway to drive that number to 80% by 2018.

- *Upper endoscopy and colonoscopy accounts for almost all procedures performed by GI specialists.* Virtually all procedures performed by GI specialists involve the use of an endoscope, including treatment of GI conditions such as abdominal pain, bleeding, reflux, Celiac disease, colitis, Crohn's disease or screening and surveillance for colorectal cancer. The average gastroenterologist in the United States performs approximately 32 procedures per week, approximately 21 of which are colonoscopies.

- *Increasing shortage of GI specialists, driving need for greater efficiency and throughput.* Approximately 400 new GI specialists enter practice each year in the United States after completing their fellowships and slightly fewer leave their practice or retire. As a result, the supply of GI specialists is expected to be relatively flat, while the number of GI endoscopy procedures is estimated to increase approximately 6% annually.

- *Relatively concentrated universe of practices and high number of physician-owned practices.* We estimate that of the 11,000 GI specialists in the United States, approximately 54% are members of a multi-physician GI practice. We estimate that in 2013, 69% of GI specialists were part of independent, physician-owned practices. In addition, we estimate that the physicians performing endoscopies perform these procedures in approximately 5,200 hospitals and 1,800 ASCs.

- *Increasing focus by payors on GI procedure quality metrics.* As GI specialists are performing in an increasingly competitive environment in independent GI offices, medical practices and hospitals, a key differentiating factor is the quality of services they provide. We believe increased attention by payors, medical societies and patients, among others, on quality metrics in endoscopy will drive adoption of innovative and cost effective solutions.

- *Payors seeking to utilize bundling arrangements.* Increasingly, the U.S. healthcare system is moving towards a bundled payment system, in which providers are reimbursed in a single payment for an episode of care, that includes all aspects of treatment. A bundled payment for a colonoscopy could include the professional fee of the GI specialist, as well as charges for anesthesia, the facility and pathology services, and could potentially also include a follow-up procedure in the case of poor preparation or post-procedure bleeding, either of which may necessitate a repeat colonoscopy.

Our strengths

Exclusive focus in a large, growing and attractive market. We estimate that the addressable worldwide market for our GI endoscopy products and services represents an over $6 billion opportunity that is growing at 6% annually. This growth is being driven by increased governmental and payor focus on screening, prevention and treatment of colorectal cancer and other GI conditions, an aging global population and changing dietary habits. We believe that the market is underserved and our competition is fragmented. We are positioned as the only company exclusively focused on servicing the entire GI procedure cycle through our broad and innovative product platform.

Broad platform of products and services to address the entire GI endoscopy procedure cycle. We provide a comprehensive product portfolio of more than 50 product families that span the entire GI endoscopy procedure cycle, including setup, imaging, therapy, specimen retrieval, pathology and endoscope service and repair. Our broad platform of GI products and services provides a "one-stop shop" for GI specialists, addressing the disjointed customer experience in the traditional model and allowing our sales representatives to focus on increasing their revenue per GI customer over time.

Our GI-dedicated pathology lab provides an attractive service offering for GI specialist customers. We operate one of the few GI-specific pathology laboratories, employing GI-trained pathologists and GI-focused histotechnicians who provide quality diagnostic services for our GI specialist customers. Our focus on laboratory workflow generally ensures a 24- to 48-hour turn-around-time for most of our diagnoses. We regularly implement or update technologies to provide our customers specific quality metrics such as pre-cancerous polyp detection rates for individual GI specialists, a proactive communication platform enabling up-to-date status checks on submitted tests, and quarterly reports to continuously improve quality metrics. In addition, our on-site GI pathologists work directly with GI specialists to discuss abnormal diagnoses and provide consultation services on treatment options. We believe our GI-dedicated pathology laboratory provides superior quality in diagnostic services compared to general pathology labs and provides an attractive service offering for our GI customers.

Proven ability to rapidly innovate and respond to customer needs by leveraging our extensive R&D expertise in the GI industry. Our global research and development team spanning locations in the United States, Israel and Germany includes 39 employees, as of September 30, 2014, who are exclusively focused on innovation in the GI industry. Our research and development team strives to significantly improve the utility of each product by incorporating GI specialist feedback and designing solutions that respond to their needs. For example, our CinchPad® product improved the transport of endoscopes following procedures and eliminated the need to clean used transport trays. Additionally, we believe we created one of the first procedure kits in the GI endoscopy market, which have been adopted by over 1,000 customers and enable our customers to comply with medical society and governmental guidelines for infection control. Our innovations include products such as CinchPad®, Compliance EndoKit®, Boa® Polypectomy Snare, AutoBand® and our Fuse® system.

Disruptive, clinically-differentiated Fuse® endoscopy system. Our Fuse® full spectrum endoscope was the first endoscope to provide a revolutionary 330° field of view during colonoscopy, allowing GI specialists to see more than twice the anatomy at any one time compared to standard, forward-viewing colonoscopes, thereby significantly reducing pre-cancerous polyp miss rates. According to a tandem clinical study published in *The Lancet Oncology*, Fuse® had a pre-cancerous polyp miss rate of only 7%, compared with up to a 41% pre-cancerous polyp miss rate for standard, forward-viewing colonoscopes. Colonoscopy with Fuse® identified all patients with pre-cancerous polyps while standard, forward-viewing colonoscopes failed to identify 6% of patients with pre-cancerous polyps. The successful discovery and removal of pre-cancerous polyps not only can virtually eliminate the possibility of the specific pre-cancerous polyp developing into colorectal cancer, but also results in the patient being screened more frequently thereafter. The costs of surgeries and related care can be significant, with total costs to the U.S. healthcare system estimated to exceed $8 billion per year. In contrast, screening costs for colonoscopy are $1,000 every 5-10 years. The clinical and economic benefits associated with colorectal cancer screening and increased pre-cancerous polyp detection by our Fuse® system lead to our belief that Fuse® is poised to become the preferred choice of GI specialists. We believe that the improved clinical and cost outcomes that Fuse® enables will lead to its widespread adoption over time.

Established customer base, proven salesforce and scalable infrastructure. We have manufacturing facilities in the United States, Germany and Israel, over 100 sales and marketing professionals in the United States and Germany and distribution arrangements covering 25 countries. We currently serve over 2,500 GI department customers in the United States to which we seek to leverage our expanding platform of GI products and services. Our proven salesforce is poised to contribute to future sales growth. With our established commercial capabilities and customer relationships, experienced management and marketing team and broad product portfolio, we believe we have the infrastructure in place to support continued expansion in the growing GI endoscopy market.

Proven leadership team. Our senior management team has significant industry experience at companies such as Given Imaging, Pentax Medical, Johnson & Johnson and Boston Scientific, and, while at EndoChoice, has demonstrated its ability to bring new products to market successfully. In addition, we have recruited and trained an established direct salesforce and grown our customer base to over 2,500 GI department customers. Additionally, we have established global manufacturing, sourcing, and research and development capabilities. We have grown revenues at a compound annual growth rate of 109% from 2008 to 2013 and believe we are well positioned to continue solid growth.

Our strategy

Our goal is to be the leading medical device company providing innovative solutions for GI specialists. The key elements of our strategy include:

Continue to rapidly innovate and introduce new products and services that address the evolving needs of the GI specialist. Our goal is to develop, acquire and commercialize clinically beneficial technologies that improve the practice workflows and productivity of GI specialists, their profitability and the clinical outcomes of their patients, thereby expanding our market opportunity and share. We intend to continue to leverage our culture of innovation to expand our product portfolio by investing in internal research and development of new technologies and pursuing strategic acquisitions as opportunities arise.

Leverage existing customer base to gain further share of the GI procedure cycle. We have a strong established customer base with over 2,500 GI departments, representing approximately one-third of GI departments in the United States, and contracts with most of the major group purchasing organizations for GI products in the United States. We have demonstrated a track record of growing our revenue per customer over time. We believe the combination of a broad and innovative product portfolio spanning the entire GI procedure cycle coupled with our disruptive Fuse® technology gives us a competitive advantage that will enable us to gain further share of our customers' spend.

Expand our sales, marketing and distribution capabilities to support growth in the United States and internationally. Since our first product launch in 2008, our sales team has been able to achieve meaningful adoption of our products. We have grown our customer base from nearly 500 GI departments in 2009 to over 2,500 in 2014. We believe that there is a significant opportunity to reach new customers in existing markets and enter new markets, both domestically, where we aim to increase our penetration into the remaining approximately two-thirds of GI departments, and internationally, where we have distributors that cover 25 countries. We plan to continue to invest in our sales and marketing organization by expanding our direct sales force presence to drive increased adoption of our products and further penetrate our broad platform of GI products and services into the GI endoscopy market.

Drive adoption and awareness of our Fuse® system among GI specialists, referring physicians, administrators and patients. We believe our Fuse® endoscopy system is a transformative technology that has the potential to significantly reduce the incidence of colorectal cancer, which is one of the most common forms of cancer and is the second leading cause of cancer-related deaths in the United States. We intend to educate GI specialists, referring physicians, administrators and patients on the compelling, differentiated clinical efficacy of our Fuse® system, which has been recognized in multiple scientific publications. We will continue to emphasize that pre-cancerous polyp detection yields significant health benefits. We will leverage our expanded sales force and existing commercial infrastructure to increase physician education and awareness of the benefits of Fuse®. We view the sale of a Fuse® system as anchoring our relationship with a GI department for the life of the product, during which time we intend to sell additional single-use products as well as pathology and endoscope repair services.

Achieving and improving our profitability through operating leverage. We have made significant investments over the past several years in our research and development, sales and marketing and manufacturing operations to build what we believe is a world class organization capable of driving sustainable global growth that can be leveraged to drive increased profitability. Furthermore, our strategic investments in our clinical pathology laboratory and endoscope repair facilities enable us to monetize sectors of the GI endoscopy market that are ignored by the majority of our competitors. With these organizational and infrastructure investments already in place, we believe we have the resources to support accelerated growth. As a result, we believe we can increase revenue and ultimately achieve and improve profitability through operating leverage.

Pursue unique, bundled solutions to enhance GI specialists' quality of care. As the healthcare landscape continues to change, both providers and payors are increasingly seeking alternative ways to deliver quality care efficiently while controlling costs and limiting financial risk. Increasingly, the U.S. healthcare system is moving towards a bundled payment system, in which providers are reimbursed in a single payment for a patient that includes all aspects of treatment. We believe we are uniquely positioned as the only company offering a broad platform of GI-focused products and pathology services. This product and pathology service combination will allow us to provide creative product bundles and solutions enabling GI specialists to both control procedural costs and negotiate more favorable contracts with payors by facilitating the capture of quality metrics, such as pre-cancerous polyp detection rate, which we can provide through our pathology services.

Clinical trials and other studies

There is an established a body of evidence demonstrating the benefits and quality performance characteristics of our Fuse® system as compared to standard, forward-viewing colonoscopes.

The Lancet Study

The results of a 197 patient study were published in the March 2014 edition of *The Lancet Oncology*, which we refer to as the Lancet Study. In the Lancet Study, the pre-cancerous polyp miss rate of our Fuse® system in colonoscopy procedures was compared to the miss rate of standard, forward-viewing colonoscopes in an international, multicenter, randomized trial. The primary endpoint of the trial was adenoma (which we refer to as a pre-cancerous polyp) miss rates. Polyp miss rates was a secondary endpoint of the trial. We sponsored and funded the Lancet Study.

This clinical trial was conducted at three sites in Israel, one site in the Netherlands and two sites in the United States between February 1, 2012 and March 31, 2013. Our test sites included research and treatment hospitals as well as healthcare centers that specialize in GI procedures. Participants aged 21 to 70, who had been referred for colorectal cancer screening, polyp surveillance or diagnostic assessment, underwent same-day, back-to-back tandem colonoscopy with a standard, forward-viewing colonoscope and our Fuse® technology. The participants were randomly assigned to their initial procedure via computer-generated randomization with block size of 20. Of the 197 patients enrolled, 12 patients were unable to complete the study for various reasons. In total, 185 patients completed the study and were in included in the per-protocol population, 88 patients were selected to first receive standard, forward-viewing colonoscopy and 97 patients were selected to first receive colonoscopy with Fuse®. Each patient had both of the colonoscopy examinations performed by the same gastroenterologist.

Additional information about the Lancet Study's participants is presented in the table below, including whether the patients underwent colonoscopies for routine screening, surveillance or a diagnostic procedure.

	Standard colonoscopy first (n=88)	Fuse® first (n=97)
Age (years)	56 (22–70)	57 (21–70)
Sex (female)	46 (52%)	55 (57%)
Indication for colonoscopy		
Screening	53 (60%)	50 (52%)
Surveillance	16 (18%)	20 (21%)
Diagnostic assessment	19 (22%)	27 (28%)

Data are median (IQR) or n (%), unless otherwise indicated.

All patients prepared for their colonoscopies with solutions that are approved for use in colonoscopies and commercially available. The level of bowel cleanliness at the time of colonoscopy was measured with the Ottawa Bowel Preparation Scale to ensure that the tested colonoscopes were not disadvantaged in the trial. The standard, forward-viewing colonoscopes used in the Lancet Study were the Olympus Evis Exera II 160 and 180 series and the Pentax EPKi.

The Lancet Study demonstrated that our Fuse® technology showed a lower pre-cancerous polyp miss rate as compared to standard, forward-viewing colonoscopes.

In the group of 88 patients randomly assigned to first receive a colonoscopy with a standard colonoscope, a total of 29 pre-cancerous polyps were identified and removed in 25 patients. When the same group of patients received a colonoscopy with our Fuse® system after receiving a colonoscopy with a standard colonoscope, GI specialists identified a total of 20 additional pre-cancerous polyps in 15 patients. In the group of 97 patients randomly assigned to first receive a colonoscopy with our Fuse® system, our Fuse® system identified 60 pre-cancerous polyps and two incidents of cancer in 33 patients. When the same set of patients received a colonoscopy with a standard colonoscope, five additional pre-cancerous polyps all within the same 33 patients were identified showing a miss rate for our Fuse® system of only 7%. Our Fuse® system increased the number of identified pre-cancerous polyps by 69% as compared to standard colonoscopes and increased the number of patients identified with pre-cancerous polyps by 6%. Additional information on the pre-cancerous polyp detection data derived from the Lancet Study is presented in the table below.

	Pre-cancerous polyps detected with standard colonoscopy	Pre-cancerous polyps detected with Fuse®	Total number of pre-cancerous polyps identified	Incremental pre-cancerous polyps detected with Fuse®*	Incremental pre-cancerous polyps detected with standard colonoscopy	Pre-cancerous polyp miss rate with standard colonoscopy*	Pre-cancerous polyp miss rate with Fuse®*
Standard colonoscopy first (n=88)	29	20 additional	49	20/29 (69%)	N/A	20/49 (41%)†	N/A
Fuse® first (n=97)	5 additional	62‡	67	N/A	5/62 (8%)	N/A	5/67 (7%)

Data are n or n/N (%) with 95% CI. *Fuse® vs. standard colonoscopy pre-cancerous polyps missed, p<0.0001. †Includes three advanced pre-cancerous polyps (two adenomas with villous histology and one adenoma ≥10 mm in size). ‡Includes two cancers.

Our Fuse® system identified pre-cancerous polyps in five patients that were initially identified as being free of pre-cancerous polyps after colonoscopy with standard colonoscopes. Conversely, standard colonoscopes identified zero additional patients as having pre-cancerous polyps in the group that first received a colonoscopy with our Fuse® system. Although not designed or powered for these analyses, the following additional information regarding the patients with pre-cancerous polyps detected in the study, false-negative results and miss rates was included.

	Number of patients found to be presenting pre-cancerous polyps detected on the initial screening	Number of additional patients presenting pre-cancerous polyps detected on the secondary screening	Total patients presenting pre-cancerous polyps	Patients with false-negative results from the initial screening	Patient miss rate (pre-cancerous polyps)†
Standard colonoscopy first (n=88)	25 (28%)	5 (6%)	30 (34%)	5/88 (6%)	5/30 (17%)
Fuse® first (n=97)	33 (34%)	0	33 (34%)	0/97 (0%)	0/33 (0%)

Data are n (%), or n/N (%) with 95% CI. A per-patient analysis. *p=0.02 Fisher's exact test †p=0.02 Fisher's exact test.

The study also included information regarding the overall number of polyps detected (of which pre-cancerous polyps, having distinct histological characteristics, are a subset) using a standard colonoscope versus our Fuse® system. In the group of patients randomly assigned to first receive a colonoscopy with a standard colonoscope, 50 polyps were detected and removed. When the same group of patients received a colonoscopy with our Fuse® system after receiving a colonoscopy with a standard colonoscope, 38 additional polyps were detected (a 76% increase), demonstrating a miss rate of 43% for standard colonoscopes. Furthermore, in the group of patients randomly assigned to first receive a colonoscopy with our Fuse® system, our Fuse® system identified 102 polyps. When the same set of patients received a colonoscopy with a standard colonoscope after receiving a colonoscopy with our Fuse® colonoscope, only 11 additional polyps were identified showing a polyp miss rate of only 11% for our Fuse® system. Additional information on the polyp detection data derived from the Lancet Study is presented in the table below.

	Polyps detected with standard colonoscopy	Polyps detected with Fuse®	Total polyps identified	Incremental polyps detected with Fuse®*	Incremental polyps detected with standard colonoscopy	Polyp miss rate with standard colonoscopy	Polyp miss rate with Fuse®†
Standard colonoscopy first (n=88)	50	38 additional	88	38/50 (76%)	N/A	38/88 (43%)	N/A
Fuse® first (n=97)	11 additional	102	113	N/A	11/102 (11%)	N/A	11/113 (10%)

Data are n or n/N (%) with 95% CI. * Fuse® vs. standard colonoscopy additional polyps detected, p<0.0001. † Fuse® vs. standard colonoscopy polyps missed, p<0.0001.

The Lancet Study concluded that our Fuse® system represents a technological advancement for colonoscopy and could improve the efficacy of colorectal cancer screening and surveillance.

Other studies

Hassan studies. In two separate and independent, post-hoc analyses of the data derived from the Lancet Study, Dr. Cesare Hassan analyzed the rate of pre-cancerous polyp detection by our Fuse® system as compared to standard colonoscopes and the potential cost-savings and positive economic impact of our Fuse® system on the U.S. healthcare system.

Hassan multiplicity study

In the first study, Dr. Hassan used the size of pre-cancerous polyps identified and the number of patients identified with multiple pre-cancerous polyps in the Lancet Study to compare the efficacy of our Fuse® system to the efficacy of standard, forward-viewing colonoscopes at detecting patients with multiple pre-cancerous polyps and identifying pre-cancerous polyps between six and nine millimeters. A summary of Dr. Hassan's analysis of the Lancet Study data is presented in the table below on a per-patient basis, showing the relative sensitivity of our Fuse® system as compared to colonoscopies performed with standard, forward-viewing colonoscopes.

	Relative sensitivity				
	Patients with ≤5 mm polyps	Patients with 6-9 mm polyps	Patients with ≥10 mm polyps	Patients with advanced adenomas	Patients with ≥3 polyps
Standard colonoscopy	53%	50%	75%	45%	27%
Fuse®	83%	92%	100%	100%	94%

p<0.05

Hassan economic study

In a separate analysis of the Lancet Study data, Dr. Hassan constructed a Markov model to simulate the occurrence of pre-cancerous polyps in 10,000 subjects between the ages 50 and 100. A Markov model is used to simulate the multiple outcomes that a patient may experience with a specific disease state by assigning probabilities to each outcome that may occur. The assumptions and probabilities in the model are developed using previously published clinical data. The costs associated with each disease state and the potential interventions to treat each disease state are then calculated to create an economic analysis. Dr. Hassan's analysis was presented at the 2014 United European Gastroenterology Week, or UEGW. The results of Dr. Hassan's work are presented in the table below.

Results of study for the modeled cohort of 10,000 subjects between ages 50 and 100	Estimated costs savings in the United States extrapolating data from cohort
The significantly higher sensitivity of a colonoscopy with Fuse® in detecting additional colonic pre-cancerous polyps resulted in an increase in colorectal cancer prevention from 58% to 74%, corresponding to a gain of nine days per person (2,413 life-years for the entire cohort).	In his analysis, Dr. Hassan assumes 68 million subjects between 50 and 80 years of age and an annual incidence of 107,483 colorectal cancer cases without screening.
This 16% increase led to an implied absolute reduction in the cost of colorectal cancer care from $90 million to $57 million over the simulated cohort group based on estimated colorectal treatment costs published in prior studies. This implied $33 million cost savings from the cohort was only minimally impacted by the higher cost of more frequent post-polypectomy colonoscopy surveillance rates, such that Fuse® was associated with an implied cost savings of $146 per person.	Extrapolating the data compiled from the cohort, Dr. Hassan estimated the additional efficacy of Fuse® over standard colonoscopes could result in the annual prevention of an estimated 10,318 incidents of colorectal cancer and an estimated annual saving of $0.3 billion for colorectal cancer related treatment costs in the United States.

IBD study. GI specialists at the Concord Hospital in Sydney, Australia compared the miss rate for all lesions and dysplasia (i.e., lesions with some histological abnormality) for our Fuse® system in colonoscopy procedures to the miss rate of standard, forward-viewing colonoscopes in a cross-over fashion similar to the Lancet Study. These researchers added chromoendoscopy, or CE, to the second procedure in both arms. When CE is used during a colonoscopy, dyes are sprayed into the GI tract at the time of visualization. The purposes of CE are to enhance the visualization and characterization of tissues. In the IBD study, the doctors utilized methylene blue dye spray. The primary endpoint of the study was dysplasia-yield.

The study included 24 participants with extensive colitis for greater than 10 years, primary sclerosing cholangitis, or PSC, or previous dysplasia. Participants underwent same-day, back-to-back tandem colonoscopy with a standard, forward-viewing colonoscope and our Fuse® technology after being randomly assigned to their initial procedure. Of the 24 patients, 11 patients were selected to first receive standard, forward-viewing colonoscopy and 13 patients were selected to first receive colonoscopy with Fuse®. All lesions detected during the initial colonoscopy were removed. During the second colonoscopy, CE was utilized and any additional lesions detected were then removed. Information about the participants in the study is included in the table below.

Average age (years)	37
Sex (female)	16 (66%)
Condition(s)	
Crohn's colitis	16
Ulcerative colitis	8
PSC	2
Prior dysplasia	2

The table below summarizes the total lesion miss rate and the total dysplasia miss rate for our Fuse® system compared to standard colonoscopes. In both cases, the miss rates are calculated by comparing the total lesions and/or dysplasia identified during colonoscopy to (1) the total lesions and/or dysplasia identified during the second colonoscopy plus (2) the total lesions and/or dysplasia identified during the second colonoscopy after utilizing CE. The study demonstrated that CE increased lesion and dysplasia identification for all colonoscopies and that our Fuse® system had a significantly lower lesion miss rate and dysplasia miss rate than standard, forward-viewing colonoscopes.

	Lesion miss rate*	Dysplasia miss rate†
Standard, forward-viewing colonoscopy . . .	78%	66%
Fuse®	31%	0%

————————

* $p=0.04$. † $p=0.003$.

We understand that the doctors who performed the IBD study are seeking additional patient participants in order to complete a more robust study with greater statistical significance.

Retroflexion comparison study. Researchers in Greece have also compared our Fuse® system to standard colonoscopes in another randomized, tandem study with the addition, when possible, of retroflexion in the right colon when using standard colonoscopes. Retroflexion is a maneuver sometimes made where the distal end of the scope is manipulated so the end of scope is rotated back 180 degrees to look backward toward the shaft of the scope. At the UEGW meeting in 2014 the researchers from Attikon University Hospital and Army Veterans Hospital in Athens, Greece presented their results for the first 83 patients to complete this trial.

A total of 46 patients were enrolled for screening/surveillance colonoscopy, 32 for diagnostic purposes and five for follow-up on polyps. 48% of the patients were randomized to receive colonoscopy with our Fuse® system first followed back-to-back with a second colonoscopy using standard colonoscopes. The remaining patients received colonoscopy with a standard colonoscope first followed by a second procedure with Fuse®. In cases where a standard colonoscope was used, the researchers attempted to retroflex the colonoscope in the right colon if feasible. This was only successful in 37 of 57 cases.

When a standard colonoscope was used first and then followed with the Fuse® system, these researchers found an additional 26 polyps that had been missed. This compares to only four polyps that had been missed by Fuse® yet found on follow-up with a standard colonoscope. Specifically for pre-cancerous polyps, standard colonoscopes missed nine while Fuse® missed only three.

The researchers concluded these initial results show that Fuse® could be an advancement in colonoscopy by detecting more polyps and that retroflexion of standard colonoscopes did not provide an additional gain in polyp or pre-cancerous polyp detection in the right colon. We understand these researchers are continuing to enroll more patients in this trial.

Please see "Government regulation" for additional information regarding the regulation of clinical trials and our FDA clearances for our Fuse® system.

Our products and services

We design and manufacture a broad platform of products exclusively for the GI endoscopy market. We offer imaging products, single-use therapeutic devices and infection control products, and pathology services that support GI specialists and patients at each stage of the GI procedure cycle.

Our imaging products generated 10.83%, 16.32% and 20.45% of our net revenues during the years ended December 31, 2012, December 31, 2013 and the nine months ended September 30, 2014, respectively. Our single-use therapeutic devices and infection control products generated 60.16%, 58.67% and 56.21% of our net revenues during the years ended December 31, 2012, December 31, 2013 and the nine months ended September 30, 2014, respectively. Our GI pathology services generated 25.63%, 23.81% and 21.92% of our net revenues during the years ended December 31, 2012, December 31, 2013 and the nine months ended September 30, 2014, respectively. No other class of products or services contributed 10% or more of our net revenues during the years ended December 31, 2012, December 31, 2013 and the nine months ended September 30, 2014.

Many of our products have multiple SKUs and can be combined with other products. For example, many of our single-use products can be combined to create customizable bundles and kits. An overview of the most significant products and services that make up our GI endoscopy platform is presented in the table below:

Imaging products

Product	Description	Launch date
Fuse® system	Our Fuse® system consists of endoscopes, a FuseBox® video processor, our FusePanel® image management system, a FuseView™ monitor system and a standard FuseCart™. The endoscopes included with the Fuse® system include our Fuse® colonoscope and our Fuse® gastroscope. Our Fuse® colonoscope uses three cameras to provide GI specialists with a 330° field of view of the GI tract as compared to the 140° to 170° field of view provided by standard colonoscopes and our Fuse® gastroscope uses two cameras to provide GI specialists with a 245° field of view of the esophagus view as compared to the 150° field of view provided by standard gastroscopes. In the United States, Our Fuse® system typically includes three colonoscopes and two gastroscopes, but can be customized.	2013
EndoCart®	Our EndoCart® is a customizable automatic cart for transporting GI procedure equipment and is available in both standard and deluxe configurations. The deluxe motorized EndoCart® incorporates variable speeds, automatic braking and direction control and is designed to allow users to safely and easily transport large and heavy equipment.	2008
Endoscope repair and maintenance	Our repair and maintenance specialists repair many brands of endoscope products, including those of our competitors. We are also the only authorized service provider for our Fuse® system.	2009

Single-use therapeutic devices

Product	Description	Launch date
Boa® polypectomy snare	Our Boa® polypectomy snare incorporates 3-in-1 OmniLoop™ technology that is designed to enable variable loop sizing while ensuring consistent loop deployment and shape during GI endoscopy procedures.	2013
Rescue® retrieval devices	Our line of Rescue® retrieval devices are designed to allow providers to choose from three distinct types of grasping forceps that are each uniquely suited to retrieve different materials (for example, stents) during a GI endoscopy procedure.	2012
Blox® bite block	Our Blox® bite block is an oral device designed to increase patient comfort during esophageal endoscopy procedures. Offered with or without dental retention and in pediatric models, the Blox® bite block maintains its position, reducing gum damage during esophageal endoscopy procedures.	2010
TrapEase® polyp traps	Our TrapEase® series of polyp traps is designed to provide an easier and more convenient method of storing and preserving polyps as compared to standard manual processes and minimizes the handling of specimens by specialists.	2010
Hydra® irrigation system	Our Hydra® irrigation system provides a GI procedure irrigation system that is designed to reduce the risk of cross-contamination through a one-way valve and 24-hour use system.	2014
EndoGlide+®	Our EndoGlide+® is a GI endoscopy procedure lubricating gel that we believe reduces the risk of cross contamination through optimal single-procedure-sized packaging.	2012
Compliance EndoKit®	Our Compliance EndoKit® is designed to allow customers to purchase a full set of tools (transport pad, cleaning kit, gel and pads) that are necessary to comply with serialization and infection control protocols for GI endoscopy procedures.	2010
SafeStart®	Our SafeStart® bedside cleaning system is designed to provide customers with high quality products that assist with infection control and reduce the risk of cross-contamination.	2010
EndoKit®	Our EndoKit® provides a customizable solution that allows providers to bundle and standardize their tools for initial bedside, suction and endoscope cleaning and sanitation. The EndoKit® is designed to allow for the safe and clean transport and maintenance of GI endoscopy equipment.	2009
CinchPad®	Our patented CinchPad® is a fully closed container system that provides sturdy, cushioned support and protection for the endoscope during transport. The CinchPad® is also designed to increase operational efficiency by reducing procedure room turnover time and reduce the risk of cross-contamination.	2008

GI pathology services

Product	Description	Launch date
GI pathology	Our laboratory is accredited by the College of American Pathology and certified under the Clinical Laboratory Improvement Amendments, or CLIA. Our laboratory combines state-of-the-art technology and a team of trained pathologists to provide specialized pathology services that are focused only on GI-specific diagnoses. Our pathology lab employs a clinical team approach, fielding outbound calls from GI pathologists, responding to billing or service questions promptly, generally providing a 24-to 48-hour turn-around time for most diagnoses, and offering GI specialists the ability to order supplies directly from our web-based portal.	2008

Fuse®

We have leveraged recent advancements in flexible circuit technology to develop our Fuse® endoscopy technology. Our Fuse® system allows for a wider field of view during endoscopy procedures than standard GI endoscopes. Through an arrangement of sophisticated componentry at the scope-end of our Fuse® endoscopes incorporating multiple cameras, we have expanded the field of view in the GI tract during colonoscopy procedures to more than twice the amount available with standard, forward-viewing colonoscopes. Our Fuse® colonoscope provides specialists with an expanded 330° field of view of the GI tract as compared to the 140° to 170° field of view provided by standard, forward-viewing colonoscopes. Similarly, our Fuse® gastroscope, used in upper GI procedures, provides specialists with a 245° field of view of the esophagus as compared to standard, forward-viewing gastroscopes that only provide a 150° field of view.

We generally sell more than one Fuse® system to a given customer for use across multiple GI procedure rooms. Each Fuse® system typically consists of endoscopes, a FuseBox®, our FusePanel® image management system, a FuseView™ monitor system and a FuseCart®. However, the components of each Fuse® system are to some degree modular and may be customized to individual GI specialist specifications. For example, a GI specialist can choose between purchasing slim or regular size endoscope models and the number of colonoscopes and gastroscopes purchased with a Fuse® system may also vary based on GI specialist preference and need.

Endoscopes. In the United States, three Fuse® colonoscopes and two Fuse® gastroscopes are typically purchased as part of our Fuse® system to facilitate cleaning and sterilization between procedures. Each endoscope consists of multiple components, including a distal tip containing multiple, sophisticated cameras and state-of-the-art light-emitting diodes, or LEDs, which provide crisp, clear imaging and lighting and project an expanded view of the GI tract. By replacing lighting mechanisms that are currently utilized in standard endoscopes with LEDs, we are able to increase the number of cameras in our endoscopes.

FuseBox®. Each system includes a FuseBox® video processor, our cutting-edge graphics processing and computing platform. Both our colonoscope and gastroscope connect to our FuseBox® processor.

FusePanel®. FusePanel® is our image management system that saves every captured image and catalogs it by procedure. This capability provides a GI specialist with the ability to review or transfer images to an external drive weeks or even months after a procedure. FusePanel® software tracks patients, procedures performed and clinician IDs, connects directly to an endoscopy report writer and is electronic medical record ready.

FuseView™. FuseView™ is a unique combination of three medical-grade high-definition monitors configured to deliver a panoramic Fuse® experience during a procedure.

FuseCart®. Our Fuse® system is sold with a FuseCart®, a fully-customizable working platform for the GI specialist. FuseCarts® are available in a range of configurations, including the ability to be motorized in order to assist with the secure transport of valuable and delicate diagnostic equipment.

Our second generation Fuse® system, launched in January 2015, capitalizes on recent advancements in device technology to deliver an upgraded experience with ultrahigh resolution, or 4K, Ultra HD monitors providing a sharper, clearer image boosted by almost 8 million pixels. In addition, the three cameras in the Fuse® colonoscope can now be projected on one, wide-screen, 4K monitor and customers can choose from a variety of monitor sizes up to 65" in width. Moreover, our FuseBox® now includes software and hardware changes to simplify use for GI specialists while our StrataFlex™ insertion tube delivers improved handling of the endoscope during GI procedures.

We view the placement of a Fuse® system with a GI specialist as anchoring our relationship with that GI department, during which time we intend to sell the GI specialist additional products and services, including single-use products and pathology and endoscope repair services.

Endoscope repair and maintenance

Our repair and maintenance specialists service and repair many brands of endoscope products, including those of our competitors as well as our Fuse®. system. Our endoscope repair business provides a high quality, cost-effective repair alternative to our customers and limits equipment downtime, thereby optimizing GI suite efficiency and providing cost certainty. We service our Fuse®. systems through our FuseCare™, the only authorized Fuse®. service provider. We provide scope repair services for other major colonoscopes and gastroscopes currently available in the GI marketplace, giving us valuable insights into the location and age of competitive equipment and enabling our sales representatives to proactively contact these sites when the normal useful life of competitive products comes to an end.

Our services include: communications at each step in the process in order to keep the GI specialist aware of the status of the repairs; a loaner endoscope program; photo and/or video documentation of all major and any unexpected repairs; a quarterly scope status report; and detailed explanations accompanying equipment returns that explain the repairs performed, likely cause and suggested prevention measures. For our service and repair of both Fuse®. systems and third-party endoscopes, we offer the following two payment options:

- Our complete, or capitated, plan consists of a single annual fee that covers all repairs to the covered endoscopes, offers shipping and loaner endoscopes free of additional charges and offers a 24-hour turn-around-time for minor repairs; and

- Our flexible, fee-for-service plan, in many cases, offers a 24-hour turn-around-time for minor repairs, maintains a certified suite of loaner endoscopes and provides photo and video documentation to accompany each repair estimate.

Our state-of-the-art endoscope repair and maintenance centers are located in Nashville, Tennessee and Halstenbek, Germany. Our U.S. location serves our domestic customers and those international customers located in Latin America, while our location in Germany serves customers mainly located in Europe, the Middle East and Asia. Our Nashville repair and maintenance center employed 21 specialist technicians and our Halstenbek center employed 13 specialist technicians as of September 30, 2014.

GI pathology services

Our pathology laboratory is dedicated solely to the practice of GI pathology. Our College of American Pathology-accredited and CLIA-certified laboratory, located in Alpharetta, Georgia, combines state-of-the-art technology and a team of highly trained GI pathologists who specifically focus on GI diagnoses. We believe that our pathologists' and histotechnicians' specialized focus increases their expertise in GI pathology and improves the quality of diagnoses provided to patients. The pathology services performed by our laboratory include histology and specialty and immuno-histochemistry stains.

Our dedicated histotechnicians properly orient specimens and process multiple sections of biopsies to facilitate definitive diagnoses and also use color-coded diagnoses and organ mapping to provide easy-to-read information, enabling prompt treatment decisions. Throughout the entire diagnostic process, we employ a comprehensive approach across our team, fielding outbound calls from GI pathologists, responding to billing or service questions promptly, generally providing a 24- to 48-hour turn-around time for most diagnoses and offering GI specialists the ability to order supplies directly from our web-based portal. Unlike many other pathology laboratories, we make our medical director available for direct GI specialist access, including via mobile phone, and our pathologists personally telephone a submitting GI specialist to communicate any significant abnormal diagnosis. As a further customer convenience, our website provides 24-hour remote access to diagnostic summary reports for GI specialists. Our pathology services continues to grow, thereby providing opportunities to cement and expand our business relationships with GI specialists, including introducing them to new products and procedures.

Third-party coverage and reimbursement

For our GI pathology services, we bill third-party payors directly for laboratory testing services that we provide. For the imaging systems and single-use devices and products we sell, we do not directly bill third-party payors, such as Medicare, Medicaid and commercial payors.

Imaging systems and single-use devices and products

Our imaging system and single-use device and product customers, which include hospitals, physicians and other healthcare providers, directly bill third-party payors for reimbursement for GI services that they provide to their patients using our products. As a manufacturer of imaging systems and single-use devices and products, we do not control the billing practices of our customers.

Coverage for colonoscopy procedures provided by our imaging system and single-use device and product customers is generally well-established among third-party payors. For example, the Medicare program has covered colorectal cancer screening tests (including screening colonoscopies) since 1998, as required by Section 4104 of the Balanced Budget Act of 1997. Currently, Medicare covers screening colonoscopy procedures once every 24 months for beneficiaries who are at high risk for colorectal cancer, once every 120 months for beneficiaries who are at average risk for colorectal cancer and every 48 months after a previous flexible sigmoidoscopy. Medicare does not impose cost-sharing requirements on beneficiaries for screening colonoscopies unless the procedure results in the biopsy or removal of a polyp or growth during the same visit, in which case the procedure is considered diagnostic and a copay or coinsurance may be required. Also, Section 1001 of the ACA requires "non-grandfathered" group health plans (new plans sold or renewed on or after September 23, 2010) to cover certain preventative services, including screening colonoscopies, without cost-sharing requirements.

GI pathology services

Billing

The clinical laboratory component of our business directly bills third-party payors for the laboratory testing services that we provide on a fee-for-service basis. Billing for diagnostic testing services is complex. Clinical laboratories must bill a wide variety of third-party payors, each of which has different billing requirements. Private payors, such as health insurance companies, managed care companies and employers, impose contractual billing and coverage requirements. Government payors, such as Medicare, Medicaid and TriCare/CHAMPUS, also impose legal billing and coverage requirements. Other factors complicate our billing, including disparities in coverage levels across different benefit plans, different information requirements imposed by payors and incomplete or inaccurate information from ordering GI specialists. We incur considerable costs in managing this complexity. In addition, due to these complex rules, which often require us to obtain certain documentation prior to billing, and the challenges of obtaining necessary information from prescribing GI specialists, we are sometimes unable to submit claims for the services we provide. We incur additional costs as a result of our participation in government programs, such as Medicare and Medicaid, because diagnostic testing services are subject to complex, stringent and often ambiguous federal and state statutes, regulations and regulatory agency guidance. Changes in governing statutes and regulations could further increase our billing costs.

Reimbursement

In general, we receive payment for laboratory services from two sources: (i) private and governmental third-party payors, like insurance companies, employers, Medicare and Medicaid; and (ii) the patient, who often has cost-sharing obligations in the form of copayments or coinsurance or who may be fully responsible for payment in the absence of insurance coverage. For the year ended December 31, 2013, we received approximately 67% of our laboratory net revenue from private third-party payors, 26% from government programs and 7% from patient cost sharing.

Most of the services that we provide are anatomic pathology services, which are reimbursed under the Medicare Physician Fee Schedule, or MPFS, for traditional fee-for-service Medicare beneficiaries. Beneficiaries are responsible for applicable coinsurance and deductible amounts. The MPFS is based on assigned relative value units for each procedure or service, and an annually determined conversion factor is applied to the relative value units to calculate the reimbursement. The Sustainable Growth Rate, or SGR, formula used to calculate the conversion factor usually would result in a decrease in MPFS payments, unless Congress acts to prevent such reductions. On April 1, 2014, Congress enacted legislation to prevent SGR formula payment reductions through March 31, 2015. If Congress fails to act before March 31, 2015, or if it does not enact a long-term change to the SGR formula, then future decreases to MPFS payments are possible.

Reimbursement for anatomic pathology services is billed using Current Procedural Terminology, or CPT, codes, and our exclusive focus on GI pathology services enables us to limit our billing to only certain of the surgical pathology CPT codes that are available. Also, reimbursement using these limited CPT codes generally consists of two types of payments: (i) the "technical" component fee paid for the clinical laboratory testing portion of the service; and (ii) the "professional" component fee paid for the interpretation or "read" performed by a pathologist. We employ interpreting pathologists directly and therefore bill for both the technical component and the professional component in the substantial majority of cases. Some payors pay for the technical and professional components in separate payments, while other payors pay for both services through a single, combined payment referred to as a "global" payment. In 2013, the Centers for Medicare & Medicaid Services, or CMS, reduced the relative value units for the "technical component" of CPT 88305, the primary surgical pathology code which we bill to the Medicare program, which reduced the "technical component" of the payment by about 52%, and decreased overall Medicare payment for the service by 33%.

Government payors, such as Medicare and Medicaid, have implemented measures to control expenditures for healthcare services, including for anatomical pathology testing services. For example, Medicare has adopted policies under which it does not pay for many commonly ordered clinical tests unless the ordering physician has provided an appropriate diagnosis code supporting the medical necessity of the test. Physicians are required by law to provide diagnostic information when they order clinical tests for Medicare and Medicaid patients.

In addition to such cost control methods, the Medicare and Medicaid programs have sought to control costs by promoting the use of private contractors to sponsor health plans offering Medicare and Medicaid coverage. Historically, the vast majority of Medicare and Medicaid beneficiaries were covered under the traditional Medicare and Medicaid programs pursuant to which healthcare services are reimbursed directly to providers by federal and state governments or their contractors. Reimbursement from traditional Medicare and Medicaid programs represented approximately 20% of our laboratory net revenues during 2013. Increasingly in recent years, however, Medicare beneficiaries have enrolled in private managed care plans, known as "Medicare Advantage" plans, for their Medicare coverage. Private contractors sponsor Medicare Advantage and are responsible for contracting with and making payments directly to providers. States also have established private managed care programs and often require that most Medicaid beneficiaries enroll in such programs. These private managed care programs for Medicare and Medicaid beneficiaries are intended to use typical managed care cost control measures to limit federal and state spending for healthcare. In 2013, we received approximately 7% of our net revenue from Medicare and Medicaid managed care plans.

When we are out-of-network, the patient typically has greater responsibility for payment through increased coinsurance, and it typically is more difficult and time consuming to collect payment from patients than it is to collect payment from the plan. For this reason, it will be important for us to focus on obtaining network provider status as often as possible. We will encounter obstacles from plans that contract with one of our competitors on an exclusive basis to provide in-network clinical laboratory services, which may have a negative impact on revenue growth.

We are likely to continue to face downward pressure on reimbursement levels for clinical laboratory pathology testing services, both through reductions in payment rates and through the implementation of utilization review, documentation and other requirements designed to limit the circumstances under which such services are eligible to be reimbursed. We will need to manage our costs effectively in order to address the pressure from private and government payors to reduce healthcare spending.

We also may be subject to billing audits by government program payors or their contractors, which could result in determinations that we have been overpaid by those programs and potentially could also result in sanctions for failure to comply with applicable statutes and regulations, which could include: (i) civil monetary penalties; (ii) loss of various licenses, certifications or other approvals necessary to operate our laboratory business; or (iii) exclusion from participation in government healthcare programs, including Medicare and Medicaid. If we were found to have submitted claims knowing that they were not eligible to be paid under government healthcare programs, we could be subject to liability under the federal False Claims Act and be subject to penalties of from $5,500 to $11,000 per claim plus damages of up to three times the amount of payment claimed. We have established compliance programs to monitor compliance with applicable legal requirements and will need to remain vigilant in our efforts to monitor, detect and correct potential compliance problems.

Sales and marketing

We market and sell our broad platform of complementary GI products and services globally through a highly adaptable sales organization. We employ a team of over 100 experienced sales and marketing professionals in the United States and Germany, including a 72 member salesforce. In international markets, we sell through more than 25 distributors and employ a team of over 10 experienced sales and marketing representatives in Germany who together serve our markets in Europe, the Middle East, Latin America and Asia. We currently generate revenue in more than 25 countries globally.

While we believe our U.S. sales organization provides us with broad coverage of the domestic market, we believe we have the opportunity to both expand our footprint and provide deeper penetration in our sales territories. Our U.S. sales organization consists of sales professionals who are experienced in the medical technology industry, many of whom have demonstrated previous sales success working with other medical technology manufacturers. Furthermore, we believe our future success will be directly dependent upon the sales and marketing efforts of our employees. In order to generate our anticipated sales, we will need to expand the size and geographic scope of our direct sales organization.

Once hired, the training process for new sales representatives is lengthy because it requires significant education to achieve the level of clinical competency with our products expected by GI specialists. In addition to general sales and marketing training, we provide our sales organization with comprehensive, hands-on training sessions on the clinical benefits of our products. We are still in the process of transitioning our sales force from selling less expensive single use products to nurses and procedure room supervisors to also selling more complex capital equipment (such as our Fuse® system) to GI specialists and senior administrators.

As an illustration of our sales and marketing organization's plans in penetrating the market, a number of our GI specialist customers use the Fuse® system as a marketing tool to drive patient traffic to their practices. For instance, GI specialists are marketing their services by advertising the ability of the Fuse® system "to see more of the GI tract than ever before" as well as to "detect significantly more polyps than a standard endoscope," while other campaigns employ billboards to exhort patients to "Insist on Fuse®." We prepare marketing kits to support GI specialists interested in advertising Fuse® in their local markets.

Our U.S. sales directors, managers and sales representatives have compensation arrangements that include base salaries, bonuses and commissions. We believe the continued adoption of our Fuse® technology represents a compelling opportunity for us to attract additional highly-qualified sales and marketing personnel and international distributors and expand exclusive commitments to our portfolio. We expect that our Fuse® technology will also provide the opportunity for us to broaden our geographic coverage and market penetration.

GI specialist referrals and peer-to-peer education and training are important components of our sales and marketing strategy. We have marketing programs targeted at appropriately educating medical professionals who in many instances represent the primary point of contact with the GI patient.

GI specialist education

We market our platform of GI products and services to GI specialists worldwide, and our active involvement within the global GI specialist community is a key element of our strategy to broaden the use of our platform. We are committed to advancing the science of our technologies and we focus our efforts within the GI specialist community to provide quality specialist education and training on our GI products and the procedures in which they are used, implementing specialist feedback into our product development process. We believe that our success has been and will continue to be driven by the quality of our products and reputation within the GI specialist community.

We schedule educational sessions on an as requested basis for groups of interested GI specialists and make our educational programs for GI specialists available at industry trade shows. We conduct training in connection with new Fuse® system installations and sales. Our educational and training programs utilize our Fuse® system, including an EndoChoice-designed colon model within which a GI specialist can manipulate a Fuse® colonoscope and simulate the steps of a colonoscopy with unique veracity, without requiring dedicated facilities, or suitable cadavers. At industry trade shows and other events we also offer a Fuse® Challenge, where a GI specialist can perform a mock procedure in a colon model with the Fuse® system as well as with a single monitor view, as would be typical with a standard colonoscope.

Our educational programs for GI specialists also include approved patient indications and contra-indications for our products, overviews of the features and clinical benefits of our GI platform and review of clinical examples of procedures involving our products. For many of our international markets, these events represent training opportunities for GI specialists who otherwise may not have access in their local markets to training on advanced techniques in which our products are used.

In addition to GI specialist educational programs, we consult with GI specialists and actively solicit their feedback throughout the entire product development process. We also work with GI specialists and other healthcare professionals in the area of clinical research in order to gain a better understanding of the safety and

efficacy of products we offer through our GI platform, and support the necessary requirements for product clearances and registrations internationally.

We are an active participant within the GI industry, and regularly support and maintain a presence at numerous national and regional professional society congresses, such as Digestive Disease Week. At these meetings, we meet with current and potential specialist users, demonstrate the clinical benefits of our products and generate awareness among these societies as to the clinical benefits of our GI platform, including our Fuse® system and complementary GI products and services.

Product development and research

We commenced commercial operations in 2008 and have developed a broad product platform, consisting of devices, infection control and imaging systems for specialists treating a wide range of GI diseases. Our founders had significant experience in the GI endoscopy market, and their goal was to develop innovative technologies and to offer a broad product portfolio, in an effort to become the first platform company in GI endoscopy. Our product development department leverages our design and development expertise in close collaboration with GI specialists, to design, develop and launch innovative technologies.

Our research and development team engages in close collaboration with physician advisory groups consisting of active GI specialists. The historical relationship of our design team with GI specialists enables our design engineers to engage in frequent dialogue with these specialists both in and out of clinical settings, and allows us to gain significant design feedback and clinical experience efficiently. Our product development team also includes a U.S. team focused on interacting with U.S. GI specialists, designing technologies specific to the U.S. market and supporting U.S. product introductions and product management. Our product development experience, incorporating European, Israeli and United States inputs, is a key component of our ability to design differentiated and clinically beneficial technologies for the global GI endoscopy market. We also have dedicated clinical and regulatory personnel who work in parallel with our product development team to facilitate regulatory clearances and market registrations. In addition, we expect that our product pipeline and ongoing development efforts will enhance our existing product platform and enable us to continue to address the evolving needs of the GI endoscopy market. For the years ended December 31, 2012 and 2013, we spent $1.7 million and $16.6 million, respectively, on research and development. We believe our ability to launch many new products over the past several years distinguishes us from our competitors.

Competition

We believe the market for endoscopy products and services is fragmented and underserved by our competitors. As such, we believe that we are in a unique position as the only company exclusively focused on servicing the entire GI procedure cycle through our broad and innovative product platform. Many of our competitors are either large, multinational companies for which GI represents only a portion of a larger business, or niche players focused on a small portion of the market. Accordingly, our competitors are generally varied as to product and service lines, as categorized below.

Imaging systems. In the imaging market, our significant competitors include standard and alternative endoscope manufacturers, such as Olympus, Fujifilm, Pentax and Karl Storz, which together represent a significant portion of the GI endoscopy market. In particular, each of these significant competitors have products that directly compete with our Fuse® system, including EVIS EXERA III from Olympus, EXPX-2500 from Fujifilm and Pentax's RetroView Colonoscope. There is also the potential for new entrants to the market, particularly those based in China, as manufacturing capabilities grow.

Therapeutic devices. In the device market, our significant competitors include Boston Scientific, Cook Medical, Olympus, Medivators/Cantel, and Steris/US Endoscopy, all of which sell GI endoscopy devices. At any time, these and other potential market entrants may develop new devices or treatment alternatives that may compete directly with our GI products.

Infection control products. In the infection control market, our significant competitors include Medivators/ Cantel, Ruhof, Medline, Cardinal Health and Steris/US Endoscopy, all of which sell infection control products that directly compete with our product offerings, including procedure kits, personal protection products, enzymatics and high-level disinfectants.

Diagnostics. The diagnostics market, including pathology services, is highly fragmented. Our primary competitors include GI groups with in-office pathology labs, independent pathology labs, hospital-based pathology labs and large diagnostic companies, including LabCorp and Quest Diagnostics.

Even with our broad platform of products and services, our ability to compete effectively will depend on the acceptance and use of our products by GI specialists.

In addition, in the future we may compete with alternative GI disease screening methods, including the non-invasive testing methods described below.

Stool tests. Some western European countries have introduced a preliminary step before colonoscopy into their prescribed screening programs. In these countries the patient is first asked to perform an "at home" stool test referred to as either a fecal occult blood test, or FOBT, or fecal immunochemical test, or FIT. A physician interprets the results and, if positive, the patient is instructed to proceed to a colonoscopy. In the United States, FOBT and FIT are sometimes used as adjuncts to colonoscopy, but insurance companies generally do not require their use prior to screening colonoscopy. FDA recently approved a non-invasive, DNA-based stool test for use in the United States as an alternative option to screen for colorectal cancer. The newly approved product detects hemoglobin, a protein molecule that is a component of blood as well as certain mutations associated with colorectal cancer, in the DNA of cells shed by advanced adenomas as stool moves through the large intestine and rectum. If a polyp or colon cancer is detected through a stool test, the patient is instructed to proceed to a colonoscopy procedure.

Pill camera. Other competitors have introduced pill camera technologies as another alternative method of screening the GI tract for polyps. In this screening method, the patient swallows a pill that houses a battery, light and lenses, which travels through the GI tract while wirelessly transmitting images to a specialist. The patient must limit physical activity during the approximate 10 hours that it takes the pill to travel through the GI tract. If any colon abnormalities are detected through pill camera screening, the patient is instructed to proceed to a colonoscopy procedure.

Radiology scans. Another alternative procedure to screen for pre-cancerous polyps is use of scans, including computed tomography, or CT, or magnetic resonance imaging, or MRI, scans. In both cases, a specialist takes a scan of the patient's GI tract and analyzes the results for the presence of any colon abnormalities. If any colon abnormalities are detected, the patient is instructed to proceed to a colonoscopy procedure.

We do not believe that these alternative methods will replace endoscopy as the primary screening method for GI disease. Yet, if they are adopted by a greater number of specialists and physicians, our business may be negatively impacted. While the advent of these types of non-invasive tests is potentially competitive, we also believe that these types of tests could drive further awareness of GI diseases and possibly lead to an increase in colonoscopies as the National Colorectal Cancer Roundtable seeks to achieve its goal of increasing colorectal cancer screening rates from approximately 60% to 80% by 2018.

Intellectual property

We actively seek to protect the intellectual property we believe is important to our business, including seeking and maintaining patents that cover our products. We also rely on trademarks to build and maintain the integrity of our brand.

As of   , 2015, we own approximately 29 issued patents, 8 of which are U.S. patents. We own approximately 104 pending patent applications, including 74 pending U.S. patent applications and 19 International Patent Cooperation Treaty applications. All of our issued U.S. patents expire between 2021 and 2032. The following table details our issued patents and pending patent applications for our current and future products, including our Fuse® system, therapeutic devices and infection control products, as of   , 2015.

	All issued patents	Issued patents in U.S.	All pending patent applications	Pending patent applications in U.S.
Fuse® system	5	1	89	64
Therapeutic devices	17	5	11	9
Infection control products	7	2	4	1
Total	29	8	104	74

As of December 31, 2014, we own approximately 51 trademark registrations, of which 33 are U.S. trademark registrations. We also own 3 pending U.S. trademark applications and 47 pending foreign trademark applications.

We also rely on trade secrets and other unpatented proprietary rights to develop and maintain our competitive position. We seek to protect our unpatented proprietary rights through a variety of methods, including confidentiality agreements with employees, consultants and others who may have access to our proprietary information. We also require our employees to execute invention assignment agreements with respect to inventions arising from their employment.

We cannot guarantee that any patents or trademarks will issue or be registered, respectively, from our pending or future applications for such intellectual property. Even if such patents or trademarks are respectively issued or registered, we cannot guarantee that they, or any of our other intellectual property, will provide us with any meaningful protection or competitive advantage. Our intellectual property could be challenged, invalidated, circumvented, infringed or misappropriated. In addition, third parties have claimed, and in the future may claim, that we, our customers, licensees or other parties indemnified by us are infringing upon their intellectual property rights. For a discussion of these risks, please see "Risk factors—Risks related to our intellectual property."

Manufacturing and supply

We manufacture and assemble the Fuse® endoscopes at our international headquarters and manufacturing facility in Halstenbek, Germany. We also maintain manufacturing capabilities in Caesarea, Israel and assemble products in the United States at our facilities in Alpharetta, Georgia and Reno, Nevada.

Outside suppliers are the source for most of the components and some sub-assemblies in the production of our Fuse® system and other products. We generally do not have long-term contracts with our suppliers and they are not required to provide us with any guaranteed minimum production levels. We have redundant manufacturing capabilities for many of our products to ensure our inventory needs are met while maintaining high quality, including certain components of the Fuse® system. However, we currently rely on a small number of limited or single source suppliers. Each limited or single source supply agreement has terms in excess of one year and none of these agreements may be terminated by the supplier other than for cause. To date, we have not experienced difficulties in locating and obtaining the materials necessary to meet demand for our products and we believe manufacturing capacity is sufficient to meet global market demand for our products for the foreseeable future.

We also utilize third-party manufactures for some of our products, including esophageal and biliary stent systems and items contained in our EndoKits®. We believe our third-party manufacturers meet FDA,

International Organization for Standardization, or ISO, and other quality standards. We maintain internal policies, procedures and supplier management processes to ensure that our third-party manufacturers are meeting applicable quality standards. We believe these manufacturing relationships allow us to work with suppliers who have well-developed specific competencies while minimizing our capital investment, controlling costs and shortening cycle times, all of which we believe allows us to compete with larger volume manufacturers of GI devices and products.

There are a limited number of suppliers and third-party manufacturers that operate under FDA's QSR requirements, maintain ISO certifications and have the necessary expertise and capacity to manufacture our products. We select our suppliers carefully and frequently conduct on-site reviews to ensure that our suppliers meet our internal quality control standards. Our internal quality assurance group conducts comprehensive examinations of prospective supplier facilities. In addition, we and our suppliers are subject to periodic unannounced inspections by U.S. and international regulatory authorities to ensure compliance with quality system regulations.

Government regulation

Our business is subject to extensive federal, state, local and foreign laws and regulations including those relating to the protection of the environment, health and safety. Some of the pertinent laws have not been definitively interpreted by the regulatory authorities or the courts, and their provisions are open to a variety of subjective interpretations. In addition, these laws and their interpretations are subject to change or new laws may be enacted.

Both federal and state governmental agencies continue to subject the healthcare industry to intense regulatory scrutiny, including heightened civil and criminal enforcement efforts. We believe that we have structured our business operations and relationships with our customers to comply with all applicable legal requirements. However, it is possible that governmental entities or other third parties could interpret these laws differently and assert otherwise. We discuss below the statutes and regulations that are most relevant to our business.

U.S. Food and Drug Administration (FDA) regulation of medical devices

The Federal Food, Drug and Cosmetic Act, or FDCA, and FDA regulations establish a comprehensive system for the regulation of medical devices intended for human use. Our products include medical devices that are subject to these, as well as other federal, state, local and foreign, laws and regulations. FDA is responsible for enforcing the laws and regulations governing medical devices. Our regulated medical devices include our imaging systems, substantially all of our single-use infection control products and all of our single-use therapeutic products.

FDA classifies medical devices into one of three classes—Class I, Class II, or Class III—depending on their level of risk and the types of controls that are necessary to assure device safety and effectiveness. The class assignment determines the type of premarketing submission or application, if any, that will be required before marketing in the United States.

- Class I devices present a low risk and are not life-sustaining or life-supporting. The majority of Class I devices are subject only to "general controls" —e.g., prohibition against adulteration and misbranding, registration and listing, good manufacturing practices, labeling, and adverse event reporting. General controls are baseline requirements that apply to all classes of medical devices.

- Class II devices present a moderate risk and are devices for which general controls alone are not sufficient to provide a reasonable assurance of safety and effectiveness. Devices in Class II are subject to both general controls and "special controls" —e.g., special labeling, compliance with industry standards, and postmarket surveillance. Unless exempted, Class II devices typically require FDA clearance before marketing, through the premarket notification (510(k)) process.

- Class III devices present the highest risk. These devices generally are life-sustaining, life-supporting, or for a use that is of substantial importance in preventing impairment of human health, or present a potential unreasonable risk of illness or injury. Class III devices are devices for which general controls, by themselves, are insufficient and for which there is insufficient information to establish special controls to provide a reasonable assurance of safety and effectiveness. Class III devices are subject to general controls and typically require approval of a premarket approval application before marketing.

Unless it is exempt from premarket review requirements, a medical device must receive marketing authorization from FDA prior to being commercially distributed in the United States. The most common pathways for obtaining marketing authorization are 510(k) clearance and premarket approval, or PMA.

510(k) pathway

Currently, all of our regulated products are subject to the 510(k) requirement or are exempt from the 510(k) requirement. The 510(k) review process compares a new device to a legally marketed device. Through the 510(k) process, FDA determines whether a new medical device is "substantially equivalent" to a legally marketed device (i.e., predicate device) that is not subject to PMA requirements. "Substantial equivalence" means that the proposed device has the same intended use as the predicate device and the same or similar technological characteristics and the information submitted in the 510(k) demonstrates that the proposed device is as safe and effective as the predicate device, and the proposed device does not raise different questions of safety and effectiveness than the predicate device.

To obtain 510(k) clearance, we must submit a 510(k) application containing sufficient information and data to demonstrate that our proposed device is substantially equivalent to a legally marketed predicate device. These data generally include non-clinical performance testing (e.g., software validation, animal testing electrical safety testing), but may also include clinical data. Typically, it takes three to twelve months for FDA to complete its review of a 510(k) submission; however, it can take significantly longer and clearance is never assured. During its review of a 510(k), FDA may request additional information, including clinical data, which may significantly prolong the review process. After completing its review of a 510(k), FDA may issue an order, in the form of a letter, that finds the device to be either (1) substantially equivalent and states that the device can be marketed in the United States, or (2) not substantially equivalent and states that device cannot be marketed in the United States. Depending upon the reasons for the not substantially equivalent finding, the device may need to be approved through the PMA pathway (discussed below) prior to commercialization. We have received FDA clearances for our Fuse® system for diagnostic visualization of the upper and lower digestive tract. The Fuse® system is also cleared to provide access for therapeutic interventions using standard endoscopy tools.

After a device receives 510(k) clearance, any modification that could significantly affect the safety or effectiveness of the device, or that would constitute a major change in its intended use, requires submission and clearance of a new 510(k). FDA relies on each manufacturer to make and document this determination initially, but FDA can review any such decision and can disagree with a manufacturer's determination. We have made and plan to continue to make minor product enhancements that we believe do not require new 510(k) clearances. If FDA disagrees with our determination regarding whether a new 510(k) clearance was required for these modifications, we may need to cease marketing and/or recall the modified device. FDA may also subject us to other enforcement actions, including, but not limited to, issuing a warning letter or untitled letter to us, seizing our products, imposing civil penalties, or initiating criminal prosecution.

Premarket approval pathway

We currently do not market any devices that are subject to PMA requirements. Unlike the comparative standard of the 510(k) pathway, the PMA approval process requires an independent demonstration of the safety and effectiveness of a device. PMA is the most stringent type of device marketing application required by FDA. PMA approval is based on a determination by FDA that the PMA contains sufficient valid scientific evidence to assure that the device is safe and effective for its intended use(s). A PMA application generally includes extensive information about the device including the results of clinical testing conducted on the device and a detailed description of the manufacturing process.

After a PMA application is accepted for review, FDA begins an in-depth review of the submitted information. FDA regulations provide 180 days to review the PMA and make a determination; however, in reality, the review time is normally longer (e.g., 1-3 years). During this review period, FDA may request additional information or clarification of information already provided. Also during the review period, an advisory panel of experts from outside FDA may be convened to review and evaluate the data supporting the application and provide recommendations to FDA as to whether the data provide a reasonable assurance that the device is safe and effective for its intended use. In addition, FDA generally will conduct a preapproval inspection of the manufacturing facility to ensure compliance with the Quality System Regulation, or QSR, which imposes comprehensive development, testing, control, documentation and other quality assurance requirements for the design and manufacturing of a medical device.

Based on its review, FDA may (1) issue an order approving the PMA, (2) issue a letter stating the PMA is "approvable" (e.g., minor additional information is needed), (3) issue a letter stating the PMA is "not approvable," or (4) issue an order denying PMA. A company may not market a device subject to PMA review until FDA issues an order approving the PMA. As part of a PMA approval, FDA may impose post-approval conditions intended to ensure the continued safety and effectiveness of the device including, among other things, restrictions on labeling, promotion, sale and distribution, and requiring the collection of additional clinical data. Failure to comply with the conditions of approval can result in materially adverse enforcement action, including withdrawal of the approval.

Most modifications to a PMA approved device, including changes to the design, labeling, or manufacturing process, require prior approval before being implemented. Prior approval is obtained through submission of a PMA supplement. The type of information required to support a PMA supplement and FDA's time for review of a PMA supplement vary depending on the nature of the modification.

Clinical trials

Clinical trials of medical devices in the United States are governed by FDA's Investigational Device Exemption, or IDE, regulation. This regulation places significant responsibility on the sponsor of the clinical study including, but not limited to, choosing qualified investigators, monitoring the trial, submitting required reports, maintaining required records, and assuring investigators obtain informed consent, comply with the study protocol, control the disposition of the investigational device, submit required reports, etc.

Clinical trials of significant risk devices (e.g., implants, devices used in supporting or sustaining human life, devices of substantial importance in diagnosing, curing, mitigating or treating disease or otherwise preventing impairment of human health) require FDA and Institutional Review Board, or IRB, approval prior to starting the trial. FDA approval is obtained through submission of an IDE application. Clinical trials of non-significant risk, or NSR, devices (i.e. devices that do not meet the regulatory definition of a significant risk device) only require IRB approval before starting. The clinical trial sponsor is responsible for making the initial determination of whether a clinical study is significant risk or NSR; however, a reviewing IRB and/or FDA may review this decision and disagree with the determination.

An IDE application must be supported by appropriate data, such as performance data, animal and laboratory testing results, showing that it is safe to evaluate the device in humans and that the clinical study protocol is scientifically sound. There is no assurance that submission of an IDE will result in the ability to commence clinical trials. Additionally, after a trial begins, FDA may place it on hold or terminate it if, among other reasons, it concludes that the clinical subjects are exposed to an unacceptable health risk.

As noted above, FDA may require a company to collect clinical data on a device in the postmarket setting. The collection of such data may be required as a condition of PMA approval. FDA also has the authority to order, via a letter, a postmarket surveillance study for certain devices at any time after they have been cleared or approved. We expect to launch clinical trials subject to the IDE regulations for future devices. Also, our devices are not currently subject to any required postmarket surveillance studies.

Pervasive and continuing FDA regulation

After a device is placed on the market, regardless of its classification or premarket pathway, numerous additional FDA requirements generally apply. These include, but are not limited to:

- Establishment registration and device listing requirements;

- Quality System Regulation, or QSR, requirements, which govern the methods used in, and the facilities and controls used for, the design, manufacture, packaging, labeling, storage, installation, and servicing of finished devices;

- Labeling requirements, which mandate the inclusion of certain content in device labels and labeling, and which also prohibit the promotion of products for uncleared or unapproved, i.e., "off-label," uses;

- Medical Device Reporting, or MDR, regulation, which requires that manufacturers and importers report to FDA if their device may have caused or contributed to a death or serious injury or malfunctioned in a way that would likely cause or contribute to a death or serious injury if it were to recur; and

- Reports of Corrections and Removals regulation, which requires that manufacturers and importers report to FDA recalls (i.e., corrections or removals) if undertaken to reduce a risk to health posed by the device or to remedy a violation of the FDCA that may present a risk to health; manufacturers and importers must keep records of recalls that they determine to be not reportable.

FDA enforces these requirements by inspection and market surveillance. Failure to comply with applicable regulatory requirements can result in enforcement action by FDA, which may include, but is not limited to, the following sanctions:

- Untitled letters or warning letters;

- Fines, injunctions and civil penalties;

- Recall or seizure of our products;

- Operating restrictions, partial suspension or total shutdown of production;

- Refusing our request for 510(k) clearance or premarket approval of new products;

- Withdrawing 510(k) clearance or premarket approvals that are already granted; and

- Criminal prosecution.

We are subject to unannounced device inspections by FDA, as well as other regulatory agencies overseeing the implementation of and compliance with applicable state public health regulations. These inspections may include our suppliers' facilities.

International

International sales of medical devices are subject to foreign government regulations, which vary substantially from country to country. In order to market our products in other countries, we must obtain regulatory approvals and comply with extensive safety and quality regulations in other countries. The time required to obtain approval by a foreign country may be longer or shorter than that required for FDA clearance or approval, and the requirements may differ. The European Union/European Economic Area, or EU/EEA, requires a CE conformity mark in order to market medical devices. Many other countries, such as Australia, India, New Zealand, Pakistan and Sri Lanka, accept CE or FDA clearance or approval, although others, such as Brazil, Canada and Japan require separate regulatory filings.

In the EEA, our devices are required to comply with the essential requirements of the EU Medical Devices Directive. Compliance with these requirements entitles us to affix the CE conformity mark to our medical devices, without which they cannot be commercialized in the EEA. To demonstrate compliance with the essential requirements and obtain the right to affix the CE conformity mark we must undergo a conformity assessment procedure, which varies according to the type of medical device and its classification. Except for low risk medical devices (Class I), where the manufacturer can issue an EC Declaration of Conformity based on a self-assessment of the conformity of its products with the essential requirements of the Medical Devices Directive, a conformity assessment procedure requires the intervention of a Notified Body, which is an organization accredited by a Member State of the EEA to conduct conformity assessments. The Notified Body would typically audit and examine the quality system for the manufacture, design and final inspection of our devices before issuing a certification demonstrating compliance with the essential requirements. Based on this certification we can draw up an EC Declaration of Conformity which allows us to affix the CE mark to our products.

Further, the advertising and promotion of our products in the EEA is subject to the laws of individual EEA Member States implementing the EU Medical Devices Directive, Directive 2006/114/EC concerning misleading and comparative advertising, and Directive 2005/29/EC on unfair commercial practices, as well as other EEA Member State laws governing the advertising and promotion of medical devices. These laws may limit or restrict the advertising and promotion of our products to the general public and may impose limitations on our promotional activities with healthcare professionals.

Sales and marketing commercial compliance

Federal anti-kickback laws and regulations prohibit, among other things, persons from knowingly and willfully soliciting, receiving, offering or paying remuneration, directly or indirectly, in exchange for, or to induce either the referral of an individual, or the purchase, order or recommendation of, any good or service paid for under federal healthcare programs such as the Medicare and Medicaid programs. Possible sanctions for violation of these anti-kickback laws include monetary fines, civil and criminal penalties, exclusion from Medicare and Medicaid programs and forfeiture of amounts collected in violation of such prohibitions.

In addition, federal false claims laws prohibit any person from knowingly presenting, or causing to be presented, a false claim for payment to the federal government, or knowingly making, or causing to be made, a false statement to get a false claim paid. Off-label promotion has been pursued as a violation of the federal false claims laws. Pursuant to FDA regulations, we can only market our products for cleared or approved uses. Although surgeons are permitted to use medical devices for indications other than those cleared or approved by FDA based on their medical judgment, we are prohibited from promoting products for such off-label uses. Additionally, the majority of states in which we market our products have similar anti-kickback, false claims, anti-fee splitting and self-referral laws, which may apply to items or services reimbursed by any third-party payor, including commercial insurers, and violations may result in substantial civil and criminal penalties.

To enforce compliance with the federal laws, the U.S. Department of Justice, or DOJ, has increased its scrutiny of interactions between healthcare companies and healthcare providers which has led to an unprecedented level of investigations, prosecutions, convictions and settlements in the healthcare industry. Dealing with investigations can be time- and resource-consuming. Additionally, if a healthcare company settles an investigation with the DOJ or other law enforcement agencies, the company may be required to agree to additional compliance and reporting requirements as part of a consent decree or corporate integrity agreement.

The United States and foreign government regulators have increased regulation, enforcement, inspections and governmental investigations of the medical device industry, including increased U.S. government oversight and enforcement of the Foreign Corrupt Practices Act. Whenever a governmental authority concludes that we are not in compliance with applicable laws or regulations, that authority can impose fines, delay or suspend regulatory clearances, institute proceedings to detain or seize our products, issue a recall, impose operating restrictions, enjoin future violations and assess civil penalties against us or our officers or employees and can recommend criminal prosecution. Moreover, governmental authorities can ban or request the recall, repair, replacement or refund of the cost of devices we distribute.

Additionally, the commercial compliance environment is continually evolving in the healthcare industry as some states, including California, Massachusetts and Vermont, mandate implementation of corporate compliance programs, along with the tracking and reporting of gifts, compensation and other remuneration to physicians. The ACA also imposes new reporting and disclosure requirements on device manufacturers for any "transfer of value" made or distributed to prescribers and other healthcare providers, effective March 30, 2013. Such information will be made publicly available in a searchable format beginning September 30, 2013. Device manufacturers will also be required to report and disclose any investment interests held by physicians and their family members during the preceding calendar year. Failure to submit required information may result in civil monetary penalties of up to an aggregate of $150,000 per year (and up to an aggregate of $1 million per year for "knowing failures"), for all payments, transfers of value or ownership or investment interests not reported in an annual submission. The shifting compliance environment and the need to build and maintain robust and expandable systems to comply in multiple jurisdictions with different compliance and/or reporting requirements increases the possibility that a healthcare company may run afoul of one or more of the requirements.

Healthcare fraud and abuse

Healthcare fraud and abuse laws apply to our business when a customer submits a claim for an item or service that is reimbursed under Medicare, Medicaid or most other federally-funded healthcare programs. The federal Anti-Kickback Statute prohibits unlawful inducements for the referral of business reimbursable under federally-funded healthcare programs, such as remuneration provided to physicians to induce them to use certain tissue products or medical devices reimbursable by Medicare or Medicaid. The Anti-Kickback Statute is subject to evolving interpretations. For example, the government has enforced the Anti-Kickback Statute to reach large settlements with healthcare companies based on sham consultant arrangements with physicians. The majority of states also have anti-kickback laws which establish similar prohibitions that may apply to items or services reimbursed by any third-party payor, including commercial insurers. Further, the recently enacted Patient Protection and Affordable Care Act, as amended by the Health Care and Education Affordability Reconciliation Act, collectively, the ACA, among other things, amends the intent requirement of the federal anti-kickback and criminal healthcare fraud statutes. A person or entity no longer needs to have actual knowledge of this statute or specific intent to violate it. In addition, the ACA provides that the government may assert that a claim including items or services resulting from a violation of the federal anti-kickback statute constitutes a false or fraudulent claim for purposes of the false claims statutes. If a governmental authority were to conclude that we are not in compliance with applicable laws and regulations, we and our officers and employees could be subject to severe criminal and civil penalties including, for example, exclusion from participation as a supplier of product to beneficiaries covered by Medicare or Medicaid.

While only a small percentage of our sales are related to physician owners or facilities at which they perform services, even the opportunity for a physician to earn a profit, including through an investment in an entity for which he or she generates business, including the company, could constitute illegal remuneration under the Anti-Kickback Statute. Federal authorities have particularly raised concerns about health care companies with ownership interests held by physicians who may purchase or use the company's products to the extent that such ownership arrangements "exhibit questionable features" such as (1) selecting investors because they are in a position to generate substantial business for the company, (2) requiring investors who cease to be in a position to generate business for the company to divest their ownership interests, and/or (3) distributing extraordinary returns on investment to physician owners compared to the level of risk involved in their investment. If a governmental authority were to conclude that the investments by certain physicians in the company demonstrated any indicia of these types of questionable features, we could be subjected to scrutiny under the Anti-Kickback Statute and such authority could conclude that we are not in compliance with the Anti-Kickback Statute regulations as a result of our ownership structure. While we do have a limited number of investors who are physicians who could potentially be in a position to generate sales of our products, sales to physician investors in the company and/or to institutions with which they are affiliated are not a material source of revenue for us.

In addition to the Anti-Kickback Statute, the federal physician self-referral statute, commonly known as the Stark Law, prohibits physicians who have a financial relationship with an entity, including an investment, ownership or compensation relationship, from referring Medicare patients for designated health services, which include clinical pathology services, unless an exception applies. Similarly, entities may not bill Medicare or any other party for services furnished pursuant to a prohibited referral. Many states have their own self-referral laws as well, which in some cases apply to all third-party payers, not just Medicare and Medicaid. If a governmental authority were to conclude that we are not in compliance with the Stark Law or state self-referral laws and regulations, our pathology laboratory business could be subject to severe financial consequences, including the obligation to refund amounts billed to third-party payers in violation of such laws, civil penalties and potentially also exclusion from participation in government healthcare programs like Medicare and Medicaid. The Stark Law often is enforced through lawsuits brought under the Federal False Claims Act, violations of which trigger significant monetary penalties and treble damages.

Additionally, the civil False Claims Act prohibits knowingly presenting or causing the presentation of a false, fictitious or fraudulent claim for payment to the U.S. government. Actions under the False Claims Act may be brought by the Attorney General or as a qui tam action by a private individual in the name of the government. Violations of the False Claims Act can result in very significant monetary penalties and treble damages. The federal government is using the False Claims Act, and the accompanying threat of significant liability, in its investigations of healthcare providers and suppliers throughout the country for a wide variety of Medicare billing practices, and has obtained multi-million and multi-billion dollar settlements in addition to individual criminal convictions. Given the significant size of actual and potential settlements, it is expected that the government will continue to devote substantial resources to investigating healthcare providers' and suppliers' compliance with the healthcare reimbursement rules and fraud and abuse laws.

Health information privacy

The federal Health Insurance Portability and Accountability Act of 1996, or HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act of 2009, or HITECH, and their respective implementing regulations, impose requirements on certain covered healthcare providers, health plans and healthcare clearinghouses, known as covered entities, as well as their business associates that perform services for them that involve individually identifiable health information. The HIPAA privacy and security regulations, including the expanded requirements under HITECH, establish comprehensive federal standards with respect to the use and disclosure of protected health information by covered entities and their business associates, in addition to setting standards to protect the confidentiality, integrity and security of protected health information. We maintain protected health information of patients through our clinical pathology services and potentially through the use of our Fuse® system and, accordingly, are subject to regulation under HIPAA.

We have implemented policies and procedures related to compliance with the HIPAA privacy and security regulations, as required by law. The privacy and security regulations establish a "floor" and do not supersede state laws that are more stringent. Therefore, we are required to comply with both federal privacy and security regulations and varying state privacy and security laws. In addition, for healthcare data transfers from other countries relating to citizens of those countries, we must comply with the laws of those other countries. The federal privacy regulations restrict our ability to use or disclose patient identifiable laboratory data, without patient authorization, for purposes other than payment, treatment or healthcare operations (as defined by

123

HIPAA), except for disclosures for various public policy purposes and other permitted purposes outlined in the privacy regulations. HIPAA, as amended by HITECH, provides for significant fines and other penalties for wrongful use or disclosure of protected health information in violation of the privacy and security regulations, including potential civil and criminal fines and penalties. If we do not comply with existing or new laws and regulations related to protecting the privacy and security of health information, we could be subject to monetary fines, civil penalties or criminal sanctions. In addition, other federal and state laws that protect the privacy and security of patient information may be subject to enforcement and interpretations by various governmental authorities and courts resulting in complex compliance issues. For example, we could incur damages under state laws pursuant to an action brought by a private party for the wrongful use or disclosure of confidential health information or other private personal information. If we were to experience a breach of protected health information, we could be subject to significant adverse publicity in addition to possible enforcement sanctions and civil damages lawsuits. Finally, we may be required to incur additional costs related to ongoing HIPAA compliance as may be necessary to address evolving interpretations and enforcement of HIPAA and other health information privacy and security laws, the enactment of new laws or regulations, emerging cybersecurity threats and other factors.

Employees

As of September 30, 2014, we had 433 employees, 106 of whom were primarily engaged in sales and marketing, 167 of whom were primarily engaged in manufacturing, 31 of whom are engaged in pathology, 39 of whom were primarily engaged in product development and research, 34 of whom were engaged in scope repair and 56 of whom were primarily engaged in providing general and administrative support. A majority of these employees are located in the United States, however many are also concentrated outside the United States, primarily in Israel and Germany. None of our employees is represented by a labor union or covered by a collective bargaining agreement. We consider our relationship with our employees to be good.

Facilities

Our corporate headquarters and principal office and our pathology laboratory are located in Alpharetta, Georgia. Our corporate headquarters and principal office occupies approximately 59,334 square feet of leased space. The lease term expires in 2017.

We also lease approximately 54,000 square feet of space for our international headquarters and manufacturing operations in Halstenbek, Germany pursuant to a lease that expires in 2018. In addition, we lease approximately 18,800 square feet of space for our research and development facility in Caesarea, Israel pursuant to a lease that expires in 2019. We also lease spaces for our scope services operation in Nashville, Tennessee and our West Coast distribution operations in Reno, Nevada.

We believe that our current facilities are suitable and adequate to meet our current needs and that suitable additional space will be available as and when needed on acceptable terms.

Legal proceedings

We are not aware of any pending or threatened legal proceeding against us that could have a material adverse effect on our business, operating results or financial condition. The medical device industry is characterized by frequent claims and litigation, including claims regarding patent and other intellectual property rights as well as improper hiring practices. As a result, we may be involved in various additional legal proceedings from time to time.

Seasonality and quarterly fluctuations

Our business is seasonal in nature. We have experienced and expect to continue to experience variability in our revenue and gross profit among quarters, as well as within each quarter, as a result of a number of factors, including adverse weather and by resetting of annual patient healthcare insurance plan deductibles, both of which may cause patients to delay elective procedures. Demand and timing for GI endoscopy procedures may be impacted by provider budgetary cycles and by the desire of patients to spend their remaining balances in flexible-spending accounts or because they have met their annual deductibles under their health insurance plans. In addition, sale cycles for medical capital equipment such as our Fuse® system can be longer than other products, which may result in revenue variations caused by the timing of the receipt of customer orders or the shipment of our systems. In the third quarter, the number of GI endoscopy procedures nationwide is historically lower than other quarters throughout the year, which we believe is attributable to the summer vacations of GI specialists and their patients. Other factors that may cause variability in our results include: the number and mix of products sold in the quarter, the demand for, and pricing of, our products and the products of our competitors; the timing of or failure to obtain regulatory clearances or approvals for products; costs, benefits and timing of new product introductions; increased competition; the timing of the receipt of customer orders; changes in average selling prices; the availability and cost of components and materials; number of selling days; and fluctuations in foreign currency exchange rates.

MANAGEMENT

The following table sets forth the name, age as of September 30, 2014 and position of the individuals who currently serve as directors and executive officers of ECPM Holdings, LLC and will serve as the directors and executive officers of EndoChoice Holdings, Inc. upon our conversion from a Delaware limited liability company to a Delaware corporation prior to the closing of this offering. The following also includes certain information regarding our directors' and officers' individual experience, qualifications, attributes and skills and brief statements of those aspects of our directors' backgrounds that led us to conclude that they are qualified to serve as directors.

Name	Age	Position(s)
Executive officers:		
Mark G. Gilreath	48	President, Chief Executive Officer and Director
David N. Gill	60	Chief Financial Officer
Kevin V. Rubey	57	Chief Operating Officer
Douglas N. Ladd	50	Chief Marketing Officer
Other directors:		
James R. Balkcom	70	Chairman
J. Scott Carter	45	Director
D. Scott Davis	63	Director
Dr. Uri Geiger	47	Director
R. Scott Huennekens	50	Director
David L. Kaufman	58	Director
Rurik G. Vandevenne	40	Director

Mark G. Gilreath formed EndoChoice in October 2007 and has served since then as its President and Chief Executive Officer and member of the board of directors. Prior to founding EndoChoice, Mr. Gilreath served from 1999 to 2008 on the Executive Committee at Given Imaging, as President of the Americas and Chief Marketing Officer. During his 8 years at Given Imaging, the company launched the PillCam® Video Capsule and was transformed from a pre-revenue startup to a Nasdaq-listed company delivering $120 million in annual revenue, all through organic growth. From 1992 to 1999, Mr. Gilreath served in commercial leadership roles for PENTAX Medical, a public company manufacturing video endoscopes for GI endoscopy. Prior to joining PENTAX, from 1989 to 1992, Mr. Gilreath served in the U.S. Navy in naval intelligence, including during Operation Desert Storm. He holds an MBA from the Fuqua School of Business at Duke University and a B.Sc. in business finance from Winthrop University. Mr. Gilreath currently serves on the board of directors of the Fuqua/Coach K Center on Leadership & Ethics (COLE), the Metro Atlanta Chamber of Commerce and the Medical Device Manufacturers Association (MDMA).

David N. Gill joined EndoChoice as its Chief Financial Officer in August 2014 and has worked in the medical device and life sciences industries for more than 20 years. Previously he served as the Chief Financial Officer of INC Research, a clinical research organization, from 2011 to 2013 after having served as a board member and its audit committee chairman from 2007 to 2010. Mr. Gill was the Chief Financial Officer of TransEnterix, a private surgical products company, from 2009 to 2011. Prior to that, he was the Chief Financial Officer and Treasurer of NxStage Medical, Inc., a publicly-traded dialysis equipment company, from 2005 to 2006. From 2006 to 2009, Mr. Gill was retired and served as a director and audit committee chairman of two public life science companies, LeMaitre Vascular and Isotis Biologics, as well as several private life science companies. Earlier in his career, Mr. Gill was the Senior Vice President and Chief Financial Officer of CTI Molecular Imaging, Inc., a publicly-traded medical imaging company, from 2002 to 2004, before its sale; was President, Chief Operating Officer, and Director, of Interland, Inc., a publicly-traded telecom-related company, from 2000 to 2001, before its sale; was Chief Operating Officer and Chief Financial Officer of

Novoste Corporation, a publicly-traded medical device company, from 1996 to 2000; and served in executive leadership roles for Dornier Medical Systems, a private urologic equipment company, from 1990 to 1995, before its sale and was named President in 1992. Mr. Gill holds a B.S. degree, cum laude, in Accounting from Wake Forest University and an MBA, with honors, from Emory University, and was formerly a certified public accountant. Mr. Gill currently serves on the board and as audit committee chairman of both Cempra Pharmaceuticals and Histogenics Corporation.

Kevin V. Rubey joined EndoChoice as Chief Operating Officer in 2013 and is responsible for global manufacturing. Prior to EndoChoice, Mr. Rubey was the Chief Operating Officer at Given Imaging where he launched and commercialized the PillCam® Video Capsule and several other products. Before joining Given Imaging in 2001, Mr. Rubey held a variety of leadership positions at Kodak, Imation Corporation and 3M Company. Overall, he has more than 25 years of experience in manufacturing, research and development, supply chain, customer service, information technologies, intellectual property and quality and regulatory affairs. Mr. Rubey holds a B.Sc. in Mechanical Engineering and an MBA from the University of Minnesota.

Douglas N. Ladd joined EndoChoice as Chief Marketing Officer in September 2012 and has over 28 years of marketing and brand management experience in the fields of general surgery, breast care, cardiac surgery and flexible endoscopy. Prior to EndoChoice, Mr. Ladd served as Director of Marketing for World-Wide Franchise Development at Johnson & Johnson from 2002 to 2012. From 2001 to 2002, Mr. Ladd served as the Vice President of Sales and Marketing for AtriCure, Inc. a publicly-traded medical device company. Previously, from 1996 to 2001, Mr. Ladd worked in a variety of marketing roles within Ethicon Endo-Surgery, Inc., a division of Johnson & Johnson which markets various surgical technologies and products. From 1994 to 1996, Mr. Ladd worked in marketing for ChoiceCare, an HMO subsequently acquired by Humana. Mr. Ladd holds B.Sc. degrees in Marketing and Organizational Behavior from Miami University and an MBA from Xavier University. Since January 2012, Mr. Ladd has served as an Adjunct Instructor at the University of Cincinnati's Lindner College of Business where he teaches International Marketing to graduate-level students. Mr. Ladd has served on a variety of non-profit boards including eight years at The Brighton Center, four years with the American Society of Gastrointestinal Endoscopy Foundation, and since 2010 as Chairman of EYB, Inc., a non-profit focused on youth development.

James R. Balkcom has been Chairman of our board of directors since August 2009. Mr. Balkcom currently serves as Civilian Aid to the Secretary of The Army, a position he has held since 2001. Prior to that, he was Chairman and Chief Executive Officer of Pameco, a distribution company from 1999 to 2000. Prior to that, he was Chairman and Chief Executive Officer of Techsonic Industries, a sonar imaging company, from 1976 until 1994, when he sold the company. After building and selling Techsonic, Mr. Balkcom has also served on the board of directors and as Chairman at several commercial banks, distribution and high-tech companies. Mr. Balkcom served in Vietnam where he was awarded the Bronze Star with Oak Leaf Cluster. Mr. Balkcom attended the Georgia Institute of Technology and the United States Military Academy at West Point and has an MBA in Finance from Harvard Business School.

Mr. Balkcom's experience as a chief executive officer and chairman of industry-leading companies across different industries provide him with valuable and relevant experience in management, strategy and leadership of complex organizations and provide him with the qualifications and skills to serve as a director.

J. Scott Carter has been a member of our board of directors since January 2013. Mr. Carter has been a managing member of Sequoia Capital Operations, LLC, a venture capital firm, since June 2006. He focuses on services, software and healthcare investments. He is a Director of AirStrip Technologies, Allston Trading, Implantable Provider Group, SimpliSafe and Telcare. Mr. Carter was previously involved with Sequoia's investments in Acton Pharmaceuticals, Amertiox, eCardio Diagnostics and Merlin Securities. Prior to joining Sequoia Capital, Mr. Carter was with Summit Partners where he focused on investments in the financial services and technology sectors. Earlier, he was with J.P. Morgan and its predecessor entities and served in various staff positions with former U.S. Senator Phil Gramm. Mr. Carter has a B.A. in Political Science from Texas A&M University and an MBA from the Darden School of Business at the University of Virginia.

Mr. Carter's involvement with his respective firms' investments in many healthcare companies over the past 12 years, including investments in the medical device industry, in-depth knowledge and industry experience, coupled with his skills in corporate finance and strategic planning, provides him with the qualifications and skills to serve as a director.

D. Scott Davis has been a member of our board of directors since December 2013. Mr. Davis is Non-Executive Chairman of United Parcel Service of North America, Inc., or UPS, one of the world's largest publicly-traded logistics companies. Prior to assuming his current position as Non-Executive Chairman at UPS, Mr. Davis served as Chairman and Chief Executive Officer of UPS from 2008 until September 2014. He has held a variety of other leadership positions at UPS since joining the company in 1986. In 2010, he joined the President's Export Council, the principal national advisory committee on international trade. He also is a member of the Business Roundtable. At the end of 2009, he completed a term as chairman of the Federal Reserve Bank of Atlanta. In addition to his leadership in public policy, Mr. Davis is on the boards of Johnson & Johnson and Honeywell International, Inc. He serves as a trustee of the Annie E. Casey Foundation and is a member of The Carter Center Board of Councilors. Mr. Davis earned a B.Sc. in accounting from Portland State University.

Mr. Davis's experience as a chief executive officer and chairman of a leading logistics company and years of experience in senior management roles provide him with valuable and relevant experience in management, strategy, and leadership of complex organizations and provide him with the qualifications and skills to serve as a director.

Dr. Uri Geiger has been a member of our board of directors since January 2014. Dr. Geiger is Managing Partner of Accelmed, a private equity investment firm he co-founded in 2009 that is focused on medical device companies. Prior to that, Dr. Geiger served as the CEO of Exalenz Bioscience Ltd., a medical technology company, from May 2006 until December 2008. Prior to that, Dr. Geiger co-founded and was the CEO of GalayOr Networks, a developer of optical components from 2001 until 2003. Dr. Geiger has also served as the founding partner of Dragon Variation Fund, one of Israel's first hedge funds, since 2000. Prior to returning to Israel in 1999, he gained a broad understanding and experience in capital markets working on Wall Street. Dr. Geiger was formerly an adjunct professor at Tel Aviv University's Recanati School of Business where he lectured on private equity and venture capital and authored the books "Startup Companies and Venture Capital" and "From Concept to Wall Street". Dr. Geiger earned his doctorate from New York's Columbia University Center for Law & Economics, with a concentration in global equity markets. Dr. Geiger also served as a major (Ret.) in the Israeli Air force.

Dr. Geiger's involvement with his respective firms' investments in many healthcare companies over the past 14 years, focusing on investments in the medical device industry, in-depth knowledge and industry experience, coupled with his skills in corporate finance and strategic planning, provides him with the qualifications and skills to serve as a director.

R. Scott Huennekens has been a member of our board of directors since April 2013. Mr. Huennekens has served as President and Chief Executive Officer of Volcano Corporation, a medical imaging company, since April 2002. Previously, he served as the President and Chief Executive Officer of Digirad Corporation, a medical imaging company, from 2000 to 2002. He originally joined Digirad as a start-up in 1997 as Chief Operating Officer. From 1993 to 1997, he worked at Baxter International, Inc., a global health care company, with increasing responsibilities including as division Vice President of Sales and Marketing. Mr. Huennekens is a member of the board of directors of Volcano Corporation, Sonendo, Scripps Translational Science Institute and the Medical Device Manufacturers Association (MDMA). He received a B.Sc. in Business Administration from the University of Southern California and an MBA from Harvard Business School.

Mr. Huennekens' experience as a chief executive officer and chairman of different health care companies and his service in senior management provide him with valuable and relevant experience in business development, strategic planning, and operational management in our industry and provide him with the qualifications and skills to serve as a director.

David L, Kaufman has been a member of our board of directors since October 2009. Mr. Kaufman is Founder and Senior Managing Director of Envest Holdings LLC, a private equity firm. He previously served as Chairman and Chief Executive Officer of The Vacation Store, which he co-founded in 1994. From 1987 to 1994, Mr. Kaufman was employed with Cunard Line Ltd., where he started as Staff Vice President, Finance, and rose to be Senior Vice President, Business Groups. He started his career with IBM, serving for 7 years in various financial management positions. Mr. Kaufman is a member of the board of directors of America Swimming Pools, Cannonball, CoEnvest, EdLogics, Envest II, Envest III, Envest Holdings, Heritage Bank, NuScriptRx, Soluble Systems and Specialty Coatings. He also serves on the Old Dominion University Educational Foundation board and is Vice Chairman of Virginia Wesleyan College. Mr. Kaufman earned a BBA degree from Emory University and an MBA from the University of Michigan.

Mr. Kaufman's experience as a senior executive officer and other senior management roles and knowledge of corporate finance provide him with valuable and relevant experience in strategic planning, corporate finance, and leadership of complex organizations and provides him with the qualifications and skills to serve as a director.

Rurik G. Vandevenne has been a member of our board of directors since May 2008. Mr. Vandevenne is a Director at River Cities Capital Funds, which he joined in 2003. Mr. Vandevenne focuses on growth stage healthcare information technology and medical devices investment opportunities. Prior to that, Mr. Vandevenne gained experience working with early stage venture backed companies in the strategy group of Scient, an eBusiness consulting firm, from 2000 to 2002. Prior to that, he worked from 1996 until 2000 at Accenture, where he was an associate. He serves on the boards of ABT Molecular Imaging, Continuity Control and Univa and was previously on the boards of Pioneer Surgical and Fullscope. Mr. Vandevenne serves on the board of directors of the Center for Entrepreneurial Development, the Southeast Medical Device Association (SEMDA) and is a frequent guest lecturer at Duke University. Mr. Vandevenne graduated from Vanderbilt University where he received his B.E. in Mechanical Engineering and earned his MBA from the Fuqua School of Business at Duke University.

Mr. Vandevenne's involvement with his respective firms' in many healthcare companies over the past 18 years, including investments in the medical device industry, in-depth knowledge and industry experience, coupled with his skills in corporate finance and strategic planning, provides him with the qualifications and skills to serve as a director.

Compensation committee interlocks and insider participation

None of our executive officers currently serve on the compensation committee or board of directors of any other company of which any member or proposed member of our compensation committee is an executive officer.

Board of directors and committees

The current members of our board of directors have been designated pursuant to our amended and restated LLC agreement. The LLC Agreement provides that our board is composed of:

(i)   our chief executive officer;

(ii)   one director designated by the holders of a majority of our outstanding Class A units;

(iii) (a)   one director designated by the holders of a majority of our outstanding Series B1, B2 and B3 units, voting as a single class; and

        (b)   one director designated by the holders of a majority of our outstanding Class B units;

(iv) one director designated by the holders of a majority of our outstanding Class C units; and

(v)   up to four directors are designated by the directors designated pursuant to items (i) through (iv), above.

The LLC Agreement will terminate upon the closing of this offering and, thereafter, our directors will be elected by the vote of our common stockholders.

Our board of directors currently consists of eight members. Of our directors, Messrs.   ,   ,   , and   are "independent directors" as defined under the   listing standards. Under our amended and restated bylaws effective immediately prior to the closing of this offering, the number of directors will be determined from time to time by our board of directors.

Immediately following the completion of this offering, the board of directors will be divided into three classes, with each class serving for a staggered three-year term. The board of directors will initially consist of   Class I directors,   Class II directors and Class III directors. Our directors will be divided among the three classes as follows:

- the Class I directors will be Messrs.   ,   , and   ;

- the Class II directors will be Messrs.   ,   , and   ; and

- the Class III directors will be Messrs.   and   .

At each annual meeting of stockholders, a class of directors will be elected for a three-year term to succeed the directors of the same class whose terms are then expiring. The terms of the Class I directors, Class II directors and Class III directors identified above will expire upon the election and qualification of successor directors at the annual meeting of stockholders held during the calendar years 2015, 2016 and 2017, respectively.

The classification of our board of directors may have the effect of delaying or preventing changes in our control or management. See "Description of capital stock—Anti-takeover effects of provisions of our certificate of incorporation and bylaws and Delaware law—Election and removal of directors."

Audit committee

Our audit committee currently consists of Messrs. Davis and Kaufman. Prior to the closing of this offering, we will reconstitute our audit committee to consist of Messrs.   ,   and   , with Mr.   serving as chairman. Our board of directors will affirmatively determine that each member of the audit committee, meets the definition of "independent director" for purposes of the rules and the independence requirements of Rule 10A-3 of the Exchange Act. Our board of directors will also determine which member of our audit committee qualifies as an "audit committee financial expert" under Securities and Exchange Commission rules and regulations.

Our audit committee will be responsible for, among other matters:

- appointing, compensating, retaining, evaluating, terminating and overseeing our independent registered public accounting firm;

- discussing with our independent registered public accounting firm their independence from management;

- reviewing with our independent registered public accounting firm the scope and results of their audit;

- approving all audit and permissible non-audit services to be performed by our independent registered public accounting firm;

- overseeing the financial reporting process and discussing with management and our independent registered public accounting firm the interim and annual financial statements that we file with the Securities and Exchange Commission;

- reviewing and monitoring our accounting principles, accounting policies, financial and accounting controls and compliance with legal and regulatory requirements;

- establishing procedures for the confidential anonymous submission of concerns regarding questionable accounting, internal control or auditing matters; and

- reviewing and approving related person transactions.

Our board of directors will adopt a new written charter for the audit committee, which will be available on our website.

Compensation committee

Our compensation committee currently consists of Messrs. Huennekens, Carter and Vandevenne. Prior to the closing of this offering, we will establish reconstitute our compensation committee to consist of Messrs. , and , with Mr. serving as chairman. Our board of directors will affirmatively determine that each compensation committee member meets the definition of "independent director" for purposes of the rules, the definition of "outside director" for purposes of Section 162(m) of the Internal Revenue Code of 1986, as amended, and the definition of "non-employee director" for purposes of Section 16 of the Exchange Act.

The compensation committee will be responsible for, among other matters:

- annually reviewing and approving our goals and objectives for executive compensation;

- annually reviewing and approving for the chief executive officer and other executive officers (1) the annual base salary level, (2) the annual cash incentive opportunity level, (3) the long-term incentive opportunity level, and (4) any special or supplemental benefits or perquisites;

- reviewing and approving employment agreements, severance arrangements and change of control agreements for the chief executive officer and other executive officers, as appropriate;

- making recommendations and reports to the board of directors concerning matters of executive compensation;

- administering our executive incentive plans;

- reviewing compensation plans, programs and policies;

- handling such other matters that are specifically delegated to the compensation committee by the board of directors from time to time.

Our board of directors will adopt a new written charter for the compensation committee, which will be available on our website.

Governance and compliance committee

Our governance and compliance committee currently consists of Messrs. Balkcom, Carter, Huennekens and Vandevenne. Upon the Prior to the closing of this offering, we will reconstitute our governance and compliance committee to consist of Messrs. , and , with Mr. serving as chairman. We intend to avail ourselves of the "controlled company" exception under the rules, which exempt us from the requirement that we have a governance and compliance committee composed entirely of independent directors.

The governance and compliance committee will be responsible for, among other matters:

- identifying the requisite skills and characteristics to be found in individuals qualified to serve as members of the board of directors;

- conducting inquiries into the background and qualifications of possible candidates;

- recruiting of qualified candidates for membership on the board of directors;

- conducting meetings with potential candidates for membership on the board of directors;

- overseeing the annual review of the board of directors' performance;

- recommending for selection by the board of directors, (1) nominees to the board of directors and (2) committee members for each committee of the board of directors;

- overseeing the corporate governance of the company;

- overseeing the company's compliance programs;

- evaluating the performance of the committee and its charter on an annual basis;

- handling such other matters that are specifically delegated to the governance and compliance committee by the board of directors from time to time.

Our board of directors will adopt a new written charter for the governance and compliance committee, which will be available on our website.

Role of the board in risk oversight

One of the key functions of our board of directors is informed oversight of our risk management process. The board of directors does not have a standing risk management committee, but rather administers this oversight function directly through the board of directors as a whole, as well as through various standing committees of our board of directors that address risks inherent in their respective areas of oversight. In particular, our board of directors is responsible for monitoring and assessing strategic risk exposure and our audit committee has the responsibility to consider and discuss our major financial risk exposures and the steps our management has taken to monitor and control these exposures, including guidelines and policies to govern the process by which risk assessment and management is undertaken. The audit committee also monitors compliance with legal and regulatory requirements. Our governance and compliance committee will monitor the effectiveness of our corporate governance practices, including whether they are successful in preventing illegal or improper liability-creating conduct. Our compensation committee assesses and monitors whether any of our compensation policies and programs has the potential to encourage excessive risk-taking.

Director compensation

The following table sets forth information concerning the 2014 compensation of our non-employee directors:

Name	Fees earned or paid in cash ($)[1]	Stock awards ($)[2][3]	Total ($)
James R. Balkcom	$15,000	$ —	$ 15,000
J. Scott Carter	—	—	—
D. Scott Davis	20,000	194,041	214,041
Dr. Uri Geiger	—	—	—
R. Scott Huennekens	15,000	—	15,000
David L. Kaufman	—	—	—
Rurik G. Vandevenne	—	—	—

(1) We provide cash fees to certain of our non-employee directors for their service on our board of directors. In 2014, we set the cash fees at $10,000 per quarter for the chairman and $5,000 per quarter for certain of our non-employee directors. In 2014, Mr. Balkcom requested that $25,000 of his fees be returned to the company to fund a company leadership award; he therefore received only $15,000 in cash fees for the year. In addition, for 2014, Mr. Huennekens requested that $5,000 of his fees be returned to the company and donated to a charity chosen by the company; he therefore received only $15,000 in cash fees for the year. We also reimburse reasonable expenses incurred in connection with the performance of their duties.

(2) Represents incentive unit awards granted to the non-employee directors in 2014 under our 2013 Incentive Unit Plan that are subject to time vesting (25% per year) and the achievement of a minimum valuation threshold. Of the non-employee directors, only Mr. Davis was granted an incentive unit award in 2014. The aggregate grant date fair value for incentive unit awards are computed in accordance with FASB ASC Topic 718. The value shown in the table is based on the probable outcome of the performance condition as of the grant date for the award. Information about the assumptions used to value these awards can be found in Note 12 to the condensed consolidated financial statements included in this prospectus.

(3) As of December 31, 2014, the non-employee directors held the following stock option and incentive unit awards: Mr. Balkcom—306,429 stock options and 169,210 incentive unit awards; Mr. Davis—225,629 incentive unit awards; and Mr. Huennekens—225,629 incentive unit awards. Mr. Balkcom's stock options were granted under the legacy 2007 Stock Incentive Plan. See "Executive Compensation—2007 Stock Incentive Plan" for a description of the plan. The incentive unit awards were granted under the 2013 Incentive Unit Plan. The unit awards are subject to time vesting (25% per year) and the achievement of a minimum valuation threshold. See "Executive Compensation—2013 Incentive Unit Plan" for a description of the plan. In connection with the conversion, the stock options will be converted into options to purchase our common stock at a conversion factor that will be determined in accordance with a formula that is set forth in the plan of conversion, the unvested incentive units will be converted into restricted stock at a conversion factor that will be determined in accordance with a formula set forth in the plan of conversion, and the vested incentive units will be converted into stock at a conversion factor that will be determined in accordance with a formula set forth in the plan of conversion.

We are currently in the process of determining the appropriate compensation program for our non-employee directors for following this offering and we anticipate that the program will include customary compensation elements such as annual cash retainer fees, annual equity grants and reimbursement of reasonable expenses incurred in connection with the performance of director duties. We will provide further information on our director compensation program after it has been finalized.

EXECUTIVE COMPENSATION

Introduction

This section provides an overview of our executive compensation program, including a narrative description of the material factors necessary to understand the information disclosed in the summary compensation table below. For 2014, our named executive officers, or NEOs, are:

- Mark G. Gilreath, who was our founder and has served as our President and Chief Executive Officer, and a member of our board of directors, since 2008;

- David N. Gill, who has served as our Chief Financial Officer since August 2014; and

- Kevin V. Rubey, who has served as our Chief Operating Officer since 2013.

The objective of our compensation program is to provide a total compensation package to each named executive officer that will enable us to attract, motivate and retain outstanding individuals, reward named executive officers for performance and align the financial interests of each named executive officer with the interests of our stockholders to encourage each named executive officer to contribute to our long-term performance and success.

The compensation program for our named executive officers consists of the following elements: base salary; performance-based cash bonus; equity-based incentive compensation; and severance and change-in-control benefits.

Our compensation committee, with input from the board, determines the compensation for our named executive officers. Upon completion of this offering, we will have an independent compensation committee that meets the   enhanced independence standards applicable to compensation committees and that will be responsible for determining the compensation for our named executive officers and administering our equity compensation plans and awards.

The compensation committee is currently working with Towers Watson to analyze the compensation elements and compensation levels of our senior management, including our named executive officers. Based on the results of the benchmarking analysis, the compensation committee may make adjustments to the current compensation of the named executive officers.

Employment agreements

We have entered into written employment agreements or employment letters with each of our named executive officers. These agreements were negotiated on an arms-length basis and establish the key elements of compensation.

Mr. Gilreath's employment agreement

The effective date of Mr. Gilreath's amended and restated agreement was January 4, 2013. The initial base salary set forth in the agreement is $400,000. The agreement is for an indefinite term.

Mr. Gilreath is eligible for an annual performance bonus with a targeted payout at 50% of his base salary based upon the achievement of certain performance metrics set by the board pursuant to the annual bonus plan determined and adopted by the board from time to time. The agreement provides that the bonus is payable in cash, in stock options or a combination of cash and stock options, as mutually agreed between Mr. Gilreath and the board.

His agreement entitles him to participate in our 2013 Incentive Unit Plan as determined by the board from time to time, and provides that incentive unit awards granted under the plan will (1) continue to be exercisable through their expiration date, even if his employment with the company has ended, (2) be subject to cashless exercise, (3) automatically accelerate vesting upon termination of his employment by us without cause, by Mr. Gilreath for cause or on a change in control of the company and (4) not be able to be repurchased by the company.

The agreement provides that Mr. Gilreath is eligible to participate in the employee benefit plans, programs and policies maintained by the company from time to time. He is also entitled to receive a monthly car allowance, financial planning services and an annual executive physical. In addition, the company pays his annual membership and participation in a leadership development organization.

The agreement also provides for severance benefits in the event of his termination by us without cause or a termination by him for cause, or in the event of a change in control of the company, and contains customary confidentiality, non-compete and non-solicitation provisions. For more information about severance and change in control benefits see "Potential payments upon termination or change in control."

Mr. Gill's employment agreement

We provided Mr. Gill with an employment letter on August 18, 2014. The base salary set forth in the employment letter is $275,000. Mr. Gill's employment is "at will". We anticipate entering into an employment agreement with him in early January 2015 that will include the following provisions.

Mr. Gill's employment letter provides, and his agreement will provide, that he is eligible for an annual cash performance bonus with a targeted payout at 30% of his base salary based upon the achievement of company performance targets (70%) and personal objectives (30%) as set by the board pursuant to the annual bonus plan determined and adopted by the board from time to time. His employment letter provides that his target bonus for 2014 will be pro rated for his date of hire.

His employment letter provides, and his agreement will provide, that he is entitled to participate in our 2013 Incentive Unit Plan and will receive a grant of incentive units equal to 0.75% of the company's equity on a fully diluted basis as of his start date. Pursuant to this provision, Mr. Gill received a grant of 853,730 incentive units on August 18, 2014 that vest 25% per year on each anniversary of the grant date. In addition, after the incentive unit awards have vested, a minimum valuation threshold must also be met before he is entitled to a distribution of the units, as described below in "Equity incentive compensation."

The incentive unit agreement for the grant provides for accelerated vesting of the incentive units (in addition to the accelerated vesting provide to all participants under the plan) as follows:

- If we complete an initial public offering prior to August 18, 2015, and before that date we terminate Mr. Gill's employment other than for cause or he terminates his employment for good reason, then vesting will accelerate so that at least 25% of his incentive units are vested upon termination of employment.

- If we complete an initial public offering after August 18, 2015 but before August 18, 2016, and we terminate Mr. Gill's employment during such period other than for cause or he terminates his employment for good reason, then vesting will accelerate so that 25% of the incentive units (representing his first full year of employment) plus a pro rata portion of the annual vesting of the units for the second year of his employment are vested upon termination of employment (e.g., if Mr. Gill is terminated without cause six months into his second year of employment, he will have vested in 37.5% of his incentive units, 25% representing the first year of employment and 12.5% representing six months of the second year of employment).

His employment letter provides, and his agreement will provide, that Mr. Gill is eligible to participate in the employee benefit plans, programs and policies maintained by the company from time to time, including an annual executive physical and health and welfare benefits provided at the executive level. He is also eligible for a relocation reimbursement of up to $25,000 to assist in his relocation to Atlanta, Georgia. The agreement will provide for severance benefits in the event of his termination by us without cause or a termination by him for cause, and will contain customary confidentiality, non-compete and non-solicitation provisions. For more information about severance benefits see "Potential payments upon termination or change in control."

Mr. Rubey's employment agreement

The effective date of Mr. Rubey's agreement was February 18, 2013. The initial base salary set forth in the agreement is $235,000. Mr. Rubey's employment is "at will"; provided that, in case of termination of employment without cause, the terminating party is required to give at least 90 days' notice of such termination.

Mr. Rubey is eligible for an annual cash performance bonus with a targeted payout at 30% of his base salary based upon the achievement of company performance targets (70%) and personal objectives (30%) as set by the board pursuant to the annual bonus plan determined and adopted by the board from time to time.

His agreement entitles him to participate in our 2013 Incentive Unit Plan as determined by the board from time to time. In addition, the agreement provides for the grant to him of 300,000 incentive units upon the effective date of the agreement. Pursuant to this provision, Mr. Rubey received a grant of 300,000 incentive units on July 10, 2013 that vest at a rate of 25% per year. In addition, after the incentive unit awards have vested, an additional minimum valuation threshold must be met before he is entitled to a distribution of the units, as described below in "Equity incentive compensation."

The agreement provides that Mr. Rubey is eligible to participate in the employee benefit plans, programs and policies maintained by the company from time to time. The agreement contains customary confidentiality, non-compete and non-solicitation provisions.

Base salary

We pay base salaries to attract, recruit and retain qualified employees. For 2014, the base salaries of each of the named executive officers were as follows: Mr. Gilreath—$400,000; Mr. Gill—$275,000; and Mr. Rubey—$250,000. The salary paid to Mr. Gill for 2014 was pro rated as applicable for employment during the year. In 2014, Mr. Rubey received a salary increase from $235,000 to $250,000 in recognition of his performance and the compensation committee's estimate of market compensation levels.

Following the consummation of this offering, our compensation committee will review and set base salaries of our named executive officers annually or as determined in its discretion.

Performance-based cash bonus compensation

Our executive compensation program includes an annual performance-based cash bonus program which we call the Short-Term Incentive Compensation Plan, or STI Plan. Our compensation committee approved the terms and conditions of the 2014 STI Plan in April 2014. Under the 2014 STI Plan, our named executive officers are eligible to earn incentive awards based 70% on company performance measures and 30% based on individual performance measures, which we refer to as management bonus objectives, or MBOs.

The compensation committee approved the following two company performance measures applicable to participants, including the named executive officers, under the 2014 STI Plan: (1) gross profit from sales of Fuse® systems and Fuse®-related endoscope repair and maintenance; and (2) gross profit from devices, infection control, GI pathology and non-Fuse®-related endoscope repair and maintenance. Each measure was weighted at 50%.

With respect to the individual performance measures, the compensation committee determines the payout based on achievement of the MBOs for each of the named executive officers for 2014. For Mr. Gilreath, MBOs included objectives related to the following: developing people and infrastructure; overseeing quality and manufacturing; commercial development; new product development; and continual improvement. For Mr. Gill, MBOs included objectives related to the following: ensuring sufficient growth capital; selecting bankers and overseeing documentation for the S-1; building a five-year financial model; and reorganizing the finance department for public company reporting and compliance. For Mr. Rubey, MBOs included objectives related to the following: driving quality improvement of products, processes and systems; driving service improvements; driving cost and productivity improvement; delivering on key initiatives; and enhancing infrastructure and human capital.

Under the STI Plan, the compensation committee and board approve actual company performance against the company performance measures for the applicable performance period. The compensation committee and board also evaluate actual achievement of the MBOs for each of the named executive officers. Achievement is determined after the end of the year and any incentive awards earned are paid in cash. Participants must be employed on the payout date to be eligible to receive an award under the STI Plan.

The target value of the incentive award is 50% of base salary for Mr. Gilreath and 30% of base salary for each of Mr. Gill and Mr. Rubey, pro rated as applicable for Mr. Gill's employment start date. For 2014, the target incentive awards were as follows: Mr. Gilreath—$200,000; Mr. Gill—$31,730; and Mr. Rubey—$75,000.

Our compensation committee and board have not yet determined whether the named executive officers have earned an incentive award for 2014 as we have not yet closed the books on our 2014 financial performance. Once the year end information is finalized and the compensation committee and board have approved company performance and evaluated individual achievement of the MBOs for each of the named executive officers, incentive awards will be approved and paid to the named executive officers. We expect the process to be completed by March 2015.

Our compensation committee intends to continue an annual performance-based cash bonus program for the named executive officers.

Equity incentive compensation

We provide equity-based incentive compensation to our named executive officers to promote a closer identification of their interests with those of the company and its equity holders and to further stimulate their efforts to enhance the efficiency, soundness, profitability, growth and value of the company.

Historically, we have granted equity awards to our named executive officers in conjunction with their initial hire or in connection with a performance review, taking into account internal equity considerations and the compensation committee's estimate of market compensation levels. Prior to 2013, we granted stock option awards under our 2007 Stock Incentive Plan. Of the named executive officers, only Mr. Gilreath holds stock options under the plan. Since 2013, we have granted incentive units under our 2013 Incentive Unit Plan. All of our named executive officers hold incentive units under the plan.

The incentive unit award agreements for all participants in the 2013 Incentive Unit Plan are substantially similar. The awards provide for a four-year vesting period, with 25% of the units vesting each year. After the incentive unit awards have vested, they are subject to an additional requirement that a minimum valuation threshold be met before the participant is entitled to a distribution of the units. The consummation of this offering is expected to satisfy the minimum valuation threshold under the incentive unit agreements.

The plan also provides for accelerated vesting in the event of termination of employment by the company other than for cause or by the employee for good reason in connection with a liquidity event related to the company.

Only one of our named executive officers, Mr. Gill, received an incentive unit award grant in 2014. Mr. Gill received a grant of 853,730 incentive units on August 18, 2014 in connection with the commencement of his employment. For information about the equity awards held by the named executive officers at December 31, 2014, see "2014 Outstanding equity awards at Fiscal Year-End" below.

In connection with the corporate conversion, the stock options held by Mr. Gilreath will be converted into options to purchase our common stock at a conversion factor that will be determined in accordance with a formula that is set forth in the plan of conversion, the unvested incentive units held by each of our named-executive officers will be converted into restricted stock at a conversion factor that will be determined in accordance with a formula set forth in the plan of conversion, and the vested incentive units held by each of our named-executive officers will be converted into common stock at a conversion factor that will be determined in accordance with a formula set forth in the plan of conversion.

In the future, we plan to continue our use of long-term equity incentives, particularly through grants of equity awards under the EndoChoice Holdings, Inc. 2015 Omnibus Equity Incentive Plan, which we refer to in this prospectus as the 2015 Plan. We anticipate adopting the 2015 Plan prior to the completion of this offering. The purpose of the 2015 Plan is to further align the interests of our executives with those of stockholders. For additional information regarding the 2015 Plan, see "2015 Omnibus Equity Incentive Plan."

Benefits and perquisites

We offer health and welfare benefits and life insurance to our named executive officers on the same basis that these benefits are offered to our other eligible employees, except that we pay the employee contribution toward the cost of health insurance for our named executive officers and we provide our named executive officers the opportunity for an executive physical. We offer a 401(k) plan to all eligible employees. We do not currently offer a company match under our 401(k) plan. We provide minimal perquisites to our named executive officers, including, for Mr. Gilreath, a car allowance and financial planning assistance. In addition, in 2014, we provided Mr. Gill with a relocation reimbursement in connection with his move to the Atlanta, Georgia area.

Prior to the consummation of this offering, we anticipate adopting an employee stock purchase plan in which all eligible employees may purchase our common stock. The named executive officers will be eligible to participate in the employee stock purchase plan on the same basis as all of our eligible employees. For a description of the plan, see "Employee Stock Purchase Plan" below.

2014 Summary compensation table

The following table sets forth information concerning the total compensation awarded to, earned by or paid to the named executive officers for 2014, calculated in accordance with SEC rules and regulations.

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock awards ($)[2]	Non-equity incentive plan compensation ($)[3]	All other compensation ($)[4]	Total ($)
Mark G. Gilreath .... President and Chief Executive Officer	2014	400,000	—	—	(3)	29,760	429,760
David N. Gill[1] .... Chief Financial Officer	2014	103,654	—	734,208	(3)	16,006	853,868
Kevin V. Rubey .... Chief Operating Officer	2014	250,000	—	—	(3)	1,635	251,635

(1) Mr. Gill joined our company in August 2014. His annual base salary rate for 2014 is $275,000, pro rated for his date of hire.

(2) Represents incentive unit awards granted to the named-executive officers in 2014 under our 2013 Incentive Unit Plan that are subject to time vesting and the achievement of a minimum valuation threshold. Of the NEOs, only Mr. Gill was granted an incentive unit award in 2014. The aggregate grant date fair value for incentive unit awards are computed in accordance with FASB ASC Topic 718. The value shown in the table is based on the probable outcome of the performance condition as of the grant date for the award. Information about the assumptions used to value these awards can be found in Note 12 to the condensed consolidated financial statements included in this prospectus. See "Equity incentive compensation" for more information about our incentive unit awards.

(3) Represents amounts earned under the annual cash bonus plan for 2014. See "Performance-based cash bonus compensation" for information about the 2014 STI Plan. As of the date hereof, the amount of non-equity incentive plan compensation is not calculable, as we do not have year end information. We anticipate that the amount will be determined by March 2015.

(4) All other compensation includes the following:

	Life insurance ($)	Health insurance ($)	Relocation ($)	Executive physical ($)	Car allowance ($)	Financial planning ($)
Mr. Gilreath	158	3,602	—	2,000	14,000	10,000
Mr. Gill	53	795	15,158	—	—	—
Mr. Rubey	158	1,477	—	—	—	—

2014 Outstanding equity awards at fiscal year-end

The following table sets forth information with respect to outstanding option awards and incentive unit awards for each of the named executive officers as of December 31, 2014. For the incentive unit awards, the table reflects both vested and unvested incentive units. Incentive units are subject to time vesting and to an additional requirement that a minimum valuation threshold be met before the holder of the incentive units is entitled to a distribution of the units.

In connection with the conversion, the stock options will be converted into options to purchase our common stock at a conversion factor that will be determined in accordance with a formula that is set forth in the plan of conversion, the unvested incentive units will be converted into restricted stock at a conversion factor that will be determined in accordance with a formula set forth in the plan of conversion, and the vested incentive units will be converted into stock at a conversion factor that will be determined in accordance with a formula set forth in the plan of conversion.

	Stock option awards[1]				Stock awards		
Name	Number of securities underlying unexercised options (#) exercisable	Option exercise price ($)	Option grant date	Option expiration date	Incentive unit grant date	Equity incentive plan awards: number of unearned units (#)[2]	Equity incentive plan awards: market or payout value of unearned units ($)[3]
Mark G. Gilreath	56,250	$0.23	01/01/2009	01/01/2019			
					06/25/2013	2,256,139	855,636
					10/02/2013	2,200,295	834,457
David N. Gill	—	—	—	—			
					08/18/2014	853,730	323,775
Kevin V. Rubey	—	—	—	—			
					07/10/2013	300,000	113,774
					11/06/2013	292,293	110,851

(1) Represents stock options granted to Mr. Gilreath under the legacy 2007 Stock Incentive Plan. All of his stock options have vested. No other named executive officer holds stock options. See "—2007 Stock Incentive Plan" below for a description of the plan.

(2) Represents the number of vested and unvested incentive units granted under the 2013 Incentive Unit Plan. After the incentive unit awards have vested based on the vesting schedules described below, they are subject to an additional requirement that a minimum valuation threshold be met before the participant is entitled to a distribution of the units. The consummation of this offering will satisfy this minimum valuation threshold requirement. For a description of the awards, see "Equity incentive compensation" above.

For Mr. Gilreath, of the units granted on June 25, 2013, 25% vested on January 21, 2014 and 25% vest on each of January 21, 2015, 2016 and 2017, and of the units granted on October 2, 2013, 25% vested on September 19, 2014 and 25% vest on each of September 19, 2015, 2016 and 2017. For Mr. Gill, the units granted on August 18, 2014 vest 25% on each of August 15, 2015, 2016, 2017 and 2018. For Mr. Rubey, of the units granted on July 10, 2013, 25% vested on January 21, 2014 and 25% vest on each of January 21, 2015, 2016 and 2017, and of the units granted on November 6, 2013, 25% vested on September 19, 2014 and 25% vest on each of September 19, 2015, 2016 and 2017.

(3) Market value is based on an estimation of the fair market value of the incentive units on December 31, 2014.

Potential payments upon termination or change in control

The employment agreements with certain of our named executive officers provide for severance benefits. In addition, the terms of the stock options and incentive unit awards held by the named executive officers include certain accelerated vesting rights.

Severance benefits under the employment agreements

We have agreed to pay severance benefits to certain of our named executive officers in the event of an executive's termination by us without cause or a termination by the executive for good reason, or in connection with a change in control. We also provide severance benefits to certain of our named executive officers in the case of death or disability.

Mr. Gilreath

Mr. Gilreath's employment agreement provides for severance payments in the event of termination of his employment under certain circumstances.

In the event (1) Mr. Gilreath terminates his employment for cause, (2) the company terminates his employment for any reason other than for cause or (3) there is a change of control of the company and he decides not to continue his employment with the company for any reason, Mr. Gilreath will receive all compensation and benefits that accrued before such termination, and a monthly salary equal to his then-current monthly rate of salary for the greater of 12 months or the length of any restricted period. In the event of termination under (1) above, the full STI Plan incentive award for the year of termination will be paid; in the event of termination under (2) or (3) above, a pro rated portion of the STI Plan incentive award for the year of termination will be paid. The company's obligation to provide these severance payments is conditioned upon his execution of a separation and release agreement and compliance with customary restrictive covenants and post-termination obligations.

In the event Mr. Gilreath's employment is terminated as a result of death, the company shall have no further obligation to his estate or beneficiaries other than the salary earned prior to the date of termination or any payment or benefits due under company policies or benefits plans. In addition, his estate or beneficiaries will be eligible to receive a pro rated portion of the STI Plan incentive award upon such termination of his employment, as determined at the end of the applicable fiscal year and based on the number of days he was employed during such fiscal year.

In the event the company terminates his employment for cause, Mr. Gilreath will have no right to receive any compensation or benefits after such termination, except for such compensation and benefits that have vested and accrued before such termination (including salary, STI Plan awards and incentive unit awards), and except for a pro rated portion of the STI Plan award for the year of such termination.

Mr. Gill

We anticipate entering into an employment agreement with Mr. Gill in early January 2015 that will provide for the following severance payments in the event of termination of his employment under certain circumstances.

In the event (1) Mr. Gill terminates his employment for cause or (2) the company terminates his employment for any reason other than for cause, he will receive all compensation and benefits that accrued before such termination, and a monthly salary equal to his then-current monthly rate of salary for four months, conditioned upon his execution of a separation and release agreement and compliance with customary restrictive covenants and post-termination obligations.

In the event Mr. Gill's employment is terminated as a result of death, the company shall have no further obligation to his estate or beneficiaries other than the salary earned prior to the date of termination or any payment or benefits due under company policies or benefits plans. In addition, his estate or beneficiaries will be eligible to receive a pro rated portion of the STI Plan incentive award upon such termination of his employment, as determined at the end of the applicable fiscal year and based on the number of days he was employed during such fiscal year.

In the event Mr. Gill's employment is terminated as a result of disability, the company shall have no further obligation or duty to his estate or beneficiaries other than the salary earned prior to the date of termination or any payment or benefits due under company policies or benefit plans. He will be eligible to receive an STI Plan incentive award upon any termination of his employment as a result of disability.

In the event the company terminates his employment for cause, Mr. Gill will have no right to receive any compensation or benefits after such termination, except for such compensation and benefits that have vested and accrued before such termination (including salary, STI Plan awards and incentive unit awards).

Accelerated vesting of equity awards

The incentive unit awards held by the named executive officers include provisions that accelerate vesting in the event of a participant's termination of employment by the company other than for cause or by the participant for good reason within three months before or 24 months after a liquidity event.

In addition, Mr. Gilreath and Mr. Gill have certain accelerated vesting rights with respect to unvested incentive units pursuant to the terms of their employment agreement or incentive unit award agreements, as applicable. See "—Employment Agreements—Mr. Gilreath's Employment Agreement" and "—Mr. Gill's Employment Agreement" above.

Mr. Gilreath's stock option awards granted under the 2007 Stock Option Plan are already fully vested.

2013 Incentive Unit Plan

In January 2013, we adopted the ECPM Holdings, LLC 2013 Incentive Unit Plan, or 2013 Incentive Unit Plan, in order to provide a means to attract, retain and motivate our directors, employees and consultants upon whose judgment, initiative and efforts our continued success, growth and development are dependent. We amended the plan in each of September 2013 and August 2014.

The plan provides for the grant of incentive unit awards to employees, directors and consultants. The plan is administered by the compensation committee. The maximum number of incentive units that may be granted under the plan is 12,628,718. The compensation committee has the discretion to grant incentive unit awards and set the vesting terms for awards. Each incentive unit must include a minimum valuation threshold that must be achieved before the unit is entitled to receive any distributions under the LLC Agreement. Upon delivery of the units, a participant is bound by the terms of the LLC Agreement.

Except as otherwise provided in the incentive unit agreement, in the event that employment of a participant is terminated for any reason (not in connection with a liquidity event), any unvested incentive units are automatically forfeited and any vested incentive units are subject to repurchase as described in the LLC Agreement. In the event of a liquidity event, to the extent that a successor or surviving company does not assume or substitute for an award a substantially equivalent award, all awards outstanding immediately prior to the liquidity event shall be deemed vested. Further, if a successor or surviving company in a liquidity event assumes or substitutes for an award a substantially equivalent award, awards will nonetheless become vested in full if the participant's employment is terminated by the company not for cause or by the participant for good reason within three months before or 24 months after the date of a liquidity event.

2007 Stock Incentive Plan

In December 2007, one of our predecessors adopted the Endochoice, Inc. 2007 Stock Incentive Plan, or 2007 Stock Incentive Plan, to encourage and enable our directors, employees and independent contractors to acquire or to increase their holdings of common stock and other equity interests in order to promote a closer identification of their interests with those of the company and its stockholders and to further stimulate their efforts to enhance the efficiency, soundness, profitability, growth and stockholder value of the company. The plan, as amended and restated, was assumed by ECPM Holdings, LLC in January 2013, and was further amended in August 2014.

The plan provides for the grant of stock options, stock appreciation rights, stock awards, dividend equivalents or other awards to employees, directors and consultants. The plan is administered by the compensation committee. The maximum number of shares of common stock that may be granted under the plan is 4,615,053. No new awards may be made under the 2007 Stock Incentive Plan after January 4, 2013.

Except as otherwise provided in the award agreement, in the event that employment of a participant is terminated for any reason (not in connection with a liquidity event), any unvested portion of an award is automatically forfeited. In the event of a liquidity event, to the extent that a successor or surviving company does not assume or substitute for an award a substantially equivalent award, all awards outstanding immediately prior to the liquidity event shall be deemed vested or exercisable. Further, if a successor or surviving company in a liquidity event assumes or substitutes for an award a substantially equivalent award, awards will nonetheless become vested or exercisable in full if the participant's employment is terminated by the company not for cause or by the participant for good reason within three months before or 24 months after the date of a liquidity event.

2015 Omnibus Equity Incentive Plan

We intend to adopt the EndoChoice Holdings, Inc. 2015 Omnibus Equity Incentive Plan, effective upon completion of this offering. The 2015 Plan is intended to promote our long-term success and increase stockholder value by attracting, motivating, and retaining non-employee directors, officers, employees, advisors, consultants and independent contractors. To achieve this purpose, the 2015 Plan will allow the flexibility to grant or award stock options, stock appreciation rights, restricted stock awards, restricted stock units, performance unit awards, performance share awards, cash-based awards and other stock-based awards to eligible individuals, thereby strengthening their commitment to our success and aligning their interests with those of our stockholders. No awards have been made under the 2015 Plan.

Administration

The compensation committee will have discretionary authority to administer the 2015 Plan in accordance with its terms and applicable laws. The compensation committee will determine the non-employee directors, employees, advisors, consultants and independent contractors who will be granted awards under the 2015 Plan, the size and types of awards, the terms and conditions of awards and the form and content of the award agreements representing awards. The compensation committee will not be required to grant awards on a uniform or consistent basis. The compensation committee will be authorized to establish, administer and waive terms, conditions and performance goals of outstanding awards and to accelerate the vesting or exercisability of awards, in each case, subject to limitations contained in the 2015 Plan. The compensation committee will be authorized to interpret the 2015 Plan and award agreements and will have authority to correct any defects, supply any omissions and reconcile any inconsistencies in the 2015 Plan and/or any award agreements and to take any other action that the compensation committee deems necessary or appropriate for the administration of the 2015 Plan. Unless otherwise expressly provided in the 2015 Plan, the compensation committee's decisions, interpretations and actions concerning the 2015 Plan or any award will be within the sole discretion of the compensation committee, will be permitted to be made at any time and will be final, conclusive and binding upon all persons and entities, including any participant and any holder or beneficiary of any award. Within the limitations of the 2015 Plan and applicable law, the compensation committee will be authorized to delegate all or any part of its responsibilities and powers under the 2015 Plan to persons selected by it, and the board will be permitted to exercise all of the compensation committee's powers under the 2015 Plan.

Shares subject to the 2015 Plan

A total of _____ shares of our common stock will be available for delivery under the 2015 Plan. The number of shares available for delivery under the 2015 Plan will also be subject to adjustment for certain changes in our capital structure, as described below under "Changes in capital." In addition, the 2015 Plan will contain an "evergreen" provision allowing for an annual increase in the number of shares of our common stock available for issuance under the 2015 Plan on January 1 of each year during the period beginning January 1, 2016, and ending on (and including) January 1, 2025. The annual increase in the number of shares will be equal to four percent (4%) of the total number of shares of common stock outstanding on December 31st of the preceding calendar year; provided, however, that our board of directors will be authorized to act prior to the first day of any calendar year to provide that there will be no increase for such calendar year, or that the increase will be a lesser number of shares of common stock than would otherwise occur.

The shares of common stock that may be issued under the 2015 Plan will be either authorized and unissued shares (which will not be subject to preemptive rights) or previously issued shares that have been reacquired and are held as treasury stock. Any shares (a) subject to an award that is (1) forfeited, terminated, cancelled or otherwise expires or (2) settled for cash, or (b) used to pay the exercise price or required tax withholding (whether by delivery or withholding of shares) for an award will be available for future awards under the 2015 Plan. If we acquire or combine with another company, any awards that may be granted under the 2015 Plan in substitution or exchange for outstanding stock options or other awards of that other company will not reduce the shares available for issuance under the 2015 Plan, but the shares available for any "incentive stock options" granted under the 2015 Plan will be limited to shares of common stock, adjusted as stated above.

Participation

The compensation committee will be authorized to grant awards under the 2015 Plan to (a) employees, advisors, consultants and independent contractors of us and our subsidiaries and affiliates, (b) those individuals who have accepted an offer of employment or consultancy from us or our subsidiaries or affiliates, and (c) our non-employee directors. However, only employees of us and our subsidiaries will be eligible to receive "incentive stock options" under the 2015 Plan.

Stock options

A stock option is the right to purchase a specified number of shares of common stock in the future at a specified exercise price and subject to the other terms and conditions that will be specified in the option agreement and the 2015 Plan. Stock options granted under the 2015 Plan will be either "incentive stock options," which may be eligible for special tax treatment under the Internal Revenue Code, or options other than "incentive stock options", referred to as "nonqualified stock options," as determined by the compensation committee. All stock options that are intended to qualify as "incentive stock options" will be granted pursuant to award agreements expressly stating that the options are intended to qualify as incentive stock options, and will be subject to the terms and conditions that comply with the rules provided under section 422 of the Internal Revenue Code. The number of shares covered by each option will be determined by the compensation committee, but no participant may be granted in any fiscal year options for more than   shares of common stock. The exercise price of each option will be set by the compensation committee but cannot be less than 100% of the fair market value of the common stock at the time of grant (or, in the case of an "incentive stock option" granted to a 10% or more stockholder of the company or subsidiary, as applicable, 110% of the fair market value). Options granted under the 2015 Plan in substitution or exchange for options or awards of another company involved in a corporate transaction with the company or a subsidiary will have an exercise price that is intended to preserve the economic value of the award that is replaced. The fair market value of our common stock generally means the closing price of the common stock on the   on the option grant date. The exercise price of any stock options granted under the 2015 Plan will be paid by check, or, with the compensation committee's approval, shares of our common stock already owned by the option holder, a cashless broker-assisted exercise that complies with law, withholding of shares otherwise deliverable to the option holder upon exercise of the option or any other method approved or accepted by the compensation committee in its discretion. Any fractional shares of common stock will be settled in cash.

Options will become exercisable and expire at the times and on the terms established by the compensation committee. An "incentive stock option" cannot be exercised later than the tenth anniversary of the grant date. If the exercise of a "nonqualified stock option" on its scheduled expiration date would violate law, the option may be extended until its exercise would not violate law. Further, if a "nonqualified stock option" would expire at a time when trading of shares of our common stock is prohibited by our insider trading policy (or "blackout period" imposed by us), the term will automatically be extended to the 30th day following the end of such period. Options generally terminate when the holder's employment or service with us terminates. However, an option may be exercised for up to five years following the holder's termination of employment or services in specified circumstances, unless the compensation committee or the option agreement permits exercise of the option following the holder's termination to any greater or lesser extent.

Stock appreciation rights

Stock appreciation rights, or SARs, may be granted by the compensation committee with terms and conditions determined by the compensation committee which are permitted under the 2015 Plan. Generally, SARs are awards that, upon their exercise, give the holder a right to receive from us an amount equal to the product of (1) the number of shares for which the SAR is exercised, multiplied by (2) the excess of the (a) fair market value of a share of our common stock on the exercise date, over (b) the grant price per share . The grant price per share of a SAR cannot be less than 100% of the fair market value of a share of our common stock on the grant date of such SAR. SARs granted under the 2015 Plan in substitution or exchange for SARs or awards of another company involved in a corporate transaction with the company or a subsidiary will have an exercise price that is intended to preserve the economic value of the award that is replaced. A SAR may be settled in cash, shares or a combination of cash and shares, as determined by the compensation committee. SARs will become exercisable and expire at the times and on the terms established by the compensation committee. The number of shares covered by each SAR will be determined by the compensation committee, but no participant may be granted in any fiscal year SARs covering more than   shares of our common stock.

Restricted stock and restricted stock units

Restricted stock awards are shares of our common stock that are awarded to a participant subject to the satisfaction of the terms and conditions established by the compensation committee. Until the applicable restrictions lapse, shares of restricted stock will be subject to forfeiture and may not be sold, assigned, pledged or otherwise disposed of by the participant who holds those shares. Restricted stock units will be denominated in units of shares of our common stock, except that no shares are actually issued to the participant on the grant date. When a restricted stock unit award vests, the participant will be entitled to receive shares of our common stock, a cash payment based on the value of shares of our common stock or a combination of shares and cash. Vesting of restricted stock awards and restricted stock units may be based on continued employment or service and/or satisfaction of performance goals or other conditions established by the compensation committee. Subject to the other terms of the 2015 Plan, a recipient of restricted stock will generally have the rights and privileges of a stockholder during the restriction period, including the right to receive any dividends, which may be subject to the same restrictions as the restricted stock, unless the compensation committee provides otherwise in the award agreement. A recipient of restricted stock units will have none of the rights of a stockholder unless and until shares are actually delivered to the recipient. The number of shares of restricted stock and/or restricted stock units granted to a participant will be determined by the compensation committee, but no participant may be granted in any fiscal year more than   shares subject to awards of restricted stock or restricted stock units. Upon termination of employment or service, or failure to satisfy other vesting conditions, a participant's unvested shares of restricted stock and unvested restricted stock units are forfeited unless the participant's award agreement, or the compensation committee, provides otherwise.

Performance units, performance shares and cash-based awards

Performance units, performance shares and cash-based awards granted to a participant under the 2015 Plan will be amounts credited to a bookkeeping account established for the participant. A performance unit is a fixed or variable dollar denominated unit with a value determined by the compensation committee and stated in the award agreement. The value of a performance share is based on the value of our common stock. A cash-based award has a value that is established by the compensation committee at the time of its grant. The number of performance units, performance shares and cash-based awards granted to a participant will be determined by the compensation committee; however, no participant may be granted in any fiscal year performance units amounting to more than $, performance shares with respect to more than   shares or cash-based awards amounting to more than $. Whether a performance unit, performance share or cash-based award actually will result in a payment to a participant will depend upon the extent to which performance goals or other conditions established by the compensation committee are satisfied. After a performance unit, performance share or cash-based award has vested, the participant will be entitled to receive a payout of cash, shares of our common stock or a combination thereof, as determined by the compensation committee. A participant's award agreement will describe the effect of a termination of employment or service on the participant's performance units, performance shares or cash-based award.

Other stock-based awards

The compensation committee will be authorized to grant to participants other stock-based awards under the 2015 Plan, which will be valued in whole or in part by reference to, or otherwise based on, shares of our common stock. The form of any other stock-based awards will be determined by the compensation committee, and may include a grant or sale of unrestricted shares of our common stock. The number of shares of our common stock related to another stock-based award will be determined by the compensation committee; however, no participant may be granted in any fiscal year other stock-based awards with respect to more than shares (or cash amounts based on the fair market value of this number of shares on the grant date of the award). Other stock-based awards may be paid in shares of our common stock, cash or a combination of shares and cash, according to the award agreement. The terms and conditions, including vesting conditions, of another stock-based award will be established by the compensation committee when the award is made. The compensation committee will determine the effect of a termination of employment or service on a participant's other stock-based awards.

Dividend equivalents

The compensation committee will be authorized to provide part of an award with dividends or payment of dividend equivalents, on such terms and conditions as may be determined by the compensation committee in its sole discretion and consistent with the 2015 Plan; provided, however, that no dividends or dividend equivalents will be payable in respect to outstanding (a) options or SARS or (b) unearned performance compensation awards or other unearned award subject to performance conditions (other than or in addition to the passage of time). Dividend equivalents may be paid on a current or deferred basis, in cash or additional shares of our common stock and subject to such limitations and restrictions as the compensation committee may determine.

Performance-based awards

Restricted stock awards, restricted stock units, performance units, performance shares, cash-based awards and other stock-based awards subject to performance conditions may, in the compensation committee's discretion and subject to stockholder approval of the 2015 Plan prior to the payment of any awards, be structured to qualify as performance-based compensation that is exempt from the deduction limitations of section 162(m) of the Internal Revenue Code. Awards intended to satisfy this exemption must be conditioned on the achievement of objectively determinable performance goals based on one or more of the performance measures listed below, determined in relation to the company or its subsidiaries or any of their business units, divisions, services or products, or in comparison to a designated group of other companies or index: pre-tax income; after-tax income; net income (meaning net income as reflected in the company's financial reports for the applicable period, on an aggregate, diluted and/or per share basis, or economic net income); operating income or profit; gross profit; cash flow, free cash flow, cash flow return on investment (discounted or otherwise), net cash provided by operations, or cash flow in excess of cost of capital; earnings per share (basic or diluted); return on equity; returns on sales or revenues; return on invested capital or assets (gross or net); cash, funds or earnings available for distribution; operating expenses; implementation or completion of critical projects or processes; return on investment; total return to stockholders (meaning the aggregate common stock price appreciation and dividends paid (assuming full reinvestment of dividends) during the applicable period); net earnings growth; stock appreciation (meaning an increase in the price or value of the common stock after the date of grant of an award and during the applicable period); return measures (including but not limited to return on assets, capital, equity, or sales); increase in revenues; the company's published ranking against its peer group of medical device companies based on total stockholder return; net earnings; changes (or the absence of changes) in the per share price of the company's common stock; earnings before or after any one or more of the following items: interest, taxes, depreciation or amortization, as reflected in the company's financial reports for the applicable period; total revenue growth (meaning the increase in total revenues after the date of grant of an award and during the applicable period, as reflected in the company's financial reports for the applicable period); economic value created; operating margin or profit margin; share price or total shareholder return; cost targets, reductions and savings, productivity and efficiencies; research and development or regulatory milestones; strategic business criteria, consisting of one or more objectives based on meeting objectively determinable criteria: specified market penetration, geographic business expansion, investor satisfaction, employee satisfaction, human resources management, supervision of litigation, information technology, and goals relating to acquisitions, divestitures, joint ventures and similar transactions, and budget comparisons; objectively determinable personal or professional objectives, including any of the following performance goals: the implementation of policies and plans, the negotiation of transactions, the development of long term business goals, formation of joint ventures, research or development collaborations, and the completion of other corporate transactions, and any combination of, or a specified increase or improvement in, any of the foregoing.

The compensation committee will determine whether the performance goals that have been chosen for a particular performance-based award have been met. The compensation committee will have the discretion to adjust downwards but not upwards amounts payable or benefits granted, issued, retained or vested under a performance-based award described above. The compensation committee may not waive the achievement of performance goals applicable to these awards, except in the case of the participant's death, disability or a change

146

in control of the company. The compensation committee's evaluation of the achievement of performance goals may include or exclude any of the following events that occur during a performance period: (a) gains or losses on sales or dispositions, (b) asset write-downs, (c) changes in tax law or rate, including the impact on deferred tax liabilities, (d) the cumulative effect of changes in accounting principles, (e) extraordinary items, (f) acquisitions occurring after the start of a performance period or unbudgeted costs incurred related to future acquisitions, (g) operations discontinued, divested or restructured during the performance period, including severance costs, (h) gains or losses on refinancing or extinguishment of debt, (i) foreign exchange gains and losses, and (j) any other similar event or condition specified in the applicable award agreement.

Deferrals of awards

The compensation committee may, to the extent permitted by law, require or allow participants to defer receipt of all or part of any cash or shares subject to their award agreements on the terms of any deferred compensation plan of the company or other terms set by the compensation committee. Any such deferred compensation plan or other terms set by the compensation committee will be exempt from, or comply with the rules under section 409A of the Internal Revenue Code.

Transferability of awards

Options, SARs, unvested restricted stock, and other awards under the 2015 Plan may not be sold or otherwise transferred except in the event of a participant's death to his or her designated beneficiary or by will or the laws of descent and distribution, unless otherwise determined by the compensation committee. The compensation committee may permit awards other than "incentive stock options" and any related SARs to be transferred for no consideration.

Change in control

A change in control of the company (as defined in the 2015 Plan) will have no effect on outstanding awards under the 2015 Plan that the board or the compensation committee determines will be honored or assumed or replaced with new rights by a new employer (referred to as an alternative award), so long as the alternative award:

- is based on securities that are, or within 60 days after the change in control will be, traded on an established United States securities market;

- provides the holder with rights and entitlements (such as vesting and timing or methods of payment) that are at least substantially equivalent to the rights, terms and conditions of the outstanding award;

- has an economic value that is substantially equivalent to that of the outstanding award;

- provides that if the holder's employment with the new employer terminates under any circumstances, other than due to termination for cause or resignation without good reason, within 1 year following the change in control (or prior to a change in control, but following the date on which we agree in principle to enter into that change in control transaction), (1) any conditions on the holder's rights under, or any restrictions on transfer or exercisability applicable to, the alternative award will be waived or will lapse in full, and the alternative award will become fully vested and exercisable, and (2) the alternative award may be exercised until the later of (a) the last date on which the outstanding award would otherwise have been exercisable, and (b) the earlier of (i) the third anniversary of the change in control and (ii) expiration of the term of the outstanding award; and

- will not subject the holder to additional taxes or penalties under section 409A of the Internal Revenue Code.

If the board or the compensation committee does not make this determination with respect to any outstanding awards, then:

(1) the awards will fully vest and become nonforfeitable and exercisable immediately prior to the change in control;

(2) the board or the compensation committee will provide that in connection with the change in control:

- each outstanding option and SAR will be cancelled in exchange for an amount equal to the fair market value of our common stock on the change in control date, reduced by the option exercise price or grant price of the option or SAR;

- each outstanding share of restricted stock, restricted stock unit and any other award denominated in shares will be cancelled in exchange for an amount equal to the number of shares covered by the award multiplied by the price per share offered for our common stock in the change in control transaction, or, in some cases, the highest fair market value of the common stock during the 30 trading days preceding the change in control date; and

- any outstanding award not denominated in shares, including any award the payment of which was deferred, will be cancelled in exchange for the full amount of the award.

(3) the target performance goals applicable to any outstanding awards will be deemed to be fully attained, unless actual performance exceeds the target, in which case actual performance will be used, for the entire performance period then outstanding; and

(4) the board or the compensation committee may otherwise adjust or settle outstanding awards as it deems appropriate, consistent with the 2015 Plan's purposes.

Any amounts described under (2) above will be paid in cash, publicly traded securities of the new employer or a combination of cash and securities as soon as reasonably practicable, but in no event later than 10 business days, following the change in control.

Changes in capital

In the event of a change in our capital structure, such as a stock dividend, stock split or recapitalization, or a corporate transaction, such as a merger, consolidation, reorganization or spin-off, the compensation committee or the board will make substitutions or adjustments that it deems appropriate and equitable to: (a) the aggregate number, class and kind of shares or other securities reserved for issuance and delivery under the 2015 Plan, (b) the number, class and kind of shares or other securities subject to outstanding awards; (c) the option exercise price, grant price or other price of securities subject to outstanding options, stock appreciation rights and, to the extent applicable, other awards; and (d) the plan's limits on the number of shares that may be subject to awards granted to a single participant. In the case of a corporate transaction, these adjustments may include, for example, (1) cancellation of outstanding awards in exchange for payments of cash and/or property; (2) substitution of other property (for example, stock of another company) for shares of our common stock subject to outstanding awards; and (3) in connection with a transaction in which a subsidiary, affiliate or division of us is sold or otherwise ceases to be owned by us, arranging for the assumption of awards, or replacement of awards with new awards based on other property or other securities, by the affected subsidiary, affiliate, or division, or by the entity that controls that subsidiary, affiliate, or division (as well as any corresponding adjustments to awards that remain based upon our securities). The compensation committee will also make appropriate adjustments and modifications in the terms of any outstanding awards to reflect, or related to, any such events, adjustments, substitutions or changes, including modifications of performance goals and changes in the length of performance periods.

Amendment and termination

The board will have the authority to amend, alter, suspend or terminate the 2015 Plan in whole or in part, in its sole discretion. However, the board will be required to obtain approval of the stockholders, if required by the exemption from the short-swing profit recovery rules of the Securities Exchange Act of 1934, the tax law requirements for "incentive stock options" or any applicable law, regulation or rule, of any amendment of the 2015 Plan that would: (a) increase the maximum number of shares of our common stock that may be sold or awarded under the 2015 Plan, or that may be subject to awards granted to a single participant; (b) decrease the minimum option exercise price or SAR grant price required by the 2015 Plan, except, in the case of (a) or (b), in the event of certain changes in capital of the company (as described above under "Changes in capital"); (c) change the class of persons eligible to receive awards under the 2015 Plan; (d) change the performance measures applicable to awards intended to qualify as performance-based compensation under section 162(m) of the Internal Revenue Code; (e) extend the duration of the 2015 Plan or the maximum exercise periods of any options or SARs granted under the 2015 Plan; or (f) otherwise require stockholder approval to comply with applicable laws, regulations or rules. The compensation committee may also amend outstanding awards.

However, no amendment, alteration, suspension or termination of the 2015 Plan or amendment of outstanding awards may materially impair the previously accrued rights of a participant under any outstanding award without his or her written consent, except (a) to comply with (1) the exemption from the short-swing profit recovery rules of the Securities Exchange Act of 1934 or (2) the exception for performance-based compensation under section 162(m) of the Internal Revenue Code, or (b) where the board or the compensation committee determines that the amendment or alteration either (1) is required or advisable to comply with laws, regulations, rules or accounting standards or (2) is not reasonably likely to significantly diminish, without adequate compensation, the benefits provided under an award. Additionally, the provisions of the 2015 Plan described above under "Change in Control" may not be amended, terminated or modified on or after the date of a Change in Control to materially impair any participant's outstanding award without that participant's prior written consent. The board or the compensation committee will also make adjustments that it deems appropriate to awards under the 2015 Plan in recognition of unusual or nonrecurring events affecting the company or its financial statements or changes in laws, regulations, rules or accounting principles.

The 2015 Plan will prohibit the company from reducing the exercise price or grant price of an outstanding stock option or SAR or replacing an outstanding stock option or SAR with a new option or SAR that has a lower exercise price or grant price, or with any other type of new award under the 2015 Plan, except in connection with a share change, a corporate transaction or as otherwise described under "Changes in capital" above, without first obtaining stockholder approval.

Duration of 2015 Plan

No awards will be made under the 2015 Plan on or after the earlier of (1) the tenth anniversary of the effective date of the 2015 Plan, or (2) the date on which all shares of common stock reserved under the 2015 Plan have been issued or are no longer available for use under the 2015 Plan.

Forfeiture

The 2015 Plan will authorize the Committee to provide for the forfeiture or recoupment of a participant's awards in certain situations, such as the termination of the participant's employment for cause, serious misconduct, breach of noncompetition, confidentiality or other restrictive covenants, or other activity detrimental to our business, reputation or interests.

We intend to file with the SEC a registration statement on Form S-8 covering our shares issuable under the 2015 Plan.

Employee Stock Purchase Plan

We have adopted, and our existing stockholders have approved, an Employee Stock Purchase Plan, which we refer to as our ESPP, which will become effective upon the pricing of this offering. The ESPP is designed to allow our eligible employees to purchase shares of our common stock, at quarterly intervals, with accumulated payroll deductions. The ESPP is intended to qualify under Section 423 of the Internal Revenue Code.

Plan administration. Subject to the terms and conditions of the ESPP, our compensation committee will administer the ESPP, and have full and exclusive authority to interpret the terms of the ESPP and determine eligibility to participate. Our compensation committee may delegate, in whole or in part, administrative tasks under the ESPP to the services of an agent and/or employees to assist in the administration of the ESPP. Interpretations and constructions of the administrator of any provision of the ESPP or of any rights thereunder will be conclusive and binding on all persons.

Shares available under ESPP. The maximum number of our shares of our common stock which will be authorized for sale under the ESPP is equal to the sum of (a)   shares of common stock and (b), if approved by our board of directors or the compensation committee of our board of directors, an annual increase on the first day of each year beginning in 2016 and ending in 2025, equal to the lesser of (i) one percent (1%) of the shares of common stock outstanding (on an as converted basis) on the last day of the immediately preceding fiscal year and (ii) such number of shares of common stock as determined by our board of directors; provided, however, no more than   shares of our common stock may be issued under the ESPP. The shares made available for sale under the ESPP may be authorized but unissued shares or reacquired shares reserved for issuance under the ESPP.

Eligible employees. Employees eligible to participate in the ESPP for a given offering period generally include employees who are employed by us or one of our subsidiaries on the first day of the offering period, or the enrollment date. Our employees and any employees of our subsidiaries who customarily work less than five months in a calendar year or customarily work less than 20 hours per week will not be eligible to participate in the ESPP. Finally, an employee who owns (or is deemed to own through attribution) 5% or more of the combined voting power or value of all our classes of stock or of one of our subsidiaries will not be allowed to participate in the ESPP. The compensation committee may, from time to time and in its sole discretion, designate any of our subsidiaries as eligible to participate in the ESPP.

Participation. Employees will enroll under the ESPP by completing a payroll deduction form permitting the deduction from their compensation of at least 1% of their compensation but not more than the lesser of 15% of their compensation and $25,000 per offering period. Such payroll deductions may be expressed as a whole number percentage and the accumulated deductions will be applied to the purchase of shares on each semi-annual purchase date. However, a participant may not purchase more than 5,000 shares in each offering period, and may not subscribe for more than $25,000 in fair market value of shares our common stock (determined at the time the option is granted) during any calendar year. The ESPP administrator has the authority to change these limitations for any subsequent offering period, in compliance with the rules prescribed by the ESPP and Section 423 of the Internal Revenue Code.

Offering. Under the ESPP, participants are offered the option to purchase shares of our common stock at a discount during a series of successive offering periods, which will commence and end on such dates as determined by our compensation committee. The initial offering period will commence and end on dates as determined by the ESPP administrator. Unless otherwise determined by the ESPP administrator, each offering period will have a quarterly duration. However, in no event may an offering period be longer than 27 months in length.

The option price will be the lower of 85% of the closing trading price per share of our common stock on the first trading date of an offering period in which a participant is enrolled or 85% of the closing trading price per share on the semi-annual purchase date, which will occur on the last trading day of each offering period.

Unless a participant has previously canceled his or her participation in the ESPP before the purchase date, the participant will be deemed to have exercised his or her option in full as of each purchase date. Upon exercise, the participant will purchase the number of whole shares that his or her accumulated payroll deductions will buy at the option purchase price, subject to the participation limitations listed above and shares available under the ESPP.

A participant may cancel his or her payroll deduction authorization at any time prior to the end of the offering period. Upon cancellation, the participant will have the option to either (a) receive a refund of the participant's account balance in cash without interest or (b) exercise the participant's option for the current offering period for the maximum number of shares of common stock on the applicable purchase date, with the remaining account balance refunded in cash without interest. Following at least one payroll deduction, a participant may also decrease (but not increase) his or her payroll deduction authorization once during any offering period. If a participant wants to increase or decrease the rate of payroll withholding, he or she may do so effective for the next offering period by submitting a new form before the offering period for which such change is to be effective. Participation ends automatically upon termination of employment with us.

A participant may not assign, transfer, pledge or otherwise dispose of (other than by will or the laws of descent and distribution) payroll deductions credited to a participant's account or any rights to exercise an option or to receive shares of our common stock under the ESPP, and during a participant's lifetime, options in the ESPP shall be exercisable only by such participant. Any such attempt at assignment, transfer, pledge or other disposition will not be given effect.

Changes in capital structure or occurrence of significant corporate transactions. In the event of any increase or decrease in the number of issued shares of our common stock resulting from a stock split, reverse stock split, stock dividend, combination or reclassification of the common stock, or any other increase or decrease in the number of shares of common stock effected without receipt of consideration by us, we will proportionately adjust the aggregate number of shares of our common stock offered under the ESPP, the number and price of shares which any participant has elected to purchase pursuant under the ESPP and the maximum number of shares which a participant may elect to purchase in any single offering period. If there is a proposal to dissolve or liquidate us, then the ESPP will terminate immediately prior to the consummation of such proposed dissolution or liquidation, and any offering period then in progress will be shortened by setting a new purchase date to take place before the date of our dissolution or liquidation. We will notify each participant of such change in writing at least ten business days prior to the new exercise date. If we undergo a merger with or into another corporation or sale of all or substantially all of our assets, each outstanding option will be assumed or an equivalent option substituted by the successor corporation or the parent or subsidiary of the successor corporation. If the successor corporation refuses to assume the outstanding options or substitute equivalent options, then any offering period then in progress will be shortened by setting a new purchase date to take place before the date of our proposed sale or merger. We will notify each participant of such change in writing at least ten business days prior to the new exercise date.

Amendment and termination. Our board of directors may amend, suspend or terminate the ESPP at any time. However, the board of directors may not amend the ESPP without obtaining stockholder approval within 12 months before or after such amendment to the extent required by applicable laws.

We intend to file with the SEC a registration statement on Form S-8 covering our shares issuable under the ESPP.

PRINCIPAL STOCKHOLDERS

The following table sets forth information as of December 31, 2014 regarding the beneficial ownership of our common stock, giving pro forma effect to our conversion from a Delaware limited liability company to a Delaware corporation, by:

- each person or group who beneficially owns more than 5% of our outstanding shares of common stock;

- each of our executive officers;

- each of our directors; and

- all of our executive officers and directors as a group.

Beneficial ownership for the purposes of the following table is determined in accordance with the rules and regulations of the SEC. These rules generally provide that a person is the beneficial owner of securities if such person has or shares the power to vote or direct the voting of securities, or to dispose or direct the disposition of securities or has the right to acquire such powers within 60 days. For purposes of calculating each person's percentage ownership, common stock issuable pursuant to options exercisable within 60 days are included as outstanding and beneficially owned for that person or group, but are not deemed outstanding for the purposes of computing the percentage ownership of any other person. Except as disclosed in the footnotes to this table and subject to applicable community property laws, we believe that each beneficial owner identified in the table possesses sole voting and investment power over all common stock shown as beneficially owned by the beneficial owner.

The percentage of beneficial ownership is based on   shares of common stock outstanding prior to this offering after giving effect to our conversion from a Delaware limited liability company to a Delaware corporation,   shares of common stock to be outstanding after the completion of this offering, assuming no exercise of the underwriters' option to purchase additional shares of our common stock and   shares of common stock to be outstanding after the completion of this offering, assuming exercise of the underwriters' option to purchase additional shares of our common stock in full. The percentage of beneficial ownership further assumes that the corporate conversion had occurred on December 31, 2014, based on the assumed initial public offering price of $ per share (the midpoint of the price range set forth on the cover page of this prospectus).

The number of shares of common stock of EndoChoice Holdings, Inc. that holders of units and vested incentive units will receive in the corporate conversion, the number of shares of common stock that options and warrants will be exercisable for following the corporate conversion and the number of restricted stock units that holders of unvested incentive units will receive in the corporate conversion will vary depending on the initial public offering price set forth on the cover page of this prospectus. See "Corporate conversion" and "Pricing sensitivity analysis" for additional information.

Unless otherwise indicated in the table or footnotes below, the address for each beneficial owner is c/o ECPM Holdings, LLC, 11810 Wills Road, Alpharetta, Georgia 30009.

| | Prior to this offering | | After this offering Assuming underwriters' option to purchase additional shares is not exercised | | Assuming underwriters' option to purchase additional shares is exercised in full | |
| | Number of shares beneficially owned | | Number of shares beneficially owned | | Number of shares beneficially owned | |
Name	Number of shares	Percentage of shares	Number of shares	Percentage of shares	Number of shares	Percentage of shares
5% or more stockholders						
Sequoia Funds[1]		%		%		%
River Cities Funds[2]		%		%		%
Council Capital II, L.P.[3]		%		%		%
Envest III, LLC[4]		%		%		%
ESOP Management and Trust Services Ltd. for the benefit of Avi Levy[5]		%		%		%
ESOP Management and Trust Services Ltd. for the benefit of U.M. Accelmed L.P.[6]		%		%		%
Executive officers and directors						
Mark G. Gilreath[7]		%		%		%
David N. Gill		%		%		%
Kevin V. Rubey		%		%		%
Douglas N. Ladd		%		%		%
James R. Balkcom[8]		%		%		%
J. Scott Carter[9]		%		%		%
D. Scott Davis		%		%		%
Dr. Uri Geiger[10]		%		%		%
R. Scott Huennekens[11]		%		%		%
David L. Kaufman[12]		%		%		%
Rurik G. Vandevenne[13]		%		%		%
Executive officers and directors as a group (11 persons)		%		%		%

* Represents less than 1%.

(1) Represents (i) 25,000,000 Class A Units held by SC US GF V Holdings, Ltd., (ii) 5,894,844 Class A Units held by Sequoia Capital U.S. Growth Fund V, L.P. and (iii) 5,892,901 Class A Units held by Sequoia Capital Israel IV Holdings, L.P. Sequoia Capital U.S. Growth Fund V, L.P. and Sequoia Capital USGF Principals Fund V, L.P. together own 100% of the outstanding ordinary shares of SC US GF V Holdings, Ltd. SC GF V TT, Ltd. is the general partner of SCGF V Management, L.P., which is the general partner of each of Sequoia Capital U.S. Growth Fund V, L.P. and Sequoia Capital USGF Principals Fund V, L.P. The directors and stockholders of SC GF V TT, Ltd. and SC US GF V Holdings, Ltd. that exercise voting and investment discretion with respect to SC US GF V Holdings, Ltd. and Sequoia Capital U.S. Growth Fund V, L.P.'s investments are Roelof Botha, J. Scott Carter, James J. Goetz, Michael Goguen, Patrick Grady, Douglas Leone and Michael Moritz. As a result, and by virtue of the relationships described in this footnote, each such person may be deemed to share beneficial ownership of the shares held by SC US GF V Holdings, Ltd. and Sequoia Capital U.S. Growth Fund V, L.P. Such individuals expressly disclaim any such beneficial ownership. SC Israel IV GenPar, Ltd. is the general partner of SC Israel IV Management, L.P., which is the

general partner of Sequoia Capital Israel IV Holdings, L.P. ("SC Israel IV Holdings"). As a result, SC Israel IV GenPar, Ltd. may be deemed to share voting and dispositive power with respect to the shares held by SC Israel IV Holdings. The directors and stockholders of SC Israel IV GenPar, Ltd. that exercise voting and investment discretion with respect to SC Israel IV Holdings' investments are Shmuel Levy and Haim Sadger. As a result, and by virtue of the relationships described in this footnote, each such person may be deemed to share beneficial ownership of the shares held by SC Israel IV Holdings. The address of each of the entities identified in this footnote is c/o Sequoia Capital, 3000 Sand Hill Road, Suite 4-250, Menlo Park, CA 94025.

(2) Represents (i) 4,636,420 Class A Units and 12,554,874 Class B Units held by River Cities Capital Fund IV, L.P., (ii) 495,202 Class A Units and 1,340,946 Class B Units held by River Cities Capital Fund IV (N.Q.P.) L.P. and (iii) 2,650,966 Class A Units held by RCCF EndoChoice, LLC. River Cities Management IV, LLC is the general partner of River Cities Capital Fund IV, L.P. and River Cities Capital Fund IV (N.Q.P.) L.P. and the managing member of RCCF EndoChoice, LLC. River Cities Management IV, LLC is managed by R. Glen Mayfield, Edwin T. Robinson, Daniel T. Fleming, Edward C. McCarthy, and J. Carter McNabb. By virtue of the relationships described in this footnote, each entity and person described herein may be deemed to share beneficial ownership of all shares held by the River Cities Funds. Such individuals expressly disclaim any such beneficial ownership, except to the extent of their individual pecuniary interests therein. The address for this entity is 3737 Glenwood Ave., Suite 100, Raleigh, NC 27162.

(3) Council Capital Partners II, LLC is the sole general partner of Council Capital II, L.P. Dennis Bottorff and Katie Gambill are the managers and owners of Council Capital Partners II, LLC, which exercises voting and investment discretion with respect to all shares held by Council Capital II, L.P. By virtue of the relationships described in this footnote, each entity and person described herein may be deemed to share beneficial ownership of the shares held by Council Capital II, L.P. Such individuals expressly disclaim any such beneficial ownership, except to the extent of his or her pecuniary interest therein. The address for this entity is 150 Second Ave. North, Suite 415, Nashville, TN 37201.

(4) Envest Management III LLC exercises voting and investment discretion with respect to all shares held by Envest III LLC. The managers of Envest Management III LLC are David L. Kaufman and John R. Garel, and Envest Management III LLC. Mr. Garel and Mr. Kaufman together with David L. Wolfe, Paul O. Hirschbiel and Kevin Wilson exercise voting and investment discretion with respect to Envest Management III LLC as members of its investment committee. By virtue of the relationships described in this footnote, each entity and person described herein may be deemed to share beneficial ownership of all shares held by Envest III LLC. Such individuals expressly disclaim any such beneficial ownership, except to the extent of their individual pecuniary interests therein. The address for this entity is 2101 Parks Ave., Suite 401, Virginia Beach, VA 23451.

(5) As the beneficiary of ESOP Management and Trust Services Ltd. for the benefit of Avi Levi, Avi Levi holds the voting and dispositive powers with respect to these shares. The address for this entity is Asher Barash 37/9, Herzeliya, 46365, Israel.

(6) As the beneficiary of ESOP Management and Trust Services Ltd. for the benefit of U.M. Accelmed L.P., U.M. AccelMed, L.P. exercises voting and investment discretion with respect to these shares. Mr. Moshe Arkin is the controlling shareholder of the general partner of U.M. AccelMed, L.P., and as such, may be considered to hold voting and dispositive powers with respect to these shares. However, Mr. Arkin disclaims beneficial ownership of any such shares, except to the extent of his individual pecuniary interest therein. The address for this entity is Life Plaza, 6 Ha'Hoshlim St., Herliya Pituach 46120, Israel.

(7) Includes shares held by the Mark Gregory Gilreath Irrevocable Trust, of which Mr. Gilreath is the trustee and shares held by Entrust Georgia, LLC for the benefit of Mark G. Gilreath. Also includes options to purchase   shares vested or vesting within 60 days of   , 2014, including   .

(8) Includes options to purchase   shares vested or vesting within 60 days of   , 2014.

(9) Represents the shares held by SC US GF V Holdings, Ltd. and Sequoia Capital U.S. Growth Fund V, L.P. listed in footnote (1) above. By virtue of the relationships described in footnote (1) above, Mr. Carter, one of our directors, may be deemed to share beneficial ownership of the shares held by SC US GF V Holdings, Ltd. and Sequoia Capital U.S. Growth Fund V, L.P. Mr. Carter expressly disclaims such beneficial

154

ownership. The address for Mr. Carter is c/o Sequoia Capital, 3000 Sand Hill Road, Suite 4-250, Menlo Park, CA 94025.

(10) Includes shares held by ESOP Management and Trust Services Ltd. for the benefit of U.M. Accelmed L.P. Dr. Geiger is Managing Partner of Accelmed and as a result may be deemed to beneficially own the shares owned by Accelmed or related entities. Dr. Geiger disclaims ownership of the shares held by these entities except to the extent of his pecuniary interest therein. Also includes options to purchase   shares vested or vesting within 60 days of   , 2014.

(11) Includes shares held by Saol Capital, LLC. Soal Capital, LLC is owned equally by The Huennekens Family Trust dated June 14, 2007 and The Kieran and Mary Ellen Gallahue Revocable Family Trust dated January 24, 2004, as amended, which hold voting and dispositive power with respect thereto. The Huennekens Family Trust dated June 14, 2007 is owned directly and equally by Richard Scott Huennekens and Deborah Legome Huennekens. The Kieran and Mary Ellen Gallahue Revocable Trust is owned directly and equally by Kieran Owen Gallahue and Mary Ellen Gallahue. By virtue of the relationships described in this footnote, the entities and individuals described herein may be deemed to beneficially own the shares owned by Saol Capital. However, such individuals expressly disclaim any such beneficial ownership, except to the extent of their individual pecuniary interests therein.

(12) Includes shares held by Envest III, LLC. Mr. Kaufman is a Founder and Senior Managing Director of Envest Holdings LLC and as a result may be deemed to beneficially own the shares owned by Envest Holdings or related entities. Mr. Kaufman disclaims ownership of the shares held by these entities except to the extent of his pecuniary interest therein. Also includes options to purchase   shares vested or vesting within 60 days of   , 2014.

(13) Includes shares held by River Cities Capital Fund IV, L.P., shares held by River Cities Capital Fund IV (N.Q.P.) L.P. and shares held by RCCF EndoChoice, LLC. Mr. Vandevenne is a member of the general partner of both River Cities Capital Fund IV, L.P. and River Cities Capital Fund IV (N.Q.P.) L.P., and the general partner is also the manager of RCCF EndoChoice, LLC. As a result of these affiliations, he may be deemed to beneficially own the shares owned by such entities. Mr. Vandevenne disclaims ownership of the shares held by these entities except to the extent of his pecuniary interest therein. Also includes options to purchase   shares vested or vesting within 60 days of   , 2014.

PRICING SENSITIVITY ANALYSIS

Throughout this prospectus we provide information assuming that the initial public offering price per common share is $, which is the midpoint of the price range set forth on the cover page of this prospectus. However, some of the information that we provide will be affected if the initial public offering price per share of common stock in this offering is different from the midpoint of the price range. The following table presents how some of the information set forth in this prospectus would be affected by an initial public offering price per share of common stock at the low-, mid- and high-points of the price range set forth on the cover page of this prospectus, assuming that the underwriters' option to purchase additional common units is not exercised.

	Price per share		
	$	$	$
	(in thousands, except per share data)		
Shares, warrants and options issued in conversion			
Common stock issuable for:			
Class A units			
Class B units			
Class C units			
Vested incentive units			
Total			
Warrants issuable for:			
For Class A units			
For Class B units			
Total			
Options issuable for:			
For Class B units			
For Class C units			
Total			
Shares of restricted stock issuable for:			
Unvested incentive units			
Total			
Equity ownership percentages following this offering			
Existing owners in this offering	%	%	%
New investors in this offering	%	%	%
	100.0%	100.0%	100.0%
Existing owners in this offering assuming exercise of all outstanding options and warrants	%	%	%
New investors in this offering assuming exercise of all outstanding options and warrants	%	%	%
	100.0%	100.0%	100.0%
Net proceeds			
Net proceeds from this offering	$	$	$
Pro forma as adjusted capitalization			
Cash and cash equivalents	$	$	$
Total debt			

	Price per share		
	$	$	$
	(in thousands, except per share data)		
Stockholders' equity (deficit)			
Common stock, $0.001 par value per share			
Preferred stock, $0.001 par value per share			
Additional paid-in capital			
Accumulated deficit			
Accumulated other comprehensive income			
Total stockholders' equity (deficit)			
Total capitalization	$	$	$

Dilution

Pro forma as adjusted net tangible book deficit per share after giving effect to this offering			
Dilution per share to new investors in this offering			
Pro forma as adjusted net tangible book deficit per share after giving effect to this offering assuming exercise of all outstanding options and warrants			
Dilution per share to new investors in this offering assuming exercise of all outstanding options and warrants			

In addition, throughout this prospectus we provide information assuming that the underwriters' option to purchase additional shares of common stock from us is not exercised. However, some of the information that we provide will be affected if the underwriters' option to purchase additional shares of common stock is exercised. The following table presents how some of the information set forth in this prospectus would be affected if the underwriters exercise in full their option to purchase additional shares of common stock where the initial public offering price per share of common stock is at the low-, mid- and high-points of the price range set forth on the cover page of this prospectus.

	Price per share		
	$	$	$
	(in thousands, except per share data)		
Shares, warrants and options issued in conversion			
Common stock issuable for:			
Class A units			
Class B units			
Class C units			
Vested incentive units			
Total			
Warrants issuable for:			
For Class A units			
For Class B units			
Total			
Options issuable for:			
For Class B units			
For Class C units			
Total			
Shares of restricted stock issuable for:			
Unvested incentive units			
Total			

	Price per share		
	$	$	$
	(in thousands, except per share data)		
Equity ownership percentages following this offering			
Existing owners in this offering	%	%	%
New investors in this offering	%	%	%
	100.0%	100.0%	100.0%
Existing owners in this offering assuming exercise of all outstanding options and warrants	%	%	%
New investors in this offering assuming exercise of all outstanding options and warrants	%	%	%
	100.0%	100.0%	100.0%
Net proceeds			
Net proceeds from this offering	$	$	$
Pro forma as adjusted capitalization			
Cash and cash equivalents	$	$	$
Total debt			
Stockholders' equity (deficit)			
Common stock, $0.001 par value per share			
Preferred stock, $0.001 par value per share			
Additional paid-in capital			
Accumulated deficit			
Accumulated other comprehensive income			
Total stockholders' equity (deficit)			
Total capitalization	$	$	$
Dilution			
Pro forma as adjusted net tangible book deficit per share after giving effect to this offering			
Dilution per share to new investors in this offering			
Pro forma as adjusted net tangible book deficit per share after giving effect to this offering assuming exercise of all outstanding options and warrants			
Dilution per share to new investors in this offering assuming exercise of all outstanding options and warrants			

158

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Under SEC rules, a related person is an officer, director, nominee for director or beneficial holder of more than 5% of any class of our voting securities (our 5% Security Holders) since the beginning of the last fiscal year or an immediate family member of any of the foregoing. Pursuant to our related party transaction written policy, directors (including director nominees), executive officers and employees are required to report any transactions or circumstances that may create or appear to create a conflict between the personal interests of the individual and our interests, regardless of the amount involved. The audit committee of the board of directors is responsible for evaluating each related party transaction and making a recommendation to the disinterested members of the board of directors as to whether the transaction at issue is fair, reasonable and within our policy and whether it should be ratified and approved. The audit committee, in making its recommendation, considers various factors, including the benefit of the transaction to us, the terms of the transaction and whether they are at arm's-length and in the ordinary course of our business, the direct or indirect nature of the related person's interest in the transaction, the size and expected term of the transaction and other facts and circumstances that bear on the materiality of the related party transaction under applicable law and listing standards. The audit committee reviews, at least annually, a summary of our transactions with our directors and officers and with firms that employ our directors, as well as any other related person transactions.

Prior to the adoption of the written policy, our board of directors used similar processes and controls to obtain information from our directors, executive officers and significant stockholders regarding related party transactions and then determined, based on the facts and circumstances, whether we or a related person had a direct or indirect material interest in these transactions. When considering potential transactions involving a related party, our officers notified our board of directors of the proposed transaction and the board of directors or a committee thereof discussed the transaction and the implications of engaging a related party. If the board of directors (or specified directors as required by applicable legal requirements) determined that the transaction was in our best interests, it voted to approve entering into the transaction with the applicable related party.

Other than compensation agreements and other arrangements which are described under "Executive compensation" and the transactions described below, since January 1, 2012, there has not been, and there is not currently proposed, any transaction or series of similar transactions to which we were or will be a party in which the amount involved exceeded or will exceed $120,000 and in which any related person had or will have a direct or indirect material interest.

Limited liability company operating agreement of ECPM Holdings, LLC

We are party to a limited liability company agreement with our current members. The LLC Agreement will terminate upon the closing of this offering. See "Description of capital stock—Board of directors and committees."

Peer Medical transaction

ECPM Holdings, LLC was established to facilitate the acquisition of Peer Medical.

On January 4, 2013, all issued and outstanding shares of stock of EndoChoice, Inc. were exchanged for units of ECPM Holdings, LLC, and EndoChoice, Inc. thereby became a wholly-owned subsidiary of ECPM Holdings, LLC, as follows:

- 7,322,023 Class B, Series B1 units were issued by ECPM Holdings, LLC in exchange for all of the outstanding shares of EndoChoice, Inc. Series A preferred stock;

- 15,409,245 Class B, Series B2 units were issued by ECPM Holdings, LLC in exchange for all of the outstanding shares of EndoChoice, Inc. Series B preferred stock;

- 8,767,534 Class B, Series B3 units were issued by ECPM Holdings, LLC in exchange for all of the outstanding shares of EndoChoice, Inc. Series C preferred stock;

- 10,185,250 Class B, Series B4 units were issued for all of the outstanding shares EndoChoice, Inc. common stock; and

- ECPM Holdings, LLC agreed to assume the outstanding warrant for the purchase of 50,000 shares of EndoChoice, Inc. common stock and issue 50,000 Class B, Series B4 units upon the exercise thereof.

As part of the same transaction, on January 4, 2013, all issued and outstanding shares of stock of Peer Medical Ltd. were exchanged for units of ECPM Holdings, LLC, and Peer Medical Ltd. thereby became a wholly-owned subsidiary of ECPM Holdings, LLC, as follows:

- 206,337 Class C, Series C1 units were issued by ECPM Holdings, LLC in exchange for all of the outstanding shares Peer Medical Ltd. Series A-1 preferred stock;

- 1,534,879 Class C, Series C2 units were issued by ECPM Holdings, LLC in exchange for all of the outstanding shares of Peer Medical Series A preferred stock; and

- 1,159,872 Class C, Series C3 units were issued by ECPM Holdings, LLC in exchange for all of the outstanding shares of Peer Medical Ltd. common stock.

As part of the Peer Medical transaction, ECPM Holdings, LLC agreed to assume legacy EndoChoice, Inc. stock options and legacy Peer Medical Ltd. stock options in exchange for, in the case of legacy EndoChoice, Inc. stock options, options to purchase Class B, Series B4 units, and in the case of the legacy Peer Medical Ltd. stock options, options to purchase Class C, Series C3 units. The options assumed under the legacy plans include options issued to certain of our existing executive officers and directors.

The following table summarizes the issuances of Class A units, Class B units and Class C units that were made to 5% Security Holders, executive officers and other holders as part of the formation and merger transactions.

Name	Class A units	Class B units	Class C units
5% Security Holders			
Sequoia Funds	30,000,000	—	—
River Cities Funds.	3,773,311	13,895,820	—
Council Capital II, L.P.	2,695,909	7,845,983	—
Envest III, LLC	2,915,780	7,365,392	—
ESOP Management and Trust Services Ltd. for the benefit of Avi Levy	—	—	947,538
ESOP Management and Trust Services Ltd. for the benefit of U.M. Accelmed L.P.	500,000	—	1,105,634
Executive officers			
Mark G. Gilreath	—	6,015,054	—
David N. Gill	—	—	—
Kevin V. Rubey	—	—	—
Douglas N. Ladd	—	—	—
Other security holders (aggregate)	4,000,000	6,561,803	847,916
Total	43,885,000	41,684,052	2,901,088

Following the transactions on January 4, 2013, we repurchased the following units from one of our executive officers and one of our 5% Security Holders pursuant to put options:

- 1,248,940 of the Class B, Series B4 units from Mr. Gilreath at a price of $1.2010184 per unit; and

- 126,186 of the Class C, Series C3 units from Mr. Avi Levy, who is the beneficial owner of all Shares held by ESOP Management and Trust Services Ltd. for the benefit of Avi Levy, at a price of $11.88721411 per unit.

Other equity issuances to related parties

Since the formation and merger transactions, we have issued additional units to related parties, including:

- On June 6, 2013 we issued 200,000 Class A units to Saol Capital, LLC, an entity affiliated with our director, Mr. Huennekens, at a price per share of $1.00.

- On December 31, 2013 we issued 200,000 Class A units to our director, Mr. Davis, at a price per share of $1.00.

- On October 30, 2014, we made another issuance of Class A units at a per share price of $0.9564 to certain of our existing security holders, including our 5% Security Holders and our directors in the following amounts:

Name	Class A units
5% Security Holders	
Sequoia Funds	8,988,581
River Cities Funds	5,309,231
Council Capital II, L.P.	2,897,301
Envest III, LLC	4,182,350
ESOP Management and Trust Services Ltd. for the benefit of U.M. Accelmed L.P.	4,182,350
Directors	
D. Scott Davis	104,559
R. Scott Huennekeus	104,559

Our 5% Security Holders and executive officers set forth in the tables above may hold the units listed through one or more affiliated entities that are described elsewhere in this prospectus. In addition, some of our directors are affiliated with our 5% Security Holders and may be deemed to beneficially own the units issued in the transactions described above:

- Mr. Carter is affiliated with the Sequoia Funds;

- Dr. Geiger is affiliated with ESOP Management and Trust Services Ltd. for the benefit of U.M. Accelmed L.P.;

- Mr. Kaufman is affiliated with Envest III, LLC; and

- Mr. Vandevenne is affiliated with River Cities Capital Fund IV, L.P.

For additional information regarding the beneficial ownership of units and the affiliation between certain directors and our 5% Security Holders, see "Principal stockholders" and "Management."

Investor rights agreement

Pursuant to the terms of an investor rights agreement, between us and certain holders of our Class A units, including entities affiliated with Sequoia Capital, River Cities Capital Funds, U.M. Accelmed, Council Capital and Envest, the investor rights agreement, such holders of our Class A units are entitled to certain rights with respect to the receipt of our financial statements on a monthly, quarterly and annual basis, the receipt of reports concerning significant aspects of our operations or financial affairs, notice of any material event that would negatively impact our business and the inspection of our facilities and records.

The investor rights agreement will terminate in connection with this offering.

Conversion to corporate form

Prior to the closing of this offering, we will convert from a Delaware limited liability company to a Delaware corporation under the name EndoChoice Holdings, Inc. Existing holders, including our 5% Security Holders, executive officers and directors, of (1) Class A units, Class B units, Class C units and vested incentive units, (2) warrants to purchase Class A units and Class B units, (3) options to purchase Class B units and Class C units and (4) unvested incentive units, will receive the number of shares of common stock, the number of warrants, the number of options and the number of shares of restricted stock, respectively, described in this prospectus as a result of the corporate conversion. The existing securities held by our officers, directors, nominees for director and 5% Security Holders, executive officers and directors will be converted on the same basis as all other holders of such securities. See "Corporate conversion" and "Principal stockholders" for additional information.

Voting agreement

On January 4, 2013, we entered into a voting agreement with certain holders of our Class B units. These holders include entities affiliated with River Cities Capital Funds, Council Capital and Envest. Under the voting agreement, each Class B unitholder agrees to vote all of its Class B units in favor of certain individuals as managers of ECPM Holdings, LLC.

The voting agreement will terminate in connection with this offering.

Limitation of liability and indemnification

As permitted by Delaware law, we intend to adopt provisions in our certificate of incorporation, which will be effective as of the closing date of this offering, that limit or eliminate the personal liability of our directors. Our certificate of incorporation will limit the liability of directors to the maximum extent permitted by Delaware law. Delaware law provides that directors of a corporation will not be personally liable for monetary damages for breaches of their fiduciary duties as directors, except liability for:

- any breach of the director's duty of loyalty to us or our stockholders;

- any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

- any unlawful payments related to dividends or unlawful stock repurchases, redemptions or other distributions; or

- any transaction from which the director derived an improper personal benefit.

These limitations do not apply to liabilities arising under federal securities laws and do not affect the availability of equitable remedies, including injunctive relief or rescission. If Delaware law is amended to authorize the further elimination or limiting of a director, then the liability of our directors will be eliminated or limited to the fullest extent permitted by Delaware law as so amended.

As permitted by Delaware law, our certificate of incorporation that will be effective as of the closing date of this offering will also provide that:

- we will indemnify our directors and officers to the fullest extent permitted by law;

- we may indemnify our other employees and other agents to the same extent that we indemnify our officers and directors, unless otherwise determined by our board of directors; and

- we will advance expenses to our directors and officers in connection with legal proceedings in connection with a legal proceeding to the fullest extent permitted by law.

We anticipate entering into indemnification agreements with our directors and officers to provide such officers and directors with additional contractual assurances regarding the scope of their indemnification. We expect that each of these indemnification agreements will provide that we will indemnify the director or officer to the fullest extent permitted by law for claims arising in his capacity as a director or officer, provided that he acted in good faith and in a manner that he reasonably believed to be in, or not opposed to, our best interests and, with respect to any criminal proceeding, had no reasonable cause to believe that his conduct was unlawful. We expect that each of these indemnification agreements will provide that in the event that we do not assume the defense of a claim against a director or officer, we will be required to advance his expenses in connection with his defense, provided that he undertakes to repay all amounts advanced if it is ultimately determined that he is not entitled to be indemnified by us.

We also intend to purchase and maintain insurance on behalf of any person who is or was a director or officer against any loss arising from any claim asserted against him or her and incurred by him or her in any such capacity, subject to certain exclusions.

We believe that these provisions and agreements are necessary to attract and retain qualified persons as directors and officers. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling our company pursuant to the foregoing provisions, we understand that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Registration agreement

Certain of our stockholders have the right to require us to register common stock for resale in some circumstances. See "Description of capital stock—Registration agreement."

Policies and procedures with respect to related party transactions

In accordance with the charter of our audit committee, which will become effective upon the closing of this offering, and our policy on related party transactions, which our board of directors will adopt effective upon the closing of this offering, our audit committee will be responsible for reviewing and approving related party transactions. The related party transaction policy will apply to transactions, arrangements and relationships where the aggregate amount involved will or may be expected to exceed $120,000 in any calendar year, where we are a participant and in which a related person has or will have a direct or indirect material interest. A related person is: (1) any of our directors, nominees for director or executive officers; (2) any immediate family member of a director, nominee for director or executive officer; and (3) any person, and his or her immediate family members, or entity that was a beneficial owner of 5% or more of any of our outstanding equity securities at the time the transaction occurred or existed.

In the course of its review and approval of related party transactions, our audit committee will consider the relevant facts and circumstances to decide whether to approve such transactions. Our audit committee will approve only those transactions that it determines are in our best interest. In particular, our policy on related party transactions will require our audit committee to consider, among other factors it deems appropriate:

- whether the related party transaction is on terms no less favorable than terms generally available to an unaffiliated third party under the same or similar circumstances; and

- the extent of the related party's interest in the transaction.

Pursuant to our policy on related party transactions, our audit committee will identify the following categories of transactions as deemed to be preapproved by the audit committee, even if the aggregate amount involved exceeds the $120,000 threshold:

- our employment of any executive officer or compensation paid by us to any executive officer if our compensation committee approved (or recommended that our board of directors approve) such compensation;

- any compensation paid to a director if the compensation is required to be reported in our proxy statement under Item 402 of the SEC's compensation disclosure requirements;

- any transaction with another company at which a related person's only relationship is as an employee (other than an executive officer), director or beneficial owner of less than 10% of that company's shares, if the aggregate amount involved does not exceed the greater of $1.0 million, or 2% of that company's total annual net product revenues;

- any charitable contribution, grant or endowment made by us to a charitable organization, foundation or university at which a related person's only relationship is as an employee (other than an executive officer) or a director, if the aggregate amount involved does not exceed the lesser of $1.0 million, or 2% of the charitable organization's total annual receipts;

- any transaction where the related person's interest arises solely from the ownership of our common stock and all holders of our common stock received the same benefit on a pro rata basis;

- any transaction involving a related person where the rates or charges involved are determined by competitive bids;

- any transaction with a related person involving the rendering of services as a common or contract carrier, or public utility, at rates or charges fixed in conformity with law or governmental authority; and

- any transaction with a related person involving services as a bank depositary of funds, transfer agent, registrar, trustee under a trust indenture, or similar services.

In addition, our code of business conduct and ethics, which will become effective upon the closing of this offering, requires that each of our employees and directors inform his or her superior or the chairman of the audit committee, respectively, of any material transaction or relationship that comes to their attention that could reasonably be expected to create a conflict of interest. Further, at least annually, each director and executive officer will complete a detailed questionnaire that asks questions about any business relationship that may give rise to a conflict of interest and all transactions in which we are involved and in which the executive officer, a director or a related person has a direct or indirect material interest.

DESCRIPTION OF CAPITAL STOCK

The following description summarizes important terms of our capital stock. For a complete description, you should refer to our certificate of incorporation and bylaws, forms of which have been filed as exhibits to the registration statement of which this prospectus is a part, as well as the relevant portions of the Delaware General Corporation Law, or the DGCL. References to our certificate of incorporation and bylaws are to our certificate of incorporation and our bylaws, respectively, each of which will become effective upon completion of this offering. The description of our common stock and preferred stock reflects the completion of the corporate conversion that will occur prior to the closing of this offering.

Common stock

General. As of December 31, 2014, there were   shares of our common stock outstanding, par value $0.001 per share, and approximately   stockholders of record. After giving effect to the corporate conversion, based on an assumed initial public offering price of $ (the midpoint of the price range set forth on the cover page of this prospectus) and the closing of this offering, our certificate of incorporation will authorize the issuance of   shares of our common stock, and there will be   shares of our common stock outstanding. See "Pricing sensitivity analysis" for additional information.

Voting rights. The holders of our common stock will be entitled to one vote for each share held of record on all matters submitted to a vote of the stockholders, including the election of directors, and will not have cumulative voting rights. Unless otherwise required by law, matters submitted to a vote of our stockholders will require the approval of a majority of votes cast by stockholders represented in person or by proxy and entitled to vote on such matter, except that directors will be elected by a plurality of votes cast. Accordingly, the holders of a majority of the shares of common stock entitled to vote in any election of directors will be able to elect all of the directors standing for election, if they so choose.

Dividend rights. Holders of common stock will be entitled to receive ratably dividends if, as and when dividends are declared from time to time by our board of directors out of funds legally available for that purpose, subject to any preferential dividend rights of any then outstanding preferred stock.

Other matters. Upon our liquidation, dissolution or winding up, the holders of common stock will be entitled to share ratably in the net assets legally available for distribution to stockholders after the payment of all of our debts and other liabilities, subject to any liquidation preference granted to holders of any outstanding preferred stock. Holders of common stock will have no preemptive or conversion rights or other subscription rights, and no redemption or sinking fund provisions will be applicable to our common stock. All outstanding shares of common stock are, and the shares of common stock to be outstanding upon completion of this offering will be, fully paid and nonassessable.

Preferred stock

After giving effect to the corporate conversion and the closing of this offering, no shares of preferred stock will be outstanding. Our certificate of incorporation will permit our board of directors to issue up to   shares of preferred stock from time to time in one or more classes or series. The board also may fix the relative rights and preferences of those shares, including dividend rights, conversion rights, voting rights, redemption rights, terms of sinking funds, liquidation preferences, the number of shares constituting any class or series and the designation of the class or series. Terms selected by our board of directors in the future could decrease the amount of earnings and assets available for distribution to holders of common stock or adversely affect the rights and powers, including voting rights, of the holders of common stock without any further vote or action by the stockholders. As a result, the rights of holders of our common stock will be subject to, and may be adversely affected by, the rights of the holders of any preferred stock that may be issued by us in the future, which could have the effect of decreasing the market price of our common stock.

Anti-takeover effects of provisions of our certificate of incorporation and bylaws and Delaware law

The provisions of the DGCL and our certificate of incorporation and bylaws could have the effect of discouraging others from attempting an unsolicited offer to acquire our company. Such provisions may also have the effect of preventing changes in our management. It is possible that these provisions could make it more difficult to accomplish transactions that stockholders may otherwise deem to be in their best interests.

Election and removal of directors. Our board of directors will be divided into three classes with initial terms ending at our annual meetings of stockholders in 2015, 2016 and 2017, respectively. Following their initial terms, each class of directors will be elected for a three-year term. Our directors may be removed only by the affirmative vote of at least 66⅔% of our then outstanding common stock and only for cause. For more information on the terms of our directors, see the section entitled "Management—Board of directors and committees." This system of electing and removing directors generally makes it more difficult for stockholders to replace a majority of our directors.

Authorized but unissued shares. The authorized but unissued shares of our common stock and our preferred stock will be available for future issuance without any further vote or action by our stockholders. These additional shares may be utilized for a variety of corporate purposes, including future public offerings to raise additional capital, corporate acquisitions and employee benefit plans. The existence of authorized but unissued shares of our common stock and our preferred stock could render more difficult or discourage an attempt to obtain control over us by means of a proxy contest, changes in our management, tender offer, merger or otherwise.

Stockholder action; advance notification of stockholder nominations and proposals. Our certificate of incorporation and bylaws require that any action required or permitted to be taken by our stockholders must be effected at a duly called annual or special meeting of stockholders and may not be effected by a consent in writing. Our certificate of incorporation also requires that special meetings of stockholders be called only by a majority of our board of directors. In addition, our bylaws provide that candidates for director may be nominated and other business brought before an annual meeting only by the board of directors or by a stockholder who gives written notice to us no later than 90 days prior to nor earlier than 120 days prior to the first anniversary of the last annual meeting of stockholders. These provisions may have the effect of deterring unsolicited offers to acquire our company or delaying changes in our management, which could depress the market price of our common stock.

Amendment of certain provisions in our organizational documents. The amendment of any of the above provisions would require approval by holders of at least 66⅔% of the voting power of all of the then outstanding shares of the capital stock entitled to vote generally in the election of directors, voting together as a single class.

No cumulative voting. The DGCL provides that stockholders are not entitled to the right to cumulate votes in the election of directors unless our certificate of incorporation provides otherwise. Our certificate of incorporation will expressly prohibit cumulative voting.

Delaware anti-takeover law. Our certificate of incorporation provides that Section 203 of the DGCL, an anti-takeover law, will apply to us. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years following the date the person became an interested stockholder, unless the "business combination" or the transaction in which the person became an interested stockholder is approved in a prescribed manner. Generally, a "business combination" includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. Generally, an "interested stockholder" is a person who, together with affiliates and associates, owns or, within three years prior to the determination of interested stockholder status, did own, 15% or more of a corporation's voting stock.

Limitation of liability and indemnification

Our certificate of incorporation will provide that no director will be personally liable for monetary damages for breach of any fiduciary duty as a director, except with respect to liability:

- for any breach of the director's duty of loyalty to us or our stockholders;

- for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;

- under Section 174 of the DGCL (governing distributions to stockholders); or

- for any transaction from which the director derived any improper personal benefit.

If the DGCL is amended to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of our directors will be eliminated or limited to the fullest extent permitted by the DGCL, as so amended. The modification or repeal of this provision of our certificate of incorporation will not adversely affect any right or protection of a director existing at the time of such modification or repeal.

Our bylaws will also provide that we will, to the fullest extent permitted by law, indemnify our directors and officers against all liabilities and expenses in any suit or proceeding or arising out of their status as an officer or director or their activities in these capacities. We will also indemnify any person who, at our request, is or was serving as a director, officer, employee, agent or trustee of another corporation or of a partnership, limited liability company, joint venture, trust or other enterprise. We may, by action of our board of directors, provide indemnification to our employees and agents within the same scope and effect as the foregoing indemnification of directors and officers.

Registration agreement

Pursuant to the terms of a registration agreement between us, certain holders of our common stock issuable upon the conversion of any Class A units ("investor registrable securities") and certain holders of our common stock issuable upon the conversion of any Class B units or Class C units ("other registrable securities"), the holders of our investor registrable securities and our other registrable securities (collectively, "registrable securities") are entitled to rights with respect to the registration of these shares under the Securities Act, which we refer to as our Registration agreement, as described below. These holders include entities affiliated with Sequoia Capital, River Cities Capital Funds, U.M. Accelmed, Council Capital and Envest.

Demand registration rights. At any time beginning 180 days after the effective date of the registration statement for this offering, and upon the request of holders of either (a) at least a majority of the investor registrable securities requesting the registration on Form S-1 of all or any portion of their registrable securities then outstanding or (b) any holder of greater than or equal to 5% of the registrable securities requesting the registration on Form S-3 of all or any portion of their registrable securities, then we must within 10 days, give written notice of such requested registration to (i) all other holders of investor registrable securities (in the case of a requested registration on Form S-1) or (ii) all holders of greater than or equal to 5% of the registered securities (in the case of a requested registration on Form S-3). We are required to effect no more than two registrations on Form S-1. We are required to effect unlimited short-form registrations on Form S-3 subject to certain limitations.

We may postpone the filing of a registration statement for up to 180 days if our board of directors or board of managers (as the case may be) determines in good faith that it would be materially detrimental to us and our stockholders to effect such registration at such time.

Piggyback registration rights. If we propose to register any of our securities under the Securities Act in connection with a public sale solely for cash, we must give prompt written notice to all holders of registrable securities with registration rights, who have 20 days to request inclusion in the registration, and cause to be registered shares held by our holders of registrable securities with registration rights that request to include their shares in the registration statement. However, this right does not apply to certain registrations, such as those relating to any of our employee benefit plans or a corporate reorganization. The managing underwriter of any underwritten public offering will have the right to limit, due to marketing reasons, the number of shares registered by these holders.

Registration expenses. We will pay all expenses incurred in connection with each of the registrations described above, except for underwriters' discounts, selling commissions and other selling expenses. In addition, we will pay the reasonable fees and disbursements of counsel for the stockholders participating in such registration.

Indemnification. We have agreed, subject to certain exceptions, to indemnify against liabilities resulting from the registrations described above, each stockholder that is a party to the Registration agreement, including the 5% Security Holders.

Listing

We intend to apply to list our common stock   under the symbol "GI."

Transfer agent and registrar

The transfer agent and registrar for our common stock will be   .

SHARES ELIGIBLE FOR FUTURE SALE

Based upon the number of shares of our common stock outstanding as of December 31, 2014, and after giving effect to the corporate conversion, based on the assumed initial public offering price of $ (the midpoint of the price range set forth on the cover page of this prospectus) we will have   shares of common stock outstanding upon the closing of this offering. All the shares of our common stock sold in this offering are freely tradable without restriction or further registration under the Securities Act, except for any such shares which may be held or acquired by our "affiliates," as that term is defined in Rule 144 promulgated under the Securities Act, which shares will be subject to the volume limitations and other restrictions of Rule 144 described below. The remaining   shares of common stock will be "restricted securities," as that term is defined in Rule 144. These restricted securities will be eligible for public sale only if they are registered under the Securities Act, or if they qualify for an exemption from registration, for example, under Rule 144.

Rule 144

In general, under Rule 144 as in effect on the date of this prospectus, a person who is not one of our affiliates at any time during the three months preceding a sale, and who has beneficially owned shares of our common stock for at least six months, would be entitled to sell an unlimited number of shares of our common stock provided current public information about us is available and, after owning such shares for at least one year, would be entitled to sell an unlimited number of shares of our common stock without restriction. Our affiliates who have beneficially owned restricted securities within the meaning of Rule 144 for at least six months would be entitled to sell within any three-month period a number of shares that does not exceed the greater of:

- 1% of the number of shares of our common stock then outstanding, which was equal to approximately   shares as of December 31, 2014; or

- the average weekly trading volume of our common stock on the   during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

Sales under Rule 144 by our affiliates are also subject to manner of sale provisions and notice requirements and to the availability of current public information about us.

Rule 701

Rule 701 generally allows a stockholder who purchased shares of our common stock pursuant to a written compensatory plan or contract and who is not deemed to have been an affiliate of our company during the immediately preceding 90 days to sell these shares in reliance upon Rule 144, but without being required to comply with the public information, holding period, volume limitation or notice provisions of Rule 144. Rule 701 also permits affiliates of our company to sell their Rule 701 shares under Rule 144 without complying with the holding period requirements of Rule 144. All holders of Rule 701 shares, however, are required by that rule to wait until 90 days after the date of this prospectus before selling those shares pursuant to Rule 701.

Options

Following the date of this prospectus, we intend to file one or more registration statements on Form S-8 under the Securities Act to register the issuance of up to   shares of common stock under our stock plans. These registration statements will become effective upon filing. All of the   shares issued or to be issued upon the exercise of stock options or settlement of other awards under our stock plans are or will be eligible for resale in the public market without restrictions, subject to Rule 144 limitations applicable to affiliates and the lock-up agreements described below.

Lock-up agreements

Notwithstanding the foregoing, we, our directors and executive officers and approximately   % of the holders of our capital stock have agreed with the underwriters, subject to limited exceptions, not to dispose of or hedge any of their common stock or securities convertible into or exchangeable for shares of common stock during the 180-day period after the date of this prospectus without the prior written consent of J.P. Morgan Securities LLC and Merrill Lynch, Pierce, Fenner & Smith Incorporated.

Registration agreement

After this offering, pursuant to the terms of the registration agreement, the holders of   shares of our common stock will be entitled to rights with respect to the registration of these shares under the Securities Act. These holders include entities affiliated with Sequoia Capital, River Cities Capital Funds, U.M. Accelmed, Council Capital and Envest. Registration of these shares under the Securities Act would result in these shares becoming freely tradable without restriction under the Securities Act immediately upon the effectiveness of registration. For more information, see "Description of capital stock—Investor rights agreement."

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES TO NON-U.S. HOLDERS

Overview

The following is a summary of the material U.S. federal income tax consequences of the purchase, ownership and disposition of our common stock to a non-U.S. holder that purchases shares of our common stock in this offering. For purposes of this summary, a "non-U.S. holder" means a beneficial owner of our common stock that is not a "U.S. person" or a partnership for U.S. federal income tax purposes. A U.S. person is any of the following:

- an individual citizen or resident of the United States;

- a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created or organized under the laws of the United States, any state thereof or the District of Columbia;

- an estate the income of which is subject to U.S. federal income tax regardless of its source; or

- a trust (1) whose administration is subject to the primary supervision of a U.S. court and which has one or more U.S. persons who have the authority to control all substantial decisions of the trust, or (2) that has a valid election in effect under applicable Treasury regulations to be treated as a U.S. person for U.S. federal income tax purposes.

In the case of a holder that is classified as a partnership for U.S. federal income tax purposes, the tax treatment of a partner in such partnership generally will depend upon the status of the partner and the activities of the partnership. If you are a partner in a partnership holding our common stock, then you should consult your own tax advisor.

This summary is based upon the provisions of the U.S. Internal Revenue Code of 1986, as amended, which we refer to as the Code, the Treasury regulations promulgated thereunder and administrative and judicial interpretations thereof, all as of the date hereof. Those authorities may be changed, perhaps retroactively, so as to result in U.S. federal income tax consequences different from those summarized below. We cannot assure you that a change in law, possibly with retroactive application, will not alter significantly the tax consequences described in this summary. We have not sought and do not plan to seek any ruling from the U.S. Internal Revenue Service, which we refer to as the IRS, with respect to the statements and conclusions set forth in the following summary, and there can be no assurance that the IRS or a court will agree with such statements and conclusions.

This summary does not address all aspects of U.S. federal income taxes that may be relevant to non-U.S. holders in light of their personal circumstances, and does not deal with federal taxes other than the U.S. federal income tax, or with state, local or non-U.S. tax considerations. Special rules, not discussed here, may apply to certain non-U.S. holders, including (without limitation):

- U.S. expatriates;

- controlled foreign corporations;

- passive foreign investment companies; and

- pass-through entities (or investors in such entities) that are subject to special treatment under the Code.

Such non-U.S. holders should consult their own tax advisors to determine the U.S. federal, state, local and other tax consequences that may be relevant to them.

This summary applies only to a non-U.S. holder that holds our common stock as a capital asset (within the meaning of Section 1221 of the Code).

If you are considering the purchase of our common stock, you should consult your own tax advisor concerning the particular U.S. federal income tax consequences to you of the purchase, ownership and disposition of our common stock, as well as the consequences to you arising under U.S. tax laws other than the federal income tax laws or under the laws of any other taxing jurisdiction.

Dividends

As discussed under the section entitled "Dividend policy" above, we do not currently anticipate paying any dividends in the foreseeable future. If we make a distribution of cash or property (other than certain distributions of our common stock) with respect to our common stock, such distribution will be treated as a dividend for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Dividends paid to you generally will be subject to withholding of U.S. federal income tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. However, dividends that are effectively connected with the conduct of a trade or business by you within the United States and, in cases in which certain tax treaties apply, are attributable to a U.S. permanent establishment maintained by you, are not subject to the withholding tax, but instead are subject to U.S. federal income tax on a net income basis at applicable graduated individual or corporate rates. Certain certification and disclosure requirements including delivery of a properly executed IRS Form W-8ECI must be satisfied for effectively connected income to be exempt from U.S. federal withholding tax. Any such effectively connected dividends received by a foreign corporation may be subject to an additional "branch profits tax" at a 30% rate or such lower rate as may be specified by an applicable income tax treaty.

If the amount of a distribution paid on our common stock exceeds our current and accumulated earnings and profits, such excess will be allocated ratably among each share of common stock with respect to which the distribution is paid and treated first as a tax-free return of capital to the extent of your adjusted tax basis in each such share, and thereafter as capital gain from a sale or other disposition of such share of common stock that is taxed to you as described below under the heading "Gain on disposition of common stock." Your adjusted tax basis in a share of our common stock is generally the purchase price of such share, reduced by the amount of any such tax-free returns of capital.

If you wish to claim the benefit of an applicable income tax treaty to avoid or reduce withholding of U.S. federal income tax on dividends, then you must (i) provide the withholding agent with a properly completed IRS Form W-8BEN or W-8BEN-E (or other applicable form) and certify under penalties of perjury that you are not a U.S. person and are eligible for treaty benefits, or (ii) if our common stock is held through certain foreign intermediaries, satisfy the relevant certification requirements of applicable U.S. Treasury regulations. Special certification and other requirements apply to certain non-U.S. holders that act as intermediaries (including partnerships).

If you are eligible for a reduced rate of U.S. federal income tax pursuant to an income tax treaty, then you may obtain a refund or credit of any excess amounts withheld by filing timely an appropriate claim with the IRS.

Gain on disposition of common stock

Subject to the discussion below under "Information reporting and backup withholding tax" and "Additional withholding tax," you generally will not be subject to U.S. federal income tax with respect to gain realized on the sale or other taxable disposition of our common stock (other than a redemption that is treated as a distribution for U.S. federal income tax purposes and taxed as described above), unless:

- the gain is effectively connected with a trade or business you conduct in the United States, and, in cases in which certain tax treaties apply, is attributable to a U.S. permanent establishment maintained by you;

- if you are an individual, you are present in the United States for 183 days or more in the taxable year of the sale or other taxable disposition, and you have a "tax home" (as defined in the Code) in the United States; or

- we are or have been a "U.S. real property holding corporation" for U.S. federal income tax purposes at any time within the shorter of (i) the five-year period ending on the date of the sale or other taxable disposition of our common stock and (ii) your holding period for our common stock.

If you are a non-U.S. holder described in the first bullet point above, you generally will be subject to tax on the net gain derived from the disposition under regular graduated U.S. federal income tax rates. If you are a foreign corporation described in the first bullet point above, you may also be subject to a branch profits tax equal to 30% of your effectively connected earnings and profits or such lower rate as may be specified by an applicable income tax treaty. If you are an individual described in the second bullet point above, you will generally be subject to a flat 30% tax on the gain derived from the disposition, which may be offset by certain U.S. source capital losses (even though you are not considered a resident of the United States) but may not be offset by any capital loss carryovers.

With respect to the third bullet point above, we believe that we are not currently, and we do not anticipate becoming, a U.S. real property holding corporation. However, because the determination of whether we are a U.S. real property holding corporation depends on the fair market value of our U.S. real property interests relative to the fair market value of our global real property interests and other business assets, there can be no assurance that we will not become a U.S. real property holding corporation in the future. In the event we do become a U.S. real property holding corporation, as long as our common stock is regularly traded on an established securities market, gain on a sale or disposition of our common stock will generally be subject to taxation pursuant to the third bullet point above only with respect to a non-U.S. holder that actually or constructively held more than 5% of our common stock at any time during the shorter of (i) the five-year period ending on the date of the sale or disposition of our common stock or (ii) the non-U.S. holder's holding period for our common stock. If gain on the sale or other taxable disposition of our common stock were subject to taxation under the third bullet point above, the non-U.S. holder would be subject to regular U.S. federal income tax with respect to such gain in generally the same manner as a U.S. person and may be subject to withholding tax.

Information reporting and backup withholding tax

We must report annually to the IRS and to you the amount of dividends paid to you and the amount of tax, if any, withheld with respect to such dividends. The IRS may make this information available to the tax authorities in the country in which you are resident.

Additional information returns may be filed and you may be subject to backup withholding (currently at a rate of 28%) with respect to dividends paid on, and the proceeds from the disposition of, shares of our common stock, unless, generally, you certify under penalties of perjury (usually on IRS Form W-8BEN or W-8BEN-E) that you are not a U.S. person or you otherwise establish an exemption.

Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against your U.S. federal income tax liability, provided the required information is timely furnished by you to the IRS.

Additional withholding tax

Sections 1471 through 1474 of the Code (commonly referred to as "FATCA") generally will impose a 30% withholding tax on (i) dividends paid on our common stock and (ii) gross proceeds from the sale or other disposition of our common stock that occurs after December 31, 2016, in each case if the common stock is held by or through:

- certain foreign financial institutions (including investment funds), unless the institution otherwise qualifies for an exemption or enters into an agreement with the U.S. Treasury (i) to collect and report, on an annual basis, information with respect to accounts in the institution held by certain U.S. persons and by certain non-U.S. entities that are wholly or partially owned by U.S. persons, and (ii) to withhold on certain payments; or

173

- a non-financial non-U.S. entity, unless the entity (i) either certifies to the applicable withholding agent or the IRS that the entity does not have any "substantial United States owners" or provides certain information regarding the entity's "substantial United States owners" or (ii) otherwise establishes an exemption from such withholding tax.

The rules described above may be modified by an intergovernmental agreement entered into between the United States and an applicable foreign country, or by future Treasury regulations or other guidance. Non-U.S. holders are encouraged to consult their tax advisors regarding the possible implications of these rules on their investment in our common stock.

POTENTIAL PURCHASERS OF OUR COMMON STOCK ARE URGED TO CONSULT THEIR OWN TAX ADVISORS TO DETERMINE THE U.S. FEDERAL, STATE, LOCAL AND NON-U.S. TAX CONSIDERATIONS OF PURCHASING, OWNING AND DISPOSING OF OUR COMMON STOCK.

UNDERWRITING

We are offering the shares of common stock described in this prospectus through a number of underwriters. J.P. Morgan Securities LLC and Merrill Lynch, Pierce, Fenner & Smith Incorporated are acting as joint book-running managers of the offering and as representatives of the underwriters. We have entered into an underwriting agreement with the representatives. Subject to the terms and conditions of the underwriting agreement, we have agreed to sell to the underwriters, and each underwriter has severally agreed to purchase, at the public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus, the number of shares of common stock listed next to its name in the following table:

Name	Number of shares
J.P. Morgan Securities LLC	
Merrill Lynch, Pierce, Fenner & Smith Incorporated	
William Blair & Company	
Stifel, Nicolaus & Company, Incorporated	
Total	

The underwriters are committed to purchase all of the common shares offered by us if they purchase any shares. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may also be increased or the offering may be terminated.

The underwriters propose to offer the common shares directly to the public at the initial public offering price set forth on the cover page of this prospectus and to certain dealers at that price less a concession not in excess of $ per share. Any such dealers may resell shares to certain other brokers or dealers at a discount of up to $ per share from the initial public offering price. After the initial public offering of the shares, the offering price and other selling terms may be changed by the underwriters. Sales of shares made outside of the United States may be made by affiliates of the underwriters.

The underwriters have an option to buy up to   additional shares of common stock from us to cover sales of shares by the underwriters which exceed the number of shares specified in the table above. The underwriters have 30 days from the date of this prospectus to exercise this option. If any shares are purchased with this option, the underwriters will purchase shares in approximately the same proportion as shown in the table above. If any additional shares of common stock are purchased, the underwriters will offer the additional shares on the same terms as those on which the shares are being offered.

The underwriting fee is equal to the public offering price per share of common stock less the amount paid by the underwriters to us per share of common stock. The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters assuming both no exercise and full exercise of the underwriters' option to purchase additional shares.

	Without exercise of option to purchase additional shares	With full exercise of option to purchase additional shares
Per share	$	$
Total	$	$

We estimate that the total expenses of this offering payable by us, including registration, filing and listing fees, printing fees and legal and accounting expenses, but excluding the underwriting discounts and commissions, will be approximately $. We have agreed to reimburse the underwriters for certain expenses of up to $, including expenses and application fees incurred in connection with any filing with, and clearance of the offering by, the Financial Industry Regulatory Authority, Inc.

A prospectus in electronic format may be made available on the web sites maintained by one or more underwriters, or selling group members, if any, participating in the offering. The underwriters may agree to allocate a number of shares to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives to underwriters and selling group members that may make Internet distributions on the same basis as other allocations.

We have agreed that we will not (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, or file with the SEC a registration statement under the Securities Act relating to, any shares of our common stock or any securities convertible into or exercisable or exchangeable for any shares of our common stock, or publicly disclose the intention to make any offer, sale, pledge, disposition or filing or (ii) enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of any shares of our common stock or any such other securities (regardless of whether any of the transactions described above are to be settled by the delivery of shares of our common stock or such other securities, in cash or otherwise), in each case without the prior written consent of J.P. Morgan Securities LLC and Merrill Lynch, Pierce, Fenner & Smith Incorporated for a period of 180 days after the date of this prospectus, other than (A) the shares of our common stock to be sold hereunder, (B) any shares of our common stock issued upon the exercise of options granted under our existing management incentive plans and certain other exceptions.

Our directors and executive officers and holders of substantially all of our shares of common stock and securities convertible into or exercisable or exchangeable for any of our shares of common stock have entered into lock-up agreements with the underwriters prior to the commencement of this offering pursuant to which each of these persons or entities, with limited exceptions, for a period of 180 days after the date of this prospectus, may not, without the prior written consent of J.P. Morgan Securities LLC and Merrill Lynch, Pierce, Fenner & Smith Incorporated: (1) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any shares of our common stock or any securities convertible into or exercisable or exchangeable for shares of our common stock (including, without limitation, common stock or such other securities which may be deemed to be beneficially owned by such directors, executive officers and security holders in accordance with the rules and regulations of the SEC and securities which may be issued upon exercise of a stock option or warrant), or publicly disclose the intention to make any offer, sale, pledge, disposition or filing; (2) enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of shares of our common stock or such other securities, whether any such transaction described in clause (1) or (2) above is to be settled by delivery of shares of our common stock or such other securities, in cash or otherwise; or (3) make any demand for or exercise any right with respect to the registration of any shares of our common stock or any security convertible into or exercisable or exchangeable for shares of our common stock in each case other than (A) shares of our common stock to be sold pursuant to the underwriting agreement; (B) transfers of shares of our common stock or any security, directly or indirectly convertible into shares of our common stock, as a bona fide gift or gifts; (C) distributions of shares of our common stock or any security, directly or indirectly convertible into shares of our common stock, to limited or general partners, members, stockholders or affiliates (as defined under Rule 126-2 of the Exchange Act) of the director's, officer's or security holder's members or stockholders, (D) transfers to immediate family members of such directors, executive officers and security holders, trusts for the benefit of such directors, executive officers and security holders or immediate family members of such directors, executive officers and security holders, or limited partnerships, the partners of which are the directors, executive officers and security holders and/or immediate family members of such directors, executive officers and security holders, in each case, for estate planning purposes, (E) transfers of our common stock by will or intestacy upon the death of such directors, executive officers and security holders, (F) transfers of shares of our common stock or any security, directly or indirectly, convertible into shares of our common stock to any investment fund controlled or managed by such directors, executive officers and security holders, (G) transfer shares of our common stock purchased by such directors, executive officers and security holders on the open market following this offering and (H) conduct a "net" or "cashless" exercise, via a disposition to us, of options to acquire shares of our common stock that would otherwise expire during the 180-day period referred to above pursuant to an employee benefit plan disclosed in the final prospectus used for this offering, provided that (i) any shares of our common stock received upon such exercise shall be subject to the restrictions contained herein and (ii) if such directors, executive officers and security holders are required to file a report under the Exchange Act, reporting a reduction in beneficial ownership of shares of our common stock during the 180-day period referred to above related to the exercise by such directors, executive officers and security holders solely to satisfy tax withholding obligations, such directors, executive officers and security holders shall include a statement in such report to the effect that the filing relates to the satisfaction of tax withholding obligations of such directors, executive officers and security holders in connection with the exercise of options to purchase our common stock; provided that in the case of any transfer or distribution pursuant to clause (B), (C), (D, (E), (F) or (H) each donee, distributee or transferee shall execute and deliver to J.P. Morgan Securities LLC and Merrill Lynch, Pierce, Fenner & Smith Incorporated a lock-up agreement. In addition, in the case of any transfer or distribution pursuant to clause (B), (C), (D), (E), (F) or (G) no filing by any party (donor, donee, transferor or transferee) under the Exchange Act, or other public announcement shall be required or shall be made voluntarily in connection with such transfer or distribution, other than a filing on a Form 5 made after the expiration of the 180-day period referred to above.

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act.

We intend to apply for listing of our common stock on the　　　under the symbol "GI."

In connection with this offering, the underwriters may engage in stabilizing transactions, which involves making bids for, purchasing and selling shares of common stock in the open market for the purpose of preventing or retarding a decline in the market price of the common stock while this offering is in progress. These stabilizing transactions may include making short sales of the common stock, which involves the sale by the underwriters of a greater number of shares of common stock than they are required to purchase in this offering, and purchasing shares of common stock on the open market to cover positions created by short sales. Short sales may be "covered" shorts, which are short positions in an amount not greater than the underwriters' option to purchase additional shares referred to above, or may be "naked" shorts, which are short positions in excess of that amount. The underwriters may close out any covered short position either by exercising their option, in whole or in part, or by purchasing shares in the open market. In making this determination, the underwriters will consider, among other things, the price of shares available for purchase in the open market compared to the price at which the underwriters may purchase shares through the option. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market that could adversely affect investors who purchase in this offering. To the extent that the underwriters create a naked short position, they will purchase shares in the open market to cover the position.

The underwriters have advised us that, pursuant to Regulation M of the Securities Act of 1933, they also may engage in other activities that stabilize, maintain or otherwise affect the price of the common stock, including the imposition of penalty bids. This means that if the representatives of the underwriters purchase common stock in the open market in stabilizing transactions or to cover short sales, the representatives can require the underwriters that sold those shares as part of this offering to repay the underwriting discount received by them.

These activities may have the effect of raising or maintaining the market price of the common stock or preventing or retarding a decline in the market price of the common stock and, as a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. If the underwriters commence these activities, they may discontinue them at any time. The underwriters may carry out these transactions on the　　, in the over-the-counter market or otherwise.

Prior to this offering, there has been no public market for our common stock. The initial public offering price will be determined by negotiations between us and the representatives of the underwriters. In determining the initial public offering price, we and the representatives of the underwriters expect to consider a number of factors including:

- the information set forth in this prospectus and otherwise available to the representatives;

- our prospects and the history and prospects for the industry in which we compete;

- an assessment of our management;

- our prospects for future earnings;

- the general condition of the securities markets at the time of this offering;

- the recent market prices of, and demand for, publicly traded common stock of generally comparable companies; and

- other factors deemed relevant by the underwriters and us.

Neither we nor the underwriters can assure investors that an active trading market will develop for our common shares, or that the shares will trade in the public market at or above the initial public offering price.

Certain of the underwriters and their affiliates have provided in the past to us and our affiliates, and may provide from time to time in the future, certain commercial banking, financial advisory, investment banking and other services for us and such affiliates in the ordinary course of their business, for which they may receive customary fees and commissions. In addition, from time to time, certain of the underwriters and their affiliates may effect transactions for their own account or the account of customers, and hold on behalf of themselves or their customers, long or short positions in our debt or equity securities or loans, and may do so in the future.

Selling restrictions

Other than in the United States, no action has been taken by us or the underwriters that would permit a public offering of the securities offered by this prospectus in any jurisdiction where action for that purpose is required. The securities offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such securities be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.

European economic area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive, each, a Relevant Member State, from and including the date on which the European Union Prospectus Directive, the EU Prospectus Directive, was implemented in that Relevant Member State, the Relevant Implementation Date, an offer of securities described in this prospectus may not be made to the public in that Relevant Member State prior to the publication of a prospectus in relation to the shares which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the EU Prospectus Directive, except that, with effect from and including the Relevant Implementation Date, an offer of securities described in this prospectus may be made to the public in that Relevant Member State at any time:

- to any legal entity which is a qualified investor as defined under the EU Prospectus Directive;

- to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150 natural or legal persons (other than qualified investors as defined in the EU Prospectus Directive); or

- in any other circumstances falling within Article 3(2) of the EU Prospectus Directive,

provided that no such offer of securities described in this prospectus shall result in a requirement for the publication by us of a prospectus pursuant to Article 3 of the EU Prospectus Directive.

For the purposes of this provision, the expression an "offer of securities to the public" in relation to any securities in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the securities to be offered so as to enable an investor to decide to purchase or subscribe for the securities, as the same may be varied in that Member State by any measure implementing the EU Prospectus Directive in that Member State. The expression "EU Prospectus Directive" means Directive 2003/71/EC (and any amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State) and includes any relevant implementing measure in each Relevant Member State, and the expression "2010 PD Amending Directive" means Directive 2010/73/EU.

United Kingdom

This document is only being distributed to, and is only directed at: (i) persons who are outside the United Kingdom; (ii) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the "Order"); or (iii) high net worth entities, and other persons to whom it may lawfully be communicated, falling with Article 49(2)(a) to (d) of the Order (all such persons together being referred to as "relevant persons"). The securities are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such securities will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this document or any of its contents.

Switzerland

The shares may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange, or SIX, or on any other stock exchange or regulated trading facility in Switzerland. This document has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this document, nor any other offering or marketing material relating to the shares or the offering, may be publicly distributed or otherwise made publicly available in Switzerland.

Neither this document nor any other offering or marketing material relating to the offering, the Company, the shares has been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of shares will not be supervised by, the Swiss Financial Market Supervisory Authority FINMA, or FINMA, and the offer of shares has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes, or CISA. The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of shares.

United Arab Emirates

This prospectus relates to an Exempt Offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority, or DFSA. This prospectus is intended for distribution only to persons of a type specified in the Offered Securities Rules of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus nor taken steps to verify the information set forth herein and has no responsibility for the prospectus. The shares to which this prospectus relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the shares offered should conduct their own due diligence on the shares. If you do not understand the contents of this prospectus you should consult an authorized financial advisor.

Australia

No placement document, prospectus, product disclosure statement or other disclosure document has been lodged with the Australian Securities and Investments Commission ("ASIC"), in relation to the offering. This prospectus does not constitute a prospectus, product disclosure statement or other disclosure document under the Corporations Act 2001 (the "Corporations Act"), and does not purport to include the information required for a prospectus, product disclosure statement or other disclosure document under the Corporations Act.

Any offer in Australia of the shares may only be made to persons (the "Exempt Investors") who are "sophisticated investors" (within the meaning of section 708(8) of the Corporations Act), "professional investors" (within the meaning of section 708(11) of the Corporations Act) or otherwise pursuant to one or more exemptions contained in section 708 of the Corporations Act so that it is lawful to offer the shares without disclosure to investors under Chapter 6D of the Corporations Act.

The shares applied for by Exempt Investors in Australia must not be offered or sale in Australia in the period of 12 months after the date of allotment under the offering, except in circumstances where disclosure to investors under Chapter 6D of the Corporations Act would not be required pursuant to an exemption under section 708 of the Corporations Act or otherwise or where the offer is pursuant to a disclosure document which complies with Chapter 6D of the Corporations Act. Any person acquiring shares must observe such Australian on-sale restrictions.

This prospectus contains general information only and does not take account of the investment objectives, financial situation or particular needs of any particular person. It does not contain any securities recommendations or financial product advice. Before making an investment decision, investors need to consider whether the information in this prospectus is appropriate to their needs, objectives and circumstances, and, if necessary, seek expert advice on those matters.

Hong Kong

The shares have not been offered or sold and will not be offered or sold in Hong Kong, by means of any document, other than (a) to "professional investors" as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made under that Ordinance; or (b) in other circumstances which do not result in the document being a "prospectus" as defined in the Companies Ordinance (Cap. 32) of Hong Kong or which do not constitute an offer to the public within the meaning of that Ordinance. No advertisement, invitation or document relating to the shares has been or may be issued or has been or may be in the possession of any person for the purposes of issue, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to "professional investors" as defined in the Securities and Futures Ordinance and any rules made under that Ordinance.

Japan

The shares have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (Law No. 25 of 1948, as amended) and, accordingly, will not be offered or sold, directly or indirectly, in Japan, or for the benefit of any Japanese Person or to others for re-offering or resale, directly or indirectly, in Japan or to any Japanese Person, except in compliance with all applicable laws, regulations and ministerial guidelines promulgated by relevant Japanese governmental or regulatory authorities in effect at the relevant time. For the purposes of this paragraph, "Japanese Person" shall mean any person resident in Japan, including any corporation or other entity organized under the laws of Japan.

Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the "SFA"), (ii) to a relevant person pursuant to Section 275(1), or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275, of the SFA, or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

(a) a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

(b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor,

securities (as defined in Section 239(1) of the SFA) of that corporation or the beneficiaries' rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the shares pursuant to an offer made under Section 275 of the SFA except:

(a) to an institutional investor or to a relevant person defined in Section 275(2) of the SFA, or to any person arising from an offer referred to in Section 275(1A) or Section 276(4)(i)(B) of the SFA;

(b) where no consideration is or will be given for the transfer;

(c) where the transfer is by operation of law;

(d) as specified in Section 276(7) of the SFA; or

(e) as specified in Regulation 32 of the Securities and Futures (Offers of Investments) (Shares and Debentures) Regulations 2005 of Singapore.

LEGAL MATTERS

The validity of the shares of common stock offered by this prospectus will be passed upon for us by our counsel, King & Spalding LLP. Certain legal matters will be passed upon for the underwriters by Davis Polk & Wardwell LLP.

EXPERTS

The consolidated financial statements and schedule of ECPM Holdings, LLC and subsidiaries as of December 31, 2012 and 2013, and for each of the years in the two-year period ended December 31, 2013, have been included herein and in the registration statement in reliance upon the report of KPMG LLP, independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

The financial statements of Peer Medical Ltd. (a development stage company) as of December 31, 2012 and for the year then ended and for the period from inception through December 31, 2012 have been included herein and in the registration statement in reliance upon the report of Somekh Chaikin, a member firm of KPMG International, independent auditors, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

On October 29, 2013, we dismissed Windham Brannon PC as our independent auditor. On March 31, 2014, our Audit Committee engaged KPMG LLP as our independent registered public accounting firm.

During our two most recent fiscal years prior to and through the date of the dismissal of Windham Brannon PC, there are no disagreements between us and Windham Brannon PC on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to Windham Brannon PC's satisfaction, would have caused them to make reference to the subject matter of the disagreement in connection with their reports.

None of the reportable events described under Item 304(a)(1)(v) of Regulation S-K occurred within our two most recent fiscal years through the date of the dismissal of Windham Brannon PC.

The audit report of Windham Brannon PC on our consolidated financial statements as of and for the fiscal year ended December 31, 2012 did not contain any adverse opinion or disclaimer of opinion, nor were they qualified or modified as to uncertainty, audit scope, or accounting principles.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1, including exhibits and schedules, under the Securities Act with respect to the shares of our common stock to be sold in this offering. This prospectus does not contain all of the information set forth in the registration statement and exhibits and schedules to the registration statement. For further information with respect to our company and the shares of common stock to be sold in this offering, reference is made to the registration statement, including the exhibits and schedules to the registration statement. Statements contained in this prospectus as to the contents of any contract is an exhibit to the registration statement, each statement is qualified in all respects by the exhibit to which the reference relates. In addition, as a result of this offering, we will become subject to the information and periodic reporting requirements of the Exchange Act, and will file annual, quarterly and current reports and other information with the SEC. Our SEC filings, including the registration statement on Form S-1 and all filed exhibits and schedules thereto, are available to the public on the SEC's website at http://www.sec.gov. To receive copies of public records not posted to the SEC's website at prescribed rates, you may complete an online form at http://www.sec.gov, send a fax to (202) 772-9337 or submit a written request to the SEC, Office of FOIA/PA Operations, 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information.

Index to financial statements of ECPM Holdings, LLC and subsidiaries

	Page
Report of independent registered public accounting firm	F-2
Consolidated balance sheets as of December 31, 2012 and 2013	F-3
Consolidated statements of comprehensive loss for the years ended December 31, 2012, and 2013	F-4
Consolidated statements of redeemable preferred stock/members' capital and stockholders' equity/ members' deficit for the years ended December 31, 2012, and 2013	F-5
Consolidated statements of cash flows for the years ended December 31, 2012, and 2013	F-6
Notes to consolidated financial statements	F-7
Condensed consolidated balance sheets as of December 31, 2013 (audited) and September 30, 2014 (unaudited)	F-30
Condensed consolidated statements of comprehensive loss for the nine months ended September 30, 2013 and 2014 (unaudited)	F-31
Condensed consolidated statements of cash flows for the nine months ended September 30, 2013 and 2014 (unaudited)	F-32
Notes to condensed consolidated financial statements	F-33

Index to financial statements of Peer Medical Ltd.

Report of independent auditors	F-49
Balance sheet as of December 31, 2012	F-50
Statement of operations for the year ended December 31, 2012	F-51
Statement of changes in redeemable convertible preferred shares and shareholders' deficit for the year ended December 31, 2012	F-52
Statement of cash flows for the year ended December 31, 2012	F-53
Notes to the financial statements	F-54

Report of Independent Registered Public Accounting Firm

The Board of Directors
ECPM Holdings, LLC:

We have audited the accompanying consolidated balance sheets of ECPM Holdings, LLC and subsidiaries as of December 31, 2012 and 2013, and the related consolidated statements of comprehensive loss, redeemable preferred stock/members' capital and stockholders' equity/members' deficit and cash flows for each of the years in the two-year period ended December 31, 2013. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of ECPM Holdings, LLC and subsidiaries as of December 31, 2012 and 2013, and the results of its their operations and their cash flows for each of the years in the two-year period ended December 31, 2013, in conformity with U.S. generally accepted accounting principles.

/s/ KPMG LLP
Atlanta, Georgia
January 9, 2015, except as to Note 13(c) which is as of _____, 2015

ECPM HOLDINGS, LLC AND SUBSIDIARIES

Consolidated Balance Sheets
December 31, 2012 and 2013
(In thousands)

	2012	2013
Assets		
Current assets:		
Cash and cash equivalents	$ 125	$ 8,040
Receivables, net	5,010	7,368
Inventories	3,864	11,954
Prepaid expenses and other current assets	840	1,872
Total current assets	9,839	29,234
Property and equipment, net	1,688	5,287
Intangible assets, net	130	22,995
Goodwill	580	22,819
Deposits and other long-term assets	106	331
Total assets	$ 12,343	$ 80,666
Liabilities, Redeemable Preferred Stock/Members' Capital and Stockholders' Equity/Members' Deficit		
Current liabilities:		
Accounts payable	$ 2,959	$ 6,136
Accrued expenses and other current liabilities	2,651	5,424
Line of credit	3,801	6,000
Current portion of deferred rent	75	82
Current portion of capital lease and other debt obligations	201	58
Deferred revenue	133	306
Total current liabilities	9,820	18,006
Long-term capital lease and debt, net of current portion	392	—
Deferred rent, less current portion	313	315
Deferred income taxes	—	2,654
Other long-term liabilities	328	838
Total liabilities	10,853	21,813
Commitments and contingencies		
Redeemable Series A, Convertible Preferred stock, $.0001 par value; 7,272,726 shares, issued and outstanding	5,134	—
Redeemable Series B, Convertible Preferred stock, $.0001 par value; 15,313,999 shares, issued and outstanding	9,662	—
Redeemable Series C, Convertible Preferred stock, $.0001 par value; 8,713,498 shares, issued and outstanding	5,443	—
Redeemable members' capital	—	99,324
Total redeemable preferred stock and members' capital	20,239	99,324
Stockholders' equity and members' deficit		
Accumulated deficit	(19,603)	(43,521)
Accumulated other comprehensive income	—	3,050
Common stock, $.0001 par value, 10,185,250 shares, issued	1	—
Additional paid-in capital	853	—
Total stockholders' equity and members' deficit	(18,749)	(40,471)
Total liabilities, redeemable preferred stock/members' capital, and stockholders' equity/members' deficit	$ 12,343	$ 80,666

See accompanying notes to consolidated financial statements.

ECPM HOLDINGS, LLC AND SUBSIDIARIES

Consolidated Statements of Comprehensive Loss
Years ended December 31, 2012 and 2013
(In thousands, except per share and unit data)

	2012	2013
Net revenues:		
GI equipment and supplies	$25,249	$ 38,772
GI pathology services	8,968	12,119
Net revenues	34,217	50,891
Cost of revenues:		
GI equipment and supplies	13,101	21,502
GI pathology services	4,024	4,390
Cost of revenues	17,125	25,892
Gross profit	17,092	24,999
Operating expenses:		
Research and development	1,683	16,617
Sales and marketing	11,465	18,148
General and administrative	4,921	11,355
Amortization of intangibles assets	13	4,578
Operating expenses	18,082	50,698
Operating loss	(990)	(25,699)
Other income (expense):		
Other income (expense)	(3)	296
Interest expense	(208)	(104)
Interest income	—	31
Total other income (expense)	(211)	223
Net loss before income taxes	(1,201)	(25,476)
Income tax benefit	—	(1,558)
Net loss	(1,201)	(23,918)
Other comprehensive income	—	3,050
Comprehensive loss	$(1,201)	$(20,868)
Net loss attributable to common stockholders	$(2,700)	$ —
Basic and diluted net loss per share attributable to common stock	$ (0.27)	$ —
Basic and diluted net loss per unit attributable to Class A LLC units	$ —	$ (0.17)
Basic and diluted net loss per unit attributable to Class B LLC units	$ —	$ (0.25)
Basic and diluted net loss per unit attributable to Class C LLC units	$ —	$ (2.39)

See accompanying notes to consolidated financial statements.

ECPM HOLDINGS, LLC AND SUBSIDIARIES

Consolidated Statements of Redeemable Preferred Stock/Members' Capital and Stockholders' Equity/Members' Deficit

Years ended December 31, 2012 and 2013

(In thousands)

	Members' capital	Series A Preferred stock	Series B Preferred stock	Series C Preferred stock	Total redeemable preferred stock/members' capital	Accumulated deficit	Accumulated other comprehensive income	Common stock	Additional paid-in capital	Total stockholders' equity/members' deficit
Balance, December 31, 2011	$ —	$ 4,754	$ 8,946	$ 5,040	$18,740	$(16,903)	—	$ 1	$ 813	$(16,089)
Preferred stock dividend	—	380	716	403	1,499	(1,499)	—	—	—	(1,499)
Stock-based compensation expense	—	—	—	—	—	—	—	—	40	40
Net loss	—	—	—	—	—	(1,201)	—	—	—	(1,201)
Balance, December 31, 2012	—	5,134	9,662	5,443	20,239	(19,603)	—	1	853	(18,749)
Equity restructuring	21,093	(5,134)	(9,662)	(5,443)	854	—	—	(1)	(853)	(854)
Issuance of Class A member units	44,286	—	—	—	44,286	—	—	—	—	—
Issuance costs of member units	(2,194)	—	—	—	(2,194)	—	—	—	—	—
Issuance of Class C member units	40,000	—	—	—	40,000	—	—	—	—	—
Member distributions	(3,885)	—	—	—	(3,885)	—	—	—	—	—
Unit-based compensation expense	24	—	—	—	24	—	—	—	—	—
Net loss	—	—	—	—	—	(23,918)	—	—	—	(23,918)
Foreign currency translation adjustment	—	—	—	—	—	—	3,050	—	—	3,050
Balance, December 31, 2013	$99,324	—	—	—	$99,324	$(43,521)	$3,050	—	—	$(40,471)

See accompanying notes to consolidated financial statements.

ECPM HOLDINGS, LLC AND SUBSIDIARIES

Consolidated Statements of Cash Flows
Years ended December 31, 2012 and 2013
(In thousands)

	2012	2013
Cash flows from operations:		
Net loss	$(1,201)	$(23,918)
Adjustments to reconcile net loss to net cash used in operations:		
Depreciation and amortization	671	5,990
Provision for doubtful accounts	717	992
Deferred income taxes	—	(1,596)
Stock/unit-based compensation	40	24
Loss on sale of property and equipment	—	47
Changes in certain working capital components and other assets and liabilities, excluding the impact of acquisitions:		
Increase in accounts receivable	(2,830)	(3,434)
Increase in inventories	(1,541)	(9,231)
Increase in prepaid expenses and other current assets	(653)	(2,948)
Increase in other assets	(54)	(564)
Increase in accounts payable, accrued liabilities, and other liabilities	2,258	9,229
Net cash used in operations	(2,593)	(25,409)
Cash flows from investing activities:		
Capital expenditures	(690)	(4,989)
Payments for acquisitions, net of cash acquired	(461)	(720)
Net cash used in investing activities	(1,151)	(5,709)
Cash flows from financing activities:		
Borrowings on line of credit	3,296	6,025
Payments on line of credit	—	(3,826)
Net borrowings on term loan	313	—
Principal payments on capital leases	(183)	(535)
Payments of financing fees	—	(78)
Payments of contingent consideration	—	(1,010)
Member distributions	—	(3,885)
Proceeds from issuance of member units, net	—	42,092
Net cash provided by financing activities	3,426	38,783
Effect of exchange rates changes on cash	—	250
Net increase (decrease) in cash and cash equivalents	(318)	7,915
Cash and cash equivalents, beginning of year	443	125
Cash and cash equivalents, end of year	$ 125	$ 8,040
Supplemental disclosures of cash flow information:		
Cash paid during the year for:		
Interest, net of capitalized interest	$ 194	$ 104

See accompanying notes to consolidated financial statements.

ECPM HOLDINGS, LLC AND SUBSIDIARIES

Notes to Consolidated Financial Statements
December 31, 2012 and 2013
(Dollars in thousands, except share/unit and per share/unit data)

(1) Organization and Nature of Business

ECPM Holdings, LLC and its subsidiaries (the Company, ECPM or EndoChoice) is a medical device company headquartered in Alpharetta, Georgia focused exclusively on designing and commercializing a platform of innovative products for gastrointestinal, or GI, caregivers. The Company offers a comprehensive range of products and services that spans devices, infection control, diagnostics, and imaging technologies. Since the Company began commercial operations in 2008, it has developed an extensive line of devices and infection control products and acquired pathology and scope repair services providers.

Equity Restructuring

On January 4, 2013, EndoChoice, Inc. was merged into ECPM Holdings, LLC and became a 100% owned subsidiary of ECPM. The merger was accounted for using the historical cost basis of the net assets of EndoChoice, Inc. as the entities are under common control. ECPM was established on January 4, 2013 to secure $44,286 in additional capital from private equity sources to facilitate the acquisition of Peer Medical Ltd. (Peer), an Israeli Company in the business of developing proprietary endoscopic systems for performing endoscopic examinations, and RMS Endoskopie-Technik Stephan Wieth e.K. (RMS), a German company in the business of manufacturing, repairing and distributing endoscopic systems. Concurrent with the merger on January 4, 2013, additional shares in EndoChoice, Inc. were issued to existing and new shareholders and were subsequently converted to member units of ECPM. The financial statements as of and for the year ended December 31, 2012 represent the operations of EndoChoice, Inc. and its wholly owned subsidiaries.

(2) Liquidity

The consolidated financial statements have been prepared on a going-concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. As shown in the accompanying consolidated financial statements, the Company has incurred losses and cash flow deficits from operations for the years ended December 31, 2012 and 2013. During 2013, the Company facilitated a capital infusion of $44,286 (note 1) and in 2014 secured additional long-term debt financing as well as an additional capital infusion of $25,945 (note 19). The Company's ability to meet its obligations in the ordinary course of business is dependent upon its ability to generate sufficient cash flow to meet its obligations and ultimately to attain profitable operations.

(3) Summary of Significant Accounting Policies

(a) Principles of Consolidation

The accompanying consolidated financial statements include the accounts of EndoChoice, Inc.; EndoChoice Innovation Center, Ltd.; EndoChoice GmbH; and Robert S. Smith, M.D., Inc. d/b/a EndoChoice Pathology (EC Pathology). The Company also owns a 67% interest in EndoChoice Israel, Ltd., which had no material transactions during 2012 or 2013. All significant intercompany transactions and balances were eliminated in consolidation.

(b) Foreign Exchange Transactions

The Company's consolidated financial statements are prepared in U.S. dollars (USD). Its foreign subsidiaries use their local currency as their functional currency and maintain their records in the local

ECPM HOLDINGS, LLC AND SUBSIDIARIES

Notes to Consolidated Financial Statements
December 31, 2012 and 2013
(Dollars in thousands, except share/unit and per share/unit data)

currency. Accordingly, the assets and liabilities of these subsidiaries are translated into USD using the current exchange rates in effect at the balance sheet date and equity accounts are translated into USD using historical rates. Revenues and expenses are translated using the average exchange rates in effect when the transaction occurs. The resulting foreign currency translation adjustments are recorded in other comprehensive income in the consolidated balance sheets. These translation adjustments were insignificant to the Company's consolidated financial statements for all periods presented. Transactions denominated in foreign currency are translated at exchange rates at the date of transaction with foreign currency gains (losses) recorded in other income (expense) in the consolidated statements of comprehensive loss. The Company recognized net foreign currency transaction (losses) gains of ($7) and $202 for the years ended December 31, 2012 and 2013, respectively.

(c) Use of Estimates

The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to make estimates, judgments and assumptions that affect the reported amounts of assets and liabilities, and revenues and expenses during the period, as well as disclosures of contingent assets and liabilities at the date of the financial statements. The Company evaluates its estimates on an ongoing basis, including those related to revenue recognition, stock-based compensation, valuation of goodwill and identifiable intangibles, tax related contingencies and valuation allowances, allowance for doubtful accounts, inventory valuation, litigation contingencies, as well as certain accrued liabilities. These estimates are based on the information available to management at the time these estimates, judgments, and assumptions are made. Actual results may differ materially from these estimates.

(d) Cash and Cash Equivalents

The Company deposits its domestic cash in noninterest-bearing deposit and money market accounts in U.S. banks and the Company's foreign subsidiaries maintain cash accounts denominated in Euros and Israeli Shekels. Foreign currency accounts are remeasured to USD at each month-end. At times, deposit balances in the U.S. may exceed the FDIC insured limit. As of December 31, 2012 and 2013, the Company had no cash equivalents.

(e) Accounts Receivable and Allowance for Doubtful Accounts

Trade accounts receivable are stated at the amount the Company expects to collect. Management considers the following factors when determining the collectability of specific customer accounts: customer credit worthiness, past transaction history with the customer, current economic and industry trends, and changes in customer payment terms. During the years ended December 31, 2012 and 2013, the Company recorded bad debt expense of $717 and $992, respectively. Included in bad debt expense in 2012 and 2013 was $597 and $836, respectively, related to pathology service revenue adjustments for self-pay deductibles and co-pays. As of December 31, 2012 and 2013, the Company recorded an allowance for doubtful accounts of $315 and $1,040, respectively.

(f) Inventories

Inventories consist primarily of imaging equipment, devices, and GI procedure support products. Inventories are valued at lower of cost or market value. Cost includes all purchase, conversion, and

ECPM HOLDINGS, LLC AND SUBSIDIARIES

Notes to Consolidated Financial Statements
December 31, 2012 and 2013
(Dollars in thousands, except share/unit and per share/unit data)

other direct and indirect expenditures incurred in bringing the inventory to its existing condition and location. Wages and other related benefit costs of employees directly attributable to the production process and an allocated portion of other indirect production expenses (overhead) are included in inventory costs. Overhead includes both fixed and variable expenses which are allocated to inventory produced on a systematic basis. Cost is determined using the weighted average method. The Company regularly reviews inventory quantities on hand in consideration of projected future demand, product life cycles, design changes and remaining shelf life to record a provision for excess and obsolete inventory when appropriate.

(g) Property and Equipment

Property and equipment is stated at cost. Repairs and maintenance are charged to expense as incurred, while significant improvements are capitalized. Depreciation is computed using the straight-line method over the following estimated useful lives of assets:

	Years
Furniture and fixtures	7
Machinery and equipment	7
Demo equipment	2
Computers and software	2–5

Leasehold improvements are amortized over the lesser of useful life or lease term. Upon retirement or disposal of property and equipment, the cost and accumulated depreciation are removed from the Company's accounts and any resulting gain or loss is recorded in the period of retirement or disposal.

(h) Goodwill Valuation

Goodwill represents the cost in excess of the fair value of the identifiable net assets for the businesses that we acquire. Goodwill was recognized in the Company's 2010 acquisition of EC Pathology, the 2012 acquisition of Interactive Optics, Inc., and the 2013 acquisitions of Peer and RMS.

The Company reviews goodwill for impairment as of December 31 of each year, or more frequently if facts and circumstances warrant a review. The Company applies a quantitative impairment analysis using the two step method. Under the first step, the fair value of the reporting unit is compared with its carrying value (including goodwill). If the fair value of the reporting unit is less than its carrying value, the Company will recognize the amount of the impairment loss for any excess carrying amount of the reporting unit's goodwill over the implied fair value of that goodwill. The implied fair value of goodwill is determined by allocating the fair value of the reporting unit in a manner similar to a purchase price allocation and the residual fair value after this allocation is the implied fair value of the reporting unit goodwill. During the years ended December 31, 2012 and 2013, there was no impairment of goodwill.

(i) Revenue Recognition

The Company generates revenue primarily from the sales of GI products and pathology services. The Company sells products through direct sales representatives in the U.S. and Germany and independent

ECPM HOLDINGS, LLC AND SUBSIDIARIES

Notes to Consolidated Financial Statements
December 31, 2012 and 2013
(Dollars in thousands, except share/unit and per share/unit data)

distributors in international markets. Sales to distributors are recorded when title and risk of loss transfer upon shipment (generally FOB shipping point). No direct sales customers or distributors have price protection. Estimated returns, which are historically nominal, are recorded as an allowance for sales return and as a reduction in revenues.

We recognize revenue when all of the following conditions are satisfied: (1) there is persuasive evidence of an arrangement; (2) the product has shipped to the customer or services have been performed; (3) the arrangement consideration is fixed or determinable; and (4) collectability is reasonably assured. GI pathology service revenue is recognized as services are performed, net of estimated reimbursement adjustments by payors. These adjustments include contractual write-downs under health insurance contracts, rebates for billing errors, and out of network charges. These estimates are based on the terms of contracts with health insurance payors and historical collections experience. Revenue from endoscope repair services, included in GI equipment and supplies revenue, is recognized ratably over the life of the contract. Deferred revenue is recognized for the unearned portion of the repair contracts. The Company's policy is to classify shipping and handling costs billed to customers as revenues and the related expenses as costs of revenues.

Sales taxes collected from customers and remitted to governmental authorities are accounted for on a net basis and, therefore, are excluded from revenues in the consolidated statements of comprehensive loss.

The Company accrues estimated warranty reserves at the time of shipment based on contractual obligations and historical experience of related repair costs.

(j) Cost of Revenues

Cost of revenues consists primarily of manufacturing, procurement and shipping, overhead costs, direct material costs and direct labor. A significant portion of our cost of revenues consists of manufacturing overhead costs. These overhead costs include the cost of quality assurance, material procurement, inventory control, warehousing and shipment, facilities, equipment and operations supervision and management. Cost of revenues also includes depreciation expense for production equipment and certain direct costs such as shipping costs.

(k) Research and Development

Research and development costs, including new product development, regulatory compliance and clinical research, are charged to operations as incurred in the consolidated statements of comprehensive loss. Such costs include personnel-related costs, supplies, services, depreciation, allocated facilities overhead and information services, clinical trial and related clinical manufacturing expenses, fees paid to investigative sites and other indirect costs. Research and development expense for the year ended December 31, 2013 includes $5,749 of labor and overhead costs associated with certain engineering activities required to advance the design of the full spectrum endoscopy system, or Fuse® product for manufacture.

(l) Unit-Based Payments

The Company uses the fair value based method of accounting for its stock compensation plan and other applicable equity transactions.

ECPM HOLDINGS, LLC AND SUBSIDIARIES

Notes to Consolidated Financial Statements
December 31, 2012 and 2013
(Dollars in thousands, except share/unit and per share/unit data)

(m) Net Loss Per Share and Unit

Basic loss per common share or LLC unit is determined by dividing the net loss allocable to common stockholders or LLC members by the weighted average number of common shares outstanding or LLC units outstanding during the periods presented, without consideration of common stock or LLC unit equivalents. Diluted loss per common share or LLC unit is computed by dividing the net loss allocable to common stockholders or LLC units on an "if converted" basis by the weighted average number of actual common stock or LLC units outstanding and, when dilutive, the share equivalents that would arise from the assumed conversion of convertible instruments.

The treasury stock method is used to determine the dilutive effect of the Company's incentive stock option grants and warrants, and the "if converted" method is used to determine the dilutive effect of the Company's Series A Preferred, Series B Preferred, and Series C Preferred shares. For the year ended December 31, 2012, the potentially dilutive securities include options and warrants exercisable into 3,463,604 shares of common stock, and Series A Preferred, Series B Preferred, and Series C Preferred shares convertible into 31,300,223 shares of common stock. For the year ended December 31, 2013, the potentially dilutive securities include options and warrants exercisable into 3,447,479 Class B units and options exercisable into 133,208 Class C units. The weighted average shares used to calculate both basic and diluted loss per share are the same because common stock and LLC unit equivalents were excluded in the calculation of diluted loss per share or LLC unit because their effect would be anti-dilutive.

(n) Distinguishment of Liabilities from Equity

The Company applies the guidance provided by ASC Topic 480, *Distinguishing Liabilities from Equity*, to classify certain redeemable and/or convertible instruments, such as the Company's preferred stock. The Company first determines whether a financial instrument should be classified as a liability. The Company will determine the liability classification if the financial instrument is mandatorily redeemable, or if the financial instrument, other than outstanding shares, embodies a conditional obligation that the Company must or may settle by issuing a variable number of its equity shares.

Once the Company determines that a financial instrument should not be classified as a liability, the Company determines whether the financial instrument should be presented between the liability section and the equity section of the balance sheet ("temporary equity"). The Company will determine temporary equity classification if the redemption of the preferred stock or other financial instrument is outside the control of the Company (i.e. at the option of the holder). Otherwise, the Company accounts for the financial instrument as permanent equity.

(o) Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the consolidated financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

ECPM HOLDINGS, LLC AND SUBSIDIARIES

Notes to Consolidated Financial Statements
December 31, 2012 and 2013
(Dollars in thousands, except share/unit and per share/unit data)

In the event the future tax consequences of differences between the financial reporting bases and the tax bases of the Company's assets and liabilities results in deferred tax assets, an evaluation of the probability of being able to realize the future benefits indicated by such assets is required. A valuation allowance is provided for the portion of the deferred tax asset when it is more likely than not that some or all of the deferred tax asset will not be realized. In assessing the realizability of the deferred tax assets, management considers the scheduled reversals of deferred tax liabilities, projected future taxable earnings, and tax planning strategies.

The income tax benefit or expense is the total current year income tax due or refundable and the change in deferred tax assets and liabilities.

A tax position is recognized as a benefit only if it is "more likely than not" that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of the tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the "more likely than not" test, no tax benefit is recorded. As of December 31, 2012 and 2013, the Company has not identified any uncertain tax positions that require adjustment to or disclosure in the accompanying consolidated financial statements. The Company's federal and state income tax returns since 2009 are subject to examination by tax authorities, and may change upon examination.

(p) *Comprehensive Loss*

Other comprehensive income (loss) refers to revenues, expenses, gains, and losses that under U.S. GAAP are included in comprehensive income (loss) but are excluded from net earnings, as these amounts are recorded directly as an adjustment to members' equity. Other comprehensive income (loss) is comprised mainly of foreign currency translation adjustments. These amounts are presented in the consolidated statements of members' equity and comprehensive loss.

(q) *Business Acquisitions*

Business combinations are accounted for using the acquisition method of accounting. The purchase price of business acquisitions are determined in negotiations with the seller and believed to be at fair value. The Company records business acquisitions, when applicable, such that assets and liabilities of the acquired business are recorded at their fair value and acquisition-related costs are expensed as incurred.

(r) *Fair Value of Financial Instruments*

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction valuation hierarchy, which requires an entity to maximize the use of observable inputs when measuring fair value. The guidance describes the following three levels of inputs that may be used in the methodology to measure fair value:

Level 1 – Quoted prices available in active markets for identical investments as of the reporting date;

Level 2 – Inputs other than quoted prices in active markets, which are either directly or indirectly observable as of the reporting date; and,

ECPM HOLDINGS, LLC AND SUBSIDIARIES

Notes to Consolidated Financial Statements
December 31, 2012 and 2013
(Dollars in thousands, except share/unit and per share/unit data)

Level 3 – Unobservable inputs, which are to be used in situations where there is little or no market activity for the asset or liability and wherein the reporting entity makes estimates and assumptions related to the pricing of the asset or liability including assumptions regarding risk.

A financial instrument's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

As of December 31, 2012 and 2013, the Company has the following financial instruments to which it had to consider fair values and make fair assessments:

Contingent consideration liabilities were recorded at fair value on the acquisition date and are remeasured periodically based on the then assessed fair value and adjusted if necessary, and have been recorded in other long-term liabilities within the consolidated balance sheets. The increases or decreases in the fair value of contingent consideration payable can result from changes in anticipated revenue levels and changes in assumed discount periods and rates. As the fair value measure is based on significant inputs that are not observable in the market, they are categorized as Level 3.

Other financial instruments not measured at fair value on the Company's consolidated balance sheets as of December 31, 2012 and 2013 but which require disclosure of their fair values include: cash and cash equivalents, accounts receivable, accounts payable and accrued expenses, capital lease obligations, debt under the line of credit, and term note. The estimated fair value of such instruments as of December 31, 2012 and 2013 reasonably approximates their carrying value as reported within the consolidated balance sheets.

For the Company's assets and liabilities measured at fair value on a recurring basis using significant unobservable inputs (Level 3), the following table provides a reconciliation of the beginning and ending balances for each category therein, and gains or losses recognized during each year:

Fair value measurements using significant unobservable inputs (level 3)	
	Contingent liability for accrued earn-out acquisition consideration
Balance as of December 31, 2011	$ —
Total adjustments:	
Acquisitions	328
Settlements	—
Balance as of December 31, 2012	328
Total adjustments:	
Acquisitions	1,355
Settlements	(1,010)
Balance as of December 31, 2013	$ 673

The contingent liability for accrued earn-out acquisition consideration is included in other long-term liabilities within the consolidated balance sheets.

ECPM HOLDINGS, LLC AND SUBSIDIARIES

Notes to Consolidated Financial Statements
December 31, 2012 and 2013
(Dollars in thousands, except share/unit and per share/unit data)

(4) Recent Accounting Pronouncements

In February 2013, the FASB issued guidance that requires preparers to report, in one place, information about reclassifications out of accumulated other comprehensive income and, if applicable, the effect of the reclassifications on the respective line items in the consolidated statements of operations and comprehensive (loss) income. The guidance is effective for fiscal years and interim periods beginning on or after December 15, 2012. The adoption did not have a material impact on our consolidated financial statements.

In March 2013, the FASB issued guidance specifying that a cumulative translation adjustment (CTA) should be recognized into earnings when an entity ceases to have a controlling financial interest in a subsidiary or group of assets within a consolidated foreign entity and the sale or transfer results in the complete or substantially complete liquidation of the foreign entity. For sales of an equity method investment that is a foreign entity, a pro rata portion of CTA attributable to the investment would be recognized in earnings when the investment is sold. When an entity sells either a part or all of its investment in a consolidated foreign entity, CTA would be recognized in earnings only if the sale results in the parent no longer having a controlling financial interest in the foreign entity. In addition, CTA should be recognized in earnings in a business combination achieved in stages. The guidance is effective for fiscal years beginning after December 15, 2014.

In July 2013, the FASB issued Accounting Standards Update, or ASU, No. 2013-11, *Income Taxes (Topic 740): Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Carryforward or Tax Credit Carryforward Exists*. The ASU provides guidance regarding the presentation in the statement of financial position of an unrecognized tax benefit when a net operating loss carryforward or a tax credit carryforward exists. The ASU generally provides that an entity's unrecognized tax benefit, or a portion of its unrecognized tax benefit, should be presented in its financial statements as a reduction to a deferred tax asset for a net operating loss carryforward, a similar tax loss, or a tax credit carryforward. The ASU applies prospectively to all entities that have unrecognized tax benefits when a net operating loss carryforward, a similar tax loss, or a tax credit carryforward exists at the reporting date, and is effective for fiscal years, and interim periods within those years, beginning after December 15, 2014. We do not plan to early adopt. We do not believe the adoption of this guidance will have a material impact on our consolidated financial statements.

On May 28, 2014, the FASB issued ASU No. 2014-09, *Revenue from Contracts with Customers*. ASU 2014-09 will eliminate transaction- and industry-specific revenue recognition guidance under current U.S. GAAP and replace it with a principle based approach for determining revenue recognition. ASU 2014-09 will require that companies recognize revenue based on the value of transferred goods or services as they occur in the contract. The ASU also will require additional disclosure about the nature, amount, timing and uncertainty of revenue and cash flows arising from customer contracts, including significant judgments and changes in judgments and assets recognized from costs incurred to obtain or fulfill a contract. ASU 2014-09 is effective for reporting periods beginning after December 15, 2016, and early adoption is not permitted. Entities can transition to the standard either retrospectively or as a cumulative-effect adjustment as of the date of adoption. We are currently evaluating the impact of the adoption of this standard on our consolidated financial statements.

In August 2014, the FASB issued ASU No. 2014-15, *Disclosure of Uncertainties about an Entity's Ability to Continue as a Going Concern*. ASU 2014-15 will explicitly require management to assess an entity's ability to continue as a going concern at each annual and interim period. Related footnote disclosures will be required if conditions give rise to substantial doubt about an entity's ability to continue as a going concern within one year after the report issuance date. If conditions do not give rise to substantial doubt, no

ECPM HOLDINGS, LLC AND SUBSIDIARIES

Notes to Consolidated Financial Statements
December 31, 2012 and 2013
(Dollars in thousands, except share/unit and per share/unit data)

disclosures will be required specific to going concern uncertainties. The ASU defines substantial doubt using a likelihood threshold of "probable" similar to the current use of that term in U.S. GAAP for loss contingencies and provides example indicators. ASU 2014-15 is effective for reporting periods ending after December 15, 2016, and early adoption is permitted.

(5) Acquisitions

On March 1, 2012, the Company acquired essentially all the assets and selected liabilities of Interactive Optics, Inc. (Interactive), its primary scope services vendor, in exchange for $461 paid in cash consideration and future contingent consideration based on the revenue of the resulting newly established scope services subsidiary. The acquisition of Interactive established the Company's ability to refurbish and repair flexible medical endoscopes.

On January 4, 2013, ECPM Holdings acquired 100% of the voting interest in Peer in exchange for 2.8 million Class C Units valued at $40,000. The $40,000 value attributable to Peer Medical was negotiated at arm's length between the two companies and represents the fair value of the acquired entity. There were no shareholders or members in common among the companies and the negotiated relative values of the two companies established the exchange ratio. The acquisition of Peer established the Company's ability to develop a proprietary product portfolio, which includes the Fuse® system.

On January 9, 2013, ECPM Holdings acquired all of the assets and selected liabilities of RMS in exchange for $3,117 in cash and $1,355 in contingent consideration. The acquisition of RMS established the Company's ability to manufacture endoscopic systems.

The following table summarizes the estimated fair values of the consideration transferred, net assets acquired and liabilities assumed as a result of the acquisitions that occurred during 2012 and 2013:

	2012	2013	
	Interactive	Peer	RMS
Consideration:			
Fair value of Class C Units issued	$ —	$40,000	$ —
Cash paid (assumed)	461	(2,397)	3,117
Contingent consideration	328	—	1,355
Total consideration	789	37,603	4,472
Estimated fair value of liabilities assumed:			
Accounts payable and accrued expenses	245	718	704
Deferred income taxes	—	4,195	—
Amount attributable to liabilities assumed	245	4,913	704
Total purchase price plus liabilities assumed . . .	1,034	42,516	5,176
Estimated fair value of assets acquired:			
Current assets, excluding inventory	191	372	216
Inventory	125	—	194
Fixed assets	136	145	156
Intangible assets	50	23,731	1,894
Amount attributable to assets acquired	502	24,248	2,460
Goodwill	$ 532	$18,268	$2,716

ECPM HOLDINGS, LLC AND SUBSIDIARIES

Notes to Consolidated Financial Statements
December 31, 2012 and 2013
(Dollars in thousands, except share/unit and per share/unit data)

The factors contributing to the recognition of goodwill are based on several strategic benefits that are expected to be realized, including the successful commercialization of the Fuse® system. Goodwill from the Peer acquisition is not expected to be deductible for tax purposes, while goodwill from the RMS and Interactive acquisitions may be deductible for tax purposes dependent upon future income in the relevant jurisdictions. Peer contributed no net revenues and a net loss of $4,917 to the year ended December 31, 2013.

On a pro forma, unaudited basis reflecting the impact of the acquisition of Peer as of January 1, 2012, net loss and net loss per share of the Company for the year ended December 31, 2012 would have been $8,912 and $0.52, respectively. Net revenues would not have changed as Peer had no revenues in 2012. These pro forma results of operations do not purport to be indicative of the results of operations that actually would have resulted had the acquisition occurred on the date indicated or that may result in the future.

Acquisition related costs of $407 and $226 were expensed as incurred in the years ended December 31, 2012 and 2013, respectively, and are included in general and administrative expenses.

The following table summarizes the separately identified intangible assets acquired in the acquisitions that occurred during 2012 and 2013:

	2012		2013	
Intangible asset category	**Fair value**	**Weighted average useful life**	**Fair value**	**Weighted average useful life**
	(in thousands)	(in years)	(in thousands)	(in years)
Customer relationships	$ 50	3.0	$ 1,767	9.0
Developed technology	—	—	21,539	8.0
Non-compete agreements	—	—	2,319	1.8
Total acquired intangible assets	$ 50		$25,625	

The fair value assigned to identified intangible assets acquired was determined primarily by using the income approach, which discounts expected future cash flows to present value using estimates and assumptions determined by management.

(6) Inventories

Inventories consist of the following as of December 31, 2012 and 2013:

	2012	2013
Raw materials	$ 779	$ 5,559
Work-in-process	—	1,725
Finished goods	3,085	4,670
	$3,864	$11,954

ECPM HOLDINGS, LLC AND SUBSIDIARIES

Notes to Consolidated Financial Statements
December 31, 2012 and 2013
(Dollars in thousands, except share/unit and per share/unit data)

(7) Property and Equipment

Property and equipment consists of the following as of December 31, 2012 and 2013:

	2012	2013
Furniture and fixtures	$ 249	$ 622
Leasehold improvements	436	757
Computers and software	816	1,806
Demo equipment	—	1,760
Machinery and equipment	1,229	2,336
	2,730	7,281
Accumulated depreciation	(1,042)	(1,994)
Property and equipment, net	$ 1,688	$ 5,287

(8) Goodwill and Other Intangible Assets

The gross carrying amount of goodwill and other intangible assets and the related accumulated amortization of intangible assets as of December 31, 2012 and 2013 are as follows:

	December 31, 2012			December 31, 2013		
	Gross carrying amount	Accumulated amortization	Net carrying value	Gross carrying amount	Accumulated amortization	Net carrying value
Amortizable intangible assets:						
Customer relationships	$244	$(114)	$130	$ 2,026	$ (355)	$ 1,671
Developed technology	—	—	—	23,030	(2,710)	20,320
Other intangible assets	—	—	—	2,483	(1,479)	1,004
	$244	$(114)	$130	$27,539	$(4,544)	$22,995
Unamortizable intangible assets:						
Goodwill	$580	—	$580	$22,819	—	$22,819

The Company recorded amortization expense related to the amortizable intangible assets of $13 and $4,578 for the years ended 2012 and 2013, respectively. Estimated aggregate future amortization expense for the intangible assets is as follows:

Estimated amortization expenses:	
2014	$ 3,695
2015	2,920
2016	2,906
2017	2,906
2018	2,906
Thereafter	7,662
	$22,995

ECPM HOLDINGS, LLC AND SUBSIDIARIES

Notes to Consolidated Financial Statements
December 31, 2012 and 2013
(Dollars in thousands, except share/unit and per share/unit data)

Changes in the carrying amount of goodwill for the years ended December 31, 2012 and 2013 are as follows:

	2012	2013
Beginning balance	$ 48	$ 580
Acquisitions (note 5)	532	20,984
Foreign currency translation adjustment	—	1,255
Ending balance	$580	$22,819

(9) Accrued Expenses and Other Liabilities

Accrued expenses and other liabilities consist of the following at December 31, 2012 and 2013:

	2012	2013
Accrued salaries and payroll taxes	$1,553	$2,643
Accrued vacation	272	447
Accrued professional fees	469	241
Accrued customer refunds	25	236
Other accrued liabilities	168	1,427
Value-added tax and sales tax payable	164	430
	$2,651	$5,424

(10) Line of Credit

On February 24, 2012, the Company renewed its senior credit facility to increase the borrowing limit from $3,300 to $4,300. The facility consisted of a $4,000 revolving line of credit and a $300 lease line of credit. The $4,000 revolver was subject to a borrowing base limitation based primarily on eligible inventory, domestic accounts receivable, and foreign accounts receivable. The credit facility was secured by all assets of the Company, including intellectual property. Interest accrued at a rate of LIBOR plus 4.50%. As of December 31, 2012, the balance on the line of credit was $3,801.

Under the senior credit facility, the Company was required to meet certain financial and reporting covenants. The Company failed to comply with certain covenants for the year ended December 31, 2012. In connection with the equity restructuring disclosed in note 1, the Company paid the senior credit facility in full.

On September 9, 2013, the Company secured a new senior credit facility to establish a line of credit for working capital purposes. The facility originally consisted of a $15,000 revolving line of credit, subject to a borrowing base limitation based on eligible inventory and accounts receivable. The credit facility was reduced to a $10,000 revolving line of credit in connection with the closing of a $40,000 long-term debt financing (see below). The credit facility is secured by all assets of the Company, including intellectual property. Interest accrues at a rate of Prime plus 0.50%-1.00%, depending on the achievement of certain defined-liquidity ratios. The $10,000 facility expires on September 9, 2015.

Under the new senior credit facility, the Company was required to meet certain financial and reporting covenants. The Company failed to comply with certain covenants for the three months ended December 31, 2013. On March 25, 2014, the Company entered into a First Loan Modification and Waiver Agreement

ECPM HOLDINGS, LLC AND SUBSIDIARIES

Notes to Consolidated Financial Statements
December 31, 2012 and 2013
(Dollars in thousands, except share/unit and per share/unit data)

(Modification Agreement) with the senior credit facility lender. Per the terms of the Modification Agreement, the lender agreed to waive certain covenants for the three months ended December 31, 2013. Further to the terms of the Modification Agreement, the revolving line of credit was reduced to $10,000, the interest rate was increased to Prime plus 1.50%-2.50%, and other revisions were made to financial covenants for periods commencing after December 31, 2013. As of December 31, 2013, the balance on the line of credit was $6,000.

On February 18, 2014, the Company entered into a Growth Capital Loan and Security Agreement (Growth Capital Agreement) to secure a total of $40,000 of long-term debt financing. This financing consists of three facilities, including a $20,000 loan funded upon finalization of the Growth Capital Agreement, a $10,000 facility available to be drawn until February 17, 2015, and an additional $10,000 facility available to be drawn until August 17, 2015. All three facilities are secured by second liens on all assets of the Company, including intellectual property, and subject to a Subordination Agreement between the senior credit facility lender and the long-term debt facility lender. Interest accrues on all three facilities at a rate of Prime plus 8.50%. All three facilities mature on February 28, 2018.

(11) Capital Lease and Other Debt Obligations

Obligations consisted of the following as of December 31, 2012 and 2013:

	2012	2013
Term note bearing interest at LIBOR base rate plus 4.5% payable in 24 monthly installments of $21 and paid in full in August 2013	$ 313	$—
Lease line of credit bearing interest of 6.855%, payable in 36 monthly installments of $6 through March 2014	89	—
Capital lease, discounted at 13.06%, payable in 6 monthly payments of $0.1 and 54 monthly payments of $3 through October 1, 2014	67	34
Capital lease, discounted at 6.001%, payable in 36 monthly payments of $2 through March 4, 2014	35	7
Capital lease, discounted at 6.01%, payable in 42 monthly payments of $0.4 through December 20, 2014	10	5
Capital lease, discounted at 10.783%, payable in 36 monthly payments of $2 through October 17, 2014	38	17
Capital lease, discounted at 5.0%, payable in 24 monthly payments of $4 through March 30, 2014	61	—
Less amount representing interest on capital leases	(20)	(5)
Total obligations	593	58
Current portion	(201)	(58)
Long-term portion	$ 392	$—

ECPM HOLDINGS, LLC AND SUBSIDIARIES

Notes to Consolidated Financial Statements
December 31, 2012 and 2013
(Dollars in thousands, except share/unit and per share/unit data)

(12) Redeemable Preferred Stock and Members' Capital

Common Stock and Redeemable Preferred Stock

Prior to the equity restructuring in January 2013 discussed in note 1, the Company had authorized 45,000,000 shares of common stock at $0.0001 par value per share and 31,498,784 shares of preferred stock. As of December 31, 2012, 7,272,726 shares of Series A Preferred Stock; 15,313,999 of Series B Preferred Stock; 8,713,498 of Series C Preferred Stock; and 10,185,250 shares of common stock were outstanding. No preferred or common stock was issued during the year ended December 31, 2012.

Dividends accrued on the Series A, Series B and Series C Preferred Stock at the rate of 8% of the original purchase price per annum on an annually compounding cumulative basis. During the year ended December 31, 2012, Preferred Stock dividends of $1,499 were accrued.

Each class of stock included certain powers, preferences and rights, including the right of the Preferred Stockholders to unilaterally elect to "put" all shares to the Company at certain future dates. As such, Series A, Series B and Series C Preferred Stock have been classified outside of permanent equity in the consolidated balance sheet as of December 31, 2012.

Redeemable Members' Capital

Subsequent to the equity restructuring, the Company has four classes of units outstanding; designated as Class A, Class B, Class C, and Incentive Units. As part of the equity restructuring discussed in note 1, all Class A Units were issued at $1.00 per unit, and all shares of stock in EndoChoice, Inc. were exchanged for Class B Units. Class C Units were issued in conjunction with the acquisition of Peer Medical, Ltd. The members have limited personal liability.

The unit allocation as of December 31, 2013 is noted in the table below:

Class A	Class B	Class C	Incentive units
44,285,000	39,702,365	2,779,424	12,628,718

Holders of the Class A, Class B and Class C Units have rights to elect certain members of the Company's Board of Managers. Additionally, such holders of Class A, Class B and Class C Units have consent rights on certain actions of the Company. Holders of Incentive Units do not have any voting rights.

The following is a summarization of the powers, preferences and rights, and the qualifications, limitations or restrictions thereof, in respect of each class of stock of the Company:

With respect to the payment of dividends and other distributions of the Company, including the distribution of the assets of the Company upon liquidation, the proceeds are distributed among the classes as of December 31, 2013 as follows:

Class A	Class B	Class C	Incentive units
28.0433%	36.4434%	24.3524%	11.1609%

Notwithstanding the foregoing, (i) if the aggregate amount of a liquidating distribution is less than the aggregate unreturned capital contributions made by the holders of Class A Units as of the date of such liquidating distribution, then the amounts distributed to the Class B Units, the Class C Units, and the Incentive Units shall each be reduced to 0%, and (ii) any distributions to the Incentive Units are subject to vesting and a market value threshold.

ECPM HOLDINGS, LLC AND SUBSIDIARIES

Notes to Consolidated Financial Statements
December 31, 2012 and 2013
(Dollars in thousands, except share/unit and per share/unit data)

After the fifth anniversary of the effective date of the ECPM LLC Agreement (LLC Agreement), the Class A, Class B, and Class C holders have the right to force the repurchase of their shares for the greater of the capital contributions associated with such units or the fair market value of such units in accordance with the LLC Agreement. As such, Class A, Class B and Class C LLC units have been classified within redeemable members' capital in the consolidated balance sheet as of December 31, 2013.

The Class B Units are divided into four sub-classes entitled Series B-1 Units, Series B-2 Units, Series B-3 Units and Series B-4 Units. Upon a liquidation, (i) the Series B-2 and Series B-3 Units receive certain amounts based on capital contributions and holding periods in preference to the Series B-1 and Series B-4 Units, and (ii) the Series B-1 Units receive certain amounts based on capital contributions and holding periods in preference to the Series B-4 Units (the amounts in (i) and (ii) collectively, the "Series B Preference"). After payment of the Series B Preference, the Series B-1, Series B-2, Series B-3 and Series B-4 Units participate in the remainder of the Class B Portion distributions on a pro rata basis.

The Class C Units are divided into three sub-classes entitled Series C-1 Units, Series C-2 Units and Series C-3 Units. Upon a liquidation, the Series C-1 and Series C-2 Units receive certain amounts based on capital contributions and holding periods in preference to the Series C-3 Units (the "Series C Preference"). After payment of the Series C Preference, the Series C-1, Series C-2 and Series C-3 Units participate in the remainder of the Class C Portion distributions on a pro rata basis.

In addition to outstanding units, the Company has the following outstanding options and warrants:

(a) *Unit Warrants – Class B*

On February 1, 2008, EndoChoice, Inc. acquired the assets of National Pathology Solutions, LLC d/b/a PathOptions via its wholly owned subsidiary, PathOptions, LLC, in exchange for warrants for 100,000 shares of EndoChoice, Inc.'s common stock. In 2009, 50,000 of the warrant shares failed to vest and were canceled; the other 50,000 warrants remain outstanding. As a result of the equity restructuring discussed in note 1, such outstanding warrants are for the purchase of Series B-4 Units, and would have the effect of diluting the Class B holders but would not dilute the holders of the other classes of units. The value of such outstanding warrants is not significant.

(b) *Unit Incentive Compensation*

The LLC Agreement provides for incentive compensation in three forms: options for Series B-4 Units, options for Series C-3 Units, and Incentive Units. The compensation cost that has been charged against income for these was $40 and $24 for 2012 and 2013, respectively.

As of December 31, 2012 and 2013, there was $56 and $33, respectively, of total unrecognized compensation cost related to unit incentive compensation arrangements granted for options to acquire Series B-4 Units and options to acquire Series C-3 Units. As of December 31, 2013, that cost is expected to be recognized over a period of three years.

(c) *Unit Options – Class B*

The options for the Series B-4 Units were issued as a part of the equity restructuring discussed in note 1, whereby the former EndoChoice, Inc. option holders exchanged their options to acquire the common stock of EndoChoice, Inc. for options to acquire Series B-4 Units of the Company with the

ECPM HOLDINGS, LLC AND SUBSIDIARIES

Notes to Consolidated Financial Statements
December 31, 2012 and 2013
(Dollars in thousands, except share/unit and per share/unit data)

same terms. The exercise of the options for Series B-4 would have the effect of diluting the Class B holders, but would not dilute the holders of the other classes of units. Following the equity restructuring discussed in note 1, the Company no longer issues options for Class B Units.

Options for the Series B-4 Units expire no later than 10 years from the date of grant. Options are subject to a vesting schedule that varies with the individual. In general, options vest with respect to one quarter of the underlying shares on the first anniversary of the date of grant, and the remaining 75% vest in equal annual installments over the remaining three years.

A summary of the activity of the options for the Class B Units for the year ended December 31, 2013 is as follows:

Unit Options – Class B	Options	Weighted average exercise price	Weighted average remaining contractual term
Outstanding at January 1, 2013	3,413,604	$0.24	6.9 years
Granted	—		
Exercised	(4,125)	0.24	
Forfeited	(12,000)	0.27	
Outstanding at December 31, 2013	3,397,479	0.24	5.9 years
Vested and exercisable at December 31, 2013	2,572,969	0.24	

The fair value of each option grant has been estimated using the Black-Scholes-Merton option pricing model. The Company applies the fair value method of option valuation. The following weighted average assumptions were used for the options granted during the year ended December 31, 2012:

Weighted average volatility	28.50%
Expected dividends	—
Expected term (in years)	4
Risk-free rate	0.85% – 0.89%

(d) *Unit Options – Class C*

The options for the Series C-3 Units were issued as a part of the acquisition of Peer discussed in note 5, whereby the former Peer option holders exchanged their options to acquire the common stock of Peer for options to acquire Series C-3 Units of the Company. The exercise of the options for Series C-3 Units would have the effect of diluting the Class C holders but would not dilute the holders of the other classes of units. Following the equity restructuring discussed in note 1 and the acquisition discussed in note 5, the Company no longer issues options for Class C Units.

Options for the Series C-3 Units expire no later than 10 years from the date of grant. Options are subject to a vesting schedule that varies with the individual. In general, options vest with respect to one third of the underlying shares on the first anniversary of the date of grant, and the remaining two-thirds vest in equal quarterly installments over the remaining 24 months.

ECPM HOLDINGS, LLC AND SUBSIDIARIES

Notes to Consolidated Financial Statements
December 31, 2012 and 2013
(Dollars in thousands, except share/unit and per share/unit data)

A summary of the activity of the options for the Series C-3 Units for the year ended December 31, 2013 is as follows:

Unit Options – Class C	Options	Weighted average exercise price	Weighted average remaining contractual term
Outstanding at January 1, 2013	139,991	$0.75	7.6 years
Granted	—	1.00	
Exercised	(4,522)	1.00	
Forfeited	(2,261)	0.75	
Outstanding at December 31, 2013	133,208	0.75	6.6 years
Vested and exercisable at December 31, 2013	125,001	0.75	

(e) *Incentive Units*

The Company began to issue Incentive Units as a part of the equity restructuring discussed in note 1. The Incentive Units issued in 2013 vest over a four-year period. <u>The Incentive Units also contain a minimum valuation threshold that must be met upon a liquidity event before the participant is entitled to a distribution on the Units. The liquidity event is considered a performance condition.</u> The weighted-average grant-date fair value is $0.86 per Incentive Unit and was calculated using a combination of the income approach and the publicly traded guideline companies' method under the market approach. No compensation cost was recorded during the year ended December 31, 2013, as management has determined that it is not probable that the performance condition of the Incentive Units will be satisfied. As of December 31, 2013, total unrecognized compensation cost related to the Incentive Units is $10,095. A summary of the status of the Company's nonvested Incentive Units as of December 31, 2013, and changes during the year ended December 31, 2013 is presented below:

Nonvested incentive units	Incentive units
Nonvested at January 1, 2013	—
Granted	11,738,566
Vested	—
Forfeited	—
Nonvested at December 31, 2013	11,738,566

(13) Net Loss Per Share and LLC Unit

Net loss per share attributable to common stock outstanding for the year ended December 31, 2012 was computed as follows:

(a) *Net Loss per Share*

Net loss	$	(1,201)
Preferred stock dividends		(1,499)
Net loss attributable to common stockholders	$	(2,700)
Weighted average common shares outstanding – basic and diluted		10,185,250
Basic and diluted net loss per share attributable to common stock	$	(0.27)

ECPM HOLDINGS, LLC AND SUBSIDIARIES

Notes to Consolidated Financial Statements
December 31, 2012 and 2013
(Dollars in thousands, except share/unit and per share/unit data)

(b) *Net Loss per LLL Unit*

Incentive units do not currently participate in earnings. Net loss per unit allocable to Class A, Class B, and Class C LLC units outstanding for the year ended December 31, 2013 was computed as follows:

Allocable net loss:		
Net loss allocated to Class A LLC units	$	(7,550)
Net loss allocated to Class B LLC units		(9,812)
Net loss allocated to Class C LLC units		(6,556)
Net loss	$	(23,918)
Weighted average LLC units outstanding – basic and diluted:		
Class A LLC units		43,676,690
Class B LLC units		39,155,948
Class C LLC units		2,740,264
Basic and diluted net loss per share attributable to LLC units:		
Class A LLC units	$	(0.17)
Class B LLC units	$	(0.25)
Class C LLC units	$	(2.39)

(c) *Earnings per share (unaudited)*

In connection with the planned corporate conversion (from a limited liability company to a corporation) prior to an initial public offering the following table represents the number of shares of common stock, the number of warrants, the number of options, and the number of shares of restricted stock issuable to holders of Class A units, Class B units, Class C units and vested incentive units, warrants to purchase Class A units and Class B units, options to purchase Class B units and Class C units, and unvested incentive units based on the assumed initial public offering price per common share of $_____ (the midpoint of the expected price range).

Common stock issuable for:	
Class A units	
Class B units	
Class C units	
Vested incentive units	
Total	
Warrants issuable for:	
For Class A units	
For Class B units	
Total	
Options issuable for:	
For Class B units	
For Class C units	
Total	
Shares of restricted stock issuable for:	
Unvested incentive units	
Total	

ECPM HOLDINGS, LLC AND SUBSIDIARIES

Notes to Consolidated Financial Statements
December 31, 2012 and 2013
(Dollars in thousands, except share/unit and per share/unit data)

After giving effect to the corporate conversion, pro forma earnings per share would have been as follows:

	Fiscal year ended December 31,	
	2012	**2013**
Net loss	($1,201)	($23,918)
Weighted average basis shares outstanding		
Basic and diluted earnings per share		

(14) Income Taxes

For the years ended December 31, 2012 and 2013, net loss before income taxes consists of the following:

	2012	**2013**
U.S. operations	$(1,201)	$(14,458)
Foreign operations	—	(11,018)
	$(1,201)	$(25,476)

Income tax expense (benefit) attributable to net loss consists of the following:

	Current	**Deferred**	**Total**
Year ended December 31, 2012:			
U.S. federal	$—	—	$ —
State and local	—	—	—
	$—	—	$ —
Year ended December 31, 2013:			
U.S. federal	$—	$ —	$ —
State and local	38	—	38
Foreign jurisdictions	—	(1,596)	(1,596)
	$ 38	$(1,596)	$(1,558)

Income tax benefit attributable to net loss was ($1,558) for the year ended December 31, 2013, and differed from the amount computed by applying the U.S. federal income tax rate of 34% to pretax income from continuing operations primarily as a result of valuation allowance and foreign rate differential. A reconciliation of the statutory U.S. federal tax rate to the Company's effective rate is as follows:

	2012	**2013**
Tax at statutory rate	34.00%	34.00%
State taxes	2.42	1.55
Other/permanent items	(4.54)	(2.58)
Foreign rate differential	—	(2.81)
Change in valuation allowance	(31.88)	(23.96)
Effective tax rate	— %	6.20%

ECPM HOLDINGS, LLC AND SUBSIDIARIES

Notes to Consolidated Financial Statements
December 31, 2012 and 2013
(Dollars in thousands, except share/unit and per share/unit data)

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at December 31, 2012 and 2013 are presented below:

	2012	2013
Deferred tax assets:		
Accounts and notes receivable principally due to allowance for doubtful accounts ..	$ 118	$ 388
Inventories, principally due to reserves for obsolescence	—	254
Compensated absences, principally due to accrual for financial reporting purposes	103	60
Compensated bonuses, principally due to accrual for financial reporting purposes ..	27	—
Net operating loss carryforwards	5,050	13,509
Intangibles	264	21
Research and Development Credit	—	258
Plant and equipment, principally due to differences in depreciation and capitalized interest	—	157
Other	111	199
Total gross deferred tax assets	5,673	14,846
Less valuation allowance	(5,653)	(12,004)
Net deferred tax assets	20	2,842
Deferred tax liabilities:		
Unrealized gains on debt obligations measured at fair value	—	(84)
Plant and equipment, principally due to differences in depreciation and capitalized interest	(20)	—
Intangibles	—	(5,412)
Total gross deferred liabilities	(20)	(5,496)
Net deferred tax liability	$ —	$ (2,654)

The net deferred tax liability as of December 31, 2013 includes $2,842 of non-current deferred tax assets and $5,496 of non-current deferred tax liabilities, which have been netted together in deferred income taxes in the consolidated balance sheet as of December 31, 2013.

The valuation allowance for deferred tax assets as of December 31, 2012 and 2013 was ($5,653) and ($12,004), respectively. The valuation allowance at December 31, 2012 and 2013 was primarily related to federal, state, and foreign net operating loss carryforwards that, in the judgment of management, are not more likely than not to be realized. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities (including the impact of available carryback and carryforward periods), projected future taxable income, and tax planning strategies in making this assessment.

As of December 31, 2013, the Company has operating loss carryforwards for federal income tax purposes of $25,248, which are available to offset future federal taxable income, if any, through 2028. The Company has operating loss carryforwards for state income tax purposes of $13,605, which are available to offset future state taxable income through 2028. The Company has operating loss carryforwards from its international

ECPM HOLDINGS, LLC AND SUBSIDIARIES

Notes to Consolidated Financial Statements
December 31, 2012 and 2013
(Dollars in thousands, except share/unit and per share/unit data)

jurisdictions of $14,613, which are available to offset future taxable income indefinitely. Private placements of equity and other transactions could limit the amount of net operating loss carryforward that could be utilized annually in the future to offset taxable income, if any.

(15) Retirement Plans

EndoChoice, Inc. has a 401(k) plan covering all of its U.S. employees after one month of employment. The 401(k) plan provides for discretionary matching contributions, and a discretionary profit sharing contribution by the Company, as determined by the board of directors. The Company made no matching or profit sharing contributions to the 401(k) plan during 2012 or 2013.

EndoChoice Innovation Center, Ltd. contributes to severance pay funds and insurance policies on behalf of its employees, as required by Israeli law. The Company made a total of approximately $360 of such contributions during 2013.

EndoChoice GmbH maintains pension plans in accordance with German law, as well as an additional retirement plan for certain employees (together, German Retirement Plans). The Company contributed approximately $3 to the German Retirement Plans during 2013. The German subsidiary also maintains a discretionary savings plan for its employees and contributed approximately $5 to this plan during 2013.

(16) Commitments and Contingencies

Operating Leases

The Company has certain minimum obligations under noncancelable operating leases, principally in connection with office space and warehouse space. The Company has entered into noncancelable lease agreements, which contain provisions for rent-free periods. The total amount of rental payments due over the lease terms are being charged to rent expense on the straight-line method over the terms of the leases. Rent expense associated with noncancelable operating leases totaled approximately $480 and $848 for the years ended December 31, 2012 and 2013, respectively.

Future minimum lease payments under noncancelable operating leases at December 31, 2013 are as follows:

	Amount
Year:	
2014	$ 966
2015	988
2016	961
2017	669
2018	320
	$3,904

Legal Matters

The Company is party to various lawsuits and claims arising in the ordinary course of business. While the results of lawsuits or other proceedings against the Company cannot be predicted with certainty, in the opinion of management, such matters are adequately reserved for, or if not so reserved are without merit, or are of a nature that if disposed of unfavorably, involve amounts that would not have a material adverse effect on the consolidated financial position, results of operations, or liquidity of the Company.

ECPM HOLDINGS, LLC AND SUBSIDIARIES

Notes to Consolidated Financial Statements
December 31, 2012 and 2013
(Dollars in thousands, except share/unit and per share/unit data)

(17) Segment and Geographic Information

Operating segments are defined as components of an enterprise for which separate financial information is available and evaluated regularly by the chief operating decision maker, or decision-making group, in deciding how to allocate resources and in assessing performance. The Company globally manages the business within one reportable segment. Segment information is consistent with how management reviews the business, makes investing and resource allocation decisions and assesses operating performance. The Company's geographic regions consist of the United States and other areas, which are referred to as international.

The following table represents net revenues by geographic area, based on the location of the customer during the years ended December 31, 2012 and 2013:

	2012	2013
United States	$33,738	$45,457
International	479	5,434
Total	$34,217	$50,891

The composition of the Company's long-lived assets, consisting of property and equipment, amortizable intangible assets and goodwill by geographic area is set forth below:

	December 31	
	2012	2013
United States	$2,398	$ 4,369
Israel	—	41,270
Other Regions	—	5,462
Total	$2,398	$51,101

(18) Major Customers and Vendors

For the years ended December 31, 2012 and 2013, no customers accounted for greater than 10% of revenues. Additionally, no customers accounted for greater than 10% of accounts receivable as of December 31, 2012 or 2013.

For the year ended December 31, 2012, approximately 49% of the Company's consolidated inventory purchases were from 14 vendors located outside the United States.

For the year ended December 31, 2013, approximately 78% of the Company's consolidated inventory purchases were from 18 vendors located outside the United States.

ECPM HOLDINGS, LLC AND SUBSIDIARIES

Notes to Consolidated Financial Statements
December 31, 2012 and 2013
(Dollars in thousands, except share/unit and per share/unit data)

(19) Subsequent Events

The Company has evaluated subsequent events from the balance sheet date through January 9, 2015, the date at which the consolidated financial statements were available to be issued, and notes the following subsequent events.

The Company failed to comply with certain covenants related to its senior credit facility for the three months ended December 31, 2013. On March 25, 2014, the Company entered into a First Loan Modification and Waiver Agreement (Modification Agreement) with the senior credit facility lender. Per the terms of the Modification Agreement, the lender agreed to waive certain covenants for the three months ended December 31, 2013. Further to the terms of the Modification Agreement, the revolving line of credit was reduced to $10,000, the interest rate was increased to Prime plus 1.50%-2.50%, and other revisions were made to financial covenants per periods commencing after December 31, 2013.

On February 18, 2014, the Company entered into a Growth Capital Loan and Security Agreement (Growth Capital Agreement) to secure a total of $40,000 of long-term debt financing. This financing consists of three facilities, including a $20,000 loan funded upon finalization of the Growth Capital Agreement, a $10,000 facility available to be drawn until February 17, 2015, and an additional $10,000 facility available to be drawn until August 17, 2015. All three facilities are secured by second lines on all assets of the Company, including intellectual property, and subject to a Subordination Agreement between the senior credit facility lender and the long-term debt facility lender. Interest accrues on all three facilities at a rate of Prime plus 8.50%. All three facilities mature on February 28, 2018.

On October 30, 2014, the Company issued approximately $25,945 of Class A Units to existing Members and certain of their affiliates.

ECPM HOLDINGS, LLC AND SUBSIDIARIES

Condensed Consolidated Balance Sheets
(In thousands)

	December 31, 2013	September 30, 2014
		(unaudited)
Assets		
Current assets:		
Cash and cash equivalents	$ 8,040	$ 4,014
Receivables, net	7,368	6,308
Inventories	11,954	14,583
Prepaid expenses and other current assets	1,872	2,781
Total current assets	29,234	27,686
Property and equipment, net	5,287	9,923
Intangible assets, net	22,995	18,336
Goodwill	22,819	21,398
Deposits and other long-term assets	331	1,899
Total assets	$ 80,666	$ 79,242
Liabilities, Redeemable Members' Capital and Members' Deficit		
Current liabilities:		
Accounts payable	$ 6,136	$ 5,520
Accrued expenses and other current liabilities	5,424	6,561
Line of credit	6,000	3,807
Current portion of deferred rent	82	—
Current portion of capital lease obligation	58	3
Deferred revenue	306	577
Total current liabilities	18,006	16,468
Long-term debt	—	40,000
Deferred rent, less current portion	315	426
Deferred income taxes	2,654	2,856
Other long term liabilities	838	1,908
Total liabilities	21,813	61,658
Commitments and contingencies		
Redeemable members' capital	99,324	99,473
Members' deficit:		
Accumulated deficit	(43,521)	(82,133)
Accumulated other comprehensive income	3,050	244
Total members' deficit	(40,471)	(81,889)
Total liabilities, redeemable members' capital and members' deficit	$ 80,666	$ 79,242

See accompanying notes to condensed consolidated financial statements.

ECPM HOLDINGS, LLC AND SUBSIDIARIES

Condensed Consolidated Statements of Comprehensive Loss
(In thousands, except per unit data)

	Nine months ended September 30, 2013	2014
	(unaudited)	
Net revenues:		
GI equipment and supplies	$ 27,238	$ 33,648
GI pathology services	8,981	9,449
Net revenues	36,219	43,097
Cost of revenues:		
GI equipment and supplies	14,418	21,665
GI pathology services	3,125	3,956
Cost of revenues	17,543	25,621
Gross profit	18,676	17,476
Operating expenses:		
Research and development	12,036	14,907
Sales and marketing	12,610	18,949
General and administrative	8,128	14,855
Amortization of intangible assets	3,360	3,179
Operating expenses	36,134	51,890
Operating loss	(17,458)	(34,414)
Other income (expense):		
Other income (expense)	2	(1,310)
Interest expense	(75)	(2,240)
Interest income	31	—
Total other income (expense)	(42)	(3,550)
Net loss before income taxes	(17,500)	(37,964)
Income tax (benefit) expense	(1,113)	648
Net loss	(16,387)	(38,612)
Other comprehensive income (loss)	2,038	(2,806)
Comprehensive loss	$(14,349)	$(41,418)
Basic and diluted net loss per unit attributable to Class A LLC units	$ (0.12)	$ (0.28)
Basic and diluted net loss per unit attributable to Class B LLC units	$ (0.17)	$ (0.39)
Basic and diluted net loss per unit attributable to Class C LLC units	$ (1.65)	$ (3.81)

See accompanying notes to condensed consolidated financial statements.

ECPM HOLDINGS, LLC AND SUBSIDIARIES

Condensed Consolidated Statements of Cash Flows
(In thousands)

| | Nine months ended September 30, | |
	2013	2014
	(unaudited)	
Cash flows from operations:		
Net loss	$(16,387)	$(38,612)
Adjustments to reconcile net loss to net cash used in operations:		
Depreciation and amortization	4,191	6,524
Provision for doubtful accounts	729	325
Deferred income taxes	(1,150)	364
Unit/stock-based compensation	18	15
Loss on sale of property, plant, and equipment	—	260
Adjustments to reconcile net loss to net cash used in operations:		
(Increase) decrease in accounts receivable	(2,604)	735
Increase in inventories, net	(5,666)	(2,629)
Increase in prepaid expenses and other current assets	(3,503)	(923)
Increase in other assets	(735)	(1,358)
Increase in accounts payable, accrued liabilities, and other liabilities	7,003	1,713
Net cash used in operations	(18,104)	(33,586)
Cash flows from investing activities:		
Capital expenditures	(3,200)	(8,193)
Payments for acquisitions, net of cash acquired	(720)	—
Net cash used in investing activities	(3,920)	(8,193)
Cash flows from financing activities:		
Borrowings on line of credit	—	18,800
Payments on line of credit	(3,801)	(20,993)
Net borrowings on term loan	—	40,000
Principal payments on capital leases	(520)	(55)
Payments of contingent consideration	(1,010)	—
Member distributions	(3,885)	—
Proceeds from issuance of member units, net	42,092	—
Net cash provided by financing activities	32,876	37,752
Effect of exchange rate changes on cash	297	1
Net increase (decrease) in cash and equivalents	11,149	(4,026)
Cash and equivalents, beginning of period	125	8,040
Cash and equivalents, end of period	$ 11,274	$ 4,014
Supplemental disclosure of cash flow information:		
Cash paid during the period for:		
Interest, net of capitalized interest	$ 47	$ 2,124

See accompanying notes to condensed consolidated financial statements.

ECPM HOLDINGS, LLC AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements
December 31, 2013 and September 30, 2014
(Dollars in thousands, except unit and per unit data)
(Unaudited)

(1) Background and Basis of Presentation

(a) Description of Business

ECPM Holdings, LLC and its subsidiaries (the Company, ECPM or EndoChoice) is a medical device company headquartered in Alpharetta, Georgia focused exclusively on designing and commercializing a platform of innovative products for gastrointestinal, or GI, caregivers. The Company offers a comprehensive range of products and services that spans devices, infection control, diagnostics, and imaging technologies. Since the Company began commercial operations in 2008, it has developed an extensive line of devices and infection control products and acquired pathology and scope repair services providers.

(b) Basis of Presentation

The accompanying condensed consolidated financial statements include the accounts of EndoChoice, Inc.; EndoChoice Innovation Center, Ltd.; EndoChoice GmbH; and Robert S. Smith, M.D., Inc. d/b/a EndoChoice Pathology (EC Pathology). The Company also owns a 67% interest in EndoChoice Israel, Ltd., which had no material transactions during the nine months ended September 30, 2013 or 2014. All significant intercompany transactions and balances were eliminated in consolidation.

The accompanying unaudited condensed consolidated financial statements have been prepared on the same basis as the audited annual financial statements and, in the opinion of management, reflect all adjustments, which include only normal recurring adjustments, necessary for the fair statement of the Company's financial position as of September 30, 2014 and the results of its operations and its cash flows for the nine months ended September 30, 2013 and 2014. The consolidated financial statements, including these condensed notes, exclude some of the disclosures required in annual consolidated financial statements.

The results for the nine months ended September 30, 2014 are not necessarily indicative of results to be expected for the year ending December 31, 2014, any other interim periods, or any future year or period.

(c) Equity Restructuring

On January 4, 2013, EndoChoice, Inc. was merged into ECPM Holdings, LLC and became a 100% owned subsidiary of ECPM. The merger was accounted for using the historical cost basis of the net assets of EndoChoice, Inc. as the entities are under common control. ECPM was established on January 4, 2013 to secure $44,286 in additional capital from private equity sources to facilitate the acquisition of Peer Medical Ltd. (Peer), an Israeli Company in the business of developing proprietary endoscopic systems for performing endoscopic examinations, and RMS Endoskopie-Technik Stephan Wieth e.K. (RMS), a German company in the business of manufacturing, repairing and distributing endoscopic systems. Concurrent with the merger on January 4, 2013, additional shares in EndoChoice, Inc. were issued to existing and new shareholders and were subsequently converted to member units of ECPM.

(d) Liquidity

The consolidated financial statements have been prepared on a going-concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business.

ECPM HOLDINGS, LLC AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements
December 31, 2013 and September 30, 2014
(Dollars in thousands, except unit and per unit data)
(Unaudited)

As shown in the accompanying consolidated financial statements, the Company has incurred losses and cash flow deficits from operations the nine months ended September 30, 2013 and 2014. During 2013, the Company facilitated a capital infusion of $44,286 (note 1) and in 2014 entered into a $40,000 Growth Capital Facility with Triple Point Capital and secured an additional capital infusion of $25,945 (note 13) subsequent to September 30, 2014. The Company's ability to meet its obligations in the ordinary course of business is dependent upon its ability to generate sufficient cash flow to meet its obligations and ultimately to attain profitable operations.

(2) Summary of Significant Accounting Policies

(a) Use of Estimates

The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to make estimates, judgments and assumptions that affect the reported amounts of assets and liabilities, and revenues and expenses during the period, as well as disclosures of contingent assets and liabilities at the date of the financial statements. The Company evaluates its estimates on an ongoing basis, including those related to revenue recognition, stock-based compensation, valuation of goodwill and identifiable intangibles, tax related contingencies and valuation allowances, allowance for doubtful accounts, inventory valuation, litigation contingencies, as well as certain accrued liabilities. These estimates are based on the information available to management at the time these estimates, judgments, and assumptions are made. Actual results may differ materially from these estimates.

(b) Inventories

Inventories consist primarily of imaging equipment, devices, and GI procedure support products. Inventories are valued at lower of cost or market value. Cost includes all purchase, conversion, and other direct and indirect expenditures incurred in bringing the inventory to its existing condition and location. Wages and other related benefit costs of employees directly attributable to the production process and an allocated portion of other indirect production expenses (overhead) are included in inventory costs. Overhead includes both fixed and variable expenses which are allocated to inventory produced on a systematic basis. Cost is determined using the weighted average method. The Company regularly reviews inventory quantities on hand in consideration of projected future demand, product life cycles, design changes and remaining shelf life to record a provision for excess and obsolete inventory when appropriate.

(c) Goodwill Valuation

Goodwill represents the cost in excess of the fair value of the identifiable net assets from the businesses that we acquire. Goodwill was recognized in the Company's 2010 acquisition of EC Pathology, the 2012 acquisition of Interactive Optics, Inc., and the 2013 acquisitions of Peer and RMS.

Historically, the Company's policy was to perform the annual impairment test for goodwill at December 31 of each year. During the third quarter of 2014, the Company changed its goodwill testing date from December 31 to September 30. The annual impairment test was performed as of September 30, 2014, with no identified impairment charges. The change in the goodwill impairment test date is preferable as it better aligns the impairment testing procedures with the timing of the Company's annual and long-term planning process, which is a significant input to the testing process.

F-34

ECPM HOLDINGS, LLC AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements
December 31, 2013 and September 30, 2014
(Dollars in thousands, except unit and per unit data)
(Unaudited)

A second reason the Company believes that the earlier testing of impairment is preferable is to accelerate the preparation of year-end financial reports. This change in accounting principle did not delay, accelerate or avoid a goodwill impairment charge. This change in the annual goodwill impairment testing date was applied prospectively beginning September 30, 2014 and had no effect on the consolidated financial statements. This change was not applied retrospectively as it is impracticable to do so because retrospective application would have required the application of significant estimates and assumptions without the use of hindsight.

The Company applies a quantitative impairment analysis using the two step method. Under the first step, the fair value of the reporting unit is compared with its carrying value (including goodwill). If the fair value of the reporting unit is less than its carrying value, the Company will recognize the amount of the impairment loss for any excess carrying amount of the reporting unit's goodwill over the implied fair value of that goodwill. The implied fair value of goodwill is determined by allocating the fair value of the reporting unit in a manner similar to a purchase price allocation and the residual fair value after this allocation is the implied fair value of the reporting unit goodwill. During the nine months ended September 30, 2013 and 2014, there was no impairment of goodwill.

(d) *Research and Development*

Research and development costs, including new product development, regulatory compliance and clinical research, are charged to operations as incurred in the condensed consolidated statements of comprehensive loss. Such costs include personnel-related costs, supplies, services, depreciation, allocated facilities overhead and information services, clinical trial and related clinical manufacturing expenses, fees paid to investigative sites and other indirect costs. Research and development expense for the periods ended September 30, 2013 and 2014 includes $3,600 and $2,600, respectively, of labor and overhead costs associated with certain engineering activities required to advance the design of our full spectrum endoscopy system, or Fuse® product for manufacture.

(3) Net Loss Per Unit

Basic loss per LLC unit is determined by dividing the net loss allocable to LLC members by the weighted average number of LLC units outstanding during the periods presented, without consideration of LLC unit equivalents. Diluted loss per LLC unit is computed by dividing the net loss allocable to LLC units on an "if converted" basis by the weighted average number of actual LLC units outstanding and, when dilutive, the share equivalents that would arise from the assumed conversion of convertible instruments.

The treasury stock method is used to determine the dilutive effect of the Company's incentive stock option grants and warrants. For the nine months ended September 30, 3013 and 2014, the potentially dilutive securities include options and warrants exercisable into 0 and 1,081,395 Class A units, respectively, 3,447,479 and 2,886,685 Class B units, respectively, and options exercisable into 133,208 and 130,012 Class C units, respectively. The weighted average shares used to calculate both basic and diluted loss per share are the same because LLC unit equivalents were excluded in the calculation of diluted loss LLC unit because their effect would be anti-dilutive.

ECPM HOLDINGS, LLC AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements
December 31, 2013 and September 30, 2014
(Dollars in thousands, except unit and per unit data)
(Unaudited)

Net loss per LLC unit was computed by dividing net loss allocable to Class A, Class B, and Class C LLC units by the weighted average number of Class A, Class B, and Class C LLC units outstanding as follows:

| | Nine months ended September 30, | |
	2013	2014
Allocable net loss:		
Net loss allocated to Class A LLC units	$ (5,173)	$ (12,189)
Net loss allocated to Class B LLC units	(6,722)	(15,839)
Net loss allocated to Class C LLC units	(4,492)	(10,584)
Net loss	$ (16,387)	$ (38,612)
Weighted average LLC units outstanding – basic and diluted:		
Class A LLC units	43,473,919	44,285,000
Class B LLC units	38,973,809	40,130,044
Class C LLC units	2,727,210	2,781,274
Basic and diluted net loss per share attributable to LLC units:		
Class A LLC units	$ (0.12)	$ (0.28)
Class B LLC units	(0.17)	(0.39)
Class C LLC units	(1.65)	(3.81)

(4) Acquisitions

On January 4, 2013, ECPM Holdings acquired 100% of the voting interest in Peer in exchange for 2.8 million Class C Units valued at $40,000. The acquisition of Peer established the Company's ability to develop a proprietary product portfolio, which includes the Fuse® system.

On January 9, 2013, ECPM Holdings acquired all of the assets and selected liabilities of RMS in exchange for $3,117 in cash and $1,355 in contingent consideration. The acquisition of RMS established the Company's ability to manufacture endoscopic systems.

ECPM HOLDINGS, LLC AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements
December 31, 2013 and September 30, 2014
(Dollars in thousands, except unit and per unit data)
(Unaudited)

The following table summarizes the estimated fair values of the consideration transferred, net assets acquired and liabilities assumed as a result of the acquisitions that occurred during 2013:

	2013	
	Peer	RMS
Consideration:		
Fair value of Class C Units issued	$40,000	$ —
Cash paid (assumed)	(2,397)	3,117
Contingent consideration	—	1,355
Total consideration	37,603	4,472
Estimated fair value of liabilities assumed:		
Accounts payable and accrued expenses	718	704
Deferred income taxes	4,195	—
Amount attributable to liabilities assumed	4,913	704
Total purchase price plus liabilities assumed	42,516	5,176
Estimated fair value of assets acquired:		
Current assets, excluding inventory	372	216
Inventory	—	194
Fixed assets	145	156
Intangible assets	23,731	1,894
Amount attributable to assets acquired	24,248	2,460
Goodwill	$18,268	$2,716

The factors contributing to the recognition of the amount of goodwill are based on several strategic benefits that are expected to be realized, including the successful commercialization of the revolutionary full spectrum endoscopy system, or Fuse®.

Acquisition related costs of $226 were expensed as incurred during the nine months ended September 30, 2013.

The following table summarizes the separately identified intangible assets acquired as a result of the acquisitions that occurred during 2013:

Intangible asset category	Fair value	Weighted average useful life
	(in thousands)	(in years)
Customer relationships	$ 1,767	9.0
Developed technology	21,539	8.0
Noncompete agreements	2,319	1.8
Total acquired intangible assets	$25,625	

ECPM HOLDINGS, LLC AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements
December 31, 2013 and September 30, 2014
(Dollars in thousands, except unit and per unit data)
(Unaudited)

(5) Financial Statement Details

(a) Inventories

Inventories consisted of the following:

	December 31, 2013	September 30, 2014
Raw materials	$ 5,560	$ 3,689
Work-in-process	1,725	3,877
Finished goods	4,669	7,017
	$11,954	$14,583

(b) Property and Equipment

Property and equipment consisted of the following:

	December 31, 2013	September 30, 2014
Furniture and fixtures	$ 622	$ 776
Leasehold improvements	757	1,444
Computers and software	1,806	2,639
Demo equipment	1,760	6,638
Machinery and equipment	2,336	3,554
	7,281	15,051
Accumulated depreciation	(1,994)	(5,128)
Property and equipment, net	$ 5,287	$ 9,923

(c) Goodwill and Other Intangible Assets

The gross carrying amount of goodwill and other intangible assets and the related accumulated amortization for intangible assets subject to amortization as of December 31, 2013 and September 30, 2014 is as follows:

	December 31, 2013			September 30, 2014		
	Gross carrying amount	Accumulated amortization	Net carrying value	Gross carrying amount	Accumulated amortization	Net carrying value
			(in thousands)			
Amortizable intangible assets:						
Customer relationships	$ 2,026	$ (355)	$ 1,671	$ 1,903	$ (548)	$ 1,355
Developed technology	23,030	(2,710)	20,320	21,626	(4,731)	16,895
Other intangible assets	2,483	(1,479)	1,004	2,329	(2,243)	86
	$27,539	$(4,544)	$22,995	$25,858	$(7,522)	$18,336
Unamortizable intangible assets:						
Goodwill	$22,819	—	$22,819	$21,398	—	$21,398

ECPM HOLDINGS, LLC AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements
December 31, 2013 and September 30, 2014
(Dollars in thousands, except unit and per unit data)
(Unaudited)

The Company recorded amortization expense related to the amortizable intangible assets of $3,360 and $3,179 for the nine months ended September 30, 2013 and 2014, respectively. Estimated aggregate future amortization expense for the intangible assets is as follows:

Estimated amortization expenses:

2014 (remaining)	$ 736
2015	2,913
2016	2,903
2017	2,903
2018	2,903
2019	2,911
Thereafter	3,067
	$18,336

Changes in the carrying amount of goodwill for the year ended December 31, 2013 and nine months ended September 30, 2014 are as follows:

	2013	2014
Beginning balance	$ 580	$22,819
Acquisitions (note 4)	21,233	—
Foreign currency translation adjustment	1,006	(1,421)
Ending balance	$22,819	$21,398

(d) Accrued Expenses and Other Liabilities

Accrued expenses and other liabilities consisted of the following:

	December 31, 2013	September 30, 2014
Accrued salaries and payroll taxes	$3,090	$3,793
Accrued professional fees	241	113
Accrued customer refunds	236	389
Income taxes payable	38	288
Other accrued liabilities	1,389	1,697
Value-added tax and sales tax payable	430	281
	$5,424	$6,561

(6) Line of Credit and Long-Term Debt

On September 9, 2013, the Company secured a new senior credit facility to establish a line of credit for working capital purposes. The facility originally consisted of a $15,000 revolving line of credit, subject to a borrowing base limitation based on eligible inventory and accounts receivable. The credit facility was reduced to a $10,000 revolving line of credit in connection with the closing of a $40,000 long-term debt

ECPM HOLDINGS, LLC AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements
December 31, 2013 and September 30, 2014
(Dollars in thousands, except unit and per unit data)
(Unaudited)

financing (see below). The credit facility is secured by all assets of the Company, including intellectual property. Interest accrues at a rate of Prime plus 0.50% – 1.00%, depending on the achievement of certain defined-liquidity ratios. The $10,000 facility expires on September 9, 2015.

Under the new senior credit facility, the Company was required to meet certain financial and reporting covenants. The Company failed to comply with certain covenants for the nine months ended September 30, 2014. On March 25, 2014, the Company entered into a First Loan Modification and Waiver Agreement (Modification Agreement) with the senior credit facility lender. Per the terms of the Modification Agreement, the lender agreed to waive certain covenants for the nine month period ended September 30, 2014. Further to the terms of the Modification Agreement, the revolving line of credit was reduced to $10,000, the interest rate was increased to Prime plus 1.50%-2.50%, and other revisions were made to financial covenants for periods commencing after December 31, 2013. As of December 31, 2013 and September 30, 2014, the balance on the line of credit was $6,000 and $3,807, respectively.

On February 18, 2014, the Company entered into a Growth Capital Loan and Security Agreement (Growth Capital Agreement) to secure a total of $40,000 of long-term debt financing. This financing consists of three facilities, including a $20,000 loan funded upon finalization of the Growth Capital Agreement, a $10,000 facility available to be drawn until February 17, 2015, and an additional $10,000 facility available to be drawn until August 17, 2015. All three facilities are secured by all assets of the Company, including intellectual property, and subject to a Subordination Agreement between the senior credit facility lender and the long-term debt facility lender. Interest accrues on all three facilities at a rate of Prime plus 8.50%. All three facilities mature on February 28, 2018.

(7) Capital Lease Obligations

Obligations consisted of the following:

	December 31, 2013	September 30, 2014
Capital lease, discounted at 13.06%, payable in 6 monthly payments of $0.1 and 54 monthly payments of $3 through October 1, 2014	$ 34	$—
Capital lease, discounted at 6.001%, payable in 36 monthly payments of $2 through March 4, 2014	7	
Capital lease, discounted at 6.01%, payable in 42 monthly payments of $0.4 through December 20, 2014	5	1
Capital lease, discounted at 10.783%, payable in 36 monthly payments of $2 through October 17, 2014	17	2
Less amount representing interest on capital leases	(5)	
Total obligations	58	3
Current portion	(58)	(3)
Long-term portion	$—	$—

ECPM HOLDINGS, LLC AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements
December 31, 2013 and September 30, 2014
(Dollars in thousands, except unit and per unit data)
(Unaudited)

(8) Fair Value of Financial Instruments

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction valuation hierarchy, which requires an entity to maximize the use of observable inputs when measuring fair value. The guidance describes the following three levels of inputs that may be used in the methodology to measure fair value:

Level 1 – Quoted prices available in active markets for identical investments as of the reporting date;

Level 2 – Inputs other than quoted prices in active markets, which are either directly or indirectly observable as of the reporting date; and,

Level 3 – Unobservable inputs, which are to be used in situations where there is little or no market activity for the asset or liability and wherein the reporting entity makes estimates and assumptions related to the pricing of the asset or liability including assumptions regarding risk.

A financial instrument's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

As of December 31, 2013 and September 30, 2014, the Company has the following financial instruments to which it had to consider fair values and make fair assessments:

Contingent consideration liabilities were recorded at fair value on the acquisition date and are remeasured periodically based on the then assessed fair value and adjusted if necessary, and have been recorded in other long-term liabilities within the consolidated balance sheets. The increases or decreases in the fair value of contingent consideration payable can result from changes in anticipated revenue levels and changes in assumed discount periods and rates. As the fair value measure is based on significant inputs that are not observable in the market, they are categorized as Level 3.

Other financial instruments not measured at fair value on the Company's consolidated balance sheets as of December 31, 2013 and September 30, 2014 but which require disclosure of their fair values include: cash and cash equivalents, accounts receivable, accounts payable and accrued expenses, capital lease obligations, debt under the line of credit, and term note. The estimated fair value of such instruments as of December 31, 2013 and September 30, 2014 reasonably approximates their carrying value as reported within the consolidated balance sheets.

ECPM HOLDINGS, LLC AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements
December 31, 2013 and September 30, 2014
(Dollars in thousands, except unit and per unit data)
(Unaudited)

For the Company's assets and liabilities measured at fair value on a recurring basis using significant unobservable inputs (Level 3), the following table provides a reconciliation of the beginning and ending balances for each category therein, and gains or losses recognized during the year:

	Fair value measurements using significant unobservable inputs (level 3)
	Contingent liability for accrued earn-out acquisition consideration
Balance as of December 31, 2013	$673
Total remeasurement adjustments:	
(Gains) or losses included in earnings	—
Foreign currency translation adjustments	(30)
Acquisitions and settlements:	
Acquisitions	—
Settlements	—
Balance as of September 30, 2014	$643

The contingent liability for accrued earn-out acquisition consideration is included in other long-term liabilities within the consolidated balance sheets.

(9) Redeemable Members' Capital

Redeemable Members' Capital

The Company has four classes of units outstanding; designated as Class A, Class B, Class C, and Incentive Units. As part of the equity restructuring discussed in note 1, all Class A Units were issued at $1.00 per unit, and all shares of stock in EndoChoice, Inc. were exchanged for Class B Units. Class C Units were issued in conjunction with the acquisition of Peer Medical, Ltd. The members have limited personal liability.

The unit allocation as of September 30, 2014 is noted in the table below:

Class A	Class B	Class C	Incentive units
44,285,000	40,250,700	2,782,620	12,628,718

Holders of the Class A, Class B and Class C Units have rights to elect certain members of the Company's Board of Managers. Additionally, such holders of Class A, Class B and Class C Units have consent rights on certain actions of the Company. Holders of Incentive Units do not have any voting rights.

ECPM HOLDINGS, LLC AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements
December 31, 2013 and September 30, 2014
(Dollars in thousands, except unit and per unit data)
(Unaudited)

The following is a summarization of the powers, preferences and rights, and the qualifications, limitations or restrictions thereof, in respect of each class of stock of the Company:

With respect to the payment of dividends and other distributions of the Company, including the distribution of the assets of the Company upon liquidation, the proceeds are distributed among the classes as of September 30, 2014 as follows:

Class A	Class B	Class C	Incentive units
28.0433%	36.4434%	24.3524%	11.1609%

Notwithstanding the foregoing, (i) if the aggregate amount of a liquidating distribution is less than the aggregate unreturned capital contributions made by the holders of Class A Units as of the date of such liquidating distribution, then the amounts distributed to the Class B Units, the Class C Units, and the Incentive Units shall each be reduced to 0%, and (ii) any distributions to the Incentive Units are subject to vesting and a market value threshold.

After the fifth anniversary of the effective date of the ECPM LLC Agreement (LLC Agreement), the Class A, Class B, and Class C holders have the right to force the repurchase of their shares for the greater of the capital contributions associated with such units or the fair market value of such units in accordance with the LLC Agreement.

The Class B Units are divided into four sub-classes entitled Series B-1 Units, Series B-2 Units, Series B-3 Units and Series B-4 Units. Upon a liquidation, (i) the Series B-2 and Series B-3 Units receive certain amounts based on capital contributions and holding periods in preference to the Series B-1 and Series B-4 Units, and (ii) the Series B-1 Units receive certain amounts based on capital contributions and holding periods in preference to the Series B-4 Units (the amounts in (i) and (ii) collectively, the Series B Preference). After payment of the Series B Preference, the Series B-1, Series B-2, Series B-3 and Series B-4 Units participate in the remainder of the Class B Portion distributions on a pro rata basis.

The Class C Units are divided into three sub-classes entitled Series C-1 Units, Series C-2 Units and Series C-3 Units. Upon a liquidation, the Series C-1 and Series C-2 Units receive certain amounts based on capital contributions and holding periods in preference to the Series C-3 Units (the Series C Preference). After payment of the Series C Preference, the Series C-1, Series C-2 and Series C-3 Units participate in the remainder of the Class C Portion distributions on a pro rata basis.

In addition to outstanding units, the Company has the following outstanding options and warrants:

(a) *Unit Warrants – Class A*

On February 18, 2014, in connection with the Company entering into the Growth Capital Agreement (note 6), warrants to purchase units of Class A were granted and become available as the Company draws on each of the facilities. As of September 30, 2014, all of the facilities were fully drawn and 1,263,444 warrants were issued and outstanding.

(b) *Unit Warrants – Class B*

On February 1, 2008, EndoChoice, Inc. acquired the assets of National Pathology Solutions, LLC d/b/a PathOptions via its wholly owned subsidiary, PathOptions, LLC, in exchange for warrants for

ECPM HOLDINGS, LLC AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements
December 31, 2013 and September 30, 2014
(Dollars in thousands, except unit and per unit data)
(Unaudited)

100,000 shares of EndoChoice, Inc.'s common stock. In 2009, 50,000 of the warrant shares failed to vest and were canceled; the other 50,000 warrants remain outstanding. As a result of the equity restructuring discussed in note 1, such outstanding warrants are for the purchase of Class B Units, and would have the effect of diluting the Class B holders but would not dilute the holders of the other classes of units. The value of such outstanding warrants is not significant.

(c) *Unit Incentive Compensation*

The LLC Agreement provides for incentive compensation in three forms: options for Class B Units, options for Class C Units, and Incentive Units. The compensation cost that has been charged against income for these was $18 and $15 for nine-month periods ended September 30, 2013 and 2014, respectively.

As of September 30, 2014 and December 31, 2013, there was $18 and $33, respectively, of total unrecognized compensation cost related to unit incentive compensation arrangements granted for options to acquire Class B Units and options to acquire Class C Units. As of September 30, 2014, that cost is expected to be recognized over a period of three years.

(d) *Unit Options – Class B*

The options for the Class B Units were issued as a part of the equity restructuring discussed in note 1, whereby the former EndoChoice, Inc. option holders exchanged their options to acquire the common stock of EndoChoice, Inc. for options to acquire Class B Units of the Company with the same terms. The exercise of the options for Class B would have the effect of diluting the Class B holders, but would not dilute the holders of the other classes of units. Following the equity restructuring discussed in note 1, the Company no longer issues options for Class B Units.

Options for the Class B Units expire no later than 10 years from the date of grant. Options are subject to a vesting schedule that varies with the individual. In general, options vest with respect to one quarter of the underlying shares on the first anniversary of the date of grant, and the remaining 75% vest in equal annual installments over the remaining three years.

A summary of the activity of the options for the Class B Units for the nine months ended September 30, 2014 is as follows:

Unit Options – Class B	Options	Weighted average exercise price	Weighted average remaining contractual term
Outstanding at December 31, 2013	3,397,479	$0.24	5.9 years
Granted	—		
Exercised	(548,335)		
Forfeited	(12,459)		
Outstanding at September 30, 2014	2,836,685		
Vested and exercisable at September 30, 2014	2,410,360		

ECPM HOLDINGS, LLC AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements
December 31, 2013 and September 30, 2014
(Dollars in thousands, except unit and per unit data)
(Unaudited)

The fair value of each option grant has been estimated using the Black-Scholes-Merton option pricing model. The Company applies the fair value method of option valuation. The following weighted average assumptions were used for the options granted during the year ended December 31, 2012:

Weighted average volatility	28.50%
Expected dividends	—
Expected term (in years)	4
Risk-free rate	0.85%–0.89%

(e) *Unit Options – Class C*

The options for the Series C-3 Units were issued as a part of the acquisition of Peer discussed in note 4, whereby the former Peer option holders exchanged their options to acquire the common stock of Peer for options to acquire Series C-3 Units of the Company. The exercise of the options for Series C-3 Units would have the effect of diluting the Class C holders but would not dilute the holders of the other classes of units. Following the equity restructuring discussed in note 1 and the acquisition discussed in note 4, the Company no longer issues options for Class C Units.

Options for the Series C-3 Units expire no later than 10 years from the date of grant. Options are subject to a vesting schedule that varies with the individual. In general, options vest with respect to one third of the underlying shares on the first anniversary of the date of grant, and the remaining two-thirds vest in equal quarterly installments over the remaining 24 months.

A summary of the activity of the options for the Class C Units for the nine months ended September 30, 2014 is as follows:

Unit Options – Class C	Options	Weighted average exercise price	Weighted average remaining contractual term
Outstanding at December 31, 2013	133,208	$0.75	6.6 years
Granted	—		
Exercised	(3,196)		
Forfeited	—		
Outstanding at September 30, 2014	130,012		
Vested and exercisable at September 30, 2014	128,246		

(f) *Incentive Units*

The Company began to issue Incentive Units as a part of the equity restructuring discussed in note 1. The Incentive Units issued vest over a four-year period. The weighted average grant-date fair value is $0.86 per Incentive Unit and was calculated using a combination of the income approach and the publicly traded guideline companies' method under the market approach. No compensation cost was recorded during the period ended September 30, 2014, as management has determined that it is not probable that the performance condition of the Incentive Units will be satisfied. As of September 30, 2014, total unrecognized compensation cost related to Incentive Units is $10,465. Such compensation

ECPM HOLDINGS, LLC AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements
December 31, 2013 and September 30, 2014
(Dollars in thousands, except unit and per unit data)
(Unaudited)

cost will be recognized at the time the performance condition is probable and further based upon a service condition. As of September 30, 2014, the amount of compensation cost related to Incentive Units that, excluding the performance condition, would have otherwise been recorded as stock based compensation expense based upon service provided is $3,708.

A summary of the status of the Company's nonvested Incentive Units as of September 30, 2014, and changes during the nine months ended September 30, 2014 is presented below:

Nonvested incentive units	Incentive units
Nonvested at December 31, 2013	11,738,566
Granted	1,269,359
Vested	—
Forfeited	(839,802)
Nonvested at September 30, 2014	12,168,123

(10) Income Taxes

Income taxes are determined using an estimated annual effective tax rate applied against income, and then adjusted for the tax impacts of certain discrete items. We recorded an income tax benefit of $1,113 during the nine months ended September 30, 2013, resulting in an income tax benefit rate of 6.4%. The Company recorded income tax expense of $648 during the nine months ended September 30, 2014, resulting in an effective rate of (1.71%). The Company updates its annual effective income tax rate each quarter and if the estimated effective income tax rate changes a cumulative adjustment is made.

The Company evaluates the realizability of the deferred tax assets on a jurisdictional basis at each reporting date. Accounting for income taxes guidance requires that a valuation allowance be established when it is more-likely-than-not that all or a portion of the deferred tax assets will not be realized. As part of the evaluation, the Company reviews both positive and negative evidence to determine if a valuation allowance is needed.

The Company's review of positive evidence included the review of in-process tax planning strategies, favorable historical results and forecasted pretax income. Negative evidence includes a forecasted current year loss and near-term industry challenges. In circumstances where there is sufficient negative evidence indicating that the deferred tax assets are not more-likely-than-not realizable, the Company establishes a valuation allowance. The Company determined that there was sufficient evidence to establish that the Company's current recorded valuation allowance against certain deferred tax assets remains reasonable. The Company will monitor the need for additional valuation allowances at each quarter in the future and if the negative evidence outweighs the positive evidence an allowance will be recorded. No liability for uncertain tax positions has been recorded as of December 31, 2013 and September 30, 2014.

(11) Commitments and Contingencies

Operating Leases

The Company has certain minimum obligations under noncancelable operating leases, principally in connection with office space and warehouse space. The Company has entered into noncancelable lease agreements, which contain provisions for rent-free periods. The total amount of rental payments due over

ECPM HOLDINGS, LLC AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements
December 31, 2013 and September 30, 2014
(Dollars in thousands, except unit and per unit data)
(Unaudited)

the lease terms are being charged to rent expense on the straight-line method over the terms of the leases. Rent expense associated with noncancelable operating leases totaled approximately $478 and $926 for the nine months ended September 30, 2013 and 2014, respectively.

Future minimum lease payments under noncancelable operating leases at September 30, 2014 are as follows:

	Amount
Year:	
2014 (Remaining)	$ 258
2015	1,525
2016	1,531
2017	1,241
2018	908
2019	602
Thereafter	—
	$6,065

(12) Segment and Geographic Information

Operating segments are defined as components of an enterprise for which separate financial information is available and evaluated regularly by the chief operating decision maker, or decision-making group, in deciding how to allocate resources and in assessing performance. The Company globally manages the business within one reportable segment. Segment information is consistent with how management reviews the business, makes investing and resource allocation decisions and assesses operating performance. The Company's geographic regions consist of the United States and other areas, which are referred to as international.

The following table represents net revenues by geographic area, based on the location of the customer during the nine months ended September 30, 2013 and 2014:

	2013	2014
United States	$32,627	$39,733
International	3,592	3,364
Total	$36,219	$43,097

The composition of the Company's long-lived assets, consisting of property and equipment, amortizable intangible assets and goodwill by geographic area, is set forth below:

	December 31,	
	2013	2014
United States	$ 4,369	$ 7,014
Israel	41,270	36,233
Other Regions	5,462	6,411
Total	$51,101	$49,658

ECPM HOLDINGS, LLC AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements
December 31, 2013 and September 30, 2014
(Dollars in thousands, except unit and per unit data)
(Unaudited)

(13) Subsequent Events

On October 30, 2014, the Company issued approximately $25,945 of Class A Units to existing Members and certain of their affiliates.

Independent Auditors' Report
to the Board of Directors and Shareholders of
Peer Medical Ltd. (A Development Stage Company)

We have audited the accompanying financial statements of Peer Medical Ltd. (A Development Stage Company), which comprise the balance sheet as of December 31, 2012 and the related statement of operations, changes in redeemable convertible preferred shares and shareholders' deficit and cash flows for the year then ended, and for the period from inception through December 31, 2012, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with U.S. generally accepted accounting principles; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly in all material respects, the financial position of Peer Medical Ltd. (A Development Stage Company) as of December 31, 2012 and the results of its operations and its cash flows for the year then ended, and for the period from inception through December 31, 2012, in conformity with U.S. generally accepted accounting principles

Somekh Chaikin
Certified Public Accountants (Isr.)
Member Firm of KPMG International

Tel Aviv, Israel
January 8, 2015

Peer Medical Ltd.
(A Development Stage Company)

Balance Sheet as at December 31

	Note	2012 US$ thousands
Assets		
Current assets		
Cash and cash equivalents	3	**2,397**
Other receivables	4	**344**
Total current assets		**2,741**
Leasing deposits		**28**
Property and equipment, net	5	**145**
Total assets		**2,914**
Liabilities, convertible securities and shareholders' deficit		
Current liabilities		
Trade payables	6	**292**
Other payables	7	**426**
Convertible bonds	8	**2,522**
		3,240
Commitments	13	
Redeemable Convertible preferred shares and shareholders' deficit	9	
Series A redeemable convertible preferred shares, NIS 0.01 par value; 2,000,000 shares authorized, 1,525,001 shares issued and outstanding at December 31, 2012 (liquidation preference of $9,115 thousand at December 31, 2012)		**7,383**
Shareholder's deficit		
Ordinary shares, NIS 0.01 par value; 18,000,000 authorized, 1,020,000 shares issued and outstanding at December 31, 2012		**3**
Capital surplus		**298**
Accumulated deficit		**(8,010)**
Total shareholders' deficit		**(7,709)**
Total liabilities, redeemable convertible preferred shares and shareholders' deficit		**2,914**

/s/ Yaniv Kirma	/s/ David Gill
Yaniv Kirma	David Gill
Director	Chief Financial Officer

Date: January 8, 2015

The accompanying notes are an integral part of the financial statements.

Peer Medical Ltd.
(A Development Stage Company)

Statement of Operations

	Note	Year ended December 31, 2012	Cumulative from inception (October 20, 2009) through December 31, 2012
		US$ thousands	US$ thousands
Operating expenses			
Research and development	2E	**2,687**	6,182
Sales and marketing		**10**	21
General and administrative	2F	**876**	2,043
Total operating expenses		**3,573**	8,246
Loss from operations		**3,573**	8,246
Financial expenses (income), net		**(33)**	(236)
Net loss for the period		**3,540**	8,010

The accompanying notes are an integral part of the financial statements.

Peer Medical Ltd.
(A Development Stage Company)

Statement of Changes in Redeemable Convertible Preferred Shares and Shareholders' Deficit

	Redeemable convertible preferred shares		Total redeemable convertible preferred shares	Ordinary shares		Capital surplus	Accumulated deficit during the development stage	Total shareholders' deficit
	Number of shares	US$ thousands	US$ thousands	Number of shares	US$ thousands	US$ thousands	US$ thousands	US$ thousands
Balance at October 20, 2009 (date of inception)	—	—	—	—	—	—	—	—
Issuance of ordinary shares	—	—	—	1,020,000	3	—	—	3
Issuance of Series A redeemable convertible preferred shares, net of issuance costs of $117 thousand	1,525,001	7,383	7,383	—	—	—	—	—
Share-based compensation	—	—	—	—	—	103	—	103
Net loss	—	—	—	—	—	—	(4,470)	(4,470)
Balance at January 1, 2012 ...	1,525,001	7,383	7,383	1,020,000	3	103	(4,470)	(4,364)
Share-based compensation	—	—	—	—	—	195	—	195
Net loss	—	—	—	—	—	—	(3,540)	(3,540)
Balance at December 31, 2012	**1,525,001**	**7,383**	**7,383**	**1,020,000**	**3**	**298**	**(8,010)**	**(7,709)**

The accompanying notes are an integral part of the financial statements.

Peer Medical Ltd.
(A Development Stage Company)

Statement of Cash Flows

	Year ended December 31, 2012	Cumulative from inception (October 20, 2009) through December 31, 2012
	US$ thousands	US$ thousands
Cash flows generated by operating activities		
Net loss	**(3,540)**	(8,010)
Adjustments to reconcile net loss to net cash used in operating activities:		
Depreciation and amortization	**40**	87
Share-based compensation	**195**	298
Accrued interest expenses in respect of convertible bonds	**25**	25
Changes in operating assets and liabilities items:		
Other receivables	**(120)**	(344)
Trade payables and other payables	**392**	718
Net cash used in operating activities	**(3,008)**	(7,226)
Cash flows generated by investing activities		
Leasing deposits	**5**	(28)
Investment in property and equipment	**(62)**	(232)
Net cash used in investing activities	**(57)**	(260)
Cash flows generated by financing activities		
Proceeds from issuance of convertible bonds	**2,497**	2,497
Proceeds from issuance of redeemable convertible preferred shares, net of issuance costs	**—**	7,383
Proceeds from issuance of ordinary shares	**—**	3
Net cash provided by financing activities	**2,497**	9,883
Net increase (decrease) in cash and cash equivalents	**(568)**	2,397
Cash and cash equivalents at the beginning of period	**2,965**	—
Cash and cash equivalents at the end of the period	**2,397**	2,397

The accompanying notes are an integral part of the financial statements.

Peer Medical Ltd.
(A Development Stage Company)

Notes to the Financial Statements

Note 1 – General

Peer Medical Ltd., (A Development Stage Company) (the "Company") was incorporated as an Israeli corporation and commenced its business operation on October 20, 2009.

The Company is mainly engaged in developing and commercializing medical know-how and imaging products in the field of colonoscopy. Since its inception, the Company has devoted substantially all of its efforts to business planning, research and development, recruiting management and technical staff and raising capital. Accordingly, the Company is considered to be in the development stage as defined in FASB ASC Topic 915 "Development Stage Entities".

The Company's future results of operations involve a number of risks and uncertainties common to companies in the technology industry. Factors that could affect the Company's future operating results and cause actual results to vary materially from expectations include, but are not limited to, rapid technological change, uncertainty of market acceptance of products and services, competition from substitute products and larger companies, protection of proprietary technology, strategic relationships and dependence on key individuals.

On October 6, 2012, a merger agreement was signed between the Company, EndoChoice Inc. (hereinafter: EndoChoice), an Atlanta based Company engaged in the field of medical devices in the Endoscopy field for gastroenterology and ECPM Holdings, LLC (hereinafter: ECPM) a new Delaware company which was formed for the purpose of the merger, whereby all shareholders of the Company and EndoChoice will transfer the entirety of their rights in the Company and in EndoChoice to ECPM in return for rights of ECPM.

All existing stock options of the Company and EndoChoice were replaced by options to purchase ECPM rights. Accordingly, ECPM adopted the Company's 2011 Share Incentive Plan.

The merger closing was contingent upon the fulfillment of certain conditions. The Closing occurred on January 4, 2013.

Effective the closing date, the Company is a wholly owned subsidiary of ECPM.

On June 19, 2013 the Company changed its legal name to EndoChoice Innovation Center Ltd.

The accompanying financial statements have been prepared on a basis that contemplates the realization of assets and the satisfaction of liabilities and commitments in the normal course of business. The Company believes ECPM has sufficient cash and working capital to support forecasted operating results, capital expenditures and commitments of the Company for the foreseeable future.

Note 2 – Significant Accounting Policies

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

The significant accounting policies followed in the preparation of the financial statements, applied on a consistent basis, are as follows:

A. *Use of estimates*

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amounts of expenses during the reporting period. The most significant estimates relate to assessing the realization of deferred tax assets and the fair value of the

Company's ordinary shares and the useful lives of property and equipment. The markets for the Company's products are characterized by intense competition and rapid technological development, all of which could impact the future realizability of the Company's assets. Actual results could differ from these estimates.

B. *Foreign currency*

The transactions and balances of the Company denominated in U.S. dollars are presented at their original amounts as the U.S. dollar is the currency of the primary economic environment in which the Company has operated and expects to continue to operate in the foreseeable future.

Monetary assets and liabilities denominated in a non-U.S. dollar currency are translated using the current exchange rate and nonmonetary assets and liabilities and capital accounts denominated in a non-U.S. dollar currency are translated using historical exchange rates.

Statement of operations accounts denominated in a non-U.S. dollar currency are translated using the exchange rates in effect on the transaction dates, except for depreciation, which is translated using historical exchange rates. Adjustments from the translation of the Company's financial statements to U.S. dollars and foreign exchange transaction gains and losses are included in income for the period in which exchange rates change. Such adjustments have been immaterial since inception.

	December 31 2012
Details of exchange rates:	
$1 – in New Israeli Shekel (NIS)	**3.733**

The translation should not be construed as a representation that the foreign currency amounts upon which the translation is based actually represent, or could be converted into, US dollar.

C. *Cash and cash equivalents*

The Company considers all highly liquid instruments with a maturity of three months or less at the date of purchase to be cash equivalents. Cash equivalents are stated at their carrying values, which approximates their fair values. Cash equivalents consist of cash balances available for immediate use and call deposits.

D. *Property and equipment*

Property and equipment are stated at cost less accumulated depreciation. Maintenance and repair expenses are charged to operations as incurred. Depreciation is calculated on the straight-line method based on the estimated useful lives of the assets, and commences once the assets are ready for their intended use.

Annual rates of depreciation are as follows:

	%
Computers and software	33
Laboratory equipment	7-15
Office furniture	6-15
Leasehold improvements	10

E. *Research and development*

Costs incurred in the research and development of the Company's products comprise, mainly, salaries, wages and materials, and are expensed as incurred, except for certain software development costs. Costs associated with the development of computer software are expenses prior to establishment of technological feasibility and capitalized thereafter until the product is available for general release to customers as defined by FASB ASC Subtopic 985-20 "Accounting for the Cost of Computer Software to be Sold, Leased or Otherwise Marketed". Software development costs subject to capitalization, from inception through December 31, 2012 have not been material.

F. *General and administrative expenses*

General and administrative expenses comprise, mainly, salaries, wages and management fees, and are expensed as incurred.

G. *Shares-based compensation*

The Company accounts for its employee share-based compensation awards in accordance with ASC Topic 718, Compensation – Stock Compensation. ASC Topic 718 requires that all employee share-based compensation is recognizes as a cost in the financial statements and that for equity-classified awards such cost is measured at the grant date fair value of the award. The Company estimates grant date fair value using the Black-Scholes option-pricing model.

The Company applies the fair value-based method of accounting set forth in ASC Topic Topic 718 and ASC 505-5-030 "Accounting for Equity Instruments that are Issued to Other Than employees for Acquiring, or in Conjunction with Selling, Goods or Services" to account for share-based compensation to non-employees. Using the fair value method, the total compensation expense is computed based on the fair value of the options on the date the options granted to the non-employees become fully vested.

H. *Taxes on Income*

The Company accounts for income taxes in accordance with FASB ASC Topic 740, "Income Taxes". Deferred tax assets or liabilities are recognized in respect of temporary differences between the tax bases of assets and liabilities and their financial reporting amounts as well as in respect of tax losses and other deductions which may be deductible for tax purposes in future years, based on enacted statutory tax rates applicable to the periods in which such deferred taxes will be realized. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized.

I. *Comprehensive Income*

ASC 220-10 "Reporting Comprehensive Income" requires a full set of general purpose financial statements to include the reporting of "comprehensive income." Comprehensive income is defined as net income plus all revenues, expenses, gains and losses from non-owner sources that are excluded from net income in accordance with generally accepted accounting principles. For the period presented, there were no differences between comprehensive income or loss and the net income or loss of the Company.

Peer Medical Ltd.
(A Development Stage Company)

Notes to the Financial Statements

J. Concentration of Credit Risk

Financial instruments which potentially expose the Company to concentrations of credit risk consist primarily cash and cash equivalents. The Company maintains bank accounts in financial institutions that management believes have strong credit ratings.

Note 3 – Cash and Cash Equivalents

	December 31 2012
	US$ thousands
In US$	1,020
In Israeli Shekel	1,034
In Euro	343
	2,397

Note 4 – Other receivables

	December 31 2012
	US$ thousands
Prepaid expenses	229
Value-added tax receivable	95
Deposits	7
Others	13
	344

Note 5 – Property and Equipment, Net

Property and equipment consists of the following:

	December 31 2012
	US$ thousands
Cost:	
Computers and software	127
Laboratory equipment	91
Office furniture	10
Leasehold improvements	4
	232
Less: accumulated depreciation and amortization	(87)
	145

Depreciation expenses for the year ended December 31, 2012 and for the cumulative period from October 20, 2009 (date of inception) to December 31, 2012, were $40 thousand and $87 thousand, respectively.

Note 6 – Trade Payables

	December 31 2012
	US$ thousands
Accounts payables	**292**

Note 7 – Other Payables

	December 31 2012
	US$ thousands
Employees and related benefits	**399**
Accrued expenses	**27**
	426

Note 8 – Convertible Bonds

In September 2012 and October 2012, the Company issued Convertible Bonds in a total amount of $2,497 thousand to a new lender and certain existing shareholders. The Convertible Bonds carry annual interest of 4% from issuance date through conversion or repayment of the bonds.

The conversion of the bonds was subject to the occurrence of various events, and the bonds will be accordingly converted into various convertible preferred shares of the Company based on the principle amount and accrued interest from issuance date through conversion date.

In January 2013, just prior to the closing of the merger, all Convertible Bonds were converted into Series A-1 convertible preferred shares, which have the same rights and preferences as the series A redeemable convertible preferred shares of the Company, which were then converted into Class A rights of ECPM.

Note 9 – Redeemable Convertible Preferred Shares and Shareholders' Equity

A. *Ordinary shares*

All of the issued and outstanding Ordinary Shares of the Company are duly authorized, validly issued and fully paid. Each share of ordinary shares is entitled to one vote. The holders of ordinary shares are also entitled to receive dividends whenever funds are legally available and when declared by the board of directors, subject to the prior rights of holders of all classes of shares outstanding.

B. *Redeemable Convertible Preferred Shares*

In March 2010 and April 2010, the Company issued 1,016,667 and 508,334 shares of Series A redeemable convertible preferred shares, respectively. The Company recorded the redeemable convertible preferred shares on the dates of issuance, net of issuance costs. The Company classifies the redeemable convertible preferred shares outside of stockholders equity (deficit) because the shares contain redemption features that are not solely within the Company's control. For the year ended December 31, 2012, the Company did not adjust the carrying value of the Redeemable convertible preferred shares to their redemption amount since the shares become redeemable upon certain deemed liquidation events that are not deemed to be probable until they occur.

Series A convertible preferred shares has the following characteristics:

Voting

The holders of the preferred shares are entitled to vote, together with the holders of ordinary shares, on all matters submitted to shareholders for a vote. Each preferred shareholder is entitled to the number of votes equal to the number of ordinary shares into which each preferred share is convertible at the time of such vote.

Liquidation and Dividend preference

In the event of any liquidation, as defined in the Article of Association, or in the event of distribution of dividends, the holders of Series A preferred shares are entitled to receive prior to and in preference to any distribution to any of the holders of ordinary shares. The holders of the preferred shares shall be entitled to receive an amount per preferred share equal to the original purchase price plus eight percent (8%) per annum, from the date on which such shares were issued until the date of distribution, less any amount previously paid with regard to such shares ("preferential A amount"). After payment in full of the preferential series A amount, then the remaining amount of distribution shall be distributed pro-rata among all of the shareholders of the Company (including the holders of the preferred A shares), in proportion to the number of ordinary shares held by each of them on an as converted basis. If the distributable proceeds available in the pro-rata distribution will be higher than 300% or 500%, depends in the distribution period then the holders of the preferred shares shall not be entitled to receive the preferential A amount or any other preference, including, without limitation, any dividend preference. Through December 31, 2012, no dividends have been declared or paid by the Company.

In the event that the Company issues a new class of preferred shares with a preference of less than eight percent (8%) per annum and persons subscribe to such preferred shares in the minimum aggregate amount of $1,000 thousand, then from the date on which such minimum aggregate subscription occurs, the percentage used to calculate the preference of the Preferred Shares as calculated in the preferential A amount shall be reduced, going forward, to the reduced percentage.

Conversion

Each share of preferred shares, at the option of the holder, is convertible into a number of fully paid shares of ordinary shares as determined by dividing the original purchase price by the conversion price in effect at the time to such share. The initial conversion price of Series A Preferred Shares is the original purchase price, and is subject to adjustment in accordance with anti-dilution provisions as detailed in the Company's Article of Association. Conversion is automatic immediately upon i) the closing of an initial public offering where the Company's pre-money valuation is $60,000 thousand or more with net proceeds to the Company of $15,000 thousand or more; ii) in the event that the holders of at least seventy percent (70%) of the then outstanding preferred shares, voting as a separate class, consent to such conversion.

Anti-dilution

A Limited number of key personnel have anti-dilution protection which allows each of them to retain a defined share percentage as long as they are engaged with the Company as employees, consultants. Directors or otherwise, pursuant to an agreement approved by the Board of Directors.

As of the signing date of the report there was no need to issue any anti-dilution shares.

Note 10 – Shares Option Plan

1. *Share Option Plan General*

In January 2011, the Company adopted a new option plan, the 2011 Share Incentive Plan (the "2011 Plan") for directors, employees and consultants. Under the 2011 Plan, the board of Directors (the "Board") has the authority to grant share options to directors, employees and consultants of the Company under varying Israel tax regimes or any other tax ruling provided by the tax authorities to the Company, as well as with respect to non-Israeli residents pursuant to the applicable law in their respective country of residence. Each option entitles the holder to purchase one ordinary share of par value of NIS 0.01.

As of December 31, 2012, the Company reserved 200,000 ordinary shares for issuance upon the exercise of options.

2. *Share Option Grant Information*

The following is a summary of share option activity and related information for the year ended December 31, 2012:

		Options outstanding	Options exercisable
	Number outstanding at December 31, 2012	Weighted average remaining contractual life (in years)	Number exercisable at December 31, 2012
$5	2,000	**8.38**	1,083
$1	118,570	**7.57**	95,964
$0.0026	59,293	**7.12**	55,944
	179,863		152,991

The option allotments are as follows:

	Year ended December 31, 2012	
	Number of options	Weighted average exercise price
Outstanding – beginning of period	**109,413**	**$0.79**
Granted	**70,450**	**$0.60**
Outstanding– end of period	**179,863**	**$0.72**
Exercisable at end of period	**152,991**	
Weighted average grant date fair value	**$ 1.90**	

The Company applies ASC Topic 718 in respect of options granted to employees and service-providers using the Black-Scholes model and recorded net compensation expense in respect of amortization of $195 thousand for the year ended December 31, 2012, respectively, based on the following parameters:

Volatility	70%
Risk-free interest rate	1.685%
Expected life	6 years

Note 11 – Income Taxes

A. *Effective income tax*

On July 14 2009, the Israeli parliament enacted the law of "Economic efficiency improvement" (legislation amendments for the implementation of the Economic program for the years 2009 and 2011), which provides for a gradual reduction of the Corporate tax rate up to 18% in the year 2016 onward. According to the amendments, commencing 2011 the corporate tax rates will be as follows:

In the 2011 tax year – 24%, in the 2012 tax year – 23%, in the 2013 tax year – 22%, in the 2014 tax year – 21%, in the 2015 tax year – 20% and as from the 2016 tax year the company tax rate will be 18%.

On December 5, 2011, the Knesset passed the Law to Correct the Tax Burden (Legislative Amendments) – 2011. According to the Law, the tax reduction that had been prescribed in the Economic Efficiency Law, will be cancelled, and the corporate tax rate commencing from 2012 and thereafter will be 25%.

On July 30, 2013 the "Knesset" approved the Economic Arrangement Law for the years 2013 and 2014. According to the Law the corporate tax rate will be 26.5% as from 2014.

B. *Carry-forward tax losses*

Carry-forwards tax losses as of December 31, 2012 are approximately $5,080 thousand.

C. *Deferred Tax Asset*

The significant components of the deferred tax asset are as follows:

	December 31 2012
	US$ thousands
Net operating loss carryforwards	1,306
Research and development credit carryforwards	657
Other timing differences	3
	1,966
Less: valuation allowance	(1,966)
Net deferred tax asset	—

Management believes that, based on a number of factors, it is more likely than not that the deferred tax assets will not be utilized, such that a full valuation allowance has been recorded at December 31, 2012. Should the Company achieve profitability, these deferred tax assets may be available to offset future income tax liabilities and expense.

D. *Accounting for Uncertainty in Income Taxes*

For the period ended December 31, 2012, the Company did not have any unrecognized tax benefits and do not expect that the amount of unrecognized tax benefits will change significantly within the next 12 months. The Company's accounting policy is to accrue interest and penalties related to unrecognized tax benefits as a component of income tax expense.

Peer Medical Ltd.
(A Development Stage Company)

Notes to the Financial Statements

Note 12 – Liability in Respect of Employee Severance Payments

Under Israeli law and labor agreements the Company is required to pay severance payments to each employee who was employed by the Company for over one year and has been terminated by the Company or resigned under certain specified circumstances. The Company's liability for severance pay is calculated based on the most recent salary of the employees multiplied by the number of years of employment as of the balance sheet date.

The Company's liability is fully provided by monthly deposits with severance pay funds, insurance policies and by an accrual. The Company's payments to the pension funds and insurance companies discharge the Company's obligation to these employees as required by the Severance Pay Law in connection with Section 14. Accumulated amounts in the pension funds and with the insurance companies are not under the control or administration of the Company, and accordingly, neither those amounts nor the corresponding accrual for severance pay are reflected in the balance sheet.

Note 13 – Commitments

The Company is engaged in an operating lease for vehicle and office facilities. Future minimum lease commitments under non-cancelable operating lease as of December 31, 2012 are $46 thousand for 2013, with no further commitments from then onward.

Shares



Common Stock

J.P. Morgan
BofA Merrill Lynch
William Blair
Stifel

, 2015

Part II: Information not required in the prospectus

Item 13. Other expenses of issuance and distribution.

The following table sets forth all fees and expenses, other than underwriting discounts and commissions, payable solely by the registrant in connection with the offer and sale of the securities being registered. All amounts shown are estimated except for the registration fee of the Securities and Exchange Commission, the FINRA filing fee and the　　listing fee.

SEC registration fee	$	*
FINRA filing fee		*
listing fee		*
Accounting fees and expenses		*
Legal fees and expenses		*
Printing fees and expenses		*
Transfer agent and registrar fees and expenses		*
Blue sky fees and expenses		*
Director and officer insurance		*
Miscellaneous		*
Total	$	*

* To be completed by amendment.

Item 14. Indemnification of directors and officers.

Prior to the closing of this offering, ECPM Holdings, LLC intends to convert into a Delaware corporation pursuant to a statutory conversion and change its name to EndoChoice Holdings, Inc. Section 145(a) of the Delaware General Corporation Law (the "DGCL") provides that a Delaware corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, other than an action by or in the right of the corporation, by reason of the fact that such person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit or proceeding if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe the person's conduct was unlawful.

Section 145(b) of the DGCL provides that a Delaware corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that such person acted in any of the capacities set forth above, against expenses (including attorneys' fees) actually and reasonably incurred by such person in connection with the defense or settlement of such action or suit if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation, unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the court shall deem proper.

Further subsections of DGCL Section 145 provide that:

- to the extent a present or former director or officer of a corporation has been successful on the merits or otherwise in the defense of any action, suit or proceeding referred to in subsections (a) and (b) of Section 145 or in the defense of any claim, issue or matter therein, such person shall be indemnified against expenses, including attorneys' fees, actually and reasonably incurred by such person in connection therewith;

- the indemnification and advancement of expenses provided for pursuant to Section 145 shall not be deemed exclusive of any other rights to which those seeking indemnification or advancement of expenses may be entitled under any bylaw, agreement, vote of stockholders or disinterested directors or otherwise; and

- the corporation shall have the power to purchase and maintain insurance of behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against any liability asserted against such person and incurred by such person in any such capacity, or arising out of such person's status as such, whether or not the corporation would have the power to indemnify such person against such liability under Section 145.

As used in this Item 14, the term "proceeding" means any threatened, pending, or completed action, suit, or proceeding, whether or not by or in the right of Registrant, and whether civil, criminal, administrative, investigative or otherwise.

Section 145 of the DGCL makes provision for the indemnification of officers and directors in terms sufficiently broad to indemnify officers and directors of each of the registrants incorporated in Delaware under certain circumstances from liabilities (including reimbursement for expenses incurred) arising under the Securities Act of 1933, as amended (the "Act"). EndoChoice may, in its discretion, similarly indemnify its employees and agents.

The amended and restated certificate of incorporation and amended and restated bylaws of EndoChoice provide that, to the fullest extent and under the circumstances permitted by Section 145 of the DGCL, EndoChoice will indemnify from and against any and all of the expenses, liabilities or other maters referred to in Section 145 of the DGCL. In addition, the amended and restated certificate of incorporation of EndoChoice relieves its directors from monetary damages to it or its stockholders for breach of such director's fiduciary duty as a director to the fullest extent permitted by the DGCL. Under Section 102(b)(7) of the DGCL, a corporation may relieve its directors from personal liability to such corporation or its stockholders for monetary damages for any breach of their fiduciary duty as directors except (i) for a breach of the duty of loyalty, (ii) for failure to act in good faith, (iii) for intentional misconduct or knowing violation of law, (iv) for willful or negligent violations of certain provisions in the DGCL imposing certain requirements with respect to stock repurchases, redemptions and dividends, or (v) for any transactions from which the director derived an improper personal benefit.

EndoChoice anticipates entering into indemnification agreements with its directors and officers to provide such officers and directors with additional contractual assurances regarding the scope of their indemnification. EndoChoice also intends to purchase and maintain insurance on behalf of any person who is or was a director or officer against any loss arising from any claim asserted against him or her and incurred by him or her in any such capacity, subject to certain exclusions.

Item 15. Recent sales of unregistered securities.

The following list sets forth information as to all securities we have sold or exchanged since January 4, 2013, which were not registered under the Securities Act. Amounts below do not give effect to our corporate conversion from a limited liability company to a corporation and, in connection therewith, the conversion of all outstanding units and all declared and unpaid yield thereon (as of January 1, 2015) into an aggregate of   shares of our common stock, based on the assumed initial public offering price of $ (the midpoint of the price range set forth on the cover page of this prospectus).

(1) On January 4, 2013, all issued and outstanding shares of stock of EndoChoice, Inc. were exchanged for units of ECPM Holdings, LLC and EndoChoice, Inc. became a wholly owned subsidiary of ECPM Holdings, LLC, which we refer to as the ECPM Holdings transaction. ECPM Holdings, LLC was established to facilitate the acquisition of Peer Medical Ltd., or Peer Medical, an Israeli company in the business of developing proprietary endoscopic systems for performing endoscopic examinations, and RMS Endoskopie-Technik Stephan Wieth e.K., or RMS, a German company in the business of manufacturing, repairing and distributing endoscopic systems.

- As part of the funding for the Peer Medical and RMS acquisitions, we issued 43,885,000 new Class A units at a price per share of $1.00 for aggregate gross consideration of approximately $43.9 million.

- As part of the formation and merger transactions, we also issued:

  - 7,322,023 Class B, Series B1 units, 15,409,245 Class B, Series B2 units, 8,767,534 Class B, Series B3 units, and 10,185,250 Class B, Series B4 units for shares of historic EndoChoice, Inc. stock (subsequently 1,985,814 of the Class B, Series B4 units were repurchased by us pursuant to put options); and

  - 206,337 Class C, Series C1 units, 1,534,879 Class C, Series C2 units and 1,159,872 Class C, Series C3 units for historic Peer Medical Ltd. stock (subsequently 126,186 of the Class C, Series C3 units were repurchased by us pursuant to put options).

(2) Since January 4, 2013, we have issued Class A units in the following transactions:

- Between June 6, 2013 and December 31, 2013, we issued an aggregate of 400,000 Class A units to two of our directors at a price per share of $1.00 for aggregate gross consideration of $0.40 million.

- On February 18, 2014, we issued an aggregate of 1,263,344 warrants to purchase Class A units for aggregate gross consideration of approximately $2.0 million.

- On October 30, 2014, we issued 27,128,195 Class A units at a per share price of $0.9564 for aggregate gross consideration of approximately $25.9 million.

(3) Since January 4, 2013, we have issued 552,460 Class B, Series B4 units and 7,718 Class C, Series C3 units to employees in connection with the exercise of options issued in connection with the formation and merger transactions.

(4) Since January 4, 2013, we have granted 11,981,991 incentive units to employees and directors under our 2013 Incentive Unit Plan.

We claimed exemption from registration under the Securities Act for the sale and issuance of securities in the transactions described in paragraphs (1) and (2) by virtue of Section 4(a)(2) and/or Regulation D promulgated thereunder as transactions not involving any public offering. All of the purchasers of unregistered securities for which we relied on Section 4(a)(2) and/or Regulation D represented that they were accredited investors as defined under the Securities Act. We claimed such exemption on the basis that (a) the purchasers in each case represented that they intended to acquire the securities for investment only and not with a view to the distribution thereof and that they either received adequate information about the registrant or had access, through employment or other relationships, to such information and (b) appropriate legends were affixed to the stock certificates issued in such transactions.

We claimed exemption from registration under the Securities Act for the sales and issuances of securities in the transactions described in paragraphs (3) and (4) above under Section 4(a)(2) of the Securities Act in that such sales and issuances did not involve a public offering or under Rule 701 promulgated under the Securities Act, in that they were offered and sold either pursuant to written compensatory plans or pursuant to a written contract relating to compensation, as provided by Rule 701.

Item 16. Exhibits and financial statement schedules.

(a) The exhibits listed below in the "Index to exhibits" are part of this Registration Statement on Form S-1 and are numbered in accordance with Item 601 of Regulation S-K.

(b) Financial statement schedules.

Schedule II – Valuation and Qualifying Accounts

	Balance at beginning of year	Charged to cost and expense	Deductions	Balance at end of year
Year ended December 31, 2012				
Allowance for doubtful accounts	419	717	(821)	315
Deferred income tax valuation allowance	5,156	497	—	5,653
Year ended December 31, 2013				
Allowance for doubtful accounts	315	992	(267)	1,040
Deferred income tax valuation allowance	5,653	6,351	—	12,004

Item 17. Undertakings.

The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial *bona fide* offering thereof.

(3) The undersigned will provide to the underwriters, at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

Signatures

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Alpharetta, State of Georgia, on , 2015.

ECPM Holdings, LLC

By: ______________________________

Mark G. Gilreath

President and Chief Executive Officer

Power of attorney

Each of the undersigned officers and directors of ECPM Holdings, LLC hereby constitutes and appoints Mark G. Gilreath, David N. Gill and James B. Young, Jr. and each of them, his true and lawful attorneys-in-fact and agents, each with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign the Registration Statement of ECPM Holdings, LLC on Form S-1, and any other registration statement relating to the same offering (including any registration statement, or amendment thereto, that is to become effective upon filing pursuant to Rule 462(b) under the Securities Act of 1933), and any and all amendments thereto (including post-effective amendments), and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite or necessary to be done in connection therewith, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that each of said attorneys-in-fact and agents, or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities set forth opposite their names and on the date indicated above.

Signature	Title
Mark G. Gilreath	President, Chief Executive Officer and Director (Principal Executive Officer)
David N. Gill	Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)
James R. Balkcom	Chairman of the Board of Directors
J. Scott Carter	Director
D. Scott Davis	Director
Dr. Uri Geiger	Director
R. Scott Huennekens	Director

Signature	Title
_____ David L. Kaufman	Director
_____ Rurik G. Vandevenne	Director

Index to exhibits

Exhibit No.	
1.1*	Form of Underwriting Agreement
3.1*	Form of Amended and Restated Certificate of Formation of ECPM Holdings, LLC
3.2*	Form of Amended and Restated Bylaws of ECPM Holdings, LLC
4.1*	Form of Stock Certificate for Common Stock
5.1*	Opinion of King & Spalding LLP regarding legality of securities being offered
10.1*	First Amended and Restated Limited Liability Company Agreement, dated as of January 4, 2013, by and among ECPM Holdings, LLC and the members party thereto
10.2*	First Amendment to First Amended and Restated Limited Liability Company Agreement, dated as of September 9, 2013, by and among ECPM Holdings, LLC and the members party thereto
10.3*	Second Amendment to First Amended and Restated Limited Liability Company Agreement, dated as of December 31, 2013, by and among ECPM Holdings, LLC and the members party thereto
10.4*	Third Amendment to First Amended and Restated Limited Liability Company Agreement, dated as of February 18, 2014, by and among ECPM Holdings, LLC and the members party thereto
10.5*	Investor Rights Agreement, dated as of January 4, 2013, by and among ECPM Holdings, LLC and the investors party thereto
10.6*	Registration Agreement, dated as of January 4, 2013, by and among ECPM Holdings, LLC, Avraham Levy, and the investors party thereto
10.7*	Voting Agreement, dated as of January 4, 2013, by and among ECPM Holdings, LLC, Council Capital II, LP, Envest III, LLC, River Cities Capital Fund IV, L.P., and the investors party thereto
10.8*	Loan and Security Agreement, dated as of September 9, 2013, as amended as of March 25, 2014 and July 24, 2014, by and among ECPM Holdings, LLC, the other parties thereto that are designated as borrowers and Silicon Valley Bank
10.9*	Growth Capital Loan and Security Agreement, dated as of February 18, 2014, by and among ECPM Holdings, LLC, the other parties thereto that are designated as borrowers and TriplePoint Capital LLC, as lender
10.10*†	Endochoice, Inc. 2007 Stock Incentive Plan as assumed by ECPM Holdings, LLC and amended and restated effective January 4, 2013
10.11*†	Form of Stock Option Award Agreement for Endochoice, Inc. 2007 Stock Incentive Plan (Employees)
10.12*†	Form of Stock Option Award Agreement for Endochoice, Inc. 2007 Stock Incentive Plan (Non-Employee Directors)
10.13*†	ECPM Holdings, LLC 2013 Incentive Unit Plan
10.14*†	First Amendment to the ECPM Holdings, LLC 2013 Incentive Unit Plan
10.15*†	Second Amendment to the ECPM Holdings, LLC 2013 Incentive Unit Plan
10.16*†	Form of Incentive Unit Award Agreement for ECPM Holdings, LLC 2013 Incentive Unit Plan
10.17*†	Form of Incentive Unit Award Agreement for ECPM Holdings, LLC 2013 Incentive Unit Plan (for employees in Israel)
10.18*†	EndoChoice Holdings, Inc. 2015 Omnibus Equity Incentive Plan
10.19*†	Employment Agreement, dated as of January 4, 2013, by and between ECPM Holdings, LLC and Mark G. Gilreath

Exhibit No.	
10.20*†	Employment Agreement, dated as of August 18, 2014, by and between ECPM Holdings, LLC and David N. Gill
10.21*†	Employment Agreement, dated as of February 18, 2013, by and between ECPM Holdings, LLC and Kevin V. Rubey
16.1**	Letter to the Securities and Exchange Commission from Windham Brannon
21.1	List of subsidiaries of ECPM Holdings, LLC
23.1*	Consent of King & Spalding LLP (included as part of Exhibit 5.1)
23.2*	Consent of KPMG LLP, independent registered public accounting firm
24.1	Powers of Attorney (included on signature pages)

* To be filed by amendment.
** Filed herewith.
† Indicates management agreement.

